UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2013
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Table of Contents

Table of Contents

1 - Press Release	3
Highlights	4
Main Information	6
Ratings	8
Book Net Income vs. Adjusted Net Income	8
Summarized Analysis of Adjusted Income	9
Economic Scenario	22
Main Economic Indicators	23
Guidance	24
Book Income vs. Managerial Income vs. Adjusted Income Statement	25
2 - Economic and Financial Analysis	29
Statement of Financial Position	30
Adjusted Income Statement	31
Financial Margin – Interest and Non-Interest	31
– Financial Margin – Interest	32
• Loan Financial Margin – Interest	34
• Funding Financial Margin – Interest	49
• Securities / Other Financial Margin – Interest	54
• Insurance Financial Margin – Interest	54
– Financial Margin – Non-Interest	55
Insurance, Pension Plans and Capitalization Bonds	56
– Bradesco Vida e Previdência	63
– Bradesco Saúde e Mediservice	65
– Bradesco Capitalização	66
– Bradesco Auto/RE	68
Fee and Commission Income	70
Personnel and Administrative Expenses	76
– Operating Coverage Ratio	79
Tax Expenses	79
Equity in the Earnings (Losses) of Unconsolidated Companies	80
Operating Income	80
Non-Operating Income	81
3 - Return to Shareholders	83
Sustainability	84
Investor Relations Area – IR	84
Corporate Governance	85
Bradesco Shares	85
Market Capitalization	88
Main Indicators	89
Dividends / Interest on Shareholders’ Equity	90
Weight on Main Stock Indexes	90
4 - Additional Information	91
Market Share of Products and Services	92
Reserve Requirements/Liabilities	93
Investments in Infrastructure, Information Technology and Telecommunications	94
Risk Management	96
Capital Adequacy Ratio	96
5 - Independent Auditor’s Report	97
Reasonable assurance report from independent auditors on the supplementary accounting information	98
6 - Consolidated Financial Statements, Independent Auditors’ Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report	101
Financial Statements, Independent Auditor’s Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report	102

Bradesco	1

Forward-Looking Statements

This Report on Economic and Financial Analysis contains forward-looking statements relating to our business. Such statements are based on management’s current expectations, estimates and projections about future events and financial trends, which could affect our business. Words such as: “believes,” “anticipates,” “plans,” “expects,” “intends,” “aims,” “evaluates,” “predicts,” “foresees,” “projects,” “guidelines,” “should” and similar expressions are intended to identify forward-looking statements. These statements, however, do not guarantee future performance and involve risks and uncertainties, which could be beyond our control. Furthermore, certain forward-looking statements are based on assumptions that, depending on future events, may prove to be inaccurate. Therefore, actual results may differ materially from the plans, objectives, expectations, projections and intentions expressed or implied in such statements.

Factors which could modify actual results include, among others, changes in regional, national and international commercial and economic conditions; inflation rates; increase in customer delinquency on the account of borrowers in loan operations, with the consequent increase in the allowance for loan losses; loss of funding capacity; loss of customers or revenues; our capacity to sustain and improve performance; changes in interest rates which could, among other events, adversely affect our margins; competition in the banking sector, financial services, credit card services, insurance, asset management and other related sectors; government regulations and fiscal matters; disputes or adverse legal proceedings or rulings; as well as credit risks and other loan and investment activity risks.

Accordingly, the reader should not rely excessively on these forward-looking statements. These statements are valid only as of the date they were prepared. Except as required under applicable legislation, we assume no obligation whatsoever to update these statements, whether as a result of new information, future events or for any other reason.

Few numbers of this Report were submitted to rounding adjustments.

Therefore, amounts indicated as total in certain charts may not correspond to the arithmetic sum of figures preceding them.

2	Report on Economic and Financial Analysis – December 2012

*Press Release*

# 1

Gestão, Elaboração e
Divulgação de Relatórios
de Análise Econômica
Financeira e Demonstrações
Contábeis Consolidadas
da Organização Bradesco

ISO 9001

Press Release

Highlights

The main figures of Bradesco in 2012 are presented below:

1.      Adjusted Net Income(1) in 2012 stood at R$11.523 billion (a 2.9% increase compared to the R$11.198 billion recorded in the same period last year), corresponding to earnings per share of R$3.02 and Return on Average Shareholders’ Equity(2) of 19.2%.

2.      Adjusted Net Income is composed of R$7.936 billion from financial activities, representing 68.9% of the total, and R$3.587 billion from insurance, pension plan and capitalization bond operations, which accounted for 31.1%.

3.      On December 31, 2012, Bradesco’s market capitalization stood at R$131.908 billion(3), up 23.3% over 2011.

4.      Total Assets stood at R$879.092 billion in December 2012, a 15.4% increase over 2011. Return on Total Average Assets was 1.4%.

5.      The Expanded Loan Portfolio(4) stood at R$385.529 billion in December 2012, up 11.5% during the same period in 2011. Operations with individuals totaled R$117.540 billion (up 8.2% from December 2011), while operations with companies totaled R$267,989 billion (up 13.1% from December 2011).

6.      Assets under Management stood at R$1.225 trillion, varying 20.1% from December 2011.

7.      Shareholders’ Equity stood at R$70.047 billion in December 2012, up 26.0% from December 2011. Capital Adequacy Ratio stood at 16.1% in December 2012, 11.0% of which fell under Tier I Capital.

8.      Interest on Shareholders’ Equity and Dividends were paid and recorded in provision to shareholders at the amount of R$3.895 billion from 2012 profit, of which R$1.574 billion was paid as monthly and interim dividends and R$2.321 billion was recorded in provision.

9.      Financial Margin stood at R$43.793 billion, up 11.4% in comparison with 2011.

10.    The Delinquency Ratio over 90 days stood at 4.1% on December 31, 2012 (3.9% on December 31, 2011).

11.    The Efficiency Ratio(5) improved by 1.5 p.p. (from 43.0% in December 2011 to 41.5% in December 2012), whereas the “adjusted-to-risk” ratio stood at 52.7% (53.0% in December 2011).

12.    Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income totaled R$44.308 billion in 2012, up 17.7% over 2011. Technical Reserves stood at R$124.217 billion, up 19.8% from December 2011.

13.    Investments in infrastructure, information technology and telecommunications amounted to R$4.408 billion in 2012.

14.    Taxes and contributions, including social security, paid or recorded in provision, amounted to R$22.401 billion, of which R$9.645 billion referred to taxes withheld and collected from third parties and R$12.756 billion from Bradesco Organization activities, equivalent  to 110.7% of Adjusted Net Income (1).

15.    Bradesco has an extensive customer service network in Brazil, comprising 8,467 Service Points, with 4,686 branches and 3,781 Service Branches - PAs. Customers can also use 1,456 PAEs - ATMs (Automatic Teller Machines) in companies, 43,053 Bradesco Expresso service points, 34,859 Bradesco Dia & Noite ATMs and 12,975 Banco24Horas ATMs.

(1) According to non-recurring events described on page 8 of this Report on Economic and Financial Analysis; (2) Excludes mark-to-market effect of available-for-sale securities recorded under Shareholders’ Equity; (3) R$134.257 billion considering the closing price of preferred shares (most traded share); (4) Includes sureties and guarantees, letters of credit, advances of credit card receivables, co-obligations in loan assignments (receivables-backed investment funds and mortgage-backed receivables), co-obligations in rural loan assignments, and operations bearing credit risk – commercial portfolio, which includes debentures and promissory notes; and (5) In the last 12 months.

4	Report on Economic and Financial Analysis – December 2012

Press Release

Highlights

16.    Payroll, plus charges and benefits, totaled R$10.373 billion. Social benefits provided to the 103,385 employees of the Bradesco Organization and their dependents amounted to R$2.523 billion, while investments in training and development programs totaled R$132.596 million.

17.    On November 14, Bradesco common shares were selected to compose the MSCI Brazil Index, based on which several investment decisions are made, as of December 2012.

18.    On November 30, Bradesco was once again included in the BM&FBOVESPA’s Corporate Sustainability Index (ISE), reflecting the returns of a grouping composed of the shares of companies characterized by the best performances in all of the dimensions measuring corporate sustainability.

19.    Bradesco is the first and only Brazilian bank authorized by the Central Bank to use its own internally-developed market risk management models to calculate regulatory capital as of January 2013.

20.    Major Awards and Acknowledgments in the period:

•       Bradesco stood out with the best market value x shareholders’ equity ratio at the end of 2012 among the publicly-held banks in Latin America and United States (Economatica);

•       Bradesco was elected the best Bank in Brazil and Latin America  (Latin Finance);

•       Bradesco was considered the best Brazilian Bank in the 2012 The Bank Awards edition (The Banker magazine);

•       Bradesco was considered the largest Brazilian private group by Valor Grandes Grupos ranking, which lists the 200 largest groups operating in the country. It also placed first among the 20 largest financial institutions ranking (Valor Econômico and Valor Data newspapers);

•       Bradesco was highlighted in the Best at People Management survey in the special publication Valor Carreira (Valor  Econômico newspaper, with technical support of Aon Hewitt; and

•       The Folha Top of Mind award was granted to Bradesco and Bradesco Seguros (the latter for the 11th consecutive year) in Top Finances and Insurance categories, respectively (Folha de S.Paulo newspaper).

21.    With regards to sustainability, Bradesco divides its actions into three pillars: (i) Sustainable Finances, focused on banking inclusion, social and environmental variables for loan approvals and product offerings; (ii) Responsible Management, focused on valuing professionals, improving the workplace and adopting eco-efficient practices; and (iii) Social and Environmental Investments, focused on education, the environment, culture and sports. In this area, we point out Fundação Bradesco, which has a 56-year history of extensive social and educational work, with 40 schools in Brazil. In 2012, it benefited 111,512 students in its schools, in Basic Education (from Kindergarten to High School and Vocational Training - High School Level), Education for Youth and Adults; and Preliminary and Continuing Qualification focused on the creation of jobs and generation of income. The nearly 47 thousand students in Basic Education are guaranteed free, quality education, uniforms, school supplies, meals and medical and dental assistance. Fundação Bradesco also aided another 365,430 students through its distance learning programs, found at its e-learning portal “Virtual School.” These students completed at least one of the many courses offered by the Virtual School. Furthermore, another 118,595 people benefited from projects and actions in partnerships with Digital Inclusion Centers (CIDs), the Educa+Ação Program and Technology courses (Educar e Aprender– Educate and Learn). To meet its social commitments, Fundação Bradesco invested R$374.213 million in 2012 in its educational activities. A R$460.961 million investment is expected for 2013.

Bradesco	5

Press Release

Main Information

	4Q12	3Q12	2Q12	1Q12	4Q11	3Q11	2Q11	1Q11	Variation %
									4Q12 x 3Q12	4Q12 x 4Q11
Income Statement for the Period - R$ million
Book Net Income	2,893	2,862	2,833	2,793	2,726	2,815	2,785	2,702	1.1	6.1
Adjusted Net Income	2,918	2,893	2,867	2,845	2,771	2,864	2,825	2,738	0.9	5.3
Total Financial Margin	11,109	10,955	11,034	10,695	10,258	10,230	9,471	9,362	1.4	8.3
Gross Loan Financial Margin	7,527	7,460	7,362	7,181	7,162	6,928	6,548	6,180	0.9	5.1
Net Loan Financial Margin	4,317	4,157	3,955	4,087	4,501	4,149	4,111	3,820	3.8	(4.1)
Allowance for Loan Losses (ALL) Expenses	(3,210)	(3,303)	(3,407)	(3,094)	(2,661)	(2,779)	(2,437)	(2,360)	(2.8)	20.6
Fee and Commission Income	4,675	4,438	4,281	4,118	4,086	3,876	3,751	3,510	5.3	14.4
Administrative and Personnel Expenses	(6,897)	(6,684)	(6,488)	(6,279)	(6,822)	(6,285)	(5,784)	(5,576)	3.2	1.1
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	13,216	10,104	11,570	9,418	11,138	9,025	9,628	7,845	30.8	18.7
Balance Sheet - R$ million
Total Assets	879,092	856,288	830,520	789,550	761,533	722,289	689,307	675,387	2.7	15.4
Securities	315,487	319,537	322,507	294,959	265,723	244,622	231,425	217,482	(1.3)	18.7
Loan Operations (1)	385,529	371,674	364,963	350,831	345,724	332,335	319,802	306,120	3.7	11.5
- Individuals	117,540	114,536	112,235	109,651	108,671	105,389	102,915	100,200	2.6	8.2
- Corporate	267,989	257,138	252,728	241,181	237,053	226,946	216,887	205,920	4.2	13.1
Allowance for Loan Losses (ALL)	(21,299)	(20,915)	(20,682)	(20,117)	(19,540)	(19,091)	(17,365)	(16,740)	1.8	9.0
Total Deposits	211,858	212,869	217,070	213,877	217,424	224,664	213,561	203,822	(0.5)	(2.6)
Technical Reserves	124,217	117,807	111,789	106,953	103,653	97,099	93,938	89,980	5.4	19.8
Shareholders' Equity	70,047	66,047	63,920	58,060	55,582	53,742	52,843	51,297	6.1	26.0
Assets under Management	1,225,228	1,172,008	1,130,504	1,087,270	1,019,790	973,194	933,960	919,007	4.5	20.1
Performance Indicators (%) on Adjusted Net Income (unless otherwise stated)
Adjusted Net Income per Share - R$ (2)	3.02	2.98	2.97	2.96	2.93	2.91	2.82	2.72	1.3	3.1
Book Value per Common and Preferred Share - R$	18.35	17,30	16.74	15.21	14.56	14.08	13.82	13.42	6.1	26.0
Annualized Return on Average Shareholders' Equity (3) (4)	19.2	19.9	20.6	21.4	21.3	22.4	23.2	24.2	(0.7) p.p.	(2.1) p.p.
Annualized Return on Average Assets (4)	1.4	1.4	1.4	1.5	1.6	1.7	1.7	1.7	-	(0.2) p.p.
Average Rate - Annualized (Adjusted Financial Margin / Total Average Assets - Purchase and Sale Commitments - Permanent Assets)	7.6	7.6	7.9	7.9	7.8	8.0	7.8	8.2	-	(0.2) p.p.
Fixed Assets Ratio - Total Consolidated	16.9	19.0	18.2	19.9	21.0	16.7	17.3	17.4	(2.1) p.p.	(4.1) p.p.
Combined Ratio - Insurance (5)	86.6	86.5	85.0	85.6	83.6	86.2	85.8	86.1	0.1 p.p.	3.0 p.p.
Efficiency Ratio (ER) (2)	41.5	42.1	42.4	42.7	43.0	42.7	42.7	42.7	(0.6) p.p.	(1.5) p.p.
Coverage Ratio (Fee and Commission Income/Administrative and Personnel Expenses) (2)	66.5	64.4	63.2	62.9	62.2	62.7	63.5	63.6	2.1 p.p.	4.3 p.p.
Market Capitalization - R$ million (6)	131,908	113,102	104,869	113,021	106,971	96,682	111,770	117,027	16.6	23.3
Loan Portfolio Quality % (7)
ALL / Loan Portfolio	7.3	7.4	7.4	7.5	7.3	7.3	6.9	7.0	(0.1) p.p.	-
Non-Performing Loans (>60 days (8) / Loan Portfolio)	5.0	5.1	5.1	5.1	4.8	4.6	4.5	4.4	(0.1) p.p.	0.2 p.p.
Delinquency Ratio (> 90 days (8) / Loan Portfolio)	4.1	4.1	4.2	4.1	3.9	3.8	3.7	3.6	-	0.2 p.p.
Coverage Ratio (> 90 days (8))	178.2	179.0	177.4	181.7	184.4	194.0	189.3	193.6	(0.8) p.p.	(6.2) p.p.
Coverage Ratio (> 60 days (8))	147.3	144.8	144.0	146.6	151.8	159.6	154.0	159.1	2.5 p.p.	(4.5) p.p.
Operating Limits %
Capital Adequacy Ratio - Total Consolidated	16.1	16.0	17.0	15.0	15.1	14.7	14.7	15.0	0.1 p.p.	1.0 p.p.
- Tier I	11.0	11.3	11.8	12.0	12.4	12.2	12.9	13.4	(0.3) p.p.	(1.4) p.p.
- Tier II	5.1	4.7	5.2	3.0	2.7	2.5	1.8	1.6	0.4 p.p.	2.4 p.p.

6	Report on Economic and Financial Analysis – December 2012

Press Release

Main Information

	Dec12	Sept12	Jun12	Mar12	Dec11	Sept11	Jun11	Mar11	Variation %
									Dec12 x Sept12	Dec12 x Dec11
Structural Information - Units
Service Points	68,917	67,225	65,370	62,759	59,721	55,832	53,256	50,977	2.5	15.4
- Branches	4,686	4,665	4,650	4,636	4,634	3,945	3,676	3,651	0.5	1.1
- PAs (9)	3,781	3,774	3,243	2,986	2,962	2,990	2,982	2,978	0.2	27.7
- PAEs (9)	1,456	1,456	1,476	1,497	1,477	1,589	1,587	1,588	-	(1.4)
- Outplaced Bradesco Network ATMs (10)	3,809	3,954	3,992	3,974	3,913	3,953	3,962	3,921	(3.7)	(2.7)
- Banco24Horas Network ATMs (10)	10,818	10,464	10,459	10,583	10,753	10,815	10,856	10,326	3.4	0.6
- Bradesco Expresso (Correspondent Banks)	43,053	41,713	40,476	38,065	34,839	31,372	29,263	27,649	3.2	23.6
- Bradesco Promotora de Vendas	1,301	1,186	1,061	1,005	1,131	1,157	919	853	9.7	15.0
- Branches / Subsidiaries Abroad	13	13	13	13	12	11	11	11	-	8.3
ATMs	47,834	47,542	47,484	47,330	46,971	45,596	45,103	44,263	0.6	1.8
- Bradesco Network	34,859	35,128	35,226	35,007	34,516	33,217	32,714	32,514	(0.8)	1.0
- Banco24Horas Network	12,975	12,414	12,258	12,323	12,455	12,379	12,389	11,749	4.5	4.2
Credit Cards - in million (11)	93,1	93,0	95,3	93,8	91,4	90,1	89,0	87,4	0.1	1.9
Employees	103,385	104,100	104,531	105,102	104,684	101,334	98,317	96,749	(0.7)	(1.2)
Outsourced Employees and Interns	12,939	13,013	12,661	12,659	11,699	10,731	10,563	10,321	(0.6)	10.6
Customers - in millions
Checking accounts	25.7	25.6	25.6	25.4	25.1	24.7	24.0	23.5	0.4	2.4
Savings Accounts (12)	48.6	48.3	45.2	41.3	43.4	40.6	39.7	39.4	0.6	12.0
Insurance Group	43.1	42.4	41.9	40.8	40.3	39.4	38.0	37.0	1.7	6.9
- Policyholders	37.3	36.7	36.3	35.4	35.0	34.3	33.0	32.1	1.6	6.6
- Pension Plan Participants	2.3	2.3	2.2	2.2	2.2	2.1	2.1	2.1	-	4.5
- Capitalization Bond Customers	3.5	3.4	3.4	3.2	3.1	3.0	2.9	2.8	2.9	12.9
Bradesco Financiamentos	3.7	3.7	3.8	3.8	3.8	4.0	4.2	4.5	-	(2.6)

(1)     Expanded Loan Portfolio: includes sureties and guarantees, letters of credit, advances of credit card receivables, co-obligations in loan assignments (receivables-backed investment funds and mortgage-backed receivables), co-obligations in rural loan assignments and operations bearing credit risk – commercial portfolio, covering debentures and promissory notes;

(2)     In the last 12 months;

(3)     Excluding mark-to-market effect of available-for-sale securities recorded under shareholders’ equity;

(4)     Adjusted net income for the period;

(5)     Excludes additional reserves;

(6)     Number of shares (excluding treasury shares) multiplied by the closing price of common and preferred shares on the period’s last trading day;

(7)     As defined by the Brazilian Central Bank (Bacen);

(8)     Credits overdue;

(9)     PA (Service Branch): a result from the consolidation of PAB (Banking Service Branch), PAA (Advanced Service Branch) and Exchange Branches, according to CMN Resolution 4,072/12; and PAE: ATM located in the premises of a company;

(10)   Including overlapping ATMs within the Bank’s own network and the Banco24Horas  network: 1,964 in December 2012; 2,039 in September 2012; 2,059 in June 2012; 2,050 in March 2012; 2,019 in December 2011; 2,040 in September 2011; 2,045 in June 2011; and 2,024 in March 2011;

(11)   The decreased credit card base in 3Q12 is due to the exclusion of idle cards; and

(12)   Number of accounts.

Bradesco	7

Press Release

Ratings

Main Ratings

Fitch Ratings
International Scale								Domestic Scale
Feasibility	Support	Domestic Currency		Foreign Currency				Domestic
a -	2	Long Term	Short Term	Long Term		Short Term		Long Term	Short Term
		A -	F1	BBB +		F2		AAA (bra)	F1 + (bra)
*
Moody´s Investors Service								R&I Inc.
Financial Strength / Individual Credit Risk Profile	International Scale					Domestic Scale		International Scale
C - / baa1	Foreign Currency Debt	Domestic Currency Deposit		Foreign Currency Deposit		Domestic Currency		Issuer Rating
	Long Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	BBB
	Baa1	A3	P - 2	Baa2	P-2	Aaa.br	BR - 1

Standard & Poor's						Austin Rating
International Scale - Issuer's Credit Rating				Domestic Scale		Corporate Governance	Domestic Scale
Foreign Currency		Domestic Currency		Issuer's Credit Rating			Long Term	Short Term
Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	brAA+	brAAA	brA -1
BBB	A - 2	BBB	A - 2	brAAA	brA - 1

Book Net Income vs. Adjusted Net Income

The main non-recurring events that impacted book net income in the periods below are presented in the following comparative chart:

	R$ million
	12M12	12M11	4Q12	3Q12
Book Net Income	11,381	11,028	2,893	2,862

Non-Recurring Events	142	170	25	31
- Earnings from Extended Securities Terms	(2,282)	-	(166)	(2,116)
- Recording of Tax Credits - BERJ	(1,389)	-	(1,389)	-
- Gains from Sale of Serasa Shares	(793)	-	(793)	-
- Additional Technical Reserve due to Real Interest Rate Reduction	2,116	-	-	2,116
- Impairment of Assets(1)	1,470	157	1,470	-
- Full Goodwill Amortization - BERJ	1,156	-	1,156	-
- Reversal of Provision for Tax Risks	-	(2,126)	-	-
- Additional ALL	-	1,006	-	-
- Labor Provision	-	501	-	-
- Other (2)	232	512	37	52
- Tax Effects	(368)	120	(290)	(21)
Adjusted Net Income	11,523	11,198	2,918	2,893

ROAE % (3)	19.0	21.0	19.7	20.2

ADJUSTED ROAE % (3)	19.2	21.3	19.9	20.4

(1)    2012 and 4Q12 refer mainly to the impairment of: (i) Intangible Assets – Acquisition of Rights to Provide Banking Services, amounting to R$527 million, as a result of the expected return revaluation of said rights; and (ii) Securities – Shares, classified as Available for Sale, amounting to R$890 million, due to the adaptation of past share value to its fair value; and in 2011, to the impairment of Intangible Assets - Acquisition of Right to Provide Banking Services, amounting to R$157 million;

(2)    2011 includes: (i) other operating provisions, basically civil provisions, in the amount of R$570 million; and (ii) partial sale of Ibi Promotora, for R$58 million. 3Q12 includes: civil provisions amounting to R$52 million. 4Q12 and 2012 include basically:
(i) other operating provisions, net of reversals, basically civil provisions, in the amount of R$36 million and R$231 million, respectively; and

       (3)  Annualized.

8	Report on Economic and Financial Analysis – December 2012

Press Release

Summarized Analysis of Adjusted Income

To provide for better understanding, comparison and analysis of Bradesco’s results, we use the Adjusted Income Statement for analysis and comments contained in this Report on Economic and Financial Analysis, obtained from adjustments made to the Book Income Statement, detailed at the end of this Press Release, which includes adjustments to non-recurring events shown on the previous page. Note that the Adjusted Income Statement serves as the basis for the analysis and comments made in Chapters 1 and 2 of this report.

	R$ million
	Adjusted Income Statement
			Variation				Variation
	12M12	12M11	12M12 x 12M11		4Q12	3Q12	4Q12 x 3Q12
			Amount	%			Amount	%
Financial Margin	43,793	39,321	4,472	11.4	11,109	10,955	154	1.4
- Interest	42,021	37,670	4,351	11.6	10,678	10,603	75	0.7
- Non-interest	1,772	1,651	121	7.3	431	352	79	22.4
ALL	(13,014)	(10,237)	(2,777)	27.1	(3,210)	(3,303)	93	(2.8)
Gross Income from Financial Intermediation	30,779	29,084	1,695	5.8	7,899	7,652	247	3.2
Income from Insurance, Pension Plans and Capitalization Bonds (1)	3,814	3,370	444	13.2	955	1,029	(74)	(7.2)
Fee and Commission Income	17,512	15,223	2,289	15.0	4,675	4,438	237	5.3
Personnel Expenses	(12,186)	(11,061)	(1,125)	10.2	(3,142)	(3,119)	(23)	0.7
Other Administrative Expenses	(14,162)	(13,406)	(756)	5.6	(3,755)	(3,565)	(190)	5.3
Tax Expenses	(4,139)	(3,664)	(475)	13.0	(1,098)	(1,038)	(60)	5.8
Equity in the Earnings (Losses) of Unconsolidated Companies	148	144	4	2.8	45	45	-	-
Other Operating Income/ (Expenses)	(4,214)	(3,401)	(813)	23.9	(1,130)	(1,054)	(76)	7.2
Operating Result	17,552	16,289	1,263	7.8	4,449	4,388	61	1.4
Non-Operating Result	(89)	3	(92)	-	(29)	(20)	(9)	45.0
Income Tax / Social Contribution	(5,872)	(4,954)	(918)	18.5	(1,488)	(1,455)	(33)	2.3
Non-controlling Interest	(68)	(140)	72	(51.4)	(14)	(20)	6	(30.0)
Adjusted Net Income	11,523	11,198	325	2.9	2,918	2,893	25	0.9

(1)  Income from Insurance, Pension Plans and Capitalization Bonds = Insurance, Pension Plan and Capitalization Bond Retained Premiums - Variation in Technical Reserves of Insurance, Pension Plans and Capitalization Bonds - Retained Claims - Capitalization Bond Draws and Redemptions - Insurance, Pension Plan and Capitalization Bond Selling Expenses.

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Press Release

Summarized Analysis of Adjusted Income

Adjusted Net income and Profitability

In the fourth quarter of 2012, Bradesco posted adjusted net income of R$2,918 million, up 0.9%, or R$25 million, on the previous quarter, mainly driven by: (i) greater fee and commission income arising from the increase in business volume, (ii) greater financial margin income, due to increased revenues from interest and non-interest installments; (iii) lower allowance for loan loss expenses; partially offset by: (iv) greater personnel and administrative expenses; and (v) increase of other operating expenses (net of other operating revenues).

In the year-over-year comparison, adjusted net income increased by R$325 million, or 2.9%, in 2012, for Return on Average Shareholders’ Equity (ROAE) of 19.2%.

Shareholders’ Equity stood at R$70,047 million in December 2012, up 26.0% over the same period of 2011. This increase is partially due to the surplus value of some securities reclassified from Held to Maturity to Available for Sale for adoption of CPCs 38 and 40 by the Insurance Group. The Capital Adequacy Ratio stood at 16.1%, 11.0% of which fell under Tier I Reference Shareholders’ Equity.

Total Assets came to R$879,092 million in December 2012, up 15.4% over December 2011, driven by the increase in operations and the expansion of business volume. Return on Average Assets (ROAA) remained stable at 1.4%.

10	Report on Economic and Financial Analysis – December 2012

Press Release

Summarized Analysis of Adjusted Income

Efficiency Ratio (ER)

The Efficiency Ratio in the last 12 months(1)improved by 0.6 p.p. for the fourth consecutive quarter, reaching 41.5% in the fourth quarter of 2012, the lowest recorded in the last ten quarters. The improvement was mainly driven by: (i) the growth in financial margin; and (ii) the increase in fee and commission income, which was mainly due to an increase in average business volume, resulting from investments in accelerated organic growth, which began in the second half of 2011, combined with the ongoing cost control efforts, the Efficiency Committee actions and investments in IT.

Quarterly ER was up 2.6 p.p. over the same period in the previous year, as a result of: (i) the control of administrative and personnel expenses, which remained virtually stable despite the strong organic growth recorded in the period; and (ii) greater fee and commission income and financial margin income, up by 14.4% and 8.3%, respectively.

The “adjusted to risk” ER, which reflects the impact of risk associated with loan operations(2), reached 52.7% in the fourth quarter of 2012, a 0.4 p.p. increase over the previous quarter, mainly due to the abovementioned events and the delinquency ratio trend in the last quarter.

(1) ER = (Personnel Expenses - Employee Profit Sharing + Administrative Expenses) / (Financial Margin + Fee and Commission Income + Income from Insurance + Equity in the Earnings (Losses) of Unconsolidated Companies + Other Operating Income - Other Operating Expenses). Considering the ratio between: (i) total administrative costs (Personnel Expenses + Administrative Expenses + Other Operating Expenses + Tax Expenses not related to revenue generation + Insurance Selling Expenses) and (ii) revenue net of related taxes (not considering Claims and Selling Expenses from the Insurance Group), our ER in the fourth quarter of 2012 would be 44.6%; and
(2) Including ALL expenses, adjusted for granted discounts, loan recovery and sale of foreclosed assets, among others.

Bradesco	11

Press Release

Summarized Analysis of Adjusted Income

Financial Margin

The R$154 million increase between the fourth quarter of 2012 and the third quarter of 2012 was mainly due to:

•    greater gains from the non-interest margin, in the amount of R$79 million, mainly due to higher gains from treasury/security margin; and

•    a R$75 million increase in interest-earning operations, mainly due to higher gains from (i) “Insurance” and (ii) “Loan” margins.

Financial margin posted a R$4,472 million improvement between 2012 and 2011, for growth of 11.4%, mainly driven by:

•    a R$4,351 million increase in income from interest-earning operations due to an increase in business volume, mainly from:
(i) “Loans;” and (ii) “Securities/Other;” and

•    greater income from the non-interest margin, in the amount of R$121 million, due to higher “Insurance” gains.

12	Report on Economic and Financial Analysis – December 2012

Press Release

Summarized Analysis of Adjusted Income

Interest Financial Margin – Annualized Average Rates

	R$ million
	12M12			12M11
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	29,530	284,173	10.4%	26,818	254,812	10.5%
Funding	4,225	333,483	1.3%	4,562	301,122	1.5%
Insurance	3,183	113,304	2.8%	3,388	94,561	3.6%
Securities/Other	5,083	293,294	1.7%	2,902	234,205	1.2%
0
Financial Margin	42,021	-	7.2%	37,670	-	7.4%

	4Q12			3Q12
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	7,527	294,694	10.6%	7,460	287,987	10.8%
Funding	997	333,304	1.2%	1,019	332,488	1.2%
Insurance	912	121,638	3.0%	694	115,647	2.4%
Securities/Other	1,242	307,457	1.6%	1,430	298,905	1.9%

Financial Margin	10,678	-	7.3%	10,603	-	7.4%

The annualized interest financial margin rate stood at 7.3% in the fourth quarter of 2012, down 0.1 p.p. on the previous quarter, mainly due to: (i) the reduction in the average “Loan” margin rate, which was impacted by the decrease in interest rates in effect, together with the change in the mix of the loan portfolio; and (ii) the increased average “Insurance” margin rate, as a result of the lower quarter-on-quarter IGP-M rate, which resulted in lower expenses with the adjustment for inflation of part of the technical reserves.

Bradesco	13

Press Release

Summarized Analysis of Adjusted Income

Expanded Loan Portfolio(1)

In December 2012, Bradesco’s loan portfolio totaled R$385.5 billion, which was up 3.7% in the quarter, due to: (i) a 4.6% growth in Corporations; (ii) a 3.7% growth in Small and Medium-sized Entities (SMEs); and (iii) a 2.6% growth in Individuals.

In 2012, the loan portfolio increased 11.5%, driven by: (i) 15.0% growth in Corporations; (ii) 10.6% growth in SMEs; and (iii) 8.2% growth in Individuals.

To the Corporate segment, the products that posted the strongest growth in the last 12 months were: (i) real estate financing – corporate plan; and (ii) operations bearing credit risk – commercial portfolio. In the Individual segment, the main highlights were: (i) real estate financing; and (ii) payroll-deductible loans.

(1)   Includes sureties, guarantees, letters of credit, advances of credit card receivables, debentures, promissory notes, assignment of receivables-backed investment funds and mortgage-backed receivables and rural loan.

For more information, see Chapter 2 of this Report.

Allowance for Loan Losses (ALL)

In the fourth quarter of 2012, ALL expenses stood at R$3,210 million, down 2.8% from the previous quarter, even considering the 2.3% growth in the loan portfolio – as defined by Bacen in the period.

In the year-over-year comparison, ALL expenses came to R$13,014 million, a 27.1% increase, mainly due to: (i) an 8.3% growth in loan operations - as defined by Bacen; and (ii) delinquency ratio trends in the period.

(1) Includes the recognition of exceeding ALL in the total amount of R$1.0 billion.

14	Report on Economic and Financial Analysis – December 2012

Press Release

Summarized Analysis of Adjusted Income

Delinquency Ratio > 90 days(1)

The delinquency ratio over 90 days remained stable in the quarter, as a result of the delinquency trends in Individuals, offset by the change in the loan portfolio mix. It is worth highlighting SMEs and Corporations’ slight decrease in delinquency ratio.

(1) As defined by Bacen.

Coverage Ratios(1)

The following graph presents the changes in coverage ratio of the ALL for loans overdue for more than 60 and 90 days. In December 2012, these ratios stood at 147.3% and 178.2%, respectively, pointing to a comfortable level of provisioning.

The ALL, totaling R$21.3 billion in December 2012, was made up of: (i) R$17.3 billion required by Bacen; and (ii) R$4.0 billion in excess provisions.

(1) As defined by Bacen

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Press Release

Summarized Analysis of Adjusted Income

Income from Insurance, Pension Plans and Capitalization Bonds

Net income for the fourth quarter of 2012 stood at R$964 million (R$837 million in the third quarter of 2012), growing 15.2% from the previous quarter, and with an annualized Return on Shareholders’ Equity of 28.9%.

Net income for 2012 totaled R$3.587 billion, up 12.1% year on year (R$3.201 billion), with a 24.4% Return on Shareholders’ Equity.

(1)    Excluding additional provisions.

	R$ million (unless otherwise stated)
	4Q12	3Q12	2Q12	1Q12	4Q11	3Q11	2Q11	1Q11	Variation %
									4Q12 x 3Q12	4Q12 x 4Q11
Net Income	964	837	881	905	860	780	800	761	15,2	12,1
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	13.216	10.104	11.570	9.418	11.138	9.025	9.628	7.845	30,8	18,7
Technical Reserves	124.217	117.807	111.789	106.953	103.653	97.099	93.938	89.980	5,4	19,8
Financial Assets	141.540	133.738	128.526	122.147	116.774	110.502	106.202	102.316	5,8	21,2
Claims Ratio	70,5	70,4	71,3	71,9	68,6	71,5	72,2	72,0	0,1 p.p.	1,9 p.p.
Combined Ratio	86,6	86,5	85,0	85,6	83,6	86,2	85,8	86,1	0,1 p.p.	3,0 p.p.
Policyholders / Participants and Customers (in thousands)	43.065	42.363	41.898	40.785	40.304	39.434	37.972	37.012	1,7	6,9
Employees	7.554	7.545	7.478	7.574	7.608	7.571	7.594	7.544	0,1	(0,7)
Market Share of Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income (1)	24,7	24,3	24,8	23,4	25,6	24,9	25,0	23,2	0,4 p.p.	(0,9) p.p.

(1) The fourth quarter of 2012 includes the latest data released by Susep (November/12).
Note: For comparison purposes, it excludes the effects of non-recurring events.

16	Report on Economic and Financial Analysis – December 2012

Press Release

Summarized Analysis of Adjusted Income

In the fourth quarter of 2012, the total revenue posted a 30.8% increase over the previous quarter, with highlight to the “Life and Pension Plan” segment, which was boosted by the higher concentration of private pension plan contributions in the period.

Net income for the fourth quarter of 2012 was up 15.2% over the previous quarter, mainly due to: (i) the 30.8% increase in revenue; (ii) the improved financial and equity income; (iii) the maintenance of claims ratio at the same levels of the previous quarter; and (iv) the increase in the administrative efficiency ratio.

Year on year, quarterly net income was up 12.1%, due to: (i) the 18.7% increase in revenue; (ii) the improved financial and equity income; and partially offset by: (iii) the 1.9 p.p. increase in claims ratio; and (iv) higher selling costs by
0.5 p.p.

In 2012, total revenue increased by 17.7% over 2011, which was driven by the performance of all segments, that posted an over two-digit growth in the period.

Net income for 2012 was up 12.1% over that of the previous year, due to: (i) a 17.7% increase in revenue; (ii) the focus on more profitable products; (iii) the maintenance of claims ratio at the same levels of the previous quarter; (iv) improved equity income; and (v) lower general and administrative expenses, despite the sector’s collective bargaining agreement in January 2012.

With regards to solvency, Grupo Bradesco de Seguros e Previdência complies with Susep and ANS rules, also complying with global standards (Solvency II), with a leverage of 2.2 times its Shareholders’ Equity in the period.

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Press Release

Summarized Analysis of Adjusted Income

Fee and Commission Income

In the fourth quarter of 2012, fee and commission income came to R$4,675 million, up R$237 million, or 5.3%, over the previous quarter, due to the increase in business volume.This result was due to: (i) an increase in income from cards; (ii) greater gains from capital market operations (underwriting / financial advisory); (iii) an increase in income from checking accounts; and partially offset by lower income from: (iv) loan operations; and (v) fund management.

In the year-over-year comparison, the increase of R$2,289 million, or 15.0%, in fee and commission income was mainly due to: (i) the performanceof the credit card segment, driven by the growth in credit card base, revenue and transactions; (ii) higher income from checking accounts, which was a result of a better business volume and an increase in the checking account holder base, which posted net growth of 583 thousand accounts in the period; (iii) greater income from fund management, whose volume of assets and portfolios under management increased by 31.7% in the period; (iv) greater gains from capital market operations (underwriting / financial advisory); (v) greater income from collections; and (vi) greater income from loan operations, resulting from an increase in volume of contracted operations and surety and guarantee operations.

18	Report on Economic and Financial Analysis – December 2012

Press Release

Summarized Analysis of Adjusted Income

Personnel Expenses

In the fourth quarter of 2012, the R$23 million increase from the previous quarter was mainly composed of the variation in structural expenses, due to greater expenses with salaries, social charges and benefits, as a result of the raise in salary levels, as determined by the 2012 collective bargaining agreement.

In the year-over-year comparison, the R$1,125 million increase is mainly due to the variation in structural expenses, resulting from increased expenses with salaries, social charges and benefits, due to: (i) raise in salary levels, as per 2011 and 2012 collective bargaining agreements; and (ii) net increase in number of employees in the second half of 2011, as a result of organic growth.

Note: Structural Expenses = Salaries + Social Charges + Benefits + Pension Plans.

          Non-Structural Expenses = Employee and Management Profit Sharing + Training + Labor Provision + Costs with Termination of Employment      Contracts.

Bradesco	19

Press Release

Summarized Analysis of Adjusted Income

Administrative Expenses

In the fourth quarter of 2012, the 5.3% increase in administrative expenses from the previous quarter was mainly a result of greater expenses with: (i) marketing and advertising, due to higher investments in actions targeting institutional positioning maintenance and support to offer loan products (real estate, vehicles, personal loan); and (ii) increase in business and service volume in the quarter.

In the year-over-year comparison, the 5.6% increase was mainly due to: (i) the increase in business and services volume in the period; (ii) contractual adjustments; and (iii) organic growth as of the second half of 2011, with the opening of 9,196 service points, mainly the increase to 8,214 Bradesco Expresso points, for a total of 68,917 service points on December 31, 2012; which was partially offset by lower expenses with: (iv) outsourced services; and (v) marketing and advertising.

Other Operating Income and Expenses

Other operating expenses, net of other operating income, totaled R$1,130 million in the fourth quarter of 2012, up R$76 million over the previous quarter, and R$813 million in comparison with 2011.

Compared with the same quarter last year and the previous quarter, the increase in other operating expenses, net of other operating income, was mainly the result of greater expenses with: (i) operating provisions, particularly those for tax and civil contingencies; (ii) sundry losses; and (iii) amortization of intangible assets due to acquisition of banking rights.

20	Report on Economic and Financial Analysis – December 2012

Press Release

Summarized Analysis of Adjusted Income

Income Tax and Social Contribution

In the quarter-on-quarter comparison, income tax and social contribution expenses had a slight increase of 2.3% in comparison with the previous quarter, mainly due to the fact that the taxable result increased in the period.

In the year-over-year comparison, the increase in these expenses is mainly the result of: (i) greater taxable result in the period; and (ii) the termination of tax credits resulting from the increase in the social contribution rate from 9% to 15% in the first quarter of 2011

Unrealized Gains

Unrealized gains totaled R$24,880 million in the fourth quarter of 2012, a R$3,784 million increase from the previous quarter. This was mainly due to the appreciation of fixed-income securities due to mark-to-market accounting.

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Press Release

Economic Scenario

The fourth quarter of 2012 is considered to have marked the beginning of the global economic recovery, with the resumption of albeit modest growth following the lower development between July and September. At the beginning of 2013, the risk of an imminent recession in the United States was averted thanks to the Congressional agreement over the so-called fiscal cliff. However, the structural issues relating to public spending were not addressed, but put on hold for a few months, in an increasingly polarized political climate. The eurozone is showing signs of stabilization, given that the risk of a collapse has subsided and Germany’s position vis-à-vis the peripheral nations has softened somewhat, and the same can be said for China, which is undergoing a smooth political transition and focusing economic growth more on the domestic market.

The risks to the global economy remain asymmetrically negative, but are manageable and currently regarded as being milder than those affecting most of 2012. Consequently, the prospects for the external aspects of Brazil’s economy are favorable, whether from the point of view of trade, the absence of inflationary pressure, or abrupt reductions in international liquidity in the coming months.

The Brazilian economy also continues to recover at a modest pace, but it is already clear that the second half of 2012 was better than the first, thanks to the multiple stimulus measures introduced by means of various economic policy channels and instruments. The results of these stimuli are expected to become even more apparent in the coming quarters, resulting in greater economic growth in 2013 than estimated for 2012. In addition, certain atypical factors that affected the last few quarters are expected to dissipate, including the change in truck emission standards (and the resulting impact on production and sales), crop failures in certain regions of the country, and the inventory adjustment in the residential real estate sector, as well as the increasing and often immeasurable chance of disruptions in the international economy, which jeopardized the decisions of the economic agents, particularly in regard to investments. None of these factors are expected to be present in 2013, which should help the stimulus measures to achieve their maximum effectiveness.

The return to normal industrial and retail inventories in 2013 should permit the resumption of industrial production, against a backdrop of strong growth in family consumption, fueled by the expansion of jobs and income. The excellent domestic agricultural and livestock prospects are also worth emphasizing, as is their positive impact on the economies of small and medium-sized cities.

Brazil continues to make institutional progress, exemplified by the recent adoption of new policies addressing structural issues, such as infrastructure and reducing production costs. In the coming years, pre-salt exploration and the hosting of major sports events represent a privileged set of opportunities that are only available to a select group of nations. Given all these favorable prospects, it is vital to maintain the kind of healthy macroeconomic policies whose implementation over the past two decades has resulted in increased growth and a more equitable income distribution.

Bradesco is maintaining its positive long-term outlook for the country. With interest rates at an all-time low, the volume of credit is growing at rates that are both sustainable and risk-compatible, a factor that has set the national financial system apart from those in several other countries in the last few years. As a result of the intense and ongoing upward social mobility Brazil is experiencing – which despite creating challenges for producers and service providers, broadens the consumer base and increases business scale – the prospects for the banking and insurance sectors remain highly favorable.

22	Report on Economic and Financial Analysis – December 2012

Press Release

Main Economic Indicators

Main Indicators (%)	4Q12	3Q12	2Q12	1Q12	4Q11	3Q11	2Q11	1Q11	12M12	12M11
Interbank Deposit Certificate (CDI)	1.70	1.91	2.09	2.45	2.67	3.01	2.80	2.64	8.40	11.60
Ibovespa	3.00	8.87	(15.74)	13.67	8.47	(16.15)	(9.01)	(1.04)	7.40	(18.11)
USD – Commercial Rate	0.64	0.46	10.93	(2.86)	1.15	18.79	(4.15)	(2.25)	8.94	12.58
General Price Index - Market (IGP-M)	0.68	3.79	2.56	0.62	0.91	0.97	0.70	2.43	7.83	5.10
Extended Consumer Price Index (IPCA) – Brazilian Institute of Geography and Statistics (IBGE)	1.99	1.42	1.08	1.22	1.46	1.06	1.40	2.44	5.84	6.50
Federal Government Long-Term Interest Rate (TJLP)	1.36	1.36	1.48	1.48	1.48	1.48	1.48	1.48	5.79	6.04
Reference Interest Rate (TR)	-	0.03	0.07	0.19	0.22	0.43	0.31	0.25	0.29	1.21
Savings Account (Old Rule) (1)	1.51	1.53	1.58	1.70	1.73	1.95	1.82	1.76	6.48	7.45
Savings Account (New Rule) (1)	1.26	1.40	-	-	-	-	-	-	3.17	-
Business Days (number)	62	64	62	63	62	65	62	62	251	251
Indicators (Closing Rate)	Dec12	Sept12	Jun12	Mar12	Dec11	Sept11	Jun11	Mar11	Dec12	Dec11
USD – Commercial Selling Rate - (R$)	2.0435	2.0306	2.0213	1.8221	1.8758	1.8544	1.5611	1.6287	2.0435	1.8758
Euro - (R$)	2.6954	2.6109	2.5606	2.4300	2.4342	2.4938	2.2667	2.3129	2.6954	2.4342
Country Risk (points)	142	166	208	177	223	275	148	173	142	223
Basic Selic Rate Copom (% p.a.)	7.25	7.50	8.50	9.75	11.00	12.00	12.25	11.75	7.25	11.00
BM&F Fixed Rate (% p.a.)	7.14	7.48	7.57	8.96	10.04	10.39	12.65	12.28	7.14	10.04

(1)  Regarding the new savings account remuneration rule, it was defined that: (i) the existing deposits up to May 3, 2012 will continue to remunerate at TR + interest of 6.17% p.a.; and (ii) for deposits made as of May 4, 2012, the new rules are:
(a) if the Selic rate is higher than 8.5% p.a., the TR + interest of 6.17% p.a. remuneration will be maintained; and (b) when the Selic rate is equal to or lower than 8.5% p.a., the remuneration will be 70% of Selic rate + TR.

Projections through 2015

%	2013	2014	2015
USD - Commercial Rate (year-end) - R$	2.10	2.15	2.23
Extended Consumer Price Index (IPCA)	5.40	5.20	5.00
General Price Index - Market (IGP-M)	5.00	4.50	4.50
Selic (year-end)	7.25	7.25	7.25
Gross Domestic Product (GDP)	3.50	4.00	3.50

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Press Release

Guidance

Bradesco’s Outlook for 2013

This guidance contains forward-looking statements that are subject to risks and uncertainties, as they are based on Management’s expectations and assumptions and information available to the market to date.

Loan Portfolio (1)	13 to 17%
Individuals	13 to 17%
Companies	13 to 17%
Financial Margin (2)	7 to 11%
Fee and Commission Income	9 to 13%
Operating Expenses (3)	4 to 8%
Insurance Premiums	12 to 15%

(1)     Expanded Loan Portfolio;
(2)     Under current criterion, Guidance for Interest Financial Margin; and
(3)     Administrative and Personnel Expenses.

24	Report on Economic and Financial Analysis – December 2012

Press Release

Book Income vs. Managerial Income vs. Adjusted Income Statement

Analytical Breakdown of Book Income vs. Managerial Income vs. Adjusted Income Statement

Fourth Quarter of 2012

	R$ million
	4Q12
	Book Income Statement	Reclassifications						Fiscal Hedge (7)	Managerial Income Statement	Non-recurring Events (8)	Adjusted Income Statement
		(1)	(2)	(3)	(4)	(5)	(6)
Financial Margin	11,769	(282)	25	(63)	(817)	-	-	125	10,757	352	11,109
ALL	(3,432)	-	-	-	313	(92)	-	-	(3,210)	-	(3,210)
Gross Income from Financial Intermediation	8,337	(282)	25	(63)	(504)	(92)	-	125	7,546	352	7,899
Income from Insurance, Pension Plans and Capitalization Bonds (9)	1,056	-	-	-	-	-	-	-	1,056	(101)	955
Fee and Commission Income	4,569	-	-	-	-	-	107	-	4,675	-	4,675
Personnel Expenses	(3,142)	-	-	-	-	-	-	-	(3,142)	-	(3,142)
Other Administrative Expenses	(3,658)	-	-	-	-	-	(131)	-	(3,789)	34	(3,755)
Tax Expenses	(1,093)	-	-	-	(11)	-	-	(14)	(1,118)	21	(1,098)
Equity in the Earnings (Losses) of Unconsolidated Companies	45	-	-	-	-	-	-	-	45	-	45
Other Operating Income/Expenses	(4,240)	282	(25)	63	515	39	24	-	(3,342)	2,211	(1,130)
Operating Result	1,874	-	-	-	-	(53)	-	111	1,932	2,517	4,449
Non-Operating Result	711	-	-	-	-	53	-	-	764	(793)	(29)
Income Tax / Social Contribution and Non-controlling Interest	309	-	-	-	-	-	-	(111)	198	(1,699)	(1,502)
Net Income	2,893	-	-	-	-	-	-	-	2,893	25	2,918

(1)      Expenses with Commission on the Placement of Loans and Financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin;”

(2)      Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(3)      Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(4)      Income from Loan Recovery classified under the item “Financial Margin,” Expenses with Discounts Granted classified under the item “Other Operating Income/Expenses,” and Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified to the item “ALL Expenses - Allowance for Loan Losses,” and Tax Expenses, classified as “Other Operating Expenses, were reclassified under the item “Tax Expenses;”

(5)      Losses/Gains from the Sale of Foreclosed Assets/Investments classified under the item “Non-Operating Result” were reclassified to items “ALL Expenses - Allowance for Loan Losses” / “Other Operating Income/Expenses;”

(6)      Income from Card Fees and Commissions, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income;” and Credit Card Operation Interchange Expenses classified under the item “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses;”

(7)      Partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (Income Tax/Social Contribution (IR/CS) and Social Integration Program/Contribution for Social Security Financing (PIS/Cofins)) of this hedge strategy in terms of Net Income;

(8)      For more information see page 8 of this chapter; and

(9)    Income from Insurance, Pension Plans and Capitalization Bonds = Insurance, Pension Plan and Capitalization Bond Retained Premiums - Variation in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Capitalization Bond Draws and Redemption - Insurance, Pension Plan and Capitalization Bond Selling Expenses.

Bradesco	25

Press Release

Book Income vs. Managerial Income vs. Adjusted Income Statement

Third Quarter of 2012

	R$ million
	3Q12
	Book Income Statement	Reclassifications						Fiscal Hedge (7)	Managerial Income Statement	Non-recurring Events (8)	Adjusted Income Statement
		(1)	(2)	(3)	(4)	(5)	(6)
Financial Margin	13,842	(290)	45	18	(615)	-	-	70	13,070	(2,116)	10,955
ALL	(3,552)	-	-	-	348	(99)	-	-	(3,303)	-	(3,303)
Gross Income from Financial Intermediation	10,290	(290)	45	18	(267)	(99)	-	70	9,767	(2,116)	7,652
Income from Insurance, Pension Plans and Capitalization Bonds (9)	(1,087)	-	-	-	-	-	-	-	(1,087)	2,116	1,029
Fee and Commission Income	4,332	-	-	-	-	-	107	-	4,438	-	4,438
Personnel Expenses	(3,119)	-	-	-	-	-	-	-	(3,119)	-	(3,119)
Other Administrative Expenses	(3,447)	-	-	-	-	-	(118)	-	(3,565)	-	(3,565)
Tax Expenses	(1,021)	-	-	-	(10)	-	-	(8)	(1,038)	-	(1,038)
Equity in the Earnings (Losses) of Unconsolidated Companies	45	-	-	-	-	-	-	-	45	-	45
Other Operating Income/Expenses	(1,639)	290	(45)	(18)	277	20	11	-	(1,105)	52	(1,054)
Operating Result	4,354	-	-	-	-	(79)	-	62	4,337	52	4,388
Non-Operating Result	(99)	-	-	-	-	79	-	-	(20)	-	(20)
Income Tax / Social Contribution and Non-controlling Interest	(1,393)	-	-	-	-	-	-	(62)	(1,455)	(21)	(1,475)
Net Income	2,862	-	-	-	-	-	-	-	2,862	31	2,893

(1)      Expenses with Commission on the Placement of Loans and Financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin;”

(2)      Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(3)      Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(4)      Income from Loan Recovery classified under the item “Financial Margin,” Expenses with Discounts Granted classified under the item “Other Operating Income/Expenses,” and Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified to the item “ALL Expenses - Allowance for Loan Losses,” and Tax Expenses, classified as “Other Operating Expenses, were reclassified under the item “Tax Expenses;”

(5)      Losses/Gains from the Sale of Foreclosed Assets/Investments classified under the item “Non-Operating Result” were reclassified to items “ALL Expenses - Allowance for Loan Losses” / “Other Operating Income/Expenses;”

(6)      Income from Card Fees and Commissions, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income;” and Credit Card Operation Interchange Expenses classified under the item “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses;”

(7)      Partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (Income Tax/Social Contribution (IR/CS) and Social Integration Program/Contribution for Social Security Financing (PIS/Cofins)) of this hedge strategy in terms of Net Income;

(8)      For more information see page 8 of this chapter; and

(9)      Income from Insurance, Pension Plans and Capitalization Bonds = Insurance, Pension Plan and Capitalization Bond Retained Premiums - Variation in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Capitalization Bond Draws and Redemption - Insurance, Pension Plan and Capitalization Bond Selling Expenses.

26	Report on Economic and Financial Analysis – December 2012

Press Release

Book Income vs. Managerial Income vs. Adjusted Income Statement

2012

	R$ million
	12M12
	Book Income Statement	Reclassifications						Fiscal Hedge (7)	Managerial Income Statement	Non-recurring Events (8)	Adjusted Income Statement
		(1)	(2)	(3)	(4)	(5)	(6)
Financial Margin	47,690	(1,029)	166	(93)	(2,565)	29	-	1,360	45,558	(1,764)	43,793
ALL	(13,933)	-	-	-	1,268	(350)	-	-	(13,014)	-	(13,014)
Gross Income from Financial Intermediation	33,757	(1,029)	166	(93)	(1,297)	(321)	-	1,360	32,543	(1,764)	30,779
Income from Insurance, Pension Plans and Capitalization Bonds (9)	1,798	-	-	-	-	-	-	-	1,798	2,015	3,814
Fee and Commission Income	17,070	-	-	-	-	-	443	-	17,512	-	17,512
Personnel Expenses	(12,186)	-	-	-	-	-	-	-	(12,186)	-	(12,186)
Other Administrative Expenses	(13,717)	-	-	-	-	-	(478)	-	(14,195)	34	(14,162)
Tax Expenses	(4,050)	-	-	-	39	-	-	(149)	(4,160)	21	(4,139)
Equity in the Earnings (Losses) of Unconsolidated Companies	148	-	-	-	-	-	-	-	148	-	148
Other Operating Income/Expenses	(8,985)	1,029	(166)	93	1,258	117	35	-	(6,619)	2,406	(4,214)
Operating Result	13,835	-	-	-	-	(204)	-	1,211	14,842	2,712	17,552
Non-Operating Result	499	-	-	-	-	204	-	-	703	(793)	(89)
Income Tax / Social Contribution and Non-controlling Interest	(2,953)	-	-	-	-	-	-	(1,211)	(4,164)	(1,777)	(5,940)
Net Income	11,381	-	-	-	-	-	-	-	11,381	142	11,523

(1)      Expenses with Commission on the Placement of Loans and Financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin;”

(2)      Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(3)      Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(4)      Income from Loan Recovery classified under the item “Financial Margin,” Expenses with Discounts Granted classified under the item “Other Operating Income/Expenses,” and Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified to the item “ALL Expenses - Allowance for Loan Losses,” and Tax Expenses, classified as “Other Operating Expenses, were reclassified under the item “Tax Expenses;”

(5)      Losses/Gains from the Sale of Foreclosed Assets/Investments classified under the item “Non-Operating Result” were reclassified to items “ALL Expenses - Allowance for Loan Losses” / “Financial Margin” / “Other Operating Income/Expenses;”

(6)      Income from Card Fees and Commissions, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income;” and Credit Card Operation Interchange Expenses classified under the item “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses;”

(7)      Partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (Income Tax/Social Contribution (IR/CS) and Social Integration Program/Contribution for Social Security Financing (PIS/Cofins)) of this hedge strategy in terms of Net Income;

(8)      For more information see page 8 of this chapter; and

(9)      Income from Insurance, Pension Plans and Capitalization Bonds = Insurance, Pension Plan and Capitalization Bond Retained Premiums - Variation in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Capitalization Bond Draws and Redemption - Insurance, Pension Plan and Capitalization Bond Selling Expenses.

Bradesco	27

Press Release

Book Income vs. Managerial Income vs. Adjusted Income Statement

2011

	R$ million
	12M11
	Book Income Statement	Reclassifications						Fiscal Hedge (7)	Managerial Income Statement	Non-recurring Events (8)	Adjusted Income Statement
		(1)	(2)	(3)	(4)	(5)	(6)
Financial Margin	40,211	(513)	121	(611)	(1,859)	179	-	1,793	39,321	-	39,321
ALL	(12,083)	-	-	-	1,074	(234)	-	-	(11,243)	1,006	(10,237)
Gross Income from Financial Intermediation	28,128	(513)	121	(611)	(785)	(55)	-	1,793	28,078	1,006	29,084
Income from Insurance, Pension Plans and Capitalization Bonds (9)	3,370	-	-	-	-	-	-	-	3,370	-	3,370
Fee and Commission Income	14,778	-	-	-	-	-	445	-	15,223	-	15,223
Personnel Expenses	(11,560)	-	-	-	-	-	-	-	(11,560)	501	(11,061)
Other Administrative Expenses	(13,018)	-	-	-	-	-	(388)	-	(13,406)	-	(13,406)
Tax Expenses	(3,680)	-	-	-	197	-	-	(194)	(3,677)	11	(3,664)
Equity in the Earnings (Losses) of Unconsolidated Companies	144	-	-	-	-	-	-	-	144	-	144
Other Operating Income/Expenses	(3,535)	513	(121)	611	588	-	(57)	-	(2,001)	(1,402)	(3,401)
Operating Result	14,628	-	-	-	-	(55)	-	1,599	16,172	117	16,289
Non-Operating Result	4	-	-	-	-	55	-	-	60	(58)	3
Income Tax / Social Contribution and Non-controlling Interest	(3,605)	-	-	-	-	-	-	(1,599)	(5,205)	109	(5,094)
Net Income	11,028	-	-	-	-	-	-	-	11,028	170	11,198

(1)      Expenses with Commission on the Placement of Loans and Financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin;”

(2)      Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(3)      Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(4)      Income from Loan Recovery classified under the item “Financial Margin,” Expenses with Discounts Granted classified under the item “Other Operating Income/Expenses,” and Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified to the item “ALL Expenses - Allowance for Loan Losses,” and Tax Expenses, classified as “Other Operating Expenses, were reclassified under the item “Tax Expenses;”

(5)      Losses/Gains from the Sale of Foreclosed Assets/Investments classified under the item “Non-Operating Result” were reclassified to items “ALL Expenses - Allowance for Loan Losses” / “Financial Margin;”

(6)      Income from Card Fees and Commissions, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income;” and Credit Card Operation Interchange Expenses classified under the item “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses;”

(7)      Partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (Income Tax/Social Contribution (IR/CS) and Social Integration Program/Contribution for Social Security Financing (PIS/Cofins)) of this hedge strategy in terms of Net Income;

(8)      For more information see page 8 of this chapter; and

(9)      Income from Insurance, Pension Plans and Capitalization Bonds = Insurance, Pension Plan and Capitalization Bond Retained Premiums - Variation in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Capitalization Bond Draws and Redemption - Insurance, Pension Plan and Capitalization Bond Selling Expenses.

28	Report on Economic and Financial Analysis – December 2012

Economic and Financial Analysis

2

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001

Economic and Financial Analysis

Consolidated Statement of Financial Position and Adjusted Income Statement

Statement of Financial Position

								R$ million
	Dec12	Sept12	Jun12	Mar12	Dec11	Sept11	Jun11	Mar11
Assets
Current and Long-Term Assets	864,279	840,295	815,063	773,896	746,090	710,238	677,571	663,599
Cash and Cash Equivalents	12,077	12,944	13,997	25,069	22,574	10,018	7,715	6,785
Interbank Investments	151,813	126,772	92,858	84,690	82,303	85,963	86,147	100,159
Securities and Derivative Financial Instruments	315,487	319,537	322,507	294,959	265,723	244,622	231,425	217,482
Interbank and Interdepartmental Accounts	49,762	56,276	62,510	61,576	72,906	71,951	67,033	67,292
Loan and Leasing Operations	267,940	262,748	258,242	250,201	248,719	241,812	231,862	222,404
Allowance for Loan Losses (ALL)	(21,299)	(20,915)	(20,682)	(20,117)	(19,540)	(19,091)	(17,365)	(16,740)
Other Receivables and Assets	88,499	82,933	85,631	77,518	73,405	74,963	70,754	66,217
Permanent Assets	14,813	15,993	15,457	15,654	15,443	12,051	11,736	11,788
Investments	1,865	1,907	1,889	2,076	2,052	1,721	1,699	1,675
Premises and Leased Assets	4,678	4,500	4,523	4,551	4,413	3,812	3,658	3,666
Intangible Assets	8,270	9,586	9,045	9,027	8,978	6,518	6,379	6,447
Total	879,092	856,288	830,520	789,550	761,533	722,289	689,307	675,387
*
Liabilities
Current and Long-Term Liabilities	807,799	789,036	765,398	730,214	704,664	667,312	635,360	623,069
Deposits	211,858	212,869	217,070	213,877	217,424	224,664	213,561	203,822
Federal Funds Purchased and Securities Sold under Agreements to Repurchase	255,591	245,538	225,974	213,930	197,448	171,458	164,204	178,989
Funds from Issuance of Securities	51,359	53,810	51,158	48,482	41,522	32,879	29,044	21,701
Interbank and Interdepartmental Accounts	5,667	3,649	3,618	3,231	4,614	2,974	3,037	2,647
Borrowing and Onlending	44,187	45,399	47,895	47,112	53,247	49,057	45,207	41,501
Derivative Financial Instruments	4,001	4,148	3,568	2,703	735	1,724	1,221	2,358
Reserves for Insurance, Pension Plans and Capitalization Bonds	124,217	117,807	111,789	106,953	103,653	97,099	93,938	89,980
Other Liabilities	110,919	105,816	104,326	93,926	86,021	87,457	85,148	82,071
Deferred Income	658	619	615	646	672	622	505	447
Non-controlling Interest in Subsidiaries	588	586	587	630	615	613	599	574
Shareholders' Equity	70,047	66,047	63,920	58,060	55,582	53,742	52,843	51,297
Total	879,092	856,288	830,520	789,550	761,533	722,289	689,307	675,387

30	Report on Economic and Financial Analysis – December 2012

Economic and Financial Analysis

Consolidated Statement of Financial Position and Adjusted Income Statement

Adjusted Income Statement

								R$ million
	4Q12	3Q12	2Q12	1Q12	4Q11	3Q11	2Q11	1Q11
Financial Margin	11,109	10,955	11,034	10,695	10,258	10,230	9,471	9,362
- Interest	10,678	10,603	10,518	10,222	9,985	9,669	9,167	8,849
- Non-interest	431	352	516	473	273	561	304	513
ALL	(3,210)	(3,303)	(3,407)	(3,094)	(2,661)	(2,779)	(2,437)	(2,360)
Gross Income from Financial Intermediation	7,899	7,652	7,627	7,601	7,597	7,451	7,034	7,002
Income from Insurance, Pension Plans and Capitalization Bonds (1)	955	1,029	953	877	933	864	788	785
Fee and Commission Income	4,675	4,438	4,281	4,118	4,086	3,876	3,751	3,510
Personnel Expenses	(3,142)	(3,119)	(3,047)	(2,878)	(3,140)	(2,880)	(2,605)	(2,436)
Other Administrative Expenses	(3,755)	(3,565)	(3,441)	(3,401)	(3,682)	(3,405)	(3,179)	(3,140)
Tax Expenses	(1,098)	(1,038)	(991)	(1,012)	(1,005)	(866)	(913)	(880)
Equity in the Earnings (Losses) of Unconsolidated Companies	45	45	19	40	53	41	16	34
Other Operating Income/ (Expenses)	(1,130)	(1,054)	(1,035)	(996)	(808)	(907)	(764)	(922)
Operating Result	4,449	4,388	4,366	4,349	4,034	4,174	4,128	3,953
Non-Operating Result	(29)	(20)	(22)	(18)	4	10	(7)	(4)
Income Tax and Social Contribution	(1,488)	(1,455)	(1,461)	(1,468)	(1,241)	(1,304)	(1,271)	(1,138)
Non-controlling Interest	(14)	(20)	(16)	(18)	(26)	(16)	(25)	(73)
Adjusted Net Income	2,918	2,893	2,867	2,845	2,771	2,864	2,825	2,738

(1) Income from Insurance, Pension Plan and Capitalization Bond Operations = Insurance, Pension Plan and Capitalization Bond Retained Premiums – Variation in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Capitalization Bond Draws and Redemption – Insurance, Pension Plan and Capitalization Bond Selling Expenses.

Financial Margin – Interest and Non-Interest

Financial Margin Breakdown

Bradesco	31

Economic and Financial Analysis

Financial Margin - Interest and Non-Interest

Average Financial Margin Rate

	R$ million
	Financial Margin
	12M12	12M11	4Q12	3Q12	Variation
					YTD	Quarter
Interest - due to volume					5,012	253
Interest - due to spread					(661)	(178)
- Financial Margin - Interest	42,021	37,670	10,678	10,603	4,351	75
- Financial Margin - Non-Interest	1,772	1,651	431	352	121	79
Financial Margin	43,793	39,321	11,109	10,955	4,472	154
Average Margin Rate (1)	7.5%	7.7%	7.6%	7.6%

(1) Average Margin Rate = (Financial Margin / Average Assets – Purchase and Sale Commitments – Permanent Assets) Annualized.

The fourth quarter of 2012 had a financial margin of R$11,109 million, up 1.4%, or R$154 million, when compared to the previous quarter. This variation was mainly due to: (i) higher non-interest margin, totaling R$79 million, and (ii) a R$75 million increase in interest margin.

Between 2012 and 2011, financial margin grew by 11.4%, or R$4,472 million, as a result of (i) a R$4,351 million increase in interest margin, of which: (a) R$5,012 million corresponds to the increase in volume of operations; partially minimized by: (b) a R$661 million decrease in spread; and (ii) a R$121 million increase in non-interest financial margin, thanks to higher Insurance gains.

Financial Margin - Interest

Interest Financial Margin - Breakdown

	R$ million
	Interest Financial Margin Breakdown
	12M12	12M11	4Q12	3Q12	Variation
					YTD	Quarter
Loans	29,530	26,818	7,527	7,460	2,712	67
Funding	4,225	4,562	997	1,019	(337)	(22)
Insurance	3,183	3,388	912	694	(205)	218
Securities/Other	5,083	2,902	1,242	1,430	2,181	(188)
Interest Financial Margin	42,021	37,670	10,678	10,603	4,351	75

In the fourth quarter of 2012, interest financial margin stood at R$10,678 million, for a R$75 million increase over the third quarter of 2012. Year over year, interest financial margin increased by 11.6%, or R$4,351 million.

Quarter over quarter, the business lines that most contributed to this result were: (i) “Loan;” and (ii) “Insurance;” year over year, the business lines that most contributed were: (i) “Loan;” and (ii) “Securities/Other.”

32	Report on Economic and Financial Analysis – December 2012

Economic and Financial Analysis

Financial Margin - Interest

Interest Financial Margin - Rates

The annualized interest financial margin rate stood at 7.3% in the fourth quarter of 2012, posting a slight 0.1 p.p. decrease in relation to the previous quarter, mainly due to: (i) the decrease in the average “Loan” margin rate, which was impacted by lower interest rates, combined with the change in the loan portfolio mix; and (ii) the increase in the average rate of the Insurance margin, due to the lower IGP-M when compared to the previous quarter, which resulted in a lower expense with adjustment for inflation of part of technical reserves.

Interest Financial Margin - Annualized Average Rates

	R$ million
	12M12			12M11
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	29,530	284,173	10.4%	26,818	254,812	10.5%
Funding	4,225	333,483	1.3%	4,562	301,122	1.5%
Insurance	3,183	113,304	2.8%	3,388	94,561	3.6%
Securities/Other	5,083	293,294	1.7%	2,902	234,205	1.2%

Interest Financial Margin	42,021	-	7.2%	37,670	-	7.4%
*
	4Q12			3Q12
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	7,527	294,694	10.6%	7,460	287,987	10.8%
Funding	997	333,304	1.2%	1,019	332,488	1.2%
Insurance	912	121,638	3.0%	694	115,647	2.4%
Securities/Other	1,242	307,457	1.6%	1,430	298,905	1.9%

Interest Financial Margin	10,678	-	7.3%	10,603	-	7.4%

Bradesco	33

Economic and Financial Analysis

Loan Financial Margin - Interest

Loan Financial Margin - Breakdown

	R$ million
	Financial Margin - Loan
	12M12	12M11	4Q12	3Q12	Variation
					YTD	Quarter
Interest - due to volume					3,051	171
Interest - due to spread					(339)	(104)
Interest Financial Margin	29,530	26,818	7,527	7,460	2,712	67
Income	51,236	49,077	12,361	12,912	2,159	(551)
Expenses	(21,706)	(22,259)	(4,834)	(5,452)	553	618

In the fourth quarter of 2012, financial margin with loan operations reached R$7,527 million, up R$67 million or 0.9% over the previous quarter. The variation is the result of: (i) the R$171 million increase in average business volume; and partially offset by: (ii) the R$104 million decrease in average spread, basically reflecting lower interest rates.

Between 2012 and 2011, financial margin grew 10.1%, or R$2,712 million, resulting from: (i) a R$3,051 million increase in the volume of operations; and offset by: (ii) the decrease in average spread, amounting to R$339 million, which was basically impacted by: (a) the change in the loan portfolio mix, due to greater share of the Corporate segment, which has lower margins and posted an increase of 11.6% over the last 12 months compared to the 8.2% growth of the Individuals segment in the same period; and (b) lower interest rates.

34	Report on Economic and Financial Analysis – December 2012

Economic and Financial Analysis

Loan Financial Margin - Interest

Loan Financial Margin - Net Margin

The graph above presents a summary of loan activity. The Gross Margin curve refers to interest income from loans, net of opportunity cost (essentially the accrued Interbank Deposit Certificate - CDI over rate in the period).

The ALL curve shows delinquency costs, which are represented by Allowance for Loan Losses (ALL) expenses, loan recoveries net of discounts granted in transactions and the result of the sale of foreclosed assets, among other items.

The net margin curve presents the result from loan interest income, net of ALL, which, in the fourth quarter of 2012, recorded a 3.8% increase compared to the third quarter of 2012, mainly due to: (i) the decrease in default costs; and (ii) the increase in business volume. Year over year, net margin was practically stable.

Bradesco	35

Economic and Financial Analysis

Loan Financial Margin - Interest

Expanded Loan Portfolio(1)

The loan portfolio amounted to R$385.5 billion in December 2012, up 3.7% in the quarter, led by Corporate segment (Corporations grew by 4.6%, whereas SMEs increased 3.7% in the period). Over the past twelve months, the loan portfolio increased 11.5%, led by Corporate portfolios, a growth of 15.0% in Corporations and 10.6% in SMEs.

(1) Including sureties, guarantees, letters of credit, advances of credit card receivables, debentures, promissory notes, receivables-backed investment funds - FIDC, mortgage-backed receivables - CRI and rural loans.

For further information, refer to page 42 herein.

Expanded Loan Portfolio Breakdown by Product and Type of Customer (Individual and Corporate)

A breakdown of loan risk products for individuals is presented below:

Individuals	R$ million			Variation %
	Dec12	Sept12	Dec11	Quarter	12M
CDC / Vehicle Leasing	31,099	31,860	32,986	(2.4)	(5.7)
Credit Card	20,921	18,850	18,633	11.0	12.3
Payroll-Deductible Loans (1)	20,757	19,956	17,807	4.0	16.6
Personal Loans	15,041	14,929	13,212	0.8	13.8
Real Estate Financing (2)	10,060	9,452	7,248	6.4	38.8
Rural Loans	6,927	6,528	6,641	6.1	4.3
BNDES/Finame Onlending	5,775	5,628	5,336	2.6	8.2
Overdraft Facilities	2,989	3,198	2,746	(6.6)	8.8
Sureties and Guarantees	683	685	856	(0.3)	(20.2)
Other (3)	3,289	3,450	3,206	(4.7)	2.6
Total	117,540	114,536	108,671	2.6	8.2

Including:

(1) Loan assignment (FIDC): R$202 million in December 2012, R$265 million in September 2012 and R$514 million in December 2011;

(2) Loan assignment (CRI): R$149 million in December 2012, R$165 million in September 2012 and R$216 million in December 2011; and

(3) Loan assignment (FIDC) for the acquisition of assets: R$1 million in December 2012, R$1 million in September 2012 and R$2 million in December 2011; and rural loan assignment: R$101 million in December 2012, R$111 million in September 2012 and R$111 million in December 2011.

Operations bearing credit risks for Individuals grew by 2.6% in the quarter, led by: (i) credit card; and (ii) real estate financing. In the last 12 months, the 8.2% growth was a result of better performance in: (i) real estate financing; and (ii) payroll-deductible loans.

36	Report on Economic and Financial Analysis – December 2012

Economic and Financial Analysis

Loan Financial Margin - Interest

A breakdown of loan risk products in the corporate segment is presented below:

Corporate	R$ million			Variation %
	Dec12	Sept12	Dec11	Quarter	12M
Working Capital	44,811	42,416	41,863	5.6	7.0
BNDES/Finame Onlending	29,929	29,160	30,062	2.6	(0.4)
Operations Abroad	25,243	24,748	22,659	2.0	11.4
Credit Card	13,942	13,984	13,533	(0.3)	3.0
Real Estate Financing - Corporate Plan (1)	12,674	12,059	9,253	5.1	37.0
Export Financing	12,023	12,974	9,824	(7.3)	22.4
Overdraft Account	9,793	10,546	9,670	(7.1)	1.3
Vehicles - CDC	7,088	6,677	5,443	6.1	30.2
Leasing	6,190	6,416	7,325	(3.5)	(15.5)
Rural Loans	4,653	4,553	4,395	2.2	5.9
Sureties and Guarantees (2)	59,228	54,048	47,624	9.6	24.4
Operations bearing Credit Risk - Commercial Portfolio (3)	30,874	28,587	23,798	8.0	29.7
Other (4)	11,542	10,970	11,605	5.2	(0.5)
Total	267,989	257,138	237,053	4.2	13.1

Including:
(1) Loan assignment (CRI): R$230 million in December 2012, R$234 million in September 2012, R$285 million in December 2011;
(2) A total of 91.3% of sureties and guarantees from corporate customers were contracted by corporations;
(3) Operations with debentures and promissory notes; and
(4) Letters of credit: R$1,629 million in December 2012, R$1,569 million in September 2012 and R$1,754 million in December 2011.

Operations bearing credit risk for corporate customers grew by 4.2% in the quarter and 13.1% in the last 12 months. The main highlights in the quarter were: (i) sureties and guarantees; and (ii) operations bearing credit risk – commercial portfolio. In the last 12 months, the growth was led by: (i) real estate financing – corporate plan; and (ii) operations bearing credit risk – commercial portfolio.

Expanded Loan Portfolio - Consumer Financing

The graph below shows the types of credit related to Consumer Financing of individual customers (CDC/vehicle leasing, personal loans, financing of goods, revolving credit card and cash and installment purchases at merchants).

Consumer financing totaled R$88.2 billion, up 2.6% in the quarter and 6.2% in the last 12 months. Growth was led by: (i) vehicle financing (CDC/Leasing) (R$31.1 billion); and (ii) payroll-deductible loans (R$20.8 billion), which together totaled R$51.9 billion, accounting for 58.8% of the consumer financing balance. Given their guarantees and characteristics, these products provide a rather low level of credit risk to this group of operations.

Bradesco	37

Economic and Financial Analysis

Loan Financial Margin - Interest

Breakdown of the Vehicle Portfolio

	R$ million			Variation %
	Dec12	Sept12	Dec11	Quarter	12M
CDC Portfolio	36,336	36,217	34,204	0.3	6.2
Individuals	29,248	29,540	28,761	(1.0)	1.7
Corporate	7,088	6,677	5,443	6.2	30.2
Leasing Portfolio	4,774	5,492	8,223	(13.1)	(41.9)
Individuals	1,851	2,320	4,225	(20.2)	(56.2)
Corporate	2,923	3,172	3,998	(7.8)	(26.9)
Finame Portfolio	10,417	10,308	10,311	1.1	1.0
Individuals	938	989	1,000	(5.2)	(6.2)
Corporate	9,479	9,319	9,311	1.7	1.8
Total	51,527	52,017	52,738	(0.9)	(2.3)
Individuals	32,037	32,849	33,986	(2.5)	(5.7)
Corporate	19,490	19,168	18,752	1.7	3.9

Vehicle financing operations (individual and corporate customers) totaled R$51.5 billion in December 2012, presenting a decrease in quarter-over-quarter and year-over-year comparisons. Of the total vehicle portfolio, 70.5% corresponds to CDC, 20.2% to Finame and 9.3% to Leasing. Individuals represented 62.2% of the portfolio, while corporate customers accounted for the remaining 37.8%.

Expanded Loan Portfolio Concentration - by Sector

The share of each economic sector composing the loan portfolio had a slight variation. Services had the greatest growth, both in the quarter and in the last 12-month period.

Activity Sector	R$ million
	Dec12%		Sept12%		Dec11%
Public Sector	1,179	0.3	1,086	0.3	1,921	0.6
Private Sector	384,350	99.7	370,588	99.7	343,803	99.4
Corporate	266,810	69.2	256,052	68.9	235,131	68.0
Industry	83,880	21.8	82,531	22.2	75,841	21.9
Commerce	57,531	14.9	58,786	15.8	52,647	15.2
Financial Intermediaries	7,138	1.9	6,617	1.8	4,624	1.3
Services	114,383	29.7	104,200	28.0	98,263	28.4
Agriculture, Cattle Raising, Fishing, Forestry and Forest Exploration	3,879	1.0	3,918	1.1	3,757	1.1
Individuals	117,540	30.5	114,536	30.8	108,672	31.4
Total	385,529	100.0	371,674	100.0	345,724	100.0

38	Report on Economic and Financial Analysis – December 2012

Economic and Financial Analysis

Loan Financial Margin - Interest

Changes in the Expanded Loan Portfolio

Of the R$39.8 billion growth in the loan portfolio over the last 12 months, new borrowers accounted for R$31.9 billion, or 80.2%, representing 8.3% of the portfolio in December 2012.

(1) Including loans settled and subsequently renewed in the last 12 months.

Bradesco	39

Economic and Financial Analysis

Loan Financial Margin - Interest

Changes in the Expanded Loan Portfolio - By Rating

The chart below shows that new borrowers and remaining debtors as of December 2011 (customers that remained in the loan portfolio for at least 12 months) presented a good level of credit quality (AA-C ratings), demonstrating the adequacy and consistency of the loan assignment policy and processes, as well as the quality of guarantees and the credit rating instruments used by Bradesco.

Changes in the Extended Loan Portfolio by Rating from December 2011 to 2012
Rating	Total Loans as of December 2012		New Customers from January to December 2012		Remaining Debtors as of December 2011
	R$ million	%	R$ million	%	R$ million	%
AA - C	360,474	93.5	30,588	95.9	329,886	93.3
D	7,598	2.0	370	1.1	7,228	2.0
E - H	17,457	4.5	950	3.0	16,507	4.7
Total	385,529	100.0	31,908	100.0	353,621	100.0

Expanded Loan Portfolio - By Customer Profile

The table below presents the changes in the loan portfolio by customer profile:

Customer Profile	R$ million			Variation %
	Dec12	Sept12	Dec11	Quarter	12M
Corporations	152,728	146,033	132,825	4.6	15.0
SMEs	115,261	111,106	104,228	3.7	10.6
Individuals	117,540	114,536	108,671	2.6	8.2
Total Loan Operations	385,529	371,674	345,724	3.7	11.5

Expanded Loan Portfolio - By Customer Profile and Rating (%)

AA-C rated loans had a slight increase in comparison with the previous quarter and slightly decreased in the year-over-year comparison.

Customer Profile	By Rating
	Dec12			Sept12			Dec11
	AA-C	D	E-H	AA-C	D	E-H	AA-C	D	E-H
Corporations	98.7	0.9	0.4	98.8	0.8	0.5	99.0	0.5	0.5
SMEs	91.3	3.1	5.6	91.2	3.1	5.7	91.8	2.8	5.4
Individuals	88.9	2.3	8.8	88.8	2.4	8.8	89.0	2.2	8.8
Total	93.5	2.0	4.5	93.4	2.0	4.6	93.7	1.7	4.6

40	Report on Economic and Financial Analysis – December 2012

Economic and Financial Analysis

Loan Financial Margin - Interest

Expanded Loan Portfolio - By Business Segment

Below is the quarterly and yearly growth in the loan portfolio by business segment, which was led by the Prime, Middle Market and Retail segments.

Business Segments	R$ million					Variation %
	Dec12%		Sept12%		Dec11%		12M
Retail	108,631	28.2	104,405	28.1	94,125	27.2	15.4
Corporate (1)	158,474	41.1	152,850	41.1	143,396	41.5	10.5
Middle Market	49,271	12.8	46,693	12.6	44,191	12.8	11.5
Prime	15,603	4.0	14,718	4.0	12,325	3.6	26.6
Other / Non-account holders (2)	53,551	13.9	53,008	14.2	51,687	14.9	3.6
Total	385,529	100.0	371,674	100.0	345,724	100.0	11.5

(1) Including loans taken out with co-obligation. In the table on page 40, Loan Portfolio - by Customer Profile, these amounts are allocated to individuals; and
(2) Mostly, non-account holders using vehicle financing, credit cards and payroll-deductible loans.

Expanded Loan Portfolio - By Currency

The balance of foreign currency-indexed and/or denominated loan and onlending operations (excluding ACCs - Advances on Foreign Exchange Contracts) totaled US$15.1 billion in December 2012 (US$15.0 billion in September 2012 and US$14.8 billion in December 2011), a 0.7% and 2.0% increase, in dollars, in the quarter and in the last 12 months, respectively. In reais, these same foreign currency operations totaled R$30.9 billion in December 2012 (R$30.4 billion in September 2012 and R$27.8 billion in December 2011), a 1.6% growth in the quarter and 11.2% in the last 12 months.

In December 2012, total loan operations, in reais, stood at R$354.6 billion (R$341.3 billion in September 2012 and R$317.9 billion in December 2011), up 3.9% on the previous quarter and 11.5% over the last 12 months.

Bradesco	41

Economic and Financial Analysis

Loan Financial Margin - Interest

Expanded Loan Portfolio - by Debtor

Credit exposure level among the 100 largest debtors was slightly higher from that in the previous year and the last quarter. The quality of the portfolio of the 100 largest debtors, rated as AA and A, improved in the quarter and slightly decreased in the last 12 months.

Loan Portfolio(1) - By Type

All operations bearing credit risk stood at R$409.4 billion, up 3.7% in the quarter and 12.1% in the last 12 months.

	R$ million			Variation %
	Dec12	Sept12	Dec11	Quarter	12M
Loans and Discounted Securities	141,861	138,417	129,519	2.5	9.5
Financing	101,361	99,631	92,149	1.7	10.0
Rural and Agribusiness Financing	16,683	15,968	15,499	4.5	7.6
Leasing Operations	8,035	8,731	11,551	(8.0)	(30.4)
Advances on Exchange Contracts	6,348	7,360	6,235	(13.8)	1.8
Other Loans	16,672	14,258	13,714	16.9	21.6
Subtotal Loan Operations (2)	290,960	284,367	268,668	2.3	8.3
Sureties and Guarantees Granted (Memorandum Accounts)	59,911	54,732	48,479	9.5	23.6
Operations bearing Credit Risk - Commercial Portfolio (3)	30,874	28,587	23,798	8.0	29.7
Letters of Credit (Memorandum Accounts)	1,629	1,569	1,754	3.8	(7.1)
Advances from Credit Card Receivables	1,454	1,623	1,879	(10.4)	(22.6)
Co-obligation in Loan Assignment FIDC/CRI (Memorandum Accounts)	582	666	1,017	(12.6)	(42.8)
Co-obligation in Rural Loan Assignment (Memorandum Accounts)	119	130	130	(8.7)	(8.7)
Subtotal of Operations bearing Credit Risk - Expanded Portfolio	385,529	371,674	345,724	3.7	11.5
Other Operations Bearing Credit Risk (4)	23,851	22,928	19,339	4.0	23.3
Total Operations bearing Credit Risk	409.380	394,602	365,063	(99.9)	(99.9)

(1) In addition to the Expanded Portfolio, it includes other operations bearing credit risk;
(2) As defined by Bacen;
(3) Including debenture and promissory note operations; and
(4) Including CDI operations, international treasury, swaps, forward currency contracts and investments in FIDC and CRI.

42	Report on Economic and Financial Analysis – December 2012

Economic and Financial Analysis

Loan Financial Margin - Interest

The charts below refer to the Loan Portfolio, as defined by Bacen.

Loan Portfolio(1) - By Flow of Maturities

The portfolio’s profile by flow of maturities remained stable year over year. The reduction in certain long-term portfolios was offset by the volume of payroll-deductible loan operations and real estate financing. Note that, due to their guarantees and characteristics, these operations are exposed to lower risk, in addition to providing favorable conditions to gain customer loyalty.

(1) As defined by Bacen.

Bradesco	43

Economic and Financial Analysis

Loan Financial Margin - Interest

Loan Portfolio(1) - Delinquency over 90 days

Total delinquency ratio over 90 days was stable in the quarter. Note the slight reduction in Corporations and SMEs which, however, did not change the average ratio, given that the Individuals delinquency ratio remained practically stable in 2012.

As shown in the graph below, the total delinquency ratio for operations overdue from 61 to 90 days had a slight decrease in the quarter and a slight increase over the last twelve months, mainly due to the change in the portfolio mix. Loans overdue from 61 to 90 days remained stable for individuals, whereas for corporate customers it posted a slight decrease. Year over year, the ratio remained stable both for individuals and corporate customers.

(1) As defined by Bacen.

44	Report on Economic and Financial Analysis – December 2012

Economic and Financial Analysis

Loan Financial Margin - Interest

Allowance for Loan Losses (ALL) x Delinquency x Losses(1)

The ALL of R$21.3 billion, representing 7.3% of the total portfolio, comprises the generic provision (customer and/or operation rating), the specific provision (non-performing loans) and the excess provision (internal criteria).

Bradesco has appropriate provisioning levels that are also sufficient to support possible changes in scenarios, such as higher delinquency levels and/or changes in the loan portfolio profile.

It is worth mentioning the assertiveness of adopted provisioning criteria, which is proven by: (i) analyzing historical data on recorded allowances for loan losses; and (ii) effective losses in the subsequent twelve-month period, i.e., for an existing provision of 7.3% of the portfolio(1), in December 2011, the effective gross loss in the subsequent twelve-month period was 4.5%, meaning the existing provision exceeded the loss over the subsequent twelve-month period by more than 60%, as shown in the graph below.

(1) As defined by Bacen.

Bradesco	45

Economic and Financial Analysis

Loan Financial Margin - Interest

Analysis in terms of loss, net of recovery, shows a significant increase in the coverage margin. In December 2011, for an existing provision of 7.3% of the portfolio(1), the net loss in the subsequent twelve-month period was 3.4%, meaning that the existing provision covered the loss in the subsequent 12 months by more than 113%.

(1) As defined by Bacen.

46	Report on Economic and Financial Analysis – December 2012

Economic and Financial Analysis

Loan Financial Margin - Interest

Allowance for Loan Losses(1)

The Non-performing Loan ratio (operations overdue for over 60 days) posted a slight decrease in the quarter-over-quarter comparison. Coverage ratios for the allowance for loans overdue from 60 to 90 days stood at very comfortable levels.

(1) As defined by Bacen; and

(2) Loan operations overdue for over 60 days and that do not generate revenue appropriation on an accrual basis.

Bradesco	47

Economic and Financial Analysis

Loan Financial Margin - Interest

Loan Portfolio(1) - Portfolio Indicators

To facilitate the monitoring of the quantitative and qualitative performance of Bradesco’s loan portfolio, a comparative summary of the main figures and indicators is presented below:

	R$ million (except %)
	Dec12	Sept12	Dec11
Total Loan Operations (1)	290,960	284,367	268,668
- Individuals	116,404	113,308	106,972
- Corporate	174,556	171,058	161,696
Existing Provision	21,299	20,915	19,540
- Specific	11,182	10,897	9,875
- Generic	6,106	6,007	5,654
- Excess	4,010	4,011	4,011
Specific Provision / Existing Provision (%)	52.5	52.1	50.5
Existing Provision / Loan Operations (%)	7.3	7.4	7.3
AA - C Rated Loan Operations / Loan Operations (%)	91.5	91.5	91.9
D Rated Operations under Risk Management / Loan Operations (%)	2.5	2.5	2.2
E - H Rated Loan Operations / Loan Operations (%)	6.0	6.0	5.9
D Rated Loan Operations	7,427	7,192	5,847
Existing Provision for D Rated Loan Operations	2,039	1,982	1,572
D Rated Provision / Loan Operations (%)	27.5	27.6	26.9
D - H Rated Non-Performing Loans	16,414	16,262	14,592
Existing Provision/D - H Rated Non-Performing Loans (%)	129.8	128.6	133.9
E - H Rated Loan Operations	17,382	17,032	15,796
Existing Provision for E - H Rated Loan Operations	15,296	14,999	13,859
E - H Rated Provision / Loan Operations (%)	88.0	88.1	87.7
E - H Rated Non-Performing Loans	13,404	13,017	11,949
Existing Provision/E - H Rated Non-Performing Loan (%)	158.9	160.7	163.5
Non-Performing Loans (2)	14,455	14,447	12,870
Non-Performing Loans (2) / Loan Operations (%)	5.0	5.1	4.8
Existing Provision / Non-Performing Loans (2) (%)	147.3	144.8	151.8
Loan Operations Overdue for over 90 days	11,955	11,684	10,598
Existing Provision/Operations Overdue for over 90 days (%)	178.2	179.0	184.4

(1) As defined by Bacen; and
(2) Loan operations overdue for over 60 days and that do not generate revenue appropriation on an accrual basis.

48	Report on Economic and Financial Analysis – December 2012

Economic and Financial Analysis

Funding Financial Margin- Interest

Funding Financial Margin - Breakdown

	R$ million
	Financial Margin - Funding
	12M12	12M11	4Q12	3Q12	Variation
					YTD	Quarter
Interest - due to volume					410	2
Interest - due to spread					(747)	(24)
Interest Financial Margin	4,225	4,562	997	1,019	(337)	(22)

Quarter over quarter, interest funding financial margin decreased 2.2%, or R$22 million. The variation was due to: (i) the R$24 million decrease in average spread, reflecting lower interest rate (Selic) in the period; partially offset by: (ii) the slight increase in the volume of transactions, in the amount of R$2 million.

In 2012, interest funding financial margin was R$4,225 million against the R$4,562 million in 2011, down by 7.4% or R$337 million, mainly driven by: (i) the R$747 million decrease in average spread, partially impacted by lower interest rate (Selic); and partially offset by: (ii) gains from average business volume, totaling R$410 million.

Bradesco	49

Economic and Financial Analysis

Funding Financial Margin - Interest

Loans x Funding

To analyze Loan Operations in relation to Funding, it is first necessary to deduct from total customer funding (i) the amount committed to reserve requirements at Bacen, (ii) the amount of available funds held at customer service network units; and (iii) add funds from domestic and foreign lines of credit that finance loan needs.

Bradesco depends little on interbank deposits and foreign lines of credit, given its capacity to effectively obtain funding from customers.

This is a result of: (i) the outstanding position of its service points; (ii) the extensive diversity of products offered; and (iii) the market’s confidence in the Bradesco brand.

Note that the use of funds provides a comfortable margin, which proves that Bradesco is capable of meeting demand for funds for loans using its own funding.

Funding vs. Investments	R$ million			Variation %
	Dec12	Sept12	Dec11	Quarter	12M
Demand Deposits	38,412	33,627	33,121	14.2	16.0
Sundry Floating	3,428	4,735	2,322	(27.6)	47.6
Savings Deposits	69,042	65,540	59,656	5.3	15.7
Time Deposits + Debentures (1)	163,832	168,702	173,904	(2.9)	(5.8)
Financial Bills	28,221	31,234	27,120	(9.6)	4.1
Other	23,799	21,311	18,671	11.7	27.5
Customer Funds	326,733	325,149	314,794	0.5	3.8
(-) Reserve Requirements/Available Funds (2)	(58,291)	(63,459)	(81,096)	(8.1)	(28.1)
Customer Funds Net of Compulsory Deposits	268,442	261,690	233,698	2.6	14.9
Onlending	32,744	31,832	32,832	2.9	(0.3)
Foreign Lines of Credit	11,161	16,360	11,930	(31.8)	(6.4)
Funding Abroad	51,411	45,057	47,207	14.1	8.9
Total Funding (A)	363,759	354,939	325,667	2.5	11.7
Loan Portfolio/Leasing/Cards (Other Receivables)/Acquired CDI (B) (3)	335,917	330,530	305,868	1.6	9.8
B/A (%)	92.3	93.1	93.9	(0.8) p.p.	(1.6) p.p.

(1) Debentures mainly used to back purchase and sale commitments;
(2) Excluding government securities tied to savings accounts; and
(3) Comprising amounts relative to card operations (cash and installment purchases at merchants), amounts related to CDI to rebate from reserve requirements and debentures.

50	Report on Economic and Financial Analysis – December 2012

Economic and Financial Analysis

Funding Financial Margin - Interest

Main Funding Sources

The following table presents changes in main funding sources:

	R$ million			Variation %
	Dec12	Sept12	Dec11	Quarter	12M
Demand Deposits	38,412	33,627	33,121	14.2	16.0
Savings Deposits	69,042	65,540	59,656	5.3	15.7
Time Deposits	104,022	113,379	124,127	(8.3)	(16.2)
Debentures (1)	59,810	55,323	49,777	8.1	20.2
Borrowing and Onlending	44,186	45,399	53,247	(2.7)	(17.0)
Funds from Issuance of Securities (2)	51,359	53,810	41,522	(4.6)	23.7
Subordinated Debts	34,852	34,507	26,910	1.0	29.5
Total	401,683	401,585	388,360	-	3.4

(1) Considering only debentures used to back purchase and sale commitments; and
(2) Including: Financial Bills, on December 31, 2012, amounting to R$28,221 million (R$31,234 million on September 30, 2012 and R$27,120 million on December 31, 2011).

Demand Deposits

Demand deposits amounted to R$38,412 million in the fourth quarter of 2012, a 14.2% increase quarter over quarter and 16.0% on the same period in 2011, mainly due to the improved funding resulting from the seasonal effect in the quarter and the increased account holder base in the period.

(1) Additional installment is not included.

Savings Deposits

Savings deposits increased 5.3% in the quarter-over-quarter comparison and 15.7% in the last 12 months, mainly as a result of: (i) greater funding volume, partially influenced by the changes in the investment remuneration rules; and (ii) the remuneration of savings account reserve.

The new savings remuneration rule determines that: (i) the existing account savings up to May 3, 2012 will continue to remunerate at TR + 0.5% p.m.; and (ii) for deposits made as of May 4, 2012, the new rules are: (a) if the Selic rate is higher than 8.5% p.a., the TR + 0.5% p.m. remuneration will be maintained; and (b) when the Selic rate is equal to or lower than 8.5% p.a., the remuneration will be 70% of Selic rate + TR.

Bradesco is always increasing its savings accounts base and posted net growth of 5.2 million new savings accounts over the last 12 months.

Bradesco	51

Economic and Financial Analysis

Funding Financial Margin - Interest

Time Deposits

In the fourth quarter of 2012, time deposits totaled R$104,022 million, decreasing by 8.3% quarter over quarter and 16.2% on the same period of the previous year.

Such performance is basically due to the new business opportunities offered to customers and the migration of funds to other investment sources, such as Financial Treasury Bills and Debentures, thereby extending average funding terms, which offset the increase of new funding and the restatement of the deposit portfolio.

Debentures

On December 31, 2012, Bradesco’s debentures amounted to R$59,810 million, an 8.1% increase in the quarter-over-quarter comparison and a 20.2% increase over the last 12 months.

These variations are mainly due to the placement and maturity of the securities, which are also used to back purchase and sale commitments that are, in turn, impacted by the levels of economic activity.

Borrowing and Onlending

The quarter-over-quarter R$1,213 million reduction was mainly due to: (i) a decreased foreign-currency-denominated and/or indexed borrowing and onlending, from R$10,267 million in September 2012 to R$8,169 million in December 2012, mainly driven by the settlement of operations; and partially offset by: (ii) the R$885 million increase in the volume of funds raised through loans and onlending in Brazil, especially through BNDES and Finame operations.

Year over year, the balance fell 17.0%, or R$9,061 million, mainly due to the R$9,171 million decrease in foreign-currency-denominated and/or indexed borrowing and onlending, from R$17,340 million in December 2011 to R$8,169 million in December 2012, mainly due to: (a) the settlement of operations; partially offset by: (b) the exchange gain of 8.9% in the period.

52	Report on Economic and Financial Analysis – December 2012

Economic and Financial Analysis

Funding Financial Margin - Interest

Funds for the Issuance of Securities

Funds from issuance of securities totaled R$51,359 million, a 4.6% or R$2,451 million decrease in the quarter, mainly due to: (i) the decreased inventory of Financial Bills, from R$31,234 million in September 2012 to R$28,221 million in December 2012, mainly due to the redemptions and maturities of these securities, beginning in May 2012; and partially offset by: (ii) the greater volume of Mortgage Bonds, in the amount of R$418 million.

When compared to 2011, this year’s growth of 23.7%, or R$9,837 million, was mainly the result of: (i) the increase in volume of securities issued abroad, in the amount of R$5,778 million, a result of new issuances carried out in the period and exchange gains of 8.9%; (ii) the higher volume of Mortgage Bonds, in the amount of R$2,086 million; (iii) the higher volume of Letters of Credit for Agribusiness, in the amount of R$1,355 million; (iv) new issuances of Financial Bills, which increased by R$1,101 million; and partially offset by: (v) the R$483 million decrease in the balance of Collateral Mortgage Notes.

Subordinated Debt

Subordinated Debt totaled R$34,852 million in December 2012 (R$8,807 million abroad and R$26,045 million in Brazil). In the last 12 months, Bradesco issued R$19,837 million (R$2,008 million abroad and R$17,829 million in Brazil).

Additionally, note that, in the fourth quarter of 2012, Bacen authorized the use of Subordinated Financial Bills amounting to R$2,206 million (R$273 million in the third quarter of 2012) to compose Tier II of the Capital Adequacy Ratio, of which only R$26,638 million of total subordinated debt is used to calculate the Capital Adequacy Ratio, given their maturity terms.

Bradesco	53

Economic and Financial Analysis

Securities/Other Financial Margin - Interest

Securities/Other Financial Margin - Breakdown

	R$ million
	Financial Margin - Securities/Other
	12M12	12M11	4Q12	3Q12	Variation
					YTD	Quarter
Interest - due to volume					1,024	35
Interest - due to spread					1,157	(223)
Interest Financial Margin	5,083	2,902	1,242	1,430	2,181	(188)
Income	31,647	33,956	6,862	7,110	(2,309)	(248)
Expenses	(26,564)	(31,054)	(5,620)	(5,680)	4,490	60

Quarter over quarter, interest financial margin from Securities/Other was down by R$188 million, mainly due to: (i) the R$223 million decrease in average spread; and partially offset by: (ii) the increase in business volume, which accounted for R$35 million.

In 2012, interest financial margin from Securities/Other stood at R$5,083 million, versus R$2,902 million recorded in 2011, up 75.2%, or R$2,181 million. This result was due to: (i) an R$1,157 million increase in the average spread; and (ii) an increase in the volume of operations which affected the result in R$1,024 million.

Insurance Financial Margin - Interest

Insurance Financial Margin - Breakdown

	R$ million
	Financial Margin - Insurance
	12M12	12M11	4Q12	3Q12	Variation
					YTD	Quarter
Interest - due to volume					527	45
Interest - due to spread					(732)	173
Interest Financial Margin	3,183	3,388	912	694	(205)	218
Income	10,875	10,310	2,329	3,206	565	(877)
Expenses	(7,692)	(6,922)	(1,417)	(2,512)	(770)	1,095

In the quarter-over-quarter comparison, interest financial margin from insurance operations increased  R$218 million, or 31.4%, mainly due to: (i) a R$173 million increase in average spread, as a result of the ecreased IGP-M rate in the quarter, making lower the expense with the adjustment for inflation of part of technical reserves; and (ii) the increase in the volume of operations, amounting to R$45 million.

In the year-over-year comparison, interest financial margin from insurance operations was down 6.1%, or R$205 million, due to: (i) the R$732 million loss in average spread, as a result of: (a) the IGP-M rate trend in the periods; and (b) the dividend distribution in the period; and partially offset by: (ii) the increase in volume of operations, amounting to R$527 million.

54	Report on Economic and Financial Analysis – December 2012

Economic and Financial Analysis

Financial Margin - Non-Interest

Non-Interest Financial Margin - Breakdown

	R$ million
	Non-Interest Financial Margin
	12M12	12M11	4Q12	3Q12	Variation
					YTD	Quarter
Funding	(291)	(294)	(73)	(72)	3	(1)
Insurance	368	214	102	84	154	18
Securities/Other	1,695	1,731	402	340	(36)	62
Total	1,772	1,651	431	352	121	79

The non-interest financial margin in the fourth quarter of 2012 stood at R$431 million versus R$352 million from the previous quarter. Year over year, non-interest margin increased R$121 million.

Main variations were a result of:

•       “Insurance,” which is represented by gains/loss from equity securities. The variations in the periods are associated with market conditions, which enabled greater/lower gain opportunity; and

•       “Securities/Other,” whose R$62 million quarter-over-quarter increase and R$36 million year-over-year decrease were due to the Treasury/Securities result in the periods.

Bradesco	55

Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Below is the analysis of the Statement of Financial Position and Income Statement of Grupo Bradesco Seguros e Previdência:

Consolidated Statement of Financial Position

	R$ million
	Dec12	Sept12	Dec11
Assets
Current and Long-Term Assets	150,710	142,288	124,438
Securities	141,540	133,738	116,774
Insurance Premiums Receivable	1,979	1,995	1,753
Other Loans	7,191	6,555	5,911
Permanent Assets	3,661	3,456	3,241
Total	154,371	145,744	127,679
Liabilities
Current and Long-Term Liabilities	133,935	127,194	111,027
Tax, Civil and Labor Contingencies	2,523	2,266	2,042
Payables on Insurance, Pension Plan and Capitalization Bond Operations	367	340	363
Other Liabilities	6,828	6,781	4,969
Insurance Technical Reserves	10,397	10,217	8,074
Life and Pension Plan Technical Reserves	108,371	102,425	91,008
Capitalization Bond Technical Reserves	5,449	5,165	4,571
Non-controlling Interest	637	631	647
Shareholders' Equity	19,799	17,919	16,005
Total	154,371	145,744	127,679

Consolidated Income Statement (1)

	R$ million
	12M12	12M11	4Q12	3Q12
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	44,308	37,636	13,216	10,104
Premiums Earned from Insurance, Pension Plan Contribution and Capitalization Bond	22,514	19,100	6,126	5,763
Financial Result from the Operation	3,443	3,411	991	757
Sundry Operating Income	1,047	1,001	232	203
Retained Claims	(12,942)	(11,167)	(3,472)	(3,282)
Capitalization Bond Draws and Redemptions	(3,382)	(2,651)	(982)	(891)
Selling Expenses	(2,374)	(1,912)	(636)	(592)
General and Administrative Expenses	(2,025)	(2,084)	(584)	(519)
Other Operating Income/Expenses	(353)	(277)	(142)	(64)
Tax Expenses	(482)	(476)	(136)	(108)
Operating Result	5,446	4,945	1,397	1,268
Equity Result	475	316	162	127
Non-Operating Result	(41)	(37)	(12)	(10)
Income before Taxes and Profit Sharing	5,880	5,224	1,547	1,385
Income Tax and Contributions	(2,139)	(1,816)	(547)	(506)
Profit Sharing	(75)	(60)	(17)	(19)
Non-controlling Interest	(79)	(147)	(19)	(23)
Net Income	3,587	3,201	964	837

(1) For comparison purposes, non-recurring events are not considered.

56	Report on Economic and Financial Analysis – December 2012

Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Income Distribution of Grupo Bradesco Seguros e Previdência

	R$ million
	4Q12	3Q12	2Q12	1Q12	4Q11	3Q11	2Q11	1Q11
Life and Pension Plans	570	493	494	493	535	486	470	442
Health	167	133	148	151	181	132	200	201
Capitalization Bonds	103	86	91	104	87	86	79	86
Basic Lines and Other	124	125	148	157	57	76	51	32
Total	964	837	881	905	860	780	800	761

Performance Ratios

	%
	4Q12	3Q12	2Q12	1Q12	4Q11	3Q11	2Q11	1Q11
Claims Ratio (1)	70.5	70.4	71.3	71.9	68.6	71.5	72.2	72.0
Expense Ratio (2)	11.6	11.3	11.1	11.1	11.1	10.5	10.8	10.0
Administrative Expenses Ratio (3)	4.2	5.0	4.3	5.0	4.5	5.8	5.4	6.1
Combined Ratio (4) (5)	86.6	86.5	85.0	85.6	83.6	86.2	85.8	86.1

(1) Retained Claims/Earned Premiums;
(2) Selling Expenses/Earned Premiums;
(3) Administrative Expenses/Net Written Premiums;
(4) (Retained Claims + Selling Expenses + Other Operating Income and Expenses) / Earned Premiums + (Administrative Expenses + Taxes) / Net Written Premiums; and
(5) Excluding additional reserves.
Note: For comparison purposes, the non-recurring events’ effects are not considered.

Written Premiums, Pension Plan Contributions and Capitalization Bond Income

In the fourth quarter of 2012, total revenue grew 30.8% compared to the previous quarter, led by the “Life and Pension Plan” segment, which was driven by higher concentration of private pension contributions in the period.

Production in 2012 posted a 17.7% increase comparing to the same period in the previous year, driven by the performance of all segments, which had more than a two-digit growth.

Bradesco	57

Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Written Premiums, Pension Plan Contributions and Capitalization Bond Income

58	Report on Economic and Financial Analysis – December 2012

Economic and Financial Analysis

Insurance, Pension Plan and Capitalization Bonds

Retained Claims by Insurance Line

Bradesco	59

Economic and Financial Analysis

Insurance, Pension Plan and Capitalization Bonds

Insurance Expense Ratio by Insurance Line

60	Report on Economic and Financial Analysis – December 2012

Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Efficiency Ratio

General and Administrative Expenses/Revenue

Quarter over quarter, the efficiency ratio decreased 0.8 p.p., mainly due to the 30.8% increase in revenue for the period.

Bradesco	61

Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Insurance Technical Reserves

62	Report on Economic and Financial Analysis – December 2012

Economic and Financial Analysis

Bradesco Vida e Previdência

	R$ million (unless otherwise stated)
	4Q12	3Q12	2Q12	1Q12	4Q11	3Q11	2Q11	1Q11
Net Income	570	493	494	493	535	486	470	442
Premium and Contribution Income (1)	8,053	5,002	6,737	5,009	6,886	4,708	5,493	4,059
- Income from Pension Plans and VGBL	6,976	3,988	5,816	4,090	5,926	3,829	4,713	3,317
- Income from Life/Personal Accidents Insurance Premiums	1,077	1,014	921	919	960	879	780	742
Technical Reserves	108,371	102,425	98,199	93,861	91,008	84,788	81,991	78,547
Investment Portfolio	117,418	110,182	106,102	100,366	96,047	91,806	88,255	85,182
Claims Ratio	37.4	34.6	43.5	41.3	38.3	44.4	47.4	43.6
Expense Ratio	23.3	21.2	19.2	21.3	19.1	18.5	19.2	19.2
Combined Ratio	68.1	60.8	68.4	70.8	66.1	71.3	75.4	71.9
Participants / Policyholders (in thousands)	25,837	25,295	25,257	24,534	24,582	24,051	23,109	22,698
Premium and Contribution Income Market Share (%) (2)	29.2	28.8	29.9	27.5	33.1	31.6	32.0	28.1
Life/AP Market Share - Insurance Premiums (%) (2)	17.8	17.8	17.4	17.3	17.6	16.9	16.3	16.0

(1) Life/VGBL/PGBL/Traditional; and
(2) 4Q12 includes the latest data released by Susep (November 2012).
Note: For comparison purposes, the non-recurring events are not considered.

Due to its solid structure, a policy of product innovation and customer trust, Bradesco Vida e Previdência leads the segment with a 29.2% market share in terms of pension plan and VGBL income in the period (source: Susep).

Net income for the fourth quarter of 2012 was 15.6% higher than the result posted in the previous quarter, mainly as a result of: (i) the 61.0% increase in revenues; (ii) the increase in the financial result; (iii) the improved administrative efficiency ratio; partially offset by: (iv) the 2.8 p.p. increase in “Life” product claims ratio; and (v) the 2.1 p.p. increase in selling costs.

Net income for 2012 was 6.1% higher than the net income posted in the previous year, mainly due to: (i) the 17.3% increase in revenues; (ii) the 4.2 p.p. decrease in “Life” product claims ratio; (iii) reduced general and administrative expenses, partially offset by: (iv) the 3.8 p.p. in selling costs.

Bradesco	63

Economic and Financial Analysis

Bradesco Vida e Previdência

Bradesco Vida e Previdência's technical reserves stood at R$108.4 billion in December 2012, made up of R$103.2 billion from the “Pension Plans and VGBL” product and R$5.2 billion from “Life,” “Personal Accidents” and “Other Lines” products, up 19.1% over December 2011.

The Pension Plan and VGBL Investment Portfolio totaled R$111.3 billion in November 2012, equal to 33.6% of all market funds (source: Fenaprevi).

Growth of Participants and Life and Personal Accident Policyholders

In December 2012, the number of Bradesco Vida e Previdência customers grew by 5.1% compared to December 2011, surpassing a total of 2.3 million pension plan and VGBL plan participants and 23.5 million personal accident participants.

This impressive growth was fueled by the strength of the Bradesco brand and the improvement of selling and management policies.

64	Report on Economic and Financial Analysis – December 2012

Economic and Financial Analysis

Bradesco Saúde e Mediservice

	R$ million (unless otherwise stated)
	4Q12	3Q12	2Q12	1Q12	4Q11	3Q11	2Q11	1Q11
Net Income	167	133	148	151	181	132	200	201
Net Written Premiums	2,727	2,498	2,338	2,251	2,170	2,114	2,016	1,940
Technical Reserves	5,582	5,466	4,128	4,072	3,984	3,942	3,848	3,708
Claims Ratio	85.3	86.9	86.1	86.4	83.4	87.3	87.7	87.6
Expense Ratio	5.1	5.0	4.9	4.8	4.7	4.4	4.3	4.2
Combined Ratio	98.5	99.9	96.9	97.9	96.1	98.9	99.6	100.0
Policyholders (in thousands)	3,964	3,873	3,707	3,627	3,458	3,384	3,244	3,144
Written Premiums Market Share (%) (1)	47.5	46.8	46.9	46.7	47.9	47.5	47.4	49.4
(1) 4Q12 considers the latest data released by ANS (November 2012). Note: For comparison purposes, the non-recurring events are not considered.

Net income for the fourth quarter of 2012 increased by 25.6% comparing to the previous quarter, mainly due to: (i) the 9.2% increase in revenue; (ii) the 1.6 p.p. decrease in claims; (iii) improved financial result; (iv) decrease in general and administrative expenses; and partially offset by: (v) the decrease in equity income.

Net income for 2012 was down 16.1% over the same period of the previous year, due to: (i) the decrease in financial result, driven by the payment of dividends amounting to R$900 million in December 2011; (ii) the decrease in equity income, partially offset by: (iii) the 19.1% increase in revenue; (iv) the maintenance in the claims ratio, which remained at the same levels of 2011; and (v) improved administrative efficiency ratio.

In December 2012, Bradesco Saúde and Mediservice maintained strong market position in the corporate segment (source: ANS).

Approximately 57 thousand companies in Brazil have Bradesco Saúde insurance and Mediservice plans. Of the 100 largest companies in Brazil in terms of revenue, 50 are Bradesco Saúde and Mediservice customers (source: Exame magazine’s Best and Major Companies (Melhores e Maiores) ranking, July 2012).

Bradesco	65

Economic and Financial Analysis

Bradesco Saúde and Mediservice

Number of Policyholders at Bradesco Saúde and Mediservice

Together, the two companies have over 3.9 million customers. The high share of corporate policies in the overall portfolio (95.1% in December 2012) shows the companies’ high level of specialization and customization in the corporate segment, a major advantage in today’s supplementary health insurance market.

Bradesco Capitalização

	R$ million (unless otherwise stated)
	4Q12	3Q12	2Q12	1Q12	4Q11	3Q11	2Q11	1Q11
Net Income	103	86	91	104	87	86	79	86
Capitalization Bond Income	1,089	1,013	937	795	798	849	751	649
Technical Reserves	5,449	5,165	4,886	4,663	4,571	4,329	4,096	3,891
Customers (in thousands)	3,459	3,426	3,358	3,228	3,097	3,024	2,888	2,794
Premium Income Market Share (%) (1)	23.3	22.8	22.2	21.2	21.6	21.4	21.3	21.2
(1) 4Q12 considers the latest data released by Susep (November 2012).

Net income for the fourth quarter of 2012 grew 19.8% when comparing to the third quarter, due to: (i) the 7.5% increase in revenues from capitalization bonds; and (ii) improved financial result.

Net income for 2012 grew 13.6% when comparing to net income for 2011, mainly due to:
(i) the 25.8% increase in revenues from capitalization bonds; (ii) an improved management efficiency ratio; and partially offset by: (iii) the decrease in the financial result, driven by the payment of dividends amounting to R$300 million in December 2011.

66	Report on Economic and Financial Analysis – December 2012

Economic and Financial Analysis

Bradesco Capitalização

Bradesco Capitalização ended the fourth quarter of 2012 leading the capitalization bond companies ranking, due to its policy of transparency and of adjusting its products based on potential consumer demand.

In order to offer the capitalization bond that best fits the profile and budget of each customer, Bradesco Capitalização has developed several products that vary in accordance with payment method (lump-sum or monthly), contribution term, frequency of draws and premium amounts. This phase was mainly marked by a closer relationship with the public by consolidating Pé Quente Bradesco products.

Among these products, it is worth pointing out the performance of the social and environmental products, from which a part of the profit is allocated to socially responsible projects, while also allowing the customer to create a financial reserve. Bradesco Capitalização currently has partnerships with the following social and environmental institutions: (i) Fundação SOS Mata Atlântica (contributes to the conservation of biological and cultural diversity of the Atlantic Forest, stimulating social and environmental citizenship); (ii) Instituto Ayrton Senna (contributes to education and human development, reducing illiteracy rates, school failure and drop-out rates); (iii) Fundação Amazonas Sustentável (contributes to the sustainable development, environmental preservation and improvement to the quality of life of communities that benefit from the preservation centers in the state of Amazonas); (iv) the Brazilian Cancer Control Institute (contributes to the development of projects for the prevention, early diagnosis and treatment of breast cancer in Brazil); and (v) Projeto Tamar (created to save sea turtles).

Bradesco Capitalização S.A. is the first and only capitalization bond company in Brazil to receive the ISO. In 2009, it was certified with the ISO 9001:2008 for Management of Bradesco Capitalization Bonds. This certification, granted by Fundação Vanzolini, attests to the quality of its internal processes and confirms the principle that underpins Bradesco Capitalization Bonds: good products, services and continuous growth.

The portfolio is composed of 22.0 million active bonds, of which: 37.3% are Traditional Bonds sold in the branch network and at Bradesco Dia & Noite service channels, up 14.3% over December 2011; and 62.7% are incentive bonds (assignment of drawing rights), such as partnerships with Bradesco Vida e Previdência and Bradesco Auto/RE, which were up 5.2% over December 2011. Given that the purpose of this type of capitalization bond is to add value to the associated company product or even encourage the performance of its customers, bonds have reduced maturity and grace terms and a lower sale price.

Bradesco	67

Economic and Financial Analysis

Bradesco Auto/RE

	R$ million (unless otherwise stated)
	4Q12	3Q12	2Q12	1Q12	4Q11	3Q11	2Q11	1Q11
Net Income	10	42	26	49	33	50	44	39
Net Written Premiums	1,014	1,239	1,208	967	983	1,042	1,061	871
Technical Reserves	4,577	4,508	4,345	4,148	3,920	3,853	3,828	3,688
Claims Ratio	63.7	63.9	64.2	64.7	65.9	61.3	61.0	68.1
Expense Ratio	17.8	18.7	18.8	18.4	18.2	17.4	17.6	17.2
Combined Ratio	109.6	105.8	104.1	107.4	108.2	104.1	97.9	110.2
Policyholders (in thousands)	3,871	3,968	3,826	3,801	3,694	3,632	3,567	3,330
Premium Income Market Share (%) (1)	10.2	10.5	10.5	9.8	10.1	10.4	10.5	9.7

(1) 4Q12 considers the latest data released by Susep (November 2012).

Net income for the fourth quarter of 2012 was down by 76.2% from the previous quarter, due to: (i) the 18.2% decrease in revenues; (ii) higher operating expenses, mainly with tax contingencies, amounting to R$30 million; and (iii) lower equity result.

Net income for 2012 was 23.5% lower than that posted in the same period in 2011, mainly due to: (i) higher operating expenses, mainly with tax contingencies, amounting to R$30 million; and (ii) lower financial result.

In the Property Insurance segment, the focus on “Bradesco Corporate” large brokers and customers was maintained. This results in renewal of the main accounts, whether in leadership or participation in co-insurance. Also note the excellent performance of the “Engineering Risks” segment: the partnership with Banco Bradesco’s Real Estate Loan area has enabled new insurance contracts from its customer base.

In Aviation and Maritime Hull insurance, the increased exchange with Bradesco Corporate and Bradesco Empresas has been drawn on extensively, taking full advantage of the stronger sales of new aircraft and those of the maritime segment.

The transportation segment is still the primary focus, with essential investments made to leverage new business, especially in the renewal of reinsurance agreements, which gives insurers the power to assess and cover risk, and consequently increase competitiveness in more profitable businesses such as international transportation insurance for shipping companies involved in international trade.

Despite strong competition in the Auto/RCF line, the insurer has increased its customer base, mainly due to improvements to current products and the creation of products for a specific target-public. Among them, it is worth noting the launch of the First Vehicular Protection of Bradesco Seguro (Bradesco Seguro Primeira Proteção Veicular), an exclusive product to Bradesco’s account holders, which helps, through the Day and Night Support services, vehicles from three to ten years of use.

For better service, Bradesco Auto/RE currently has 23 Bradesco Auto Centers (BAC), which offer policyholders the greatest variety of services in a single place, including: auto claims services, reserve rental cars, installation of anti-theft equipment, preventative maintenance checks, glass repairs or replacement and environmental vehicle inspections.

68	Report on Economic and Financial Analysis – December 2012

Economic and Financial Analysis

Bradesco Auto/RE

Number of Policyholders at Auto/RE

Mass insurance targets individuals, self-employed professionals and SMEs. The launch of new products combined with the continuous improvement to methods and systems has contributed to growth in the customer base, which increased by 4.8% in the last 12 months, to a total of 3.9 million customers.

It is worth pointing out that we continued with a strong strategy for the Residential Insurance segment, with a 25% growth in premiums from January to December 2012 (higher than the market growth), totaling more than 2 million insured homes.

Bradesco	69

Economic and Financial Analysis

Fee and Commission Income

A breakdown of the variation in Fee and Commission Income for the respective periods is presented below:

Fee and Commission Income	R$ million
	12M12	12M11	4Q12	3Q12	Variation
					YTD	Quarter
Card Income	6,025	5,097	1,652	1,527	928	125
Checking Account	3,245	2,786	866	826	459	40
Fund Management	2,172	1,949	550	562	223	(12)
Loan Operations	2,080	1,983	517	538	97	(21)
Collection	1,314	1,214	340	338	100	2
Consortium Management	613	527	161	159	86	2
Underwriting / Financial Advisory Services	517	298	198	94	219	104
Custody and Brokerage Services	483	420	124	122	63	2
Payments	319	312	81	80	7	1
Other	745	637	184	193	108	(9)
Total	17,512	15,223	4,675	4,438	2,289	237

Explanations of the main items that influenced the variation in Fee and Commission Income between periods can be found below.

70	Report on Economic and Financial Analysis – December 2012

Economic and Financial Analysis

Fee and Commission Income

Card Income

Card income stood at R$1,652 million in the fourth quarter of 2012, up 8.2% from the previous quarter, mainly due to the increase in the volume of transactions in the period and growth of revenue.

Year over year, card service revenues stood at R$6,025 million, up 18.2% or R$928 million, mainly due to an increase in revenue from purchases and services, resulting from the increase in card revenue, active base and number of transactions in the period.

In addition, the credit card base decreased in the third and fourth quarters of 2012, due to the exclusion of idle cards.

Bradesco	71

Economic and Financial Analysis

Fee and Commission Income

Checking Account

In the fourth quarter of 2012, fee and commission income from checking accounts increased 4.8% in comparison with the previous quarter, mainly due to: (i) the net increase of 68 thousand new checking accounts; and (ii) the expansion of the portfolio of services provided to our customers.

Year over year, income grew by R$459 million, or 16.5%, mainly due to: (i) the expansion of the checking account customer base, which posted a net increase of 583 thousand current accounts (500 thousand individual customers and
83 thousand corporate customers); and (ii) the expansion of the customer service portfolio.

Loan Operations

In the fourth quarter of 2012, income from loan operations amounted to R$517 million, down 3.9% in comparison with the previous quarter, mainly due to the impact in the tariff adjustment, partially offset by increased income from “Sureties and Guarantees,” up 6.9% on the third quarter of 2012, impacted by the 9.5% increase in the volume of these operations.

Year over year, the 4.9% increase was mainly the result of: (i) greater income from collateral, up 21.0%, mainly deriving from the 23.6% growth in the volume of Sureties and Guarantees; and (ii) an increase in volume of other operations in the period.

72	Report on Economic and Financial Analysis – December 2012

Economic and Financial Analysis

Fee and Commission Income

Fund Management

In the fourth quarter of 2012, income from fund management stood at R$550 million, down R$12 million from the previous quarter, mainly due to the decreased number of business days in the quarter, partially offset by the 9.2% growth in the volume of funds and portfolios raised and managed.

Year over year, the R$223 million or 11.4% increase was mainly due to: (i) increases in funds and portfolios, which grew by 31.7%; and (ii) the 7.4% increase in the Ibovespa index in the period, impacting income from managed funds and portfolios pegged to equities.

The highlight was the investments in third-party funds, which grew by 43.9% in the period, followed by the 30.2% increase in fixed-rate funds and the 8.2% increase in equity funds.

Shareholders' Equity	R$ million			Variation %
	Dec12	Sept12	Dec11	Quarter	12M
Investment Funds	397,933	366,451	310,104	8.6	28.3
Managed Portfolios	33,875	29,924	17,997	13.2	88.2
Third-Party Fund Quotas	10,024	8,068	7,269	24.2	37.9
Total	441,832	404,443	335,370	9.2	31.7
x	x	x	x	x	x
Asset Distribution	R$ million			Variation %
	Dec12	Sept12	Dec11	Quarter	12M
Investment Funds – Fixed Income	369,287	338,495	283,633	9.1	30.2
Investment Funds – Equities	28,646	27,956	26,471	2.5	8.2
Investment Funds – Third-Party Funds	8,782	6,854	6,103	28.1	43.9
Total - Investment Funds	406,715	373,305	316,207	8.9	28.6
x
Managed Portfolios - Fixed Income	24,573	21,305	10,550	15.3	132.9
Managed Portfolios – Equities	9,302	8,619	7,447	7.9	24.9
Managed Portfolios - Third-Party Funds	1,242	1,214	1,166	2.3	6.5
Total - Managed Funds	35,117	31,138	19,163	12.8	83.3
x
Total Fixed Income	393,860	359,800	294,183	9.5	33.9
Total Equities	37,948	36,575	33,918	3.8	11.9
Total Third-Party Funds	10,024	8,068	7,269	24.2	37.9
Overall Total	441,832	404,443	335,370	9.2	31.7

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Economic and Financial Analysis

Fee and Commission Income

Cash Management Solutions (Payments and Collection)

In the fourth quarter of 2012, income from payments and collection slightly increased in comparison with the previous quarter, mainly due to new businesses and increase in the number of processed documents in the period.

Year over year, the 6.9% or R$107 million increase was mainly due to the greater volume of processed documents, up from 1,750 million in 2011 to 1,931 million in 2012.

Consortium Management

In the fourth quarter of 2012, income from consortium management increased by 1.3% over the previous quarter, mainly due to the segment expansion. On December 31, 2012, Bradesco had 736 thousand active quotas (707 thousand active quotas on September 30, 2012), ensuring a leading position in all the segments it operates (real estate, auto and trucks/tractors).

Year over year, there was a 16.3% increase, resulting from: (i) the growth in the volume of bids; (ii) the increase in average ticket; and (iii) the increase in sales of new quotas, from 626 thousand net quotas sold on December 31, 2011 to 736 thousand active quotas on December 31, 2012, an increase of 110 thousand net quotas.

Bradesco’s purpose is to offer the most complete portfolio of products and services to its customers. Therefore, the Organization provides consortium plans for all income groups, covering the different market demands, in real estate and automobile segments. To sell the consortium plans, Bradesco has the strength and expertise of several managers, who operate together with customers in all Brazilian cities.

Bradesco remains being leader in the three segments due to planning and synergy with the branch network, together with stability and security of the Bradesco brand.

74	Report on Economic and Financial Analysis – December 2012

Economic and Financial Analysis

Fee and Commission Income

Custody and Brokerage Services

In the fourth quarter of 2012, total custody and brokerage service income increased by R$2 million, remaining virtually stable in relation to the previous quarter.

Year over year, the 15.0% increase in income reflected: (i) the behavior of the capital market in the period, which impacted revenue from brokerage services; and (ii) the increase in custody services, with a R$177 billion gain in assets under custody.

Underwriting / Financial Advisory Services

The R$104 million increase in the quarter-over-quarter comparison mainly refers to increased gains with capital market operations in the fourth quarter of 2012, particularly underwriting operations. Furthermore, changes in this income are often the result of capital markets’ volatile performance.

Year over year, there was an increase of R$219 million, mainly as a result of a greater business volume of underwriting and financial advisory operations in 2012.

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Economic and Financial Analysis

Personnel and Administrative Expenses

Personnel and Administrative Expenses	R$ million
	12M12	12M11	4Q12	3Q12	Variation
					YTD	Quarter
Personnel Expenses
Structural	9,906	8,798	2,569	2,548	1,108	21
Payroll/Social Charges	7,427	6,632	1,917	1,916	795	1
Benefits	2,479	2,166	652	632	313	20
Non-Structural	2,280	2,263	573	571	17	2
Management and Employee Profit Sharing	1,335	1,321	342	328	14	14
Provision for Labor Claims	650	663	152	167	(13)	(15)
Training	132	161	32	38	(29)	(6)
Termination Costs	163	118	47	38	45	9
Total	12,186	11,061	3,142	3,119	1,125	23
x
Administrative Expenses
Outsourced Services	3,407	3,610	846	897	(203)	(51)
Communication	1,662	1,579	421	416	83	5
Depreciation and Amortization	1,231	1,094	316	306	137	10
Data Processing	1,115	934	308	277	181	31
Transportation	867	784	225	215	83	10
Advertising and Marketing	799	938	276	208	(139)	68
Rental	781	666	211	192	115	19
Financial System Services	656	516	168	162	140	6
Asset Maintenance	608	558	169	148	50	21
Security and Surveillance	428	333	111	112	95	(1)
Leased Assets	362	357	78	87	5	(9)
Materials	323	379	78	75	(56)	3
Water, Electricity and Gas	254	227	66	58	27	8
Trips	139	161	38	34	(22)	4
Other	1,531	1,270	443	377	261	66
Total	14,162	13,406	3,755	3,565	756	190
x
Total Personnel and Administrative Expenses	26,348	24,467	6,897	6,684	1,881	213
x
Employees	103,385	104,684	103,385	104,100	(1,299)	(715)
Service Points	68,917	59,721	68,917	67,225	9,196	1,692

In the fourth quarter of 2012, total personnel and administrative expenses came to R$6,897 million, up 3.2% in comparison with the previous quarter. Year over year, Personnel and Administrative Expenses amounted to R$26,348 million, up 7.7% over the same period of the previous year.

Personnel Expenses

In the fourth quarter of 2012, personnel expenses came to R$3,142 million, a 0.7% or R$23 million variation from the previous quarter, mainly driven by the variation in “structural” expenses, which was due to higher expenses with payroll, social charges and benefits, resulting from raise in salaries, as determined by the 2012 collective bargaining agreement.

76	Report on Economic and Financial Analysis – December 2012

Economic and Financial Analysis

Personnel and Administrative Expenses

Personnel Expenses

Year over year, the R$1,125 million increase mainly reflects the structural expenses totaling R$1,108 million, mainly related to the increase in expenses with payroll, social charges and benefits, impacted by: (i) raise in salary levels, as determined by the 2011 and 2012 collective bargaining agreements; and (ii) net increase in number of employees in the second half of 2011 as a result of organic growth.

Personnel Expenses per Employee - R$ thousand
25.2
26.5
28.4
30.0
27.4
29.1
30.0
30.4
1Q11
2Q
3Q
4Q
1Q12
2Q
3Q
4Q

Evolution of Expenses with the Provision for Labor Claims - R$ million
118
201
199
145
143
188
167
152
1Q11
2Q
3Q
4Q
1Q12
2Q
3Q
4Q

Total Assets per Employee - R$ thousand
6,981
7,011
7,128
7,275
7,512
7,945
8,226
8,503
Mar11
Jun
Sept
Dec
Mar12
Jun
Sept
Dec

Checking Account Customers per Employee (unit)
243
244
244
240
241
244
246
249
Mar11
Jun
Sept
Dec
Mar12
Jun
Sept
Dec

Bradesco	77

Economic and Financial Analysis

Personnel and Administrative Expenses

Administrative Expenses

In the fourth quarter of 2012, administrative expenses came to R$3,755 million, up 5.3%, or R$190 million, from the previous quarter, mainly due to greater expenses with: (i) marketing and advertising, in the amount of R$68 million, due to higher investments in actions targeting institutional positioning maintenance and support to offer loan products (real estate, vehicles, personal loan); and (ii) increase in business and service volume in the quarter.

Year over year, the 5.6%, or R$756 million, increase was mainly due to: (i) increase in businesses and service volume in the period; (ii) contractual adjustments; and (iii) organic growth expenses as of the second half of 2011, with the opening of 9,196 service points, mainly the opening of 8,214 Bradesco Expresso points, for a total of 68,917 service points on December 31, 2012; and partially offset by lower expenses with: (iv) outsourced services, mainly related to the end of the partnership with Empresa Brasileira de Correios e Telégrafos (ECT) in December 2011 (Postal Bank); and (v) marketing and advertising. In the last 12 months, the inflation rates Extended Consumer Price Index (IPCA) and General Market Price Index (IGP-M) stood at 5.8% and 7.8% respectively.

78	Report on Economic and Financial Analysis – December 2012

Economic and Financial Analysis

Operating Coverage Ratio (1)

In the quarter, the coverage ratio over the last 12 months maintained its improvement with a 2.1 p.p. growth, mainly due to an increase in fee and commission income, combined with ongoing cost control efforts, including actions of our Efficiency Committee in the period.

It is worth noting that 66.5% is the best rate over the last twelve quarters.

(1) Fee and Commission Income / Administrative and Personnel Expenses (over the last 12 months).

Tax Expenses

The quarter-over-quarter and year-over-year changes were mainly the result of higher ISS/PIS/Cofins expenses, basically reflecting the higher taxable income, especially those periods’ financial margin and fee and commission income.

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Economic and Financial Analysis

Equity in the Earnings (Losses) of Unconsolidated Companies

In the fourth quarter of 2012, equity in the earnings (losses) of unconsolidated companies stood at R$45 million, remaining stable in comparison with the previous quarter.

Year over year, the R$4 million increase recorded was mainly due to greater results from the unconsolidated company IRB - Brasil Resseguros, partially mitigated by lower results with the unconsolidated company Integritas.

Operating Income

Operating income in the fourth quarter of 2012 was R$4,449 million, up R$61 million from the previous quarter, mainly impacted by (i) the increase in fee and commission income, amounting to R$237 million; (ii) higher financial margin, amounting to R$154 million; (iii) lower allowance for loan loss expenses, in the amount of R$93 million; offset by: (iv) the R$213 million increase in personnel and administrative expenses; (v) the increase in other operating income (net of other income), in the amount of R$76 million; (vi) the decrease in operating income from Insurance, Pension Plans and Capitalization Bonds, in the amount of R$74 million; and (vii) the increase in tax expenses, in the amount of R$60 million.

Year over year, the R$1,263 million, or 7.8%, increase is basically a result of: (i) the R$4,472 million increase in financial margin; (ii) the R$2,289 million increase in fee and commission income; (iii) the R$444 million increase in operating income from Insurance, Pension Plans and Capitalization Bonds, partially offset by: (iv) a R$2,777 million increase in allowance for loan loss expenses; (v) a R$1,881 million increase in administrative and personnel expenses; (vi) a R$813 million increase in other operating expenses (net of other income); and (vii) a R$475 million increase in tax expenses.

80	Report on Economic and Financial Analysis – December 2012

Economic and Financial Analysis

Non-Operating Income

In the fourth quarter of 2012, non-operating income posted a loss of R$29 million, R$9 million more than the previous quarter and R$92 million more than the same period in 2011, due to greater non-operating expenses in the period.

Bradesco	81

Return to Shareholders

3

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001

Return to Shareholders

Sustainability

Bradesco remains in ISE for the eighth consecutive year

For the eighth consecutive year, Bradesco’s common (BBDC3) and preferred (BBDC4) shares have been designated for inclusion in the BM&FBovespa’s Corporate Sustainability Index (ISE). The leading domestic indicator for socially responsible investment and a force for promoting best corporate practices in Brazil, the ISE reflects the returns from a share portfolio comprising those companies with the best performance in all aspects of corporate sustainability. In 2012 Bradesco was also included for another year in the Dow Jones Sustainability

World Index, which takes into account the financial and social and environmental performance of companies from around the world. Through this additional recognition, Bradesco reiterates its commitments to its stakeholders, stability, transparency and liquidity, preserving sustainability as one of its strategic pillars.

Investor Relations (IR)

Consistent with its objective of democratizing information, in the fourth quarter of 2012 Bradesco closed out its events calendar with the Apimec Meetings in Manaus and Vitória. We held 18 Apimec Meetings in 2012, gathering more than 4 thousand people and 5.6 thousand virtual participants connected to the Bank’s IR website, who watched live webcasts featuring simultaneous interpretation into English. All events are available on the Encontros Apimec 2012 hot site. That site features the entire São Paulo meeting and summaries of each of the events held during the year, as well as clips of presentations and interviews with participants.

During 2012, the Investor Relations Area, in conjunction with Bradesco Corretora, participated in nine editions of Expo Money, the largest financial education event in Latin America. The 51,337 participants were able to increase their knowledge by attending lectures and talks at Bradesco’s booth on topics such as “Personal Finance,” “Investment Diversification,” “Learning about Shares” and “Technical and Graphical Analyses.” The Bank’s Economics Area presented keynote addresses on the macroeconomic scenario.

Moreover, the Investor Relations team frequently keeps contact with shareholders, investors and analysts via telephone, email, or in person at Bradesco's headquarters, in addition to participating in conferences and road shows in Brazil and abroad.

In recognition of these efforts, Bradesco received the award for “Best Investor Relations of the Financial Sector” during the IR Magazine Awards Brazil 2012, put on by IR Magazine, in conjunction with the Revista RI and the Brazilian Institute of Investor Relations (IBRI).

84	Report on Economic and Financial Analysis – December 2012

Return to Shareholders

Corporate Governance

Bradesco's management is made up of the Board of Directors and the Board of Executive Officers. The former is composed of nine members who serve one-year terms of office and are eligible for reelection, and includes one internal member (Mr. Luiz Carlos Trabuco Cappi, current CEO), seven external members, including the Chairman (Mr. Lázaro de Mello Brandão), and one independent member. The Board members are elected on an annual basis by the Annual Shareholders’ Meeting, which elect the members of the Board of Executive Officers internally.

Within its Corporate Governance structure, Bradesco’s Board of Directors is supported by five Statutory Committees (Ethical Conduct, Audit, Internal Controls and Compliance, Compensation and Integrated Risk Management and Capital Allocation), in addition to 44 Executive Committees that assist the Board of Executive Officers in performing its duties.

Bradesco guarantees its shareholders, as a minimum dividend, 30% of adjusted net income, as well as 100% tag-along rights for common shares and 80% for preferred shares. Preferred shares are also entitled to dividends 10% greater than those paid to common shares.

In 2001, Bradesco voluntarily adhered to Level 1 Corporate Governance of BM&FBovespa - Securities, Commodities and Futures Exchange.

In 2011, it also voluntarily adhered to the Code of Self-Regulation and Best Practices for Publicly-Held Companies, issued by the Brazilian Association of Publicly-Held Companies (Abrasca) based on the best corporate governance practices adopted in Brazil and abroad.

Bradesco was rated AA+ (Excellent Corporate Governance Practices) by Austin Rating.

On March 9, 2012, all of the matters proposed to the Shareholders’ Meetings were approved.

The Bradesco Organization Management Compensation Policy was also officially adopted in 2012.

For more information, visit www.bradescori.com.br - Corporate Governance.

Bradesco Shares

Number of Shares - Common and Preferred Shares (1)

	In thousands
	Dec12	Sept12	Dec11
Common Shares	1,909,762	1,909,762	1,909,911
Preferred Shares	1,907,611	1,907,611	1,907,931
Subtotal – Outstanding Shares	3,817,373	3,817,373	3,817,842
Treasury Shares	7,422	7,422	6,953
Total	3,824,795	3,824,795	3,824,795

(1) Stock bonus and splits during the periods were not included.

On December 31, 2012, Bradesco’s capital stock stood at R$30.1 billion, composed of 3,824,795 thousand no-par, book-entry shares, of which 1,912,398 thousand were common shares and 1,912,397 thousand were preferred shares. The largest shareholder is the holding company Cidade de Deus Cia. Comercial de Participações, which directly holds 48.7% of voting capital and 24.4% of total capital.

Cidade de Deus Cia. Comercial de Participações is controlled by the Aguiar Family, Fundação Bradesco and another holding company, Nova Cidade de Deus Participações S.A., which is in turn controlled by Fundação Bradesco and BBD Participações S.A., whose majority of shareholders are members of Bradesco’s Board of Directors, Statutory Board of Executive Officers and management-level employees.

Bradesco	85

Return to Shareholders

Bradesco Shares

Number of Shareholders - Domiciled in Brazil and Abroad

	Dec12%		Ownership of Capital (%)	Dec11%		Ownership of Capital (%)
Individuals	327,865	89.77	21.26	336,104	89.87	23.53
Companies	36,403	9.97	47.25	36,999	9.89	47.11
Subtotal Domiciled in Brazil	364,268	99.74	68.51	373,103	99.76	70.64
Domiciled Abroad	957	0.26	31.49	895	0.24	29.36
Total	365,225	100.00	100.00	373,998	100.00	100.00

On December 31, 2012, there were 364,268 shareholders domiciled in Brazil, accounting for 99.74% of total shareholders and holding 68.51% of all shares, while a total of 957 shareholders are domiciled abroad, accounting for 0.26% of shareholders and holding 31.49% of shares.

Average Daily Trading Volume of Shares (1)

Bradesco shares are traded on BM&FBovespa and the New York Stock Exchange (NYSE). Since November 21, 2001, Bradesco trades its ADRs backed by preferred shares on NYSE. As of March 13, 2012, it has also traded ADRs backed by common shares.

At the close of 2012, the average daily trading volume of ADRs was R$278 million, representing 54.4% of the total average daily trading volume of Bradesco shares. In the same period, the average daily trading volume of common and preferred shares on BM&FBovespa reached R$233 million, representing 45.6% of the total average daily trading volume of Bradesco shares.

(1) Average daily trading volume of shares listed on BM&FBovespa (BBDC3-ON and BBDC4-PN) and NYSE (BBD-ADR PN and BBDO-ADR ON).

86	Report on Economic and Financial Analysis – December 2012

Return to Shareholders

Bradesco Shares

Appreciation of Preferred Shares - BBDC4 (1)

The graph shows the change in preferred shares due to Bradesco’s dividend reinvestment, compared to the Ibovespa and the CDI - Interbank Deposit Rate. If R$100 were invested in December 2001, Bradesco shares would be worth R$986 at the end of 2012, an appreciation above Ibovespa and CDI rates in the same period.

(1) Dividend reinvestment is considered.

Share and ADR Performance (1)

	In R$ (unless otherwise stated)
	4Q12	3Q12	Variation %	12M12	12M11	Variation %
Adjusted Net Income per Share	0.76	0.76	-	3.02	2.93	3.1
Dividends/Interest on Shareholders' Equity – Common Share (after Income Tax)	0.216	0.214	0.9	0.850	0.824	3.2
Dividends/Interest on Shareholders' Equity – Preferred Share (after Income Tax)	0.239	0.235	1.7	0.935	0.906	3.2

	In R$ (unless otherwise stated)
	Dec12	Sept12	Variation %	Dec12	Dec11	Variation %
Book Value per Common and Preferred Share	18.36	17.30	6.1	18.36	14.56	26.1
Last Trading Day Price – Common Shares	33.94	26.69	27.2	33.94	25.29	34.2
Last Trading Day Price – Preferred Shares	35.17	32.57	8.0	35.17	30.75	14.4
Last Trading Day Price – ADR ON (US$) (2)	15.52	13.57	14.4	15.52	-	-
Last Trading Day Price – ADR PN (US$)	17.37	16.07	8.1	17.37	16.68	4.1
Market Capitalization (R$ million) (3)	131,908	113,102	16.6	131,908	106,971	23.3
Market Capitalization (R$ million) - Most Traded Share (4)	134,257	124,332	8.0	134,257	117,399	14.4

(1) Adjusted for corporate events in the periods;
(2) In March 2012, Bradesco launched a program of Level II ADRs backed by common shares;
(3) Number of shares (excluding treasury shares) x closing price for common and preferred shares on the last trading day of the period; and
(4) Number of shares (excluding treasury shares) x closing price for preferred shares on the last trading day of the period.

Bradesco	87

Return to Shareholders

Bradesco Shares

Recommendation of Market Analysts - Target Price

Market analysts issue periodical recommendations on Bradesco preferred shares (BBDC4). We had access to 15 reports prepared by these analysts on January 24, 2013. Below are recommendations and a consensus on the target price for December 2013:

Recommendations %		Target Price in R$ for Dec13
Buy	33.3	Average	39.7
Keep	60.0	Standard Deviation	3.9
Sell	6.7	Higher	45.8
Under Analysis	-	Lower	33.0

For more information on target price and recommendation of each market analyst that monitors the performance of Bradesco shares, visit the IR section at www.bradescori.com.br > Information to Shareholders > Analysts’ Consensus.

Market Capitalization

By the end of fiscal year 2012, Bradesco’s market capitalization, considering the closing prices of common and preferred shares, was R$131.9 billion, up 23.3% over the year-ended 2011. Considering the closing price for preferred shares (most traded share), on the same date, Bradesco’s market capitalization was R$134.3 billion, an increase of 14.4% over the previous year. In the year-over-year comparison, the Ibovespa increased by 7.4%.

88	Report on Economic and Financial Analysis – December 2012

Return to Shareholders

Main Indicators

Market Capitalization (Common and Preferred Shares) / Net Income(1): indicates a possible number of years that the investor would recover the capital invested, based on the closing prices of common and preferred shares.

Market Capitalization (Common and Preferred Shares) / Shareholders' Equity: indicates the multiple by which Bradesco’s market capitalization exceeds its book shareholders’ equity.

Dividend Yield: the ratio between share price and dividends and/or interest on shareholders’ equity paid to shareholders in the last 12 months, which indicates the return on investment represented by the allocation of net income.

Bradesco	89

Return to Shareholders

Dividends/Interest on Shareholders’ Equity

In 2012, a total of R$3,895 million was allocated to shareholders as Interest on Shareholders’ Equity and Dividends. In 2012, total Interest on Shareholders’ Equity and Dividends allocated to shareholders correspond to 36.0% of book net income, or 31.5% considering withholding income tax deduction therefrom.

(1) In the last 12 months.

Weight on Main Stock Indexes

Bradesco shares comprises Brazil’s main stock indexes, including IBrX-50 (index that measures the total return of a theoretical portfolio comprising 50 shares selected among the most traded shares on BM&FBovespa), ISE (Corporate Sustainability Index), the ITAG (Special Tag-Along Stock Index), IGC (Special Corporate Governance Stock Index), IFNC (Financial Index which comprises banks, insurance and financial companies), and ICO2 (index comprising shares of the companies that are part of the IBrX-50 index and that accepted to take part in this initiative by adopting transparent greenhouse gas emission practices).

Abroad, Bradesco shares are listed on NYSE’s Dow Jones Sustainability World Index and the FTSE Latibex Brazil Index of Madrid Stock Exchange.

Dec12	In % (1)
Ibovespa	3.4
IBrX-50	8.0
IBrX	8.1
IFNC	21.6
ISE	5.5
IGC	6.3
ITAG	12.0
ICO2	11.7

(1) Represents Bradesco’s weight on the portfolio of main Brazilian stock market indexes.

90	Report on Economic and Financial Analysis – December 2012

Additional Information

4

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001 2000

Additional Information

Market Share of Products and Services

Market shares held by the Organization in the Banking and Insurance industries and in the Customer Service Network are presented below.

	Dec 12	Sep 12	Dec 11	Sep 11
Banks – Source : Brazilian Central Bank (Bacen)
Demand Deposits	N/A	17.1	16.5	16.8
Savings Deposits	N/A	13.8	14.2	13.8
Time Deposits	N/A	12.1	13.2	14.7
Loan Operations	11.2 (1)	11.6	12.1	12.3
Loan Operations - Vehicles Individuals (CDC + Leasing)	15.4 (1)	15.6	16.4	16.3
Payroll-Deductible Loans	11.0 (1)	11.0	11.2	11.2
Number of Branches	21.4	21.7	22.2	19.7
Banks - Source: Federal Revenue Service/ Brazilian Data Processing Service (Serpro)
Federal Revenue Collection Document (DARF)	N/A	20.6	22.1	22.0
Brazilian Unified Tax Collection System Document (DAS)	N/A	16.5	17.4	17.3
Banks – Source : Social Security National Institute (INSS)/Dataprev
Social Pension Plan Voucher (GPS)	N/A	14.5	14.8	14.4
Benefit Payment to Retirees and Pensioners	N/A	24.4	23.8	23.4
Banks – Source : Anbima
Investment Funds + Portfolios	19.4	18.3	17.0	16.7
Insurance, Pension Plans and Capitalization Bonds – Source: Insurance Superintendence (Susep) and National Agency for Supplementary Healthcare (ANS)
Insurance, Pension Plan and Capitalization Bond Premiums	24.7 (3)	24.3	25.6	24.9
Insurance Premiums (including Long-Term Life Insurance - VGBL)	24.4 (3)	24.1	25.7	25.0
Life Insurance and Personal Accident Premiums	17.8 (3)	17.8	17.6	16.9
Auto/Basic Lines (RE) Insurance Premiums	10.2 (3)	10.5	10.1	10.4
Auto/Optional Third-Party Liability (RCF) Insurance Premiums	12.7 (3)	13.4	13.6	14.1
Health Insurance Premiums	47.5 (3)	46.8	47.9	47.5
Income from Pension Plan Contributions (excluding VGBL)	30.1 (3)	30.1	29.6	29.2
Capitalization Bond Income	23.3 (3)	22.8	21.6	21.4
Technical Reserves for Insurance, Pension Plans and Capitalization Bonds	29.5 (3)	29.6	29.6	30.1
Insurance and Pension Plans – Source: National Federation of Life and Pension Plans (Fenaprevi)
Income from VGBL Premiums	29.0 (3)	28.5	34.0	32.5
Income from Unrestricted Benefits Generating Plans (PGBL) Contributions	26.4 (3)	26.5	26.9	25.2
Pension Plan Investment Portfolios (including VGBL)	33.6 (3)	33.6	33.5	33.9
Leasing – Source: Brazilian Association of Leasing Companies (ABEL)
Lending Operations	19.2 (2)	19.2	18.5	18.5
Consortia – Source: Bacen
Real Estate	30.3 (3)	30.0	29.2	26.6
Auto	25.6 (3)	25.8	25.5	24.8
Trucks, Tractors and Agricultural Implements	19.5 (3)	18.4	17.9	16.5
International Area – Source: Bacen
Export Market	19.2	19.7	20.4	20.9
Import Market	16.4	17.2	17.6	17.8

(1) Bacen data for December 2012 are preliminary;
(2) Reference Date: October 2012; and
(3) Reference Date: November 2012.
N/A - Not available.

92	Report on Economic and Financial Analysis – December 2012

Additional Information

Market Share of Products and Services

Branch Network

Region	Dec12		Market Share	Dec11		Market Share
	Bradesco	Market		Bradesco	Market
North	279	1,060	26.3%	279	974	28.6%
Northeast	850	3,432	24.8%	836	3,169	26.4%
Midwest	346	1,671	20.7%	346	1,584	21.8%
Southeast	2,428	11,500	21.1%	2,398	11,149	21.5%
South	783	4,198	18.7%	775	4,025	19.3%
Total	4,686	21,861	21.4%	4,634	20,901	22.2%

Reserve Requirements/Liabilities

%	Dec12	Sept12	Jun12	Mar12	Dec11	Sept11	Jun11	Mar11
Demand Deposits
Rate (2) (6)	44	44	43	43	43	43	43	43
Additional (3)	-	-	12	12	12	12	12	12
Liabilities (1)	34	34	28	28	28	28	29	29
Liabilities (Microfinance)	2	2	2	2	2	2	2	2
Free	20	20	15	15	15	15	14	14
Savings Deposits
Rate (4)	20	20	20	20	20	20	20	20
Additional (3)	10	10	10	10	10	10	10	10
Liabilities	65	65	65	65	65	65	65	65
Free	5	5	5	5	5	5	5	5
Time Deposits
Rate (3) (5)	20	20	20	20	20	20	20	20
Additional (3)	11	12	12	12	12	12	12	12
Free	69	68	68	68	68	68	68	68

(1) At Banco Bradesco, liabilities are applied to Rural Loans;
(2) Collected in cash and not remunerated;
(3) Collected in cash with the Special Clearance and Custody System (Selic) rate;
(4) Collected in cash with the Reference Interest Rate (TR) + interest of 6.17% p.a. for deposits made until May 3, 2012, and TR + 70% of the Selic rate for deposits made as from May 4, 2012, when the Selic rate is equal to or lower than 8.5% p.a.;
(5) As of the calculation period from March 29, 2010 to April 1, 2010, with compliance on April 9, 2010, liabilities are now exclusively in cash, and may be paid with credits acquired as provided for by legislation in force; and
(6) FGC was prepaid 60 times in August 2008, as of the calculation period from October 20, 2008 to October 31, 2008, with compliance as of October 29, 2008.

Bradesco	93

Additional Information

Investments in Infrastructure, Information Technology and Telecommunication

Information technology plays a major role in sustaining the business of financial institutions.  Bradesco continues to be a leader among banks in terms of investing in the most modern and secure, and easy-to-use technologies for its customers.

In addition to owning one of the largest banking service networks, the Bank offers its customers various electronic media, thereby strengthening the relationship between them and the Bank.

A highlight in 2012 was the launch of our Windows 8 application.  This application allows customers to see the balances of their checking and savings accounts and most recent and monthly statements. They can also use it to view credit card statements for the past 12 months. The primary new feature in Windows 8 is the start screen, which features a variety of customization options, allowing users to update the information they consider most important in real time using its live tiles interface.

Bradesco also released a new version of the Bradesco Application for Android. This is a completely redesigned version that offers the same functionalities as the iPhone application. New features include the Autofill button, which automatically enters the security key during transactions with a single touch, and the Apps icon, which allows customers to see which Bradesco apps are already installed on their mobile phones and which they may still download. Customers also have the ability to check balances and statements and to process transfers and payments, among other options.

Bradesco also launched its Google TV app, which can be downloaded free of charge on television sets connected to the new Google platform and the internet. This app allows customers to access their accounts and to effect transactions, such as checking balances and latest checking account entries, make investments and watch institutional videos about Bradesco, social networks, financial indices and customer service channels.

Another highlight in the year was Bradesco Next, a conceptual agency unveiled in August, at the JK Iguatemi Mall in São Paulo, where technology fits customer needs and not the other way round. It provides a unique experience with Bradesco's products and services through innovative solutions such as biometric wall, in which customers and non-customers can know and experience in practice the use of biometrics through an on-site registration, which allows interaction with agency’s other tools. It also features Bradesco Dia & Noite equipment, or ATMs Next, which have touchscreens and allow specific transactions without cards. In the "Bank of the Future" you can use an interactive table called "Life Cycles,” also exclusive to Bradesco customers. A series of cards bring purchase goals, such as buying a house, a car or a trip. By placing a card on the table, it automatically analyzes your account holder profile and tells you what to do to reach the goal.

In 2012 we instituted major advances in systems architecture, prioritizing relevant products and services with benefits for our customers and internal processes. Our ATMs were upgraded to allow cardless withdrawals and balance checks by means of branch and account data, along with biometric and password authentication. We achieved reductions in transaction and credit analysis times, adding efficiency gains in processes. Furthermore, the program has allowed us to reduce new project development costs by 10%-45% through the reuse of systems architecture components.

Bradesco won several IT awards in 2012. It topped the Banks category of the third annual Security Leaders 2012 Awards, put on by Risk Report magazine and consulting firm IDC. The recognition was granted to Bradesco for its innovation in IT security, user identification and applications access management, which it documented in the Identity and Access Management Project case study.

94	Report on Economic and Financial Analysis – December 2012

Additional Information

Investments in Infrastructure, Information Technology and Telecommunication

Bradesco was also recognized as the Best Brazilian Bank in The Banker Awards, a selection made by British magazine The Banker, a leading financial markets publication. This marked the second time Bradesco received the honor. The magazine, considered a major financial sector publication, publishes an annual ranking of the best banks in various countries and regions. The selection of Bradesco highlighted the fact that it opened more than a thousand new branches in the second half of 2011, its presence in every Brazilian city and the efficiency and strength of the results it produced. This is a major international recognition, one that confirms the Bank’s sound positioning, responding efficiently to the needs of a challenging market.

Bradesco also came away victorious in the Energy Efficiency Improvements category of the Datacenter Dynamics Awards 2012. These awards recognize the companies in this sector that have made the most progress on the data center front through innovation, leadership and planning. Bradesco has an Information Technology Center (CTI), one of the most modern and well designed in the world, in which we house computers running a variety of platforms and the entire infrastructure supporting our systems operations. The size of Bradesco’s technology structure and its use of state-of-art equipment are internationally recognized and make the Bank stand out among its peers in the financial sector and a leader in the application of technology to the banking operations.

We have an up-to-date technological environment, duly controlled and prepared to meet the demands of the growing volume of our customers’ business transactions. In 2012, Bradesco’s processing capacity increased by 20.1% in view of the daily volume of 269 million transactions. Data storage capacity increased by 17.9%, allowing the Bank to offer more services and information to its customers.

As a prerequisite for its continuous expansion, Bradesco invested R$4,408 million in Infrastructure, Information Technology and Telecommunications in 2012. The total amount invested over recent years, including infrastructure (facilities, restorations, improvements, furniture and fixtures), can be found below:

	R$ million
	2012	2011	2010	2009	2008
Infrastructure	718	1,087	716	630	667
Information Technology and Telecommunication	3,690	3,241	3,204	2,827	2,003
Total	4,408	4,328	3,920	3,457	2,670

Bradesco	95

Additional Information

Risk Management

Given the growing complexity of products and services and the globalization of the Organization's business, risk management has become a highly strategic activity, which must be constantly enhanced to keep pace with the dynamism of the markets and the pursuit of best practices, exemplified by the fact that Bradesco became the first and only Brazilian bank authorized by the Central Bank to use its own internally-developed market risk management models to calculate regulatory capital as of January 2013.

The Organization exercises corporate risk control in an integrated and independent manner, preserving and valuing collegiate decision-making and developing and implementing methodologies, models, and measurement and control tools. It also provides training to employees from all Organization levels, from the business areas to the Board of Directors.

The management process ensures that risks can be proactively identified, measured, mitigated, monitored and reported as required in line with the complexity of the Organization’s financial products and activity profile.

Detailed information on the risk management process, reference shareholders’ equity and required reference shareholders’ equity, as well as the Organization’s risk exposure, can be found in the Risk Management Report on the Investor Relations website, at www.bradescori.com.br.

Capital Adequacy Ratio

In December 2012, Bradesco's Reference Shareholders' Equity amounted to R$96,933 million, versus a Required Reference Shareholders' Equity of R$66,057 million, resulting in a R$30,876 million capital margin. This figure was mostly impacted by the credit risk portion (PEPR), representing 83.8% of the risk-weighted assets.

The Capital Adequacy Ratio increased by 0.1 p.p., from 16.0% in September 2012 to 16.1% in December 2012. Another figure worth noting is: (i) the issue of Subordinated Financial Treasury Bills for composing Tier II in the fourth quarter of 2012, in the amount of R$ 2,206 million, whose increase was basically offset by: (ii) the increase in credit risk, partially caused by the loan portfolio expansion; and (iii) the increase in market risk, partially caused by the effects of Bacen Circular Letter No. 3,568/11.

Calculation Basis								R$ million
	Dec12	Sept12	Jun12	Mar12	Dec11	Sept11	Jun11	Mar11
Reference Shareholders' Equity	96,933	91,149	90,201	75,705	71,476	68,806	62,524	59,923
Tier I	66,194	64,265	62,418	60,580	58,714	56,876	55,110	53,240
Shareholders' Equity	70,047	66,047	63,920	58,059	55,582	53,742	52,843	51,297
Mark-to-Market Adjustments	(4,229)	(2,150)	(1,865)	2,126	2,765	2,781	1,947	1,660
Reduction of Deferred Assets	(212)	(218)	(224)	(235)	(248)	(260)	(279)	(291)
Non-controlling Shareholders	588	586	587	630	615	613	599	574
Tier II	30,867	26,992	27,890	15,231	12,865	12,063	7,544	6,809
Mark-to-Market Adjustments	4,229	2,150	1,865	(2,126)	(2,765)	(2,781)	(1,947)	(1,660)
Subordinated Debt	26,638	24,842	26,025	17,357	15,630	14,844	9,491	8,469
Deduction of Funding Instruments	(128)	(108)	(107)	(107)	(103)	(134)	(130)	(126)
Risk-weighted Assets	600,520	571,377	531,871	505,934	474,173	467,206	426,007	398,443
Required Reference Shareholders' Equity	66,057	62,851	58,506	55,653	52,159	51,393	46,861	43,829
Credit Risk	55,345	54,213	52,050	48,718	47,422	47,183	43,324	40,775
Operating Risk	3,432	3,432	3,313	3,313	2,810	2,810	2,690	2,690
Market Risk	7,281	5,207	3,143	3,622	1,927	1,400	847	364
Margin (Excess/ Reference Shareholders' Equity Insufficiency)	30,876	28,298	31,695	20,052	19,317	17,413	15,663	16,094
Leverage Margin	280,691	257,255	288,136	182,293	175,609	158,303	142,393	146,309
Capital Adequacy Ratio	16.1%	16.0%	17.0%	15.0%	15.1%	14.7%	14.7%	15.0%

96	Report on Economic and Financial Analysis – December 2012

Independent Auditors' Report

5

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001

Independent Auditors' Report

Reasonable assurance report from independent auditor on the supplementary accounting information

To the Directors of

Banco Bradesco S.A.

Osasco – SP

Introduction

We were engaged to apply reasonable assurance procedures for the supplementary accounting information included in the Economic and Financial Analysis Report of Banco Bradesco S.A. (“Bradesco”) as at December 31, 2012 and for the year then ended, which is prepared under the Bradesco’s Management responsibility. Our responsibility is to issue a Reasonable Assurance Report on such supplementary accounting information

Scope, procedures applied and limitations

The reasonable assurance procedures were performed in accordance with standard NBC TO 3000 - Assurance Engagement Other than Audit and Review, issued by the Brazilian Federal Accounting Council (CFC – Conselho Federal de Contabilidade) and the ISAE 3000 – International Standard on Assurance Engagements issued by International Auditing and Assurance Standards Board – IASB, both for assurance engagements other than audits or reviews of historical financial information.

The reasonable assurance procedures comprised of: (a) planning of the work, considering the relevance of the supplementary financial information and the internal control systems that served as a basis for the preparation of the Economic and Financial Analysis Report of Bradesco; (b) obtaining an understanding of the calculation methodology and the consolidation of indicators through interviews with the management responsible for the preparation of the supplementary accounting information, and (c) comparison of the financial and accounting indicators with the information disclosed at this date.

The procedures that were applied do not constitute an audit or review in accordance with Brazilian and international auditing and review standards. Additionally, our report does not offer reasonable assurance on the scope of future information (such as goals, expectations and ambitions) and descriptive information that is subject to subjective assessment.

Criteria for preparation of the supplementary accounting information

The supplementary accounting information disclosed in the Economic and Financial Analysis Report as of and for the year ended December 31, 2012, were prepared by Management of Bradesco, based on the consolidated financial information included in the financial statement and on the criteria described in the Economic and Financial Information Report, in order to provide additional analysis, but without being part of the consolidated financial statements released in this date.

98	Report on Economic and Financial Analysis – December 2012

Independent Auditors' Report

Reasonable assurance report from independent auditor on the supplementary accounting information

Conclusion

Based on the procedures applied, the supplementary accounting information included in the Economic and Financial Analysis Report as of and for the year ended December 31, 2012, are presented fairly, in all material respects, with regard to the information referred to in the paragraph of criteria for preparation of supplementary accounting information.

Osasco, January 25, 2013.

Original report in Portuguese signed by

KPMG Auditores Independentes

CRC 2SP014428/O-6

Cláudio Rogélio Sertório

Accountant CRC 1SP212059/O-0

Bradesco	99

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Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001

Financial Statements, Independent Auditors' Report and Fiscal Council's Report

Message to Shareholders

Dear Shareholders,

The 2012 scenario was exceptionally challenging. In this context, it is important to examine the changes in the financial system, due to the events of recent years, which have forced financial institutions to redouble their focus on cash flow from operations, while at the same time expanding their range of customer services.

Bradesco, which will shortly be celebrating its 70th anniversary, has always based its activities on a vigorous banking inclusion process, underlined by its successful adoption of a conservative growth strategy, both in terms of business volume and its pioneering focus on retail.

Among the events that marked 2012, it is particularly worth mentioning the launch of the subsidiary Bradesco Securities Hong Kong Limited, in Hong Kong, China; the expansion of our international distribution channels; the launch of common-share-backed American Depository Receipts (ADRs) on the New York Stock Exchange, where Bradesco’s common and preferred shares are traded; the inauguration of Bradesco Next, the bank of the future, a cutting-edge space for presenting and experimenting new customer services and technologies; the inclusion of Bradesco’s common shares in the MSCI Brazil Index, compiled by MSCI, a leading provider of investment decision support tools; and the maintenance of Bradesco in the Dow Jones Sustainability World Index and the Bovespa’s Corporate Sustainability Index (ISE).

Our excellent performance in 2012 is underlined by our annual result: book net income of R$11.381 billion, of which R$3.895 billion was paid to shareholders as dividends and interest on shareholders’ equity, equivalent to 31.50% of adjusted annual net income. Grupo Bradesco Seguros made a substantial contribution to this result.

Bradesco’s efforts in the social area are exemplified by the outstanding work of Fundação Bradesco, one of the largest private social and educational programs in Brazil. Fundação Bradesco maintains 40 schools, most of which in underprivileged regions, providing free, high-quality education and strengthening ethical values and civic responsibility. This includes the provision of learning materials, uniforms, meals and dental and medical assistance. In 2012, Fundação Bradesco had 111,512 enrolled students, in addition to benefitting 365,430 students through distance education (EaD), via the Virtual School, and another 118,595 students through partnership projects and actions.

The role of the financial system, in its original function as a broker between savings and investment, is to focus on the productive sector, the generator of wealth and jobs, thereby fueling the development of the country. At the same time, business opportunities have become more challenging in an increasingly demanding and competitive market. With this in mind, Bradesco will remain alert to any adjustments its experience recommends in order to maintain the same secure environment in which the Organization has always operated.

The achievements of 2012 were the result of the dedicated and tireless work of our executive officers and employees, to whom we extend our thanks. We would also like to thank our shareholders and customers, for their support, confidence and preference.

Cidade de Deus, January 25, 2013

Lázaro de Mello Brandão
Chairman of the Board of Directors

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Management Report

We hereby present the financial statements of Banco Bradesco S.A. for the year ended December 31, 2012, pursuant to the accounting practices adopted in Brazil and applicable to institutions authorized to operate by the Brazilian Central Bank.

In mid-2012, the world’s main central banks, in an unusual and decisive move, renewed or extended their commitment to ensuring market liquidity, a decision which played a crucial role in reducing the risks associated with extreme events in the international scenario. Nevertheless, the continuing need for fiscal adjustments in the United States and Europe will almost certainly dampen global growth in 2013.

Although Brazil is not immune to this global context, despite having strengthened its macroeconomic fundamentals in recent years, it is beginning to reap the benefits of the greater countercyclical leeway it enjoys in respect to other nations. The various stimulus measures adopted in recent months are already having a visible impact on the recovery of economic activity, while certain important steps are being taken to improve infrastructure, correct tax distortions and increase the efficiency of the productive sector, all of which are crucial drivers of economic growth.

Despite the country’s undeniable export vocation, domestic demand has been and will continue to be the main engine of economic performance, especially household consumption and investments, which are benefiting from the major sporting events of the next three years. Given this context, and the continuous process of upward social mobility, together with the preparations of the national institutions for the new rules governing capital structure and limits, which will be implemented as of 2013, the outlook for the Brazilian banking system remains favorable.

The Bradesco Organization’s period highlights are listed below:

•    On March 5, the subsidiary Bradesco Securities Hong Kong Limited, began operations in Hong Kong, China,focusing on the pursuit of new opportunities and the distribution of fixed income and equity products. As a result, Bradesco is expanding its international distribution channels and strengthening contacts with global investors in the Chinese market, while providing access to a new base of institutional investors;

•    On March 7, the Bank announced a 10% increase in monthly dividends per share paid to shareholders as of May 2012,in compliance with the Monthly Remuneration System, from R$0.014541175 to R$0.015995293 for common shares, and from R$0.015995293 to R$0.017594822 for preferred shares. On June 20,the Board of Directors approved monthly payments of interest on shareholders’ equity, replacing monthly dividends, beginning in August 2012;

•      On March 13, Bradesco’s American Depository Receipts (ADRs) backed by common shares, began trading on the NYSE. The program is designed to meet demand from institutional investors, including foreign investment funds. As a result, Bradesco’s common and preferred shares are now traded in the United States;

•       On August 30, the Organization inaugurated Bradesco Next – the bank of the future – a cutting-edge space for the presentation and experimentation of new technologies, products and services for customers;

•    On September 13, Bradesco was once again included in the Dow Jones Sustainability World Index, a select list prepared by the New York Stock Exchange comprising those companies with the best sustainable development practices;

•     On November 14, Bradesco’s common shares were selected for inclusion, as of December 2012, in the MSCI Brazil Index. MSCI is a leading provider of investment decision support tools; and

•     On November 30, Bradesco was once again included in the Corporate Sustainability Index (ISE), which reflects the returns from a share portfolio comprising those companies with the best performance in all aspects of corporate sustainability.

1. Net Income for the Year

In 2012, despite the macroeconomic uncertainties, the Organization’s healthy results and adequate shareholder returns were in line with the applied strategies. A detailed analysis of these numbers, including their origin and evolution, is available in the Economic and Financial Analysis Report section of the Company’s website bradesco.com.br/ri.

R$11.381 billion in Net Income for the year, corresponding to Earnings per Share of R$2.98 and a Return on Average Shareholders’ Equity(*) of 18.96%. The Return on Average Total Assets stood at 1.38%.

R$3.895  billion was allocated to shareholders in the form of monthly, interim and supplementary Dividends, and Interest on Shareholders’ Equity, which was included in the calculation of mandatory dividends. Thus, R$1.07 (R$0.93 net of withholding tax), was attributed to each preferred share, which includes the additional 10%, and R$0.97 (R$0.85 net of withholding tax) to each common share. Dividends and interest on shareholders’ equity represented 36.02% of adjusted net income for the year (31.50% net of withholding tax).

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Taxes and Contributions

A substantial percentage of Bradesco’s annual earnings, in direct proportion to its volume of operations, was paid to the federal government.

R$12.756   billion in taxes and contributions, including social security contributions, paid or provisioned in the year.

R$9.645      billion in taxes withheld and collected related to financial intermediation.

All in all, taxes originating in the Organization or collected on resources in transit through it came to a hefty R$22.401 billion.

2.Corporate Strategy

The global scenario in 2012 was characterized by flagging economic activity and increased volatility and risk aversion, mainly due to the concerns over Europe, which remained the center of attention. Consequently, the main central banks adopted and reinforced measures designed to ensure liquidity and prevent any deviations (with unpredictable consequences) in the normal course of international market operations.

While offering better prospects than those in many countries, Brazil is not immune to this situation. Bradesco continues to believe that Brazilian economic growth in 2013 and the years ahead will be driven by household consumption and investments, both of which will benefit from increased income and employment, strong upward social mobility and the opportunities arising from pre-salt exploration and the 2014 and 2016 sporting events. Based on this scenario and given the current international situation, Bradesco will continue to focus on the domestic market.

Bradesco is ideally positioned for continued organic growth, maximizing its market penetration. In order to ensure growth and profitability in line with the current scenario, it will concentrate on expending its customer base and consolidating its brand as one of the country’s leading financial and insurance institutions, with an active presence in all segments, by consistently offering more and better products and services to all levels of society.

Together with the public’s trust in the Bradesco brand, the Bank’s convenience channels, including branches, service points, Bradesco Expresso outlets, 34,859 Bradesco Dia & NoiteATMs, 12,975 Banco24Horas ATMs, Internet Banking, Bradesco Celular and Fone Fácil ensure the efficient distribution of products, services and solutions, backed by excellent customer service. Bradesco’s service network ended the year with 56,798 service points, 56,785 of which are in Brazil and 13 abroad, 18.76% up on 2011.

Results should be especially driven by returns on the recent investments in expanding the branch network and the advances in the segmentation model, as well as the strengthening of digital channels and transactions and the synergies between the Organization’s various companies.

The Bank will maintain its strategic focus on the secure and profitable expansion of its current activities, such as investment banking, capital markets, private banking andasset management. Investments in credit cards and consortiums, as well as insurance, private pension plans and capitalization through Grupo Bradesco Seguros, also play a fundamental role in sustaining results.

Continuing with the expansion of its essential commercial areas, Bradesco operates on two fronts: finance and insurance (where it occupies a leading position), based on the Bank-Insurance model.

Bradesco will continue to adopt effective security criteria to ensure a balance between increasing loans and reducing delinquency through the strict evaluation of loan granting procedures and the efficient daily collection of overdue payments through the Loan Recovery Program (PRC). It will also continue to finance the modernization of infrastructure, industry and commerce. In addition, the country has become an increasingly attractive destination for foreign investments.

Bradesco is also present in strategic overseas markets, providing support to foreign clients and investors who are increasingly interested in Brazil. Bradesco Securities in New York, London and Hong Kong plays a vital role in issuing and distributing securities in these important financial centers, while Banco Bradesco Europe provides asset management, private banking and trade finance services.

In building the foundations of sustainable development, the Bank invests in two fundamental banking pillars – information technology and infrastructure, and human resources. The pursuit of new service channels, such as internet banking, ATMs and cell phone mobility, with more service options, has generated customer service productivity gains, accompanied by greater comfort and security. Bradesco invested R$4.408 billion in innovating, upgrading and maintaining its IT environment, while investments in staff training and development programs totaled R$132.596 million.

Bradesco’s corporate culture is grounded in respect for the consumer, social and environmental responsibility, security and credibility, and its strategic plan is based on three main guidelines:

a)  to grow organically, always alert to potential acquisitions, associations and partnerships, fully committed to maintaining secure, high-quality products, solutions and services, and always seeking to improve its operating ratios and indicators;

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Management Report

b)  to identify and evaluate the inherent risks of its activities, applying adequate controls and acceptable levels of risk to each operation; and

c)  to operate in partnership with the capital market, conducting its business with total transparency and the highest ethical standards, while ensuring adequate returns for its investors.

3.  Capital, Reserves and Subordinated Debt

Banco Bradesco posted the following figures at year-end:

R$30.100    billion in Subscribed and Paid-Up Capital Stock;

R$39.947    billion in Equity Reserves; and

R$70.047    billion in Shareholders’ Equity, 26.03% up on the previous year, equivalent to 8.26% of Assets, which amounted to R$847.561 billion, while Shareholders’ Equity under Management stood at 8.04% of Consolidated Assets, which totaled R$879.092 billion. Book Value per Share came to R$18.35.

The Capital Adequacy Ratio stood at 16.17% of the consolidated financial result and 16.14% of the consolidated economic and financial result, substantially higher than the 11% minimum established by National Monetary Council Resolution 2099/94, in conformity with the Basel Committee. In relation to Consolidated Reference Assets, the fixed asset ratio (maximum of 50%, in accordance with the Brazilian Central Bank) was 16.89% in the consolidated financial result and 44.64% in the consolidated economic and financial result.

Subordinated Debt at year-end totaled R$34.852 billion (R$8.807 billion abroad and R$26,045 billion in Brazil), R$26.638 billion of which was considered eligible as capital and included in Tier II of the Reference Assets adopted when calculating the ratios in the previous paragraph.

In compliance with Article 8 of the Brazilian Central Bank Circular Letter 3068/01, Bradesco declares that it has both the financial capacity and intent to hold until maturity those securities classified under “held-to-maturity securities.” The Bank further declares that the operations of Banco Bradescard S.A., the current name of Banco Ibi S.A., its subsidiary, are in line with the strategic aims defined in the Business Plan, pursuant to Article 11 of the attachment I to National Monetary Council Resolution 4122/12.

Capital Management

The capital management process is conducted in such a way as to ensure that conditions are conducive to the Organization achieving its strategic objectives, taking into account the economic and commercial environment in which it operates. This process is fully compatible with the nature of the Organization’s transactions, the complexity of its products and services and the extent of its risk exposure.

Evaluating capital adequacy is a means of ensuring that the Organization maintains a solid capital base on which to develop its activities. Capital management also looks to the future, in order to anticipate potential changes in market conditions.

4.Operating Performance

4.1.Funding and Asset Management

All in all, the Bank manages 25.693 million checking accounts and 48.596 million savings accounts with a balance of R$69.042 billion, representing 17.71% of the Brazilian Savings and Loan System (SBPE). At year-end, funds raised and managed totaled R$1.225 trillion, 20.15% more than in the previous year.

R$467.449  billion in demand deposits, time deposits, interbank deposits, open market and savings accounts, a 12.67% increase.

R$441.832  billion in assets under management, comprising investment funds, managed portfolios and third-party fund quotas, up by 31.74%.

R$168.735  billion in the exchange portfolio, borrowings and onlendings, working capital, tax payments and collection and related charges, funds from the issue of securities and subordinated debt in Brazil, and other funding, an 11.69% increase.

R$124.217  billion in technical reserves for insurance, supplementary private pension plans and capitalization, up by 19.84%.

R$22.995    billion in foreign funding, through public and private issues, subordinated debt and the securitization of future financial flows, equivalent to US$11.253 billion.

4.2.Loan Operations

The democratization of credit is one of Bradesco’s basic strategic guidelines. Thanks to its diversified offering and attractive interest rates, it has consistently increased the volume of its financing operations, either directly or in partnership with market agents, and of its individual lines, such as payroll-deductible loans, through its extensive branch network, service points, sales promoters and the 0800 toll-free Customer Service Center for loans.

R$385.529  billion in consolidated loan operations, in the expanded concept, including advances on exchange contracts, sureties and guarantees, credit card receivables and leasing, an 11.51% increase.

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R$21.299    billion in the allowance for doubtful accounts, R$4.010 billion more than the amount required by National Monetary Council Resolution 2682/99.

Mortgages

The Bank’s priority commitment to meeting the demands of homebuyers and giving added momentum to the construction industry, which is a major generator of jobs and a driver of social and economic development, was reflected in the substantial volume of operations in its mortgage portfolio. Properties for sale by partner developers and brokers, together with related information, can be found on the website bradescoimoveis.com.br.

R$14.668    billion in total funds allocated to this area, enabling the construction and acquisition of 73,139 properties.

Onlending

In 2012, Bradesco was one of the largest onlenders of BNDES funds, responsible for 14.70% of all operations of this type with a volume of R$12.363 billion. Loans to SMEs totaled R$8.354 billion.

R$31.090    billion in the onlending portfolios with internal and external funds, mainly allocated to SMEs. The number of contracts totaled 374,554.

R$7.348      billion in guarantees provided to the BNDES, with R$2.857 billion contracted in the year.

Rural Loans

As a traditional partner of the agriculture and livestock sector, the Bank invests in financing the means of production, as well as processing and sales, contributing to the expansion of business and increasing the quality and yield of Brazil’s agricultural produce. It also offers support for domestic market supply and export growth. Information on agribusiness, as well as credit products and services, can be found on the bradescorural.com.br website.

R$16.683     billion in investments at year-end, representing 118,257 operations.

Consumer Financing

A substantial share of the Bank’s consumer financing operations is geared towards the acquisition of new and used vehicles, directly or through partnerships, helping create jobs and fueling domestic market growth.

As part of the partnership with the Programa Floresta do Futuro of Fundação SOS Mata Atlântica (Fundação SOS Mata Atlântica Forest of the Future Program), Ecofinancing, inspired by social and environmental responsibility, ensures the planting of native tree seedlings for each financed vehicle, aiming to reduce the impact of atmospheric greenhouse gas emissions.

R$88.226    billion in consumer financing operations.

Lending Policy

The Bank’s lending policy ensures that it concentrates on businesses that demonstrate diversification and low concentration, are backed by appropriate guarantees, and involve individuals and companies in good standing with proven payment capacity. Operations are carried out rapidly and securely, ensuring profitable and liquid asset investments.

Lending authorization limits are imposed on each branch, in line with their size and the type of guarantee offered. Specialized credit scoring systems with specific security standards are employed to speed up and support the decision-making process, thereby minimizing risks. Loans that exceed branch authorization limits are resolved by the Credit Department and the Executive Credit Committee, located at the Company’s headquarters.

Loan Portfolio Quality

At the end of 2012, there was an improvement in the credit standing of new borrowers, mainly due to the constant fine-tuning of the loan granting and monitoring models.

4.3. Loan Collection and Recovery

Based on negotiation policies, the Bank makes use of several collection channels to recover overdue loans, including: call centers, bank payment slips, the internet, friendly collection companies and court collection offices. The Loan Recovery Program (PRC) includes several initiatives with good prospects of results, exemplified in 2012 by business rooms and conciliation court hearings, interacting with Courts of Appeal throughout the country, thereby stepping up the process of renegotiating overdue loans.

R$3.001    billion was recovered in 2012, 7.21% up on the previous year.

5. International Area

On the international front, the Bradesco Organization offers a wide range of products and services through its offices in New York, London, Grand Cayman, Buenos Aires, Tokyo, Hong Kong, Luxembourg and Mexico, as well as an extensive network of correspondent banks. Bradesco Securities, in New York, London and Hong Kong, Banco Bradesco Europe, in Luxembourg, Bradescard Mexico and 29 specialized units in Brazil meet the demands of these strategic markets.

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R$6.348      billion in advances on exchange contracts, from a total export financing portfolio of US$13.698 billion.

US$3.998     billion in foreign currency Import financing.

US$45.231   billion in export purchases, with a market share of 19.24%.

US$35.217   billion in import contracting, with a market share of 16.37%.

US$15.425   billion in medium and long-term public and private offerings on the international market.

6. Bradesco Shares

Highly liquid, Bradesco shares were traded in every trading session on the BM&FBOVESPA - Securities, Commodities and Futures Exchange, especially its preferred shares, which were among those with the highest participation in the Ibovespa Index, weighted at 3.29% at year-end. The Company’s shares are also traded on the NYSE as Level 2 ADRs (American Depositary Receipts) and on the Madrid Stock Exchange as part of the Latibex Index.

In addition to the Ibovespa, Bradesco’s shares are included in all the Brazilian stock indexes in which financial sector companies can be listed, including the Carbon Efficient Index (ICO2), the Corporate Sustainability Index (ISE), the Special Tag-Along Stock Index (ITAG), the Special Corporate Governance Stock Index (IGC), the Brazil Indexes (IBrX and IBrX50, for the most-traded shares), the Mid-Large Cap Index (MLCX), the Financial Index (IFNC), and the MSCI Brazil Index. Abroad, Bradesco is listed on the NYSE’s Dow Jones Sustainability World Index and the Madrid Stock Exchange’s FTSE Latibex Brazil Index.

Bradesco guarantees its shareholders mandatory minimum dividends equivalent to 30% of adjusted net income, as well as 100% tag along rights for common shares and 80% for preferred shares. It also pays preferred share dividends that are 10% higher than those attributed to common shares.

R$57.317    billion in annual traded volume on the BM&FBOVESPA, comprising 274.094 million common shares and 1.553 billion preferred shares.

US$35.600  billion in annual traded ADR volume on the NYSE, representing 2.192 billion preferred shares and 0.421 million common shares.

EUR13.954  million traded as DRs in the European market (Latibex – Madrid), representing 1.100 million preferred shares.

7. Market Segmentation

Bradesco’s segmentation strategy consists of uniting groups of customers with the same profile, thereby permitting differentiated service and increasing productivity and efficiency gains. In addition to improving customer service quality and ensuring greater flexibility and competitiveness in terms of business execution, segmentation means that operations can be structured for individuals or companies based on the specific needs of each.

7.1. Bradesco Corporate

Bradesco Corporate specializes in services for major economic groups with annual revenue of more than R$250 million. Its focus on long-term relationships constitutes an important advantage, resulting in the best solutions for clients and healthy results for the Organization. It maintains business units in all major Brazilian cities.

R$303.594   billion in total funds managed by the area, comprising 1,332 economic groups.

7.2. Bradesco Empresas (Middle Market)

With a high degree of specialization, Bradesco Empresas manages relations with economic groups with annual revenue of between R$30 million and R$250 million, offering structured operations and a broad portfolio of products and services.

R$100.030   billion in total funds managed by the area, comprising 39,437 economic groups in all sectors of the economy.

7.3. Bradesco Private Banking

Targeting high-net-worth individuals, family holdings and holding companies with at least R$3 million in net cash available for investment, Bradesco Private Banking offers its customers an exclusive line of products and services under the tailor-made and open architecture concept, including advice on the allocation of financial and non-financial assets in Brazil and abroad as well as advisory services for tax, succession and foreign exchange issues, as well as structured operations.

7.4. Bradesco Prime

The Prime segment is based on a modern concept of bank/customer relations, providing customized services for individuals with a monthly income of R$9 thousand or more or an investment capacity of R$100 thousand or more. It maintains an exclusive customer service network – at the end of 2012, there were 305 Bradesco Prime branches nationwide, in addition to 360 Bradesco Prime facilities in retail branches, fully equipped for privacy and comfort. It also offers differentiated products and services and complete financial consulting.

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7.5. Bradesco Varejo (Retail)

Present in all regions of the country, the retail segment seeks to provide dedicated, high-quality services for all segments of the population and strives to promote banking inclusion on a daily basis, thereby contributing to upward social mobility. In order to reach the highest possible number of customers, the Bank maintains an open-door policy, doing everything possible to further the democratization of banking products and services. Bradesco Varejo focuses on individuals with a monthly income of up to R$9 thousand and companies with annual revenue of up to R$30 million. For companies and exclusive individual clients, with a monthly income of between R$4 thousand and R$9 thousand or an investment capacity of at least R$40 thousand, it offers customized services, with financial solutions to fit every profile. The segment closed 2012 with more than 24.9 million account holders.

7.6. Bradesco Expresso

Bradesco Expresso enables the Bank to increase its share of the correspondent bank segment through partnerships with a wide variety of establishments, including supermarkets, drugstores, department stores, bakeries and other retail outlets, providing clients and the community with convenient service close to their home or workplace, after business hours and on weekends. At the close of 2012, there were 43,053 accredited establishments.

8. Products and Services

8.1. Bradesco Cartões (Cards)

Bradesco customers have the most complete line of credit cards in Brazil at their disposal, including Visa, American Express, Elo and MasterCard, as well as several private label cards for exclusive use in affiliated networks.

In order to provide holders of American Express Membership Card with greater security and convenience, Bradesco converted its entire portfolio of these cards to chip technology.

In partnership with Alelo, in a move that favors business expansion, the expansion of options and growth of the Elo brand, Bradesco launched the Alimentação (Food), Refeição (Meal) and Natal Alimentação (Christmas Food) Elocards. For farmers, it introduced Agrocard Bradesco, a special card which, in addition to normal purchases and withdrawals, allows holders to pay upfront for farm products in any Agro-equipped accredited store.

Bradesco clients have a further advantage through Internet Banking, whereby they can use the credit card payment option, to pay consumer accounts and taxes using the bar code. As a result, holders of Bradesco Visa, MasterCard and Elo credit cards have up to 40 days to pay their bills by the due date of the invoice and earn points from the Bradesco Credit Card Rewards programs in which they are enrolled.

In November 2012, in order to ensure more attractive rates for its entire portfolio, expanding the available modalities, including installment plans, Bradesco reduced interest rates on revolving credit and installment billing, maintaining the value proposition of its various products, while preserving the economic balance of the business.

In the Private Label segment, Bradesco issues cards through operating agreements and joint ventures with retail chains in the consumer electronics, supermarket, department store, apparel, drugstore and cosmetics segments. By providing access to banking products and services, these alliances are an important means of acquiring, expanding and cementing the loyalty of the client base.

Bradesco and Claro formed a partnership to operate in the mobile payment (M-Payment) segment. Among the planned initiatives are the launch of an electronic purse (a prepaid card operated via mobile phone), and the use of Near Field Communications (NFC) for mobile phone transactions. In December 2012, it pioneered the issue of NFC debit cards for Prime segment customers, while announcing the development of the same technology for mobile phones.

Since 1993, Bradesco Cartões has been issuing cards on behalf of SOS Mata Atlântica, AACD, APAE, Casas André Luiz and Amazonas Sustentável in order to encourage social and environmental initiatives, transferring part of the cards’ annuities to these philanthropic entities.

R$103.542   billion in revenue from credit cards, 15.53% up on the previous year.

93.149         million credit and debit cards in circulation, up by 2.00%.

R$34.874     billion in assets generated by the card business, comprising loans to cardholders, advances to merchants and financing for cash and installment purchases, exceeding the end-of-2011 balance by 8.60%.

R$6.025      billion in fee and commission income, mainly commission on debit and credit card purchases and other charges.

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8.2. Cash Management Solutions

A specialized team, excellent service, advanced technology and pioneering processes have enabled Bradesco to offer customized solutions to all corporate segments, as well as for government bodies and public utility concessionaires, for accounts receivable and payable, and tax and fee collections.

On the service front, it is particularly worth mentioning Cobrança Registrada Bradesco; the processes for structuring partnerships under the concept of productive chains, involving large companies, their customers, suppliers, distributors and employees; and the Bradesco Franquias & Negócios program, which is designed to create a competitive and sustainable position for the franchise sector.

Companies can also rely on the Global Cash Management division, which offers customized cash management products and solutions through partnerships with 34 foreign banks on the international market.

130.869      million documents received pertaining to federal, state and municipal taxes and other contributions.

306.655      million documents received pertaining to electricity, water, gas and phone bills, 67.014 million of which is paid via automatic debit from checking and savings accounts, a highly convenient system for clients.

857.417      million receipts via Bradesco collection, check custody, identified deposits and OCT (credit order by teleprocessing) services.

545.415      million payment operations through Pag-For Bradesco (book payments to suppliers), Bradesco Net Empresa and electronic tax payment systems, allowing companies to manage their accounts receivable.

8.3. Product and Service Solutions for Government Authorities

Through exclusive service platforms located throughout Brazil, Bradesco offers customized products, services and solutions to executive, legislative and judicial bodies at federal, state and municipal levels, autonomous public agencies, public foundations, state-owned and mixed companies, the armed forces (Army, Navy and Air Force), auxiliary forces (Federal, Military and Civil Police), notaries and registrars.

In 2012, Bradesco conducted business such as a financing portal for the pre-salt exploration supplier chain (Portal Progredir), in association with Petrobras; the right to process the payroll for the Rio de Janeiro state government and appellate court employees, which added around 500 thousand new account holders to the Bank’s customer base; the consolidation of the Pernambuco state government payroll, comprising more than 210 thousand account holders, and renewal of the agreement with the Amazonas state government for the payment of around 100 thousand employees and with the Ceará state government for the payment of 160 thousand employees; and the pioneering Biometrics – Security in the Palm of your Hand product for the personal identification of INSS (Social Security) beneficiaries, facilitating the annual registration required by the institute. On a monthly basis, Bradesco makes INSS payments to 7.305 million retirees and pensioners, making it the largest payer among private banks.

The bradescopoderpublico.com.br website presents corporate payment, collection, HR and treasury solutions, with an exclusive area for civil servants and members of the armed forces.

8.4. Qualified Services for the Capital Markets

With modern infrastructure and specialized professionals, Bradesco offers a broad range of capital market solutions and services, including asset bookkeeping (shares, BDRs - Brazilian Depositary Receipts, investment fund quotas, CRIs - certificates of real estate receivables, and debentures); qualified custody of securities; custody of shares for coverage of DRs - Depositary Receipts; controllership of investment funds (CVM Rule 409 funds and structured funds) and managed portfolios; investment fund trusteeships; offshore funds; custody and representation for foreign investors; agent bank services, depository services (Escrow Accounts - trustee) and clearing services.

Custody and Controllership of Investment Funds and Portfolios under Management

R$973.202  billion in assets under custody for clients using the Bank’s services, according to Anbima’s ranking methodology.

R$1.195     billion in investment funds and managed portfolios using controllership services, according to Anbima’s ranking methodology.

26               registered DR programs, with a market capitalization of R$111.141 billion.

Asset Bookkeeping

246            companies comprising Bradesco’s share bookkeeping system, totaling 4.497 million shareholders.

232             companies with 311 issues comprising Bradesco’s debenture bookkeeping system, with a current value of R$215.950 billion.

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268             investment funds comprising Bradesco’s quota bookkeeping system, with a current value of R$52.783 billion.

25               registered BDR programs, with a market capitalization of R$791.844 million.

Depository (Escrow Account - Trustee)

6,331          contracts, with a financial volume of R$8.853 billion.

9. Organizational Structure – Bradesco Customer Service Network

The Bradesco customer service network, present throughout Brazil and in specific international locations, with an extensive and modern structure, combining technology, professional specialization, efficiency and security, stands side by side with its customers, providing excellent service in every operational segment.

At year-end, Bradesco’s network comprised 56,798 service points, represented as follows:

8,467          Branches and Service Branches (PAs) (Branches: Bradesco 4,662, Banco Bradesco Financiamentos 19, Banco Bankpar 2, Banco Bradesco BBI 1, Banco Bradesco Cartões 1 and Banco Alvorada 1; PAs 3,781) in Brazil;

3                Overseas Branches, 1 of which is in New York and 2 in Grand Cayman;

10              Overseas Subsidiaries (Banco Bradesco Argentina S.A. in Buenos Aires; Banco Bradesco Europa S.A. in Luxembourg; Bradesco North America LLC and Bradesco Securities, Inc. in New York; Bradesco Securities UK Limited in London, Bradesco Securities Hong Kong Limited and Bradesco Trade Services Limited in Hong Kong; Bradesco Services Co. Ltd. in Tokyo; Cidade Capital Markets Ltd. in Grand Cayman; and Bradescard Mexico, Sociedad de Responsabilidad Limitada in Mexico);

43,053        Bradesco Expresso service points;

1,456          PAEs – in-company electronic service branches; and

3,809          External Bradesco Dia & NoiteATMs and 10,818 Banco24Horas ATM’s, with 1,964 terminals shared between the networks.

With a diverse range of equipment and large, modern ATM rooms that operate beyond business hours, Bradesco’s branches are renowned for their practicality and comfort, facilitating and streamlining operations, in addition to saving time for account holders and users.

On December 31, 2012, the Bradesco Dia & Noite ATM network comprised 34,859 terminals strategically located throughout the country, 34,362 of which operating on weekends and holidays, offering quick and practical access to the various products and services. Bradesco customers also have access to 12,975 Banco24Horas terminals for withdrawals, account statements, balance queries, loans, bill payments and account transfers. Using biometrics and six-digit PIN codes, customers can effect withdrawals and check their balance without using their debit cards at Bradesco Dia & Noite ATMs equipped with the “Bradesco Security in the Palm of Your Hand” biometric scanning system.

As part of its ongoing commitment to social inclusion, Bradesco has adapted its branches and provided ATM equipment that is appropriate for people with physical or visual difficulties, allowing for their independent use. In addition to Internet Banking and the Bradesco Celular mobile phone service for the visually impaired, the Bank offers bank statements and checkbook templates in Braille or extra-large print. The deaf and hard of hearing can make use of a personalized digital service (written communications) at Fone Fácil, while Bradesco’s website and Facebook page offer content in Brazilian sign language (Libras). The Bank also offers the Bradesco Virtual Mouse, which is controlled by head movements, for customers with upper-limb motor-impairment.

In addition to the Company’s website bradesco.com.br, which contains all the Bank’s products, there are specific sites for the Bradesco Prime, Private, Middle Market and Corporate segments. Corporate clients also have access to Bradesco Net Empresa for simple and safe Internet consultations, banking transactions and file transfers.

The Loans and Financing shopcredit.com.br website provides individual and corporate clients with Bradesco’s complete credit portfolio, including detailed information on the modalities available, together with simulators for calculating operations involving personal loans, overdraft facilities, consumer financing, leasing, mortgages, rural loans, Finame financing lines, auto insurance and others. Bradesco was also the first bank to allow individual customers to contract personal loans on-line.

The Bradesco Celular mobile phone service allows customers to rapidly and securely access a number of financial services from wherever they may be, including balance consultations, bill scheduling and payments, transfers, loans and pre-paid cell phone recharges. They can also obtain information on products and services. Bradesco’s mobile technology innovations include Bradesco Net Empresa for mobile phones and Bradesco Celular via SMS, through which customers can consult their balance, check their most recent transactions and add credit to their mobile phones.

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Bradesco is also present in all the major social networks, such as Facebook and Twitter, in an effort to improve relations with its customers and the public in general. These interactive channels are used to publish information, news, tips, initiatives, products and services, in addition to resolving doubts and receiving and handling suggestions, complaints and compliments. Through Facebook, customers can access F. Banking, an application that allows them to view their accounts and carry out account transfers and bill payments in a secure environment, given that the system used to access the account is the same one used for Internet Banking, which is hosted at the Bank.

Fone Fácil Bradesco allows customers to access the Bank using their phones, with a focus on business and the execution of financial transactions. The sophisticated system of personalized service with financial experts and the electronic service make Fone Fácil one of the most efficient service channels, available to customers 24 hours a day, seven days a week.

10.Bradesco Companies

10.1.Insurance, Pension Plans and Capitalization Bonds

With a history marked by financial solidity and product innovation in insurance, private pension plans and capitalization bonds, Grupo Bradesco de Seguros e Previdência continues to lead this sector in Brazil.

R$3.587      billion in Net Income from the insurance, private pension plan and capitalization bonds segment, with a Return on Average Equity of 24.37%.

R$19.799     billion in Shareholders’ Equity, 23.71% higher than the previous year.

R$154.371   billion in Total Assets.

R$141.540   billion in free investments and technical reserve coverage.

R$44.308     billion in revenue from insurance premiums, private pension plan contributions and capitalization.

R$26.394     billion in indemnifications, draws and redemptions paid by Grupo Bradesco Seguros.

10.2. BEM – Distribuidora de Títulos e Valores Mobiliários Ltda.

Highly specialized in the fiduciary management of third-party funds in the institutional segment.

R$144.362  billion under management on December 31, distributed through 765 investment funds, 2 managed portfolios and 12,311 investors.

10.3.Leasing Bradesco

Bradesco’s leasing companies are among the leaders in the industry, with 19.42% of the market (reference date: November 2012). Their operations are fully integrated with the Bank’s branch network, maintaining a diversified business strategy in the various segments, as well as operational agreements with major manufacturers, mainly in the transport vehicle and machinery and equipment sectors.

R$8.035      billion invested on December 31, 2012, with 19,036 operations contracted in the year.

319,721      leasing agreements in force at year-end, demonstrating the fragmented nature of the business.

10.4.Bradesco Administradora de Consórcios Ltda.

Bradesco Consórcios offers its clients (Bank account-holders or not) the most complete portfolio of products and services, thanks to its leadership of the real estate, auto and truck/tractor segments, in turn based on detailed planning and synergy with the Bank’s branch network, giving it a nationwide presence allied to the strength and security of the Bradesco brand.

736,202       active quotas at year-end, with 273,432 new quotas sold.

R$29.668     billion in revenue.

10.5.Banco Bradesco Financiamentos S.A.

Banco Bradesco Financiamentos, the Organization’s financing arm, offers direct consumer credit (CDC) for the acquisition of light and heavy vehicles, motorcycles and other goods and services, as well as leasing operations and payroll-deductible loans.

Under the Bradesco Financiamentos brand and supported by BF Promotora de Vendas Ltda., the Bank offers financing and/or leasing through an extensive network of 17,024 affiliates, including resellers and dealerships.

It also offers payroll-deductible loans to retirees and pensioners of the INSS social security system, civil servants, military personnel and employees of accredited private companies, as well as related products (insurance, capitalization, cards, consortium plans, etc.), with the support of BP Promotora de Vendas Ltda. and of Bradesco Promotora, through 1,301 correspondents.

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R$1.099        billion in Net Income in 2012.

R$74.048      billion in Consolidated Assets.

R$41.243      billion in the Loan Portfolio.

10.6. Banco Bradesco BBI S.A.

Bradesco BBI, the Organization’s investment bank, advises customers in M&A, share issues, the structuring and distribution of debt instruments, including debentures, promissory notes, real estate funds, receivables funds (FIDCs), mortgage-backed securities (CRIs) and bonds, both in Brazil and abroad, as well as structured corporate financing operations and project finance.

It also controls Bradesco Corretora de Títulos e Valores Mobiliários, Ágora Corretora de Títulos e Valores Mobiliários, BRAM - Bradesco Asset Management and Bradesco Securities Inc.

R$155.399    billion from advisory services for 174 investment banking transactions in 2012.

Bradesco S.A. Corretora de Títulos e Valores Mobiliários

Bradesco Corretora is recognized as one of the most important brokers in the segment, with a significant share of the stock and futures markets. It provides operational support for its customers through 16 Share Rooms in several Brazilian cities, trading desks, the Home Broker electronic system and the Bradesco Trading application for iPhones and iPads.

To enable small investors to increase their participation in the stock market, the exclusive Automatic Stock Trading System (SANA) facilitates the sale of small lots of shares on the stock exchange through terminals at the branches.

It provides clients with investment and economic analyses covering a broad range of companies and sectors. It also represents non-resident investors in Brazil in the financial and capital markets, administers investment clubs and provides custody services for companies and individuals. It was the first brokerage firm to provide customers with Direct Market Access (DMA), a pioneering service for routing orders via computer, allowing investors to place, buy and sell orders directly in the BM&FBOVESPA’s derivatives markets in total comfort and security.

R$85.972    billion in traded volume on the BM&FBOVESPA in 2012, corresponding to 3,643,005 stock buy and sell orders for 46,769 investors.

27.412        million contracts traded on the BM&FBOVESPA’s derivative markets, with traded volume of R$2.595 trillion.

R$10.555    billion in traded volume via the Home Broker electronic trading system, corresponding to 925,196 stock buy and sell orders.

67,893        clients registered in the Fungible Custody Portfolio on December 31, 2012.

Ágora Corretora de Títulos e Valores Mobiliários S.A.

Ágora handles all types of operations on the BM&FBOVESPA, offering a complete range of stock market products, as well as access to investment funds, commodities and futures, direct treasury services and investment clubs. It has also developed a trading tool for each type of investor profile: Home Broker, Home Broker 2.0, Ágora Trade Pro and Ágora Mobile.

Relations with customers are marked by intense interactivity, including social networks and daily forums, chats and video chats on a variety of issues involving the financial market. The agorainvest.com.br site gives clients access to exclusive content, such as sector and company reports, recommended portfolios and Ágora TV, which provides daily analysis of the domestic and international markets by its in-house team of analysts, as well as programs on individual company analyses and interviews with representatives of sector leaders.

R$37.149    billion in traded volume handled by the Home Broker system, corresponding to 792,677 stock buy and sell orders.

Overseas Brokerages (Bradesco Securities, Inc., Bradesco Securities UK Limited and Bradesco Securities Hong Kong Limited)

Bradesco Securities, Inc., based in New York, provides services to the U.S. market, while Bradesco Securities UK Limited, based in London, provides services to the European Market, and Bradesco Securities Hong Kong Limited, based in Hong Kong, provides services to the Chinese market, involving stock brokerage for ADRs and shares listed on the local exchanges. They also operate as broker-dealers in the distribution of public and private securities to international investors.

BRAM - Bradesco Asset Management S.A. DTVM

With its extensive experience and specialization, BRAM provides services to several Bank segments, including Bradesco Prime, Bradesco Empresas, Corporate, Private, Retail and Institutional Investors, as well as the international area.

In 2012, BRAM launched several pioneering products, including the BDR Level I Funds, which invest in U.S. company shares, and the Quantitative Funds, which benefit from the use of filters and statistical models. In addition, products were designed with strategies involving commodities, as well as long-term Protected Capital, in which investors benefit from a possible rise in the market without risking their invested capital.

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In the international arena, it expanded its range of Luxembourg-based funds (Bradesco Global Funds) with the Short Duration Fund, which is designed to generate higher returns than the money market funds with lower risk, and the Latin America Equity Fund, which invests in companies from countries such as Mexico, Chile, Peru, Colombia and Brazil.

R$ 297.469   billion at year-end, distributed through 606 investment funds and 229 managed portfolios, covering 3,147,460 investors.

11.      Corporate Governance

Bradesco’s presence in the Brazilian capital market began in 1946, when the Bank’s shares were listed on the stock exchange just over three years after it was founded (BBDC3 – common shares and BBDC4 – preferred shares). In 2001, it began trading on the NYSE (American Depositary Receipts – Level II ADRs – BBD) and the Madrid Stock Exchange (Latibex - XBBDC). In the same year, it voluntarily adhered to the requirements of the BM&FBOVESPA’s Level 1 Special Corporate Governance Segment.

Bradesco’s Management comprises the Board of Directors and Board of Executive Officers. Members of the Board of Directors are elected annually by the Annual Shareholders’ Meeting, and in turn elect the members of the Board of Executive Officers.

The Board of Directors is supported by several statutory advisory bodies – the Compensation, Audit, Internal Controls & Compliance, Ethical Conduct, and Integrated Risk Management & Capital Allocation Committees – and there are also a number of executive committees that help the CEO conduct the Company’s business.

The Fiscal Council, a non-permanent statutory body, has been installed on an annual basis since 2002. The Annual Shareholders’ Meeting of March 9, 2012 resolved to maintain the body, which is composed of three sitting members and three alternate members with a mandate until the next Annual Shareholders’ Meeting in 2013. One sitting member and one alternate member are elected by the preferred shareholders.

The Bank currently holds an AA+ rating (Excellent Corporate Governance Practices) from Austin Rating.

Bradesco voluntarily adhered to the Code of Self-Regulation and Best Practices of Publicly-Held Companies (ABRASCA), adopting the “apply or explain” procedure, as part of its constant drive to improve its governance.

Even though Bradesco has separated the duties of the Chairman of the Board of Directors from those of the CEO since 1999, in 2012 it included a clause in the Bylaws prohibiting the occupation of both positions by a single person, in accordance with the Level 1 Corporate Governance Listing Rules.

In compliance with CVM Rule 381/03, in 2012 the Bradesco Organization neither contracted from nor had services provided by KPMG Auditores Independentes that were not related to the external audit in an amount exceeding 5% of the total cost of this audit. The other services provided by the external auditors were pre-arranged procedures for reviewing financial information and controls, provision of assistance in meeting the requirements related to fiscal issues, process and technology diagnostics, and training.

This policy is designed to preserve the auditors’ Independence in accordance with generally accepted international criteria, which state that the auditors must not audit their own work, nor perform management duties for their clients nor promote their interests.

11.1.    Internal Controls and Compliance

The efficiency of the Organization’s internal controls is sustained by people, processes and technology. In this context, we rely on a group of dedicated, highly-trained professionals, well-defined and implemented processes, and technology that meets our business requirements.

The Internal Controls and Compliance Policy and the Corporate Risk Management and Control Methodology are fully aligned with the main control frameworks, such as COSO (the Committee of Sponsoring Organizations of the Treadway Commission) and COBIT (the Control Objectives for Information and Related Technology), which deal with business and technology aspects, respectively. They also comply with the requirements of National Monetary Council Resolution 2554/98, the PCAOB (Public Company Accounting Oversight Board) and Section 404 of the U.S. Sarbanes-Oxley Act.

The task of ensuring effective internal controls is developed in conjunction with the areas responsible for managing products, services and processes. These areas are subject to regular adherence tests and the results are reported to the Audit and Internal Control and Compliance Committees, as well as the Board of Directors. In cases of non-compliance, corrective measures are applied and duly monitored.

These initiatives heighten the quality of operating processes and help propagate the importance of a control culture, in turn leading to improved best practices.

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Prevention of Money Laundering and the Financing of Terrorism

Bradesco maintains specific policies, rules, procedures and systems to prevent and/or detect the use of its structure, products or services for the purpose of money laundering or financing terrorism.

Bradesco invests in employee training, with programs in various formats, including informative brochures, videos, courses, folders, distance learning and on-site lectures for areas requiring these activities.

Suspicious or atypical cases are sent for assessment to the Commission for the Evaluation of Suspicious Transactions, containing representatives from several areas, which decides whether to inform the regulatory bodies.

The program is supported by the Executive Committee to Prevent Money Laundering and Terrorism Financing, which is responsible for evaluating the work and the need (if any) to align the Bank’s procedures with best national and international practices and the rules established by the regulators.

Independent Authentication of Models

The Independent Authentication of Models area is responsible for providing reasoned and independent opinions on whether the Organization’s internal models are functioning in accordance with their planned objectives and if the results obtained are suitable for their purpose. It issues reports on its activities and these results, which are conveyed to management, the Internal Audit Committee and the Integrated Risk Management and Capital Allocation Committee (COGIRAC).

Internal business support models facilitate the structuring of critical issues, the creation and fine-tuning of processes, the standardization and streamlining of decisions within their particular context, as well as being an important means of knowledge retention.

In accordance with the guidelines and directives of the New Capital Accord (Basel II) and the Brazilian Central Bank, the internal risk management models are subjected to a continuous process of critical analysis, to ensure their quality and their appropriate response to their objectives, known as the “Independent Authentication Process.”

Information Security

Information security comprises a set of controls, procedures, processes, organizational structures, policies and regulations to ensure the confidentiality, integrity and availability of information. The guidelines for protecting information assets are contained in Bradesco’s Corporate Information Security Policy and Rules.

Based on the best practices and international standards, the corporate awareness and training programs, as well as the policies and regulations, are focused on the total protection of customer data and Bradesco’s strategic information.

The Corporate Security Executive Committee meets on a quarterly basis to examine and approve guidelines, measures and directives that support the Organization’s information security processes and procedures.

Integrated Management System

In an effort to improve results and expand resource management capacity, Bradesco adopted one of the most modern concepts for integrating organizational processes, Enterprise Resource Planning (ERP).

This system covers human resources, training, the purchase of materials and services, accounts payable, physical and tax receipts, fixed assets, bank accounting, cash controls, works management and maintenance, audits and real estate. System users receive continuous training through on-site and e-learning programs.

The ERP allows the Organization to standardize its processes, speeds up decision making and streamlines operational security, while minimizing operating costs and increasing productivity.

11.2. Internal Audit

Reporting directly to the Board of Directors, the General Inspectorate is responsible for the Organization’s internal audit. It performs corporate inspections and consulting and auditing tasks in order to mitigate business and information technology risks while ensuring compliance with the various policies, norms, standards, procedures and internal and external regulations governing the area.

11.3. Information Disclosure and Transparency Policies

In line with its market transparency principle, Bradesco publishes a number of periodicals. The Cliente Sempre em Dia newsletter, with a print-run of 300 thousand copies, and Revista Bradesco, with a print-run of 1.5 thousand copies, are published every three months, PrimeLine, with a print-run of 200 thousand copies, is published every two months, and Fact Sheet, which presents Bradesco’s financial highlights for the period, is printed on demand. All are geared to external audiences. The Bank’s Management Report and Sustainability Report are published annually and the Report on Economic and Financial Analysis Report, which is a detailed compilation of the data most requested by readers interested in the area, is available on its investor relations website bradesco.com.br/ri.

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11.4. Investor Relations – IR

The Investor Relations area ensures that the Bank retains direct relations with individual and corporate investors in Brazil and abroad. Its interactivity plays a fundamental role in Bradesco and benefits the entire market, enabling investors to form an accurate assessment of the Bank, as well as giving the Institution important insights into the opinions and performance of the financial community.

The Company’s IR website bradesco.com.br/ri, which is available in Portuguese and English and is segmented for each investor profile, provides shareholders, investors and market analysts with clear, timely and extensive information, including a corporate profile, historical data, ownership structure, management reports, financial results and APIMEC meetings, as well as other information of interest to the financial market.

In order to disclose its performance, in 2012 the Bank held 18 meetings with APIMEC (Association of Capital Market and Investment Professionals), with over 4 thousand participants, all of which were broadcast live over the internet, with simultaneous translation into English, attracting over 5 thousand viewers. In addition to transmission via iPhones, iPads and Android-equipped phones, the Sao Paulo event was also broadcast in Libras (Brazilian Sign Language), increasing the democratization of information. It also took part in several editions of ExpoMoney, the largest financial education event in Latin America, in Belo Horizonte, Brasília, Curitiba, Florianópolis, Porto Alegre, Recife, Rio de Janeiro, Salvador and São Paulo.

Throughout the year, Bradesco held video chat to disclose its results and also 149 internal and external meetings with analysts, 236 conference calls and 26 events abroad, as well as 292 communications with investors via the Fale com o RI (Contact the IR Department) service on the website.

11.5. Bradesco Ombudsman

Created in 1985, five years before the issue of the new Consumer Defense Code, to register and handle complaints and suggestions from the Bank’s clients, Alô Bradesco was the financial market’s first communications channel with the general public.

The Ombudsman’s Department promotes the values that guided the creation of Alô Bradesco, and includes the position of Ombudsman, who maintains open and direct dialogue with customers and users, the response to which underlines Bradesco’s commitment to ensuring customer satisfaction and recognizing client tendencies and demands.

433,181     contacts registered in 2012.

12. Integrated Risk Control

12.1. Risk Management

Given the growing complexity of products and services and the globalization of the Organization's business, risk management has become a highly strategic activity, which must be constantly enhanced to keep pace with the dynamism of the markets and the pursuit of best practices, exemplified by the fact that Bradesco became the first and only Brazilian bank authorized by the Central Bank to use its own internally-developed market risk management models to calculate regulatory capital as of January 2013.

The Organization exercises corporate risk control in an integrated and independent manner, preserving and valuing collegiate decision-making and developing and implementing methodologies, models, and measurement and control tools, supported by statutory and executive committees, including the Audit Committee. It also ensures that all employees, from the business areas to the Board of Directors, are aware of these mechanisms.

The management process ensures that risks can be proactively identified, measured, mitigated, monitored and reported as required in line with the complexity of the Organization’s financial products and activity profile.

12.2. Credit Risk

Credit risk management is a continuous and evolutionary process of mapping, developing, measuring and diagnosing through models, instruments and procedures; it requires a high degree of discipline and control when analyzing operations in order to preserve process integrity and independence. Credit risk management considers all aspects related to the granting of loans, including the characteristics of the borrower, concentration, guarantees and terms, on which the quality of the portfolio is based.

The Organization continuously maps all activities that could generate exposure to credit risk, measuring and classifying each in terms of probability and magnitude, identifying their managers and planning for mitigation. Control is exercised on a centralized and standardized corporate basis.

12.3. Market Risk

Market risk is carefully identified, mapped, measured, mitigated and managed. The Organization’s market risk exposure profile is conservative and guidelines and limits are independently monitored on a daily basis.

All the activities of all the Organization’s companies exposed to market risk are controlled on a centralized, corporate basis.

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12.4 Liquidity Risk

The Market and Liquidity Risk Management Policy, together with the resulting rules and procedures, defines minimum liquidity levels, including stress scenarios, the types of financial instrument in which funds should be applied and the operational strategy to be adopted, if needed.

The liquidity risk management process involves monitoring the composition of available funds on a daily basis, ensuring compliance with minimum liquidity levels and drawing up a contingency plan for stress situations. The control and monitoring of positions is conducted on a centralized basis.

12.5. Operational Risk

The management of operational risk is essential for the generation of added value. This risk is controlled in a centralized manner through identification, measurement, planned mitigation and follow up on a consolidated basis and in each Organization company.

One of the most important mitigation mechanisms is business continuity management, which comprises a series of structured plans to be adopted in crisis situations to ensure the recovery and continuity of business and the prevention of losses.

12.6. Risk Factors and Critical Accounting Policies

Bradesco discloses its risk factors and critical accounting policies in the Reports and Spreadsheets – SEC Reports section of its IR website bradesco.com.br/ri., pursuant to best international corporate governance practices and the consolidated financial statements, prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). These factors include potential political and economic situations in local and international markets that could have a direct impact on the Bank’s day-to-day operations and, consequently, its financial situation.

13. Intangible Assets

Based on the price of its shares on December 31, 2012, Bradesco’s market capitalization stood at R$131.908 billion, equivalent to 1.9 times its book value of R$70.047 billion. The substantial difference is due to the strength of its intangible assets, which, although not reflected in the balance sheet, are perceived and evaluated by investors.

Bradesco’s strategic planning always seeks the best results, setting realistic and conservative goals that take into consideration: the value of the Bradesco brand; best corporate governance and culture practices; the scale of its businesses; the various relationship channels with its different target groups; an innovative information technology policy; the broad diversification of its products, services and solutions and the coverage and reach of the customer service network, which is present in all of Brazil’s municipalities and abroad; a dynamic and responsible social and environmental responsibility policy; a robust human resources policy that: a) ensures solid relations between all employees and consequently increases the level of mutual trust; b) indicates the opportunities for professional recognition and development; c) substantially reduces the staff turnover rate and associated costs; and d) cultivates a long-term vision at all levels of the Organization. All of these factors are inextricably linked to sustainability.

13.1. Bradesco Brand

In 2012, the Bradesco brand received substantial recognition:

•   One of the 10 most valuable brands in the financial sector, according to a ranking by the consulting firm Brand Finance published by The Banker magazine;

•    The most valuable financial institution brand in Latin America, according to the consulting firm BrandAnalytics / Milward Brown, published in IstoÉ Dinheiro magazine;

•    The most valuable brand in Latin America for the second consecutive year, according to a survey by the consulting firm Brand Finance Latin America; and

•    The most memorable brand in the Top Finance and Insurance categories of the Top of Mind 2012 Awards, granted by the newspaper Folha de S.Paulo.

13.2. Human Resources

Bradesco’s Human Resources Management model is guided by excellence, transparent relations based on respect, and ongoing investments aimed at developing and sharing knowledge, while valuing all people equally, without discrimination.

The Organization’s Human Resources Management Policy is based on recognizing employees' performance and increasing their potential for achievement through intensive training. At the close of 2012, it had 103,385 employees, 85,777 working for the Bank and 17,608 for affiliated companies.

Investments in training programs, geared towards all areas of the Organization, are aimed at enhancing skills and promoting professional growth, and the results have been exceptionally positive in terms of the quality and excellence of the services provided.

In order to ensure that its employees keep abreast of the latest advances, the Organization promotes managerial development programs through specialization courses, as well as graduate courses and MBAs in partnership with universities and business schools.

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The Advanced Development Program enables executives to study at top universities abroad, in order to develop and refine their technical and personal skills, ensuring the continuous improvement of management processes through the addition of global knowledge.

The increasing investments in training, which make use of the potential of technological innovations, allow the Bank to expand its educational resources to include on-site or distance learning through video courses, workbooks, e-learning, teleconferences, videoconferences, etc. These initiatives include TreiNet – Training by Internet/Intranet, a distance-learning tool with extensive coverage. In 2012, 1,328,242 employees took part in the program, underlining its importance and the extent of its coverage.

Bradesco provides its employees with a series of benefits aimed at improving their safety, well-being and overall quality of life, as well as that of their dependents. In 2012, 206,685 individuals benefited. These benefits include:

•    Healthcare plans;

•    Dental plans;

•    Private pension and retirement plans;

•    Group life and personal accident insurance;

•    Group auto insurance; and

•    The VIVA BEM Program, a set of initiatives designed to improve employees’ quality of life – Healthy Management, Stopping Smoking, Physical Activity, Health Training, Nutritional Guidance and 0800 VIVA BEM.

Bradesco is recognized as a Career Bank, which acts as a motivating factor for all of its employees, since it provides opportunities for development, planning and access to all hierarchical levels, allowing employees who join the Company in entry level positions to prosper and grow.

For the thirteenth consecutive year, Bradesco figured among the 100 Best Companies to Work For in Brazil, according to an Época magazine survey compiled by the Great Place to Work Institute, a global working environment consulting firm. It was also included in the Guia Você S/A 150 Best Companies to Work survey conducted by the Fundação Instituto de Administração (FIA) for the fourteenth consecutive year and in the 30 Best Places to Begin a Career list, conducted by FIA and Cia. de Talentos and published by Você S/A magazine, for the second consecutive year, in which it received special recognition in the Talent Retention area. In addition, it was featured for the ninth time in Valor Carreira magazine’s Best in People Management rankings, edited by Valor Econômico newspaper, with technical support from Aon Hewitt.

R$132.596   million invested in training programs, with 2,089,907 participations.

R$1.090      billion invested in the Food Program, with the daily supply of 136,467 meals, 148,843 meal vouchers and 268,338 food vouchers.

5,026          million medical and hospital consultations.

462,639       dental service consultations.

Internal Communication

The Organization’s employees receive information on the policies, guidelines and operational procedures to be adopted, through newsletters available on the Intranet (Section “Normativos”), a protected area regulated by the Corporate Information Security Policies and Regulations, as well as the Rules and Procedures for Using and Accessing the Intranet.

Objective and consistent, TV Bradesco is an excellent internal communications channel at every level, informing, integrating and motivating the Bank’s employees. In this context, the publications Revista Interação and Sempre em Dia (daily update), made available through the Intranet, have made an outstanding contribution.

The CEO’s Blog is as an internal and interactive channel to promote the exchange of information and opinions between employees and the CEO’s office. The blog discusses issues of particular importance to the Organization and the country and is also available through the Intranet.

13.3. Information Technology

Bradesco is among the Banks that invest most in information technology, which is one of the central pillars of its strategy, in order to offer its customers increasing levels of comfort, facility and security through services that meet their needs.

Bradesco's technological environment is fully up to date and equipped to meet the growth in business volume and customer transactions. In 2012, the processing capacity of the Bank’s computers increased by 20.10%, given an average daily volume of 269 million transactions. Data storage increased by 17.90%, allowing for even greater availability of service and business information.

Bradesco’s broad framework and state-of-the-art technology are recognized throughout the world, underlining its leading role in the financial sector and making it a benchmark in regard to technology applied to banking. Its Information Technology Center (CTI), which houses the computers for the different platforms and the entire systemic operational support infrastructure, is one of the most modern in the world.

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The Organization’s performance is clear evidence of its effectiveness in deploying innovative options that help fine-tune its excellent service, with a focus on customer satisfaction and its pioneering role in the adoption of new technologies.

For example, August 30, 2012 marked the inauguration of Bradesco Next, an innovative space designed to provide unique, cutting-edge, technological solutions, where members of the public can access a digital, multi-touch environment, which includes such features as financial consulting services at a desk with an interactive screen, and an ATM that sends transaction receipts via e-mail and allows withdrawals using biometric information only – the palm of the hand – without the need for a card, among other customer-relations innovations.

R$4.408         billion invested in IT maintenance, expansion and innovation.

14. Marketing

2012 was an important year for Bradesco’s communications initiatives. With the advent of the London Olympics and Paralympics, the Bank stepped up its 2016 Rio Olympics sponsorship publicity in several media, and reiterated its commitment to helping build a Brazil that is rich in ideas, attitudes and achievements.

The slogan Agora é BRA. BRA de Brasil. BRA de Bradesco (Now its BRA. BRA for Brazil. BRA for Bradesco) encapsulates the Bank's commitment to the country and to the Olympic values applied to everyday life. Campaigns such as Contagem Regressiva, Brazuca, Uniforme and Uniforme Paralímpicos were part of the marketing effort based on this theme.

The film O Rio agora é BRA celebrated the moment that Brazil was chosen to be the host of the next Olympic Games, sharing with Brazilians, from every region, state, city and belief system the beginning of this journey to construct an Olympic legacy.

It also ran a film that highlighted the special moment being experienced by Brazil, in terms of its economy and the shared history of confidence in the country, side-by-side with the bank's customers, in the fields, in the cities, in industry, in business, in communities, in the past, in the present and in the future. The Gerente campaign showed the importance of managers in the Bank’s branch network, in their dealings with customers, based on first-class customer service, the provision of products and services, and the clarification of any doubts. The Uniforme Kids campaign reaffirmed the Bank's commitment to the Brazil of tomorrow, with children symbolizing the strength of our partnership with the population, while the Mobilidade campaign emphasized Bradesco’s extensive range of secure and convenient customer service channels, particularly during the holidays, such as ATMs, mobile banking and Internet Banking.

Another chapter in Bradesco’s marketing campaign involved regional festivals. To show its encouragement and support, the Bank ran campaigns based on each event in the local media, including Carnaval, Círio de Nazaré, Semana Farroupilha, Natal Luz de Gramado and Sonho de Natal de Canela.

The end-of-year campaign used texts from the Brazilian literary cannon by writers such as Carlos Drummond de Andrade, Mário Quintana and Fernando Sabino. The spots, which used typography and animation, and were released on the social networks, expressed the sentiment that the new year is a great opportunity to start over, to transform, and to believe that 2013 will be even better.

Once again, Grupo Bradesco Seguros presented the city of Rio de Janeiro with its traditional Christmas Tree on Rodrigo de Freitas lake. With the theme As Quatro Estações do Ano (The four seasons), this event is already part of the city’s calendar of tourist attractions, in addition to embodying the principles of social and environmental responsibility, being powered by a biodiesel generator.

280            regional, industry and/or professional events held nationwide, including trade fairs, seminars, congresses and cultural/community events, received Bradesco’s support in 2012.

15. Sustainability at the Bradesco Organization

Ever since it was founded, the Bradesco Organization has been committed to the social and economic development of Brazil. Issues such as banking inclusion, education and best practices in regard to sustainable business development have always been part of its day-to-day activities. Its initiatives in this area are focused on three pillars: sustainable finances, responsible management and social and environmental investments.

The financial inclusion initiatives focus on accessibility, both physical and digital, the development and marketing of specific products and services, and financial education activities focused on the responsible use of credit and the other products and services offered to the population, as well as personal finance.

The Bank maintains an Executive Sustainability Committee comprising two members of the Board of Directors and statutory executive officers. The issue of sustainability is also handled by other committees and included in the Organization’s strategic planning.

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Bradesco’s Corporate Sustainability Policy emphasizes such aspects as ethical behavior and transparency and underpins the Bank’s actions at all levels of activities and relationships. It also defines the risks and socially responsible criteria for doing business, such as lending and investments. In order to continue its engagement with stakeholders, in April 2012 Bradesco held a meeting to discuss the Organization's current approach to sustainability and evaluate the expectations of its various stakeholders.

Having adhered to the Equator Principles since 2004, in 2012 the Organization took part in discussions in Washington D.C. to revise the commitment, as a result of which the signatory financial institutions undertook to adopt criteria for evaluating the risk and social and environmental impact of the projects they finance. It is also a signatory to the UN’s Principles for Responsible Investment (PRI) through BRAM - Bradesco Asset Management, which evaluates social, environmental and corporate governance questions in its investment analysis. Through the Brazilian Federation of Banks (FEBRABAN), it also signed the Green Protocol, a commitment proposed by the Ministry of the Environment to implement a common sustainability agenda for the banking sector.

In 2012, for the third time, the Bank sponsored the World Forum on Sustainability, held in Manaus, Amazonas, under the theme "Green Economy and Sustainable Development." It also attended the United Nations Conference on Sustainable Development, Rio+20, held in June in Rio de Janeiro, during which it took part in talks, and sponsored the Global Compact’s “Rio+20 Corporate Sustainability Forum: Innovation & Collaboration for the Future We Want” event. Financial inclusion, which is one of Bradesco’s business priorities, was the main issue for the panel at this event.

Concerned with the rational use of natural resources and in line with the Guidelines of the Eco-efficient Management Program, the Organization has an entire area dedicated to managing electricity and water consumption. The Program also covers other initiatives, including recycling, the appropriate disposal of technological waste and the use of certified paper, refilled ink cartridges and furniture made of certified wood. In 2012, it held the 10th Meeting of Bradesco Suppliers, involving, in each of the meetings, approximately 1,000 companies from a variety of segments, in order to engage them in the culture of social and environmental responsibility.

For the seventh consecutive year, in recognition of its corporate policies, the Bank was included in the NYSE’s Dow Jones Sustainability Index, comprising those companies with the best sustainable development performance. Since 2010, it has been included in the BM&FBOVESPA’s Carbon Efficient Index (ICO2) and, for the eighth consecutive year, it was selected for inclusion in the portfolio of BM&FBOVESPA’s Corporate Sustainability Index (ISE), which includes companies with the best corporate sustainability indicators.

Bradesco’s Sustainability Report has been published on an annual basis since 2006, in accordance with the guidelines of the Global Reporting Initiative (GRI) and constitutes an important tool for communicating the Organization's main sustainable development initiatives.

Fundação Bradesco

Fundação Bradesco, the Organization’s pioneering social investment vehicle which runs one of the largest private social and educational programs in Brazil and the world, has 40 schools which are located in all Brazilian states, including the Federal District, mostly in socially and economically underprivileged regions.

In 2012, it had 111,512 students enrolled in its schools in the following areas: Basic Education (Kindergarten to High School) and Vocational Training - High School); Youth and Adult Education; and Preliminary and Continuing Vocational Training, which focuses on creating jobs and income. In addition to a formal education, the more than 47 thousand students enrolled in Fundação Bradesco’s basic education system also receive uniforms, school supplies, meals, and medical and dental assistance free of charge.

A total of 365,430 students also completed at least one of the distance learning courses available on the Virtual School e-learning portal, while a further 118,595 benefited from partnership projects and initiatives, including the Digital Inclusion Centers (CIDs), the Educa+Ação program and technology courses (Educar e Aprender).

The pass rate at the Fundação Bradesco schools averaged 95.00% in 2012.

One of Fundação Bradesco’s main concerns is to produce creative, productive and entrepreneurial citizens and it therefore offers training and vocational courses for workers at a variety of levels. There are a wide range of courses with flexible and customized curriculums that aim to provide the students with a foundation for starting up their own business or taking advantage of better jobs and opportunities in the market.

For the tenth consecutive year, the National Volunteer Action Day, held on May 19, mobilized more than 26 thousand volunteers from all the its units, who performed over 430 thousand services in the areas of citizenship, education, leisure, sports and the environment at more than 80 sites, including the Digital Inclusion Centers (CIDs).

Since its pioneering implementation in 1998, the Program to Promote Computer Use by the Visually Impaired, has trained 11,930 individuals, ensuring the social inclusion of thousands of people.

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Fundação Bradesco also develops initiatives in several other areas, including environmental education, finance and taxes, work and consumption, sexuality and personal care, prevention of drug abuse and the responsible use of the internet, in conjunction with various partners specializing in preparing educators and educational materials, including Canal Futura and SOS Mata Atlântica, among others.

Fundação Bradesco helps improve the quality of life of the communities where it operates, making it a socially responsible investment in the best sense of the term. It also represents a unique means of distributing the wealth generated by the Bradesco Organization, given that most of its resources derive from its status as a Bradesco shareholder.

R$374.213  million in investments by Fundação Bradesco in 2012, with R$460.961 million programmed for 2013 to finance educational benefits for: a) 106,843 students enrolled in its schools, in basic education, youth and adult education, and preliminary and continuing vocational training; b) 350 thousand students who will complete at least one of the distance-learning courses on offer (EaD); and c) 68,323 people through partnership projects and initiatives, including the Digital Inclusion Centers (CIDs), the Educa+Ação program and technology courses (Educar e Aprender).

R$3.732      billion, in present value, invested by Fundação Bradesco to finance its activities in the last ten years.

R$262.391  million in other investments by the Bradesco Organization in 2012, in social projects focusing on education, the arts, culture, sports, health, sanitation, combating hunger and food safety.

Bradesco Sports and Education Program

Aiming to encourage citizenship and social inclusion among children and teenagers, the Bradesco Sports and Education Program has been promoting the practice of sporting activities for more than 25 years, together with initiatives related to education, health, and well-being.

The Program maintains 17 Training and Specialist Centers in Osasco (SP) to teach women’s basketball and volleyball in the Sports Development Center, Fundação Bradesco schools, Sports Centers and private and public schools. Currently, more than 2 thousand girls aged from 8 to 18 take part in the program, reinforcing the Organization’s commitment to a country that is ever more accepting of valuing talent, effort and the exercise of citizenship.

16. Recognition

Ratings– In 2012, Bradesco received the highest ratings attributed to Brazilian banks from domestic and international ratings agencies:

•    Fitch Ratings discontinued its global individual ratings, replacing them with feasibility ratings. Bradesco received a feasibility rating of “a-“. All of the other ratings were maintained;

•     Moody’s Investors Service confirmed Bradesco’s long-term foreign currency deposit rating at “Baa2”, with a positive outlook, its short-term foreign currency deposit rating at “Prime-2”, and its long-term foreign currency senior debt rating at “Baa1”, also with a positive outlook;

•   Standard & Poor's raised Bradesco’s short-term foreign and local currency rating from “A3” to “A2”. All of the other ratings were maintained;

•   The Rating and Investment Information (R&I) credit risk rating agency, confirmed Bradesco’s global scale issuer rating at “BBB”.

Rankings – In 2012 Bradesco was honored by several important domestic and international publications:

•     One of the 10 most valuable brands in the global financial sector, according to Brand Finance and the British magazine The Banker, published by the Financial Times group;

•      Most valuable brand in Latin America, by Brand Finance Latin America;

•      The private company with the most valuable brand in Brazil, according to BrandAnalytics/Millward Brown, for IstoÉ Dinheiro magazine;

•      One of the most solid banks in the world according to a survey by Bloomberg News, the leading international financial news agency. Bradesco was placed 13th among 20 institutions worldwide, and was the only genuinely Brazilian bank in the list;

•      Best Brazilian and Latin American Bank by LatinFinance, which is regarded as a benchmark publication by the international financial sector;

•      Best Brazilian bank in the 2012 edition of The Banker Awards, granted by The Banker magazine, a leading financial sector publication which elects the best banks from a variety of countries and regions every year;

•      Largest private group in Brazil, according to the Valor Grandes Grupos ranking, published by the newspaper Valor Econômico and Valor Data;

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•      Leader in the Folha Top of Mind survey, in the Top Finance category, with Bradesco Seguros heading the Insurance category;

•      First in the 200 Largest Groups and the 50 Largest Banks Operating in Brazil by Exame magazine’s Biggest and Best yearbook. It was also the top private-sector financial institution in terms of cash deposits and rural credit, with the highest number of account holders and the leader in terms of active credit cards. In the Insurance segment, three Grupo Bradesco Seguros e Previdência companies were ranked among the top six in the country: Bradesco Saúde, in first place, Bradesco Vida e Previdência and Bradesco Auto/RE;

•      Included in the Top Management 2012 ranking, compiled by ValorInveste magazine, a Valor Econômico publication, in a survey conducted by Standard & Poor’s, which lists the best fund managers of 2012, and also in the Investment Report – The Best Funds, published by the newspaper Brasil Econômico, and prepared by Austin Rating;

•      Elected the Best Bank in Latin America, according to a study prepared by América Economia magazine;

•      Elected Company of the Year by the Best of Dinheiro 2012 yearbook in a survey conducted by IstoÉ Dinheiro magazine in association with KPMG, Trevisan and Economatica. The Bradesco Organization was also elected Best Insurance Company, Best Health Company and Best Human Resources Management Company;

•      Ranked first in the Banks category by the Best of Brazil 2012 year book, promoted by Brasil Econômico newspaper, in a survey by the consulting firm Austin Rating;

•      Elected the most innovative company in customer relations, according to a survey conducted by DOM Strategy Partners, published in Consumidor Moderno magazine;

•      Elected one of the 100 Best Companies to Work For in Brazil, according to a survey by Época magazine, evaluated by the Great Place to Work Institute;

•      Elected one of the 150 Best Companies to Work For, according to Guia 2012 Você S/A, in a study conducted by the Management Institute Foundation – FIA;

•      Highlighted by the Valor 1000 year book, published by Valor Econômico newspaper, which elected Grupo Bradesco Seguros e Previdência as Brazil’s best insurance company;

•     Bradesco BBI elected 2011 fixed income origination leader by the Brazilian Financial and Capital Markets Association (Anbima). The magazine Global Finance, a publication specializing in international finance, chose it as the best investment bank in Brazil; and

•       Bradesco Corretora was ranked first in Agência Estado’s AE Projeções ranking in the Top 10 General and Top 10 Basic categories.

Awards – The Organization won 56 awards from independent sources in 2012 in recognition of the quality of its products and services:

•      Best Places to Start a Career Award, in the category of young talent retention, by Você S/A magazine, in partnership with Fundação Instituto de Administração (FIA);

•      Award for Excellence 2012, from Euromoney magazine, in the Best Bank in LatAm and Best Bank in Brazil categories;

•       Latin Finance – Deals of the Year Award, from Latin Finance magazine; and

•       Granted the Best Relations with Financial Sector Investors Award, promoted by IR magazine together with Revista RI and the Brazilian Investor Relations Institute (IBRI).

Certifications – The Bradesco Organization has received the following certifications for its Management System:

•      SA8000 – Social Responsibility

    Bradesco’s Social Responsibility Management System, based on International Standard SA 8000®:2008, establishes requirements in accordance with the Organization's Human Resources Management Policy and is aimed at promoting the ongoing improvement of workplace relations and conditions, extending its commitment to respect for human rights, children's rights and fundamental labor rights to its suppliers.

•       OHSAS 18001 – Occupational Health and Safety

    This internationally recognized certification for occupational health and safety management systems covers the Information Technology Center in Cidade de Deus, in Osasco (SP) and the buildings on Av. Paulista and Rua Itapeva, in São Paulo (SP). OHSAS 18001 was developed to be compatible with ISO 9001 and ISO 14001. The Occupational Health and Safety Management System effectively helps to identify dangers and risks, visually monitor working environments and ensure compliance with the current legislation, thereby ensuring a safe and healthy workplace.

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•      ISO 14001 – Environmental Management

    ISO 14001 recognizes management systems that help achieve environmental goals, especially initiatives for reducing solid waste from construction work and consumption items. Bradesco was the first financial institution in Brazil to receive this certification, for the Avenida Paulista building, in São Paulo (SP), and the Information Technology Center, in Cidade de Deus, in Osasco (SP).

•      ISO 14064 – Measurement and Reporting of Greenhouse Gas Emissions

    This certification covers the entire Bradesco Organization and includes direct and indirect emissions from the importing of electricity and other indirect emissions from companies controlled by Bradesco.

•      GoodPriv@cy – Data Protection and Privacy

     Six certificates were granted to the Organization’s products and services, which guarantees the adoption of internationally established data protection and privacy standards.

ISO 9001 – Quality Management

    The Organization was granted 210 certificates that seek to continuously improve processes and business performance in order to increase customer satisfaction while considering the needs of all stakeholders.

•       ISO 27001 – Information Security Management

     Bradesco holds two certifications, one relating to logical security processes, which guarantees access codes for applications on the Bank’s internal network in the Security and Contingency Management area, and the other relating to certifications of infrastructure, storage and operations in the Information Technology Center – CTI.

•       ISO 20.000 – Management of IT Service Delivery

     Certification of services to process routines and transactional services, transfer files, print reports and documents for clients, as well as data communications, software installations and support for user equipment.

    The results for the fiscal year reflect the success of the Organization’s efforts in a volatile macroeconomic environment and consolidate the positions it has achieved, motivating our entire team to exceed expectations in pursuit of increasingly consistent results and reinforcing our unshakable optimism and willingness to help to build a just and prosperous nation. These results would not have been possible without the support and trust of our shareholders and customer

Cidade de Deus, January 25, 2013

The Board of Directors and

Board of Executive Officers

(*)Excludes the mark-to-market effect of available-for-sale securities recorded under shareholders’ equity. s, as well as the efficient and dedicated work of all our employees.

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Consolidated Statement of Financial Position - R$ thousand

Assets	2012		2011
	December	September	December
Current assets	626,948,689	612,443,567	562,506,507
Cash and due from banks (Note 6)	12,077,018	12,943,991	22,573,846
Interbank investments (Notes 3d and 7)	150,950,829	125,892,805	80,409,064
Investments in federal funds purchased and securities sold under agreements to repurchase	142,546,268	117,856,744	71,526,347
Interbank deposits	8,404,561	8,037,180	8,883,970
Allowance for loan losses	-	(1,119)	(1,253)
Securities and derivative financial instruments (Notes 3e, 3f, 8 and 32b)	231,812,289	241,899,736	224,554,220
Own portfolio	171,561,707	176,499,275	131,896,960
Subject to repurchase agreements	42,342,657	57,957,328	73,902,952
Derivative financial instruments (Notes 3f, 8e II and 32b)	2,580,583	2,585,305	755,178
Subject to the Brazilian Central Bank	5,195,610	-	8,500,046
Underlying guarantee provided	10,127,402	4,008,664	2,101,308
Securities subject to unrestricted repurchase agreements	4,330	849,164	7,397,776
Interbank accounts	48,064,254	55,071,776	71,300,080
Unsettled payments and receipts	28,189	768,037	33,170
Restricted credit (Note 9):
- Reserve requirement - Brazilian Central Bank	47,952,417	54,222,409	71,210,757
- National treasury - rural loans	578	578	578
- National Housing System (SFH)	5,186	2,243	3,238
Correspondent banks	77,884	78,509	52,337
Interdepartmental accounts	1,142,013	654,931	1,076,713
Internal transfer of funds	1,142,013	654,931	1,076,713
Loans (Notes 3g, 10 and 32b)	124,544,744	121,870,197	112,208,345
Loans:
- Public sector	332,345	338,055	642,055
- Private sector	136,909,456	134,108,179	123,256,396
Allowance for loan losses (Notes 3g, 10f, 10g and 10h)	(12,697,057)	(12,576,037)	(11,690,106)
Leasing (Notes 2, 3g, 10 and 32b)	4,001,849	4,370,926	5,470,640
Leasing receivables:
- Public sector	-	-	4,571
- Private sector	7,839,788	8,516,508	10,582,854
Unearned income from leasing	(3,396,060)	(3,663,648)	(4,463,540)
Allowance for leasing losses (Notes 3g, 10f, 10g and 10h)	(441,879)	(481,934)	(653,245)
Other receivables	51,913,480	47,273,435	42,876,830
Receivables on sureties and guarantees honored (Note 10a-3)	10,013	7,230	10,241
Foreign exchange portfolio (Note 11a)	11,556,711	11,243,408	9,893,051
Receivables	730,696	678,519	671,821
Securities trading	3,765,737	3,309,379	2,213,190
Specific loans	2,658	2,503	2,193
Insurance premiums receivable	2,710,945	2,780,945	2,322,922
Sundry (Note 11b)	33,963,552	29,976,066	28,471,268
Allowance for other loan losses (Notes 3g, 10f, 10g and 10h)	(826,832)	(724,615)	(707,856)
Other assets (Note 12)	2,442,213	2,465,770	2,036,769
Other assets	1,101,430	1,259,762	1,044,399
Provision for losses	(475,173)	(621,824)	(522,405)
Prepaid expenses (Notes 3i and 12b)	1,815,956	1,827,832	1,514,775
Long-term receivables	237,330,661	227,852,187	183,583,922
Interbank investments (Notes 3d and 7)	861,938	879,572	1,894,062

The accompanying Notes are an integral part of these Financial Statements.

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Consolidated Statement of Financial Position - R$ thousand

Assets	2012		2011
	December	September	December
Interbank investments	861,938	879,572	1,894,062
Securities and derivative financial instruments (Notes 3e, 3f, 8 and 32b)	83,674,776	77,637,517	41,169,373
Own portfolio	61,072,453	51,751,401	34,406,424
Subject to repurchase agreements	17,584,243	24,498,921	6,053,058
Derivative financial instruments (Notes 3f, 8e II and 32b)	575,482	514,354	163,659
Subject to the Brazilian Central Bank	1,498,742	-	-
Privatization currencies	73,917	75,222	81,328
Underlying guarantees provided	402,819	797,619	464,904
Securities subject to unrestricted repurchase agreements	2,467,120	-	-
Interbank accounts	555,758	549,063	528,685
Restricted credits (Note 9):
- SFH	555,758	549,063	528,685
Loans (Notes 3g, 10 and 32b)	115,648,226	112,785,040	107,156,705
Loans:
- Public sector	90,835	138,620	399,481
- Private sector	122,572,350	119,431,942	112,869,947
Allowance for loan losses (Notes 3g, 10f, 10g and 10h)	(7,014,959)	(6,785,522)	(6,112,723)
Leasing (Notes 2, 3g, 10 and 32b)	3,281,427	3,537,135	5,053,182
Leasing receivables:
- Private sector	7,329,630	7,865,903	10,584,266
Unearned income from leasing	(3,737,904)	(3,987,493)	(5,157,314)
Allowance for leasing losses (Notes 3g, 10f, 10g and 10h)	(310,299)	(341,275)	(373,770)
Other receivables	31,742,479	30,832,996	26,923,447
Receivables	38,038	39,265	36,476
Securities trading	240,503	131,178	218,459
Sundry (Note 11b)	31,471,500	30,668,041	26,671,260
Allowance for loan losses (Notes 3g, 10f, 10g and 10h)	(7,562)	(5,488)	(2,748)
Other assets (Note 12)	1,566,057	1,630,864	858,468
Other assets	164	164	565
Prepaid expenses (Notes 3i and 12b)	1,565,893	1,630,700	857,903
Permanent assets	14,812,828	15,992,229	15,442,123
Investments (Notes 3j, 13 and 32b)	1,864,841	1,907,178	2,051,717
Equity interest in unconsolidated companies - In Brazil	1,363,029	1,415,539	1,377,255
Other investments	775,815	765,592	937,472
Allowance for losses	(274,003)	(273,953)	(263,010)
Premises and equipment (Notes 3k and 14)	4,677,858	4,499,596	4,412,633
Premises	1,313,800	1,289,384	1,204,813
Other assets	9,638,712	9,252,973	8,721,606
Accumulated depreciation	(6,274,654)	(6,042,761)	(5,513,786)
Leased assets (Note 14)	-	-	210
Leased assets	-	-	8,578
Accumulated depreciation	-	-	(8,368)
Intangible assets (Notes 3l and 15)	8,270,129	9,585,455	8,977,563
Intangible assets	16,047,935	16,094,453	14,656,406
Accumulated amortization	(7,777,806)	(6,508,998)	(5,678,843)
Total	879,092,178	856,287,983	761,532,552

The accompanying Notes are an integral part of these Financial Statements.

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Consolidated Statement of Financial Position - R$ thousand

Liabilities	2012		2011
	December	September	December
Current liabilities	591,437,924	565,085,672	467,011,126
Deposits (Notes 3n and 16a)	147,917,594	140,689,185	132,108,336
Demand deposits	38,411,734	33,627,630	33,120,757
Savings deposits	69,041,721	65,540,064	59,656,319
Interbank deposits	281,900	252,806	506,045
Time deposits (Notes 16a and 32b)	40,182,239	41,268,685	38,825,215
Federal funds purchased and securities sold under agreements to repurchase (Notes 3n and 16b)	235,321,953	222,559,493	160,814,898
Own portfolio	97,965,691	113,035,061	92,262,194
Third-party portfolio	123,819,731	97,004,669	57,751,033
Unrestricted portfolio	13,536,531	12,519,763	10,801,671
Funds from issuance of securities (Notes 16c and 32b)	30,219,478	28,364,747	14,508,443
Mortgage and real estate notes, letters of credit and others	25,072,831	23,388,301	13,877,269
Securities issued abroad	5,146,647	4,976,446	631,174
Interbank accounts	1,306,231	902,062	681,787
Correspondent banks	1,306,231	902,062	681,787
Interdepartmental accounts	4,360,998	2,747,108	3,932,282
Third-party funds in transit	4,360,998	2,747,108	3,932,282
Borrowing (Notes 17a and 32b)	7,261,939	9,248,622	15,760,057
Borrowing in Brazil - other institutions	2,483	2,140	-
Borrowing abroad	7,259,456	9,246,482	15,760,057
Onlending in Brazil - official institutions (Notes 17b and 32b)	12,281,228	13,792,651	11,218,989
National treasury	102,688	116,773	56,455
Brazilian Development Bank (BNDES)	5,080,812	5,093,958	4,430,487
Caixa Econômica Federal - Federal savings bank (CEF)	20,296	19,789	18,079
Fund for financing the acquisition of industrial machinery and equipment (Finame)	7,076,874	8,560,879	6,712,720
Other institutions	558	1,252	1,248
Onlending abroad (Notes 17b and 32b)	68,539	124,399	83,998
Onlending abroad	68,539	124,399	83,998
Derivative financial instruments (Notes 3f, 8e II and 32b)	3,126,193	3,418,049	451,433
Derivative financial instruments	3,126,193	3,418,049	451,433
Technical reserves for insurance, pension plans and capitalization bonds (Notes 3o and 21)	99,340,258	93,179,728	82,059,465
Other liabilities	50,233,513	50,059,628	45,391,438
Collection of taxes and other contributions	438,752	3,228,428	337,691
Foreign exchange portfolio (Note 11a)	5,070,653	3,765,147	3,123,287
Social and statutory	2,479,032	1,748,713	2,352,511
Tax and social security (Note 20a)	5,974,933	5,857,307	4,775,106
Securities trading	5,449,518	4,880,677	2,551,279
Financial and development funds	3,110	1,230	1,521
Subordinated debts (Notes 19 and 32b)	2,141,981	4,397,055	7,509,427
Sundry (Note 20b)	28,675,534	26,181,071	24,740,616
Long-term liabilities	216,360,954	223,949,769	237,653,174
Deposits (Notes 3n and 16a)	63,939,930	72,180,416	85,315,891
Interbank deposits	100,574	69,878	13,742
Time deposits (Notes 16a and 32b)	63,839,356	72,110,538	85,302,149
Federal funds purchased and securities sold under agreements to repurchase (Notes 3n and 16b)	20,269,199	22,978,124	36,633,328

The accompanying Notes are an integral part of these Financial Statements.

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Consolidated Statement of Financial Position - R$ thousand

Liabilities	2012		2011
	December	September	December
Own portfolio	20,269,199	22,978,124	36,633,328
Funds from issuance of securities (Notes 16c and 32b)	21,139,829	25,445,465	27,013,719
Mortgage and real estate notes, letters of credit and others	12,098,236	16,424,785	19,235,015
Securities issued abroad	9,041,593	9,020,680	7,778,704
Borrowing (Notes 17a and 32b)	849,162	902,896	1,497,384
Borrowing in Brazil - other institutions	8,282	7,277	-
Borrowing abroad	840,880	895,619	1,497,384
Onlending in Brazil - official institutions (Notes 17b and 32b)	23,725,289	21,329,874	24,686,508
BNDES	7,377,168	7,124,721	8,627,613
CEF	37,173	40,962	50,952
FINAME	16,309,696	14,163,607	16,007,340
Other institutions	1,252	584	603
Derivative financial instruments (Notes 3f, 8e II and 32b)	875,062	729,662	283,138
Derivative financial instruments	875,062	729,662	283,138
Technical reserves for insurance, pension plans and capitalization bonds (Notes 3o and 21)	24,877,162	24,627,726	21,593,528
Other liabilities	60,685,321	55,755,606	40,629,678
Tax and social security (Note 20a)	21,954,147	20,199,624	16,146,584
Subordinated debts (Notes 19 and 32b)	32,709,733	30,109,686	19,400,664
Sundry (Note 20b)	6,021,441	5,446,296	5,082,430
Deferred income	657,647	619,391	671,330
Deferred income	657,647	619,391	671,330
Non-controlling interests in subsidiaries (Note 22)	588,194	586,073	615,258
Shareholders' equity (Note 23)	70,047,459	66,047,078	55,581,664
Capital:
- Domiciled in Brazil	29,722,998	29,721,739	29,684,780
- Domiciled abroad	377,002	378,261	415,220
Capital reserves	11,441	11,441	11,441
Profit reserves	34,218,777	32,297,034	26,732,531
Asset valuation adjustments	5,914,542	3,835,904	(1,079,199)
Treasury shares (Notes 23c and 32b)	(197,301)	(197,301)	(183,109)
Attributable to equity holders of the Parent Company	70,635,653	66,633,151	56,196,922
Total	879,092,178	856,287,983	761,532,552

The accompanying Notes are an integral part of these Financial Statements.

126	Report on Economic and Financial Analysis – December 2012

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Consolidated Statement of Financial Position - R$ thousand

	2012			2011
	4th Quarter	3rd Quarter	December	December
Revenue from financial intermediation	22,754,277	25,956,186	96,664,516	90,981,562
Loans (Note 10j)	12,557,215	12,681,584	50,213,382	46,182,879
Leasing (Note 10j)	264,784	292,705	1,214,515	1,598,279
Operations with securities (Note 8h)	7,008,024	6,956,975	29,687,194	26,234,954
Financial income from insurance, pension plans and capitalization bonds (Note 8h)	2,841,587	5,329,082	13,524,251	10,194,307
Derivative financial instruments (Note 8h)	(433,407)	(371,606)	(2,655,589)	(669,073)
Foreign exchange operations (Note 11a)	(190,876)	136,219	728,730	1,214,800
Reserve requirement (Note 9b)	664,929	893,897	3,835,334	6,141,846
Sale or transfer of financial assets	42,021	37,330	116,699	83,570

Financial intermediation expenses	14,417,112	15,665,742	62,907,104	62,853,325
Federal funds purchased and securities sold under agreements to repurchase (Note 16e)	8,403,541	8,968,770	36,314,692	39,979,564
Adjustment for inflation and interest on technical reserves for insurance, pension plans and capitalization bonds (Note 16e)	1,816,665	2,479,917	7,990,365	6,712,688
Borrowing and onlending (Note 17c)	764,620	665,198	4,669,074	4,074,550
Leasing (Note 10j)	-	-	150	3,616
Allowance for loan losses (Notes 3g, 10g and 10h)	3,432,286	3,551,857	13,932,823	12,082,907

Gross income from financial intermediation	8,337,165	10,290,444	33,757,412	28,128,237

Other operating income (expenses)	(6,463,266)	(5,936,204)	(19,922,186)	(13,498,739)
Fee and commission income (Note 24)	4,568,928	4,331,544	17,069,841	14,778,468
- Other fee and commission income	3,598,272	3,362,954	13,254,785	11,412,379
- Income from banking fees	970,656	968,590	3,815,056	3,366,089
Insurance, pension plan and capitalization bond retained premiums (Notes 3o and 21d)	13,140,884	10,029,124	44,010,899	37,362,674
- Net premiums written	13,216,388	10,104,104	44,308,250	37,635,598
- Reinsurance premiums	(75,504)	(74,980)	(297,351)	(272,924)
Variation in technical reserves for insurance, pension plans and capitalization bonds (Note 3o)	(6,910,339)	(6,203,858)	(23,329,778)	(18,262,267)
Retained claims (Note 3o)	(3,471,709)	(3,462,263)	(13,123,833)	(11,168,612)
Capitalization bond draws and redemptions (Note 3o)	(981,630)	(891,488)	(3,381,623)	(2,651,048)
Insurance, pension plan and capitalization bond selling expenses (Note 3o)	(720,774)	(559,255)	(2,377,206)	(1,911,137)
Payroll and related benefits (Note 25)	(3,142,080)	(3,118,878)	(12,186,492)	(11,558,635)
Other administrative expenses (Note 26)	(3,657,839)	(3,447,141)	(13,717,347)	(13,017,572)
Tax expenses (Note 27)	(1,093,369)	(1,021,103)	(4,050,144)	(3,679,776)
Equity in the earnings (losses) of unconsolidated companies (Note 13b)	44,783	44,590	148,150	143,817
Other operating income (Note 28)	809,617	801,042	3,263,615	8,170,042
Other operating expenses (Note 29)	(5,049,738)	(2,438,518)	(12,248,268)	(11,704,693)
Operating income	1,873,899	4,354,240	13,835,226	14,629,498
Non-operating income (loss) (Note 30)	711,174	(99,349)	499,589	3,832
Income before income tax and social contribution and non-controlling interests	2,585,073	4,254,891	14,334,815	14,633,330
Income tax and social contribution (Notes 34a and 34b)	321,735	(1,372,221)	(2,886,066)	(3,465,628)
Non-controlling interests in subsidiaries	(13,445)	(20,293)	(67,505)	(139,436)
Net income	2,893,363	2,862,377	11,381,244	11,028,266

The accompanying Notes are an integral part of these Financial Statements.

Bradesco 127

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Statement of Changes in Shareholders’ Equity - R$ thousand

	Events	Paid-in Capital		Capital reserves		Profit reserves		Asset valuation adjustment		Treasury shares	Retained earnings	Total
		Capital stock	Unpaid capital	Share premium	Other	Legal	Statutory	Bradesco	Subsidiaries
	Balances on September 30, 2011	30,100,000	-	11,441	-	3,133,128	21,775,797	(205,503)	(889,653)	(183,109)	-	53,742,101
	Asset valuation adjustments	-	-	-	-	-	-	(122,840)	138,797	-	-	15,957
	Net income	-	-	-	-	-	-	-	-	-	2,725,683	2,725,683
Allocations:	- Reserves	-	-	-	-	136,284	1,687,322	-	-	-	(1,823,606)	-
	- Interest on shareholders’ equity paid	-	-	-	-	-	-	-	-	-	(575,924)	(575.924)
	- Dividends paid	-	-	-	-	-	-	-	-	-	(326,153)	(326.153)
	Balances on December 31, 2011	30,100,000	-	11,441	-	3,269,412	23,463,119	(328,343)	(750,856)	(183,109)	-	55,581,664

	Balances on September 30, 2012	30,100,000	-	11,441	-	3,693,806	28,603,228	286,696	3,549,208	(197,301)	-	66,047,078
	Asset valuation adjustments	-	-	-	-	-	-	599,993	1,478,645	-	-	2,078,638
	Net income	-	-	-	-	-	-	-	-	-	2,893,363	2,893,363
Allocations:	- Reserves	-	-	-	-	144,668	1,777,075	-	-	-	(1,921,743)	-
	- Interest on shareholders’ equity paid and/or provisioned	-	-	-	-	-	-	-	-	-	(705,137)	(705.137)
	- Dividends paid and/or provisioned	-	-	-	-	-	-	-	-	-	(266,483)	(266.483)
	Balances on December 31, 2012	30,100,000	-	11,441	-	3,838,474	30,380,303	886,689	5,027,853	(197,301)	-	70,047,459

	Balances on December 31, 2010	30,000,000	(1,500,000)	56,465	6,149	2,755,385	16,726,601	172,294	(163,995)	(10,049)	-	48,042,850
	Capital increase through reserves	100,000	-	(56,465)	(6,149)	(37,386)	-	-	-	-	-	-
	Capital increase through share subscription	-	1,500,000	-	-	-	-	-	-	-	-	1,500,000
	Share premium	-	-	11,441	-	-	-	-	-	-	-	11,441
	Acquisition of treasury shares	-	-	-	-	-	-	-	-	(173,060)	-	(173,060)
	Asset valuation adjustments	-	-	-	-	-	-	(500,637)	(586,861)	-	-	(1,087,498)
	Net income	-	-	-	-	-	-	-	-	-	11,028,266	11,028,266
Allocations:	- Reserves	-	-	-	-	551,413	6,736,518	-	-	-	(7,287,931)	-
	- Interest on shareholders’ equity paid	-	-	-	-	-	-	-	-	-	(2,933,987)	(2.933.987)
	- Dividends paid	-	-	-	-	-	-	-	-	-	(806,348)	(806.348)
	Balances on December 31, 2011	30,100,000	-	11,441	-	3,269,412	23,463,119	(328,343)	(750,856)	(183,109)	-	55,581,664

	Balances on December 31, 2011	30,100,000	-	11,441	-	3,269,412	23,463,119	(328,343)	(750,856)	(183,109)	-	55,581,664
	Acquisition of treasury shares	-	-	-	-	-	-	-	-	(14,192)	-	(14,192)
	Asset valuation adjustments	-	-	-	-	-	-	1,215,032	5,778,709	-	-	6,993,741
	Net income	-	-	-	-	-	-	-	-	-	11,381,244	11,381,244
Allocations:	- Reserves	-	-	-	-	569,062	6,917,184	-	-	-	(7,486,246)	-
	- Interest on shareholders’ equity paid and/or provisioned	-	-	-	-	-	-	-	-	-	(3,261,307)	(3.261.307)
	- Dividends paid and/or provisioned	-	-	-	-	-	-	-	-	-	(633,691)	(633.691)
	Balances on December 31, 2012	30,100,000	-	11,441	-	3,838,474	30,380,303	886,689	5,027,853	(197,301)	-	70,047,459

The accompanying Notes are an integral part of these Financial Statements.

128           Report on Economic and Financial Analysis - December   2012

Financial Statements, Independent Auditors’ Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Value Added Statements - R$ thousand

Description	2012						2011
	4th Quarter	%	3rd Quarter	%	December	%	December	%
1) Revenue	22,887,612	325.4	24,208,317	281.8	95,409,248	304.2	94,485,839	309.3
1.1) Financial intermediation	22,754,277	323.5	25,956,186	302.2	96,664,516	308.2	90,981,562	297.8
1.2) Fees and commissions	4,568,928	65.0	4,331,544	50.4	17,069,841	54.4	14,778,468	48.4
1.3) Allowance for loan losses	(3,432,286)	(48.8)	(3,551,857)	(41.4)	(13,932,823)	(44.4)	(12,082,907)	(39.6)
1.4) Other	(1,003,307)	(14.3)	(2,527,556)	(29.4)	(4,392,286)	(14.0)	808,716	2.7
2) Financial intermediation expenses	(10,984,826)	(156.2)	(12,113,885)	(141.0)	(48,974,281)	(156.2)	(50,770,418)	(166.2)
3) Inputs acquired from third-parties	(3,036,542)	(43.1)	(2,849,203)	(33.1)	(11,314,121)	(36.0)	(10,900,214)	(35.7)
Material, water, electricity and gas	(144,237)	(2.1)	(133,301)	(1.6)	(576,407)	(1.8)	(605,871)	(2.0)
Outsourced services	(846,328)	(12.0)	(896,884)	(10.4)	(3,407,910)	(10.9)	(3,609,729)	(11.8)
Communication	(420,761)	(6.0)	(416,444)	(4.8)	(1,661,941)	(5.3)	(1,578,862)	(5.2)
Financial system services	(167,903)	(2.4)	(161,728)	(1.9)	(655,972)	(2.1)	(511,379)	(1.7)
Advertising and marketing	(275,521)	(3.9)	(208,268)	(2.4)	(798,490)	(2.5)	(937,481)	(3.1)
Transport	(225,490)	(3.2)	(214,615)	(2.5)	(867,130)	(2.8)	(784,585)	(2.6)
Data processing	(307,715)	(4.4)	(277,484)	(3.2)	(1,115,347)	(3.6)	(934,008)	(3.1)
Maintenance and repairs	(168,973)	(2.4)	(148,196)	(1.7)	(607,926)	(1.9)	(557,807)	(1.8)
Security and surveillance	(111,012)	(1.6)	(111,999)	(1.3)	(428,023)	(1.4)	(333,422)	(1.1)
Travel	(38,340)	(0.5)	(34,050)	(0.4)	(138,882)	(0.4)	(160,884)	(0.5)
Other	(330,262)	(4.6)	(246,234)	(2.9)	(1,056,093)	(3.3)	(886,186)	(2.8)
4) Gross value added (1-2-3)	8,866,244	126.1	9,245,229	107.7	35,120,846	112.0	32,815,207	107.4
5) Depreciation and amortization	(1,876,902)	(26.7)	(700,276)	(8.2)	(3,905,730)	(12.5)	(2,409,494)	(7.9)
6) Net value added produced by the entity (4-5)	6,989,342	99.4	8,544,953	99.5	31,215,116	99.5	30,405,713	99.5
7) Value added received through transfer	44,783	0.6	44,590	0.5	148,150	0.5	143,817	0.5
Equity in the earnings (losses) of unconsolidated companies	44,783	0.6	44,590	0.5	148,150	0.5	143,817	0.5
8) Value added to distribute (6+7)	7,034,125	100.0	8,589,543	100.0	31,363,266	100.0	30,549,530	100.0
9) Value added distributed	7,034,125	100.0	8,589,543	100.0	31,363,266	100.0	30,549,530	100.0
9.1) Personnel	2,714,240	38.7	2,696,417	31.6	10,542,767	33.6	10,093,694	33.0
Payroll	1,463,225	20.8	1,464,803	17.1	5,683,536	18.1	5,106,320	16.7
Benefits	683,538	9.7	637,108	7.4	2,523,090	8.0	2,277,910	7.5
Government Severance Indemnity Fund for Employees (FGTS)	138,399	2.0	133,319	1.6	522,757	1.7	449,117	1.5
Other	429,078	6.2	461,187	5.5	1,813,384	5.8	2,260,347	7.3
9.2) Tax, fees and contributions	1,199,474	17.0	2,815,785	32.7	8,579,935	27.4	8,610,345	28.2
Federal	1,036,704	14.7	2,672,710	31.1	7,998,861	25.5	8,149,101	26.7
State	14,766	0.2	4,088	-	22,446	0.1	4,957	-
Municipal	148,004	2.1	138,987	1.6	558,628	1.8	456,287	1.5
9.3) Value distributed to providers of capital	213,603	3.0	194,671	2.2	791,815	2.5	677,789	2.2
Rentals	210,996	3.0	191,955	2.2	781,169	2.5	666,185	2.2
Asset leasing	2,607	-	2,716	-	10,646	-	11,604	-
9.4) Value distributed to shareholders	2,906,808	41.3	2,882,670	33.5	11,448,749	36.5	11,167,702	36.6
Interest on shareholders’ equity	705,137	10.0	1,007,670	11.7	3,261,307	10.4	2,933,987	9.6
Dividends	266,483	3.8	-	-	633,691	2.0	806,348	2.6
Retained earnings	1,921,743	27.3	1,854,707	21.6	7,486,246	23.9	7,287,931	23.9
Non-controlling interests in retained earnings	13,445	0.2	20,293	0.2	67,505	0.2	139,436	0.5

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Bradesco 129

Financial Statements, Independent Auditors’ Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Consolidated Statement of Cash Flows - R$ thousand

	2012			2011
	4th Quarter	3rd Quarter	December	December
Cash flow from operating activities:
Net Income before income tax and social contribution	2,585,073	4,254,891	14,334,815	14,633,330
Adjustments to net income before income tax and social contribution	9,205,874	7,692,437	30,933,898	26,895,470
Allowance for loan losses	3,432,286	3,551,857	13,932,823	12,082,907
Depreciation and amortization	1,876,902	700,276	3,905,730	2,409,494
Losses from/provisions for asset impairment	1,417,416	-	1,417,416	158,356
Expenses with civil, labor and tax provisions	1,456,020	916,845	4,302,748	5,699,609
Expenses with adjustment for inflation and interest on technical reserves for insurance, pension plans and capitalization bonds	1,816,665	2,479,917	7,990,365	6,712,688
Equity in the earnings (losses) of unconsolidated companies	(44,783)	(44,590)	(148,150)	(143,817)
(Gain)/loss on sale of investments	(793,360)	1,147	(826,779)	(234,330)
(Gain)/loss on sale of fixed assets	1,942	454	8,934	10,739
(Gain)/loss on sale of foreclosed assets	58,004	50,412	203,885	237,760
Other	(15,218)	36,119	146,926	(37,936)
Adjusted net income before taxes	11,790,947	11,947,328	45,268,713	41,528,800
(Increase) in interbank investments	(61,397,664)	(13,864,897)	(48,316,642)	(15,287,156)
(Increase)/decrease in trading securities and derivative financial instruments	15,533,298	(18,500,401)	10,018,243	(74,608,895)
(Increase) in interbank and interdepartmental accounts	2,261,812	118,140	938,274	259,012
(Increase) in loan and leasing	(8,249,000)	(7,819,043)	(31,393,554)	(43,992,122)
(Increase)/decrease in insurance premiums receivable	70,000	(14,373)	(385,829)	(405,860)
Increase in technical reserves for insurance, pension plans and capitalization bonds	4,593,302	3,538,433	12,574,064	9,763,214
Increase/(decrease) in deferred income	38,255	4,028	(13,683)	310,975
(Increase)/decrease in other receivables and other assets	(4,475,506)	3,785,847	(10,152,578)	(11,106,691)
(Increase)/decrease in reserve requirement in the Brazilian Central Bank	6,269,992	6,146,949	23,258,339	(6,013,738)
Increase/(decrease) in deposits	(1,012,076)	(4,200,333)	(5,566,702)	24,223,628
Increase in federal funds purchased and securities sold under agreements to repurchase	10,053,534	19,563,366	58,142,925	25,951,066
Increase/(decrease) in funds from issuance of securities	(2,450,905)	2,652,282	9,837,144	23,848,211
Increase/(decrease) in borrowings and onlending	(1,212,284)	(2,495,836)	(9,060,780)	15,050,711
Increase/(decrease) in other liabilities	2,761,815	(1,483,802)	11,481,718	2,739,323
Income tax and social contribution paid	(984,956)	(814,075)	(6,226,715)	(5,386,208)
Net cash provided by/(used in) operating activities	(26,409,436)	(1,436,387)	60,402,937	(13,125,730)
Cash flow from investing activities:
(Purchases)/proceeds from held-to-maturity securities	(42,511)	26,388	(634,597)	(2,021,299)
Sale of available-for-sale securities	14,042,819	62,348,540	96,513,014	59,010,974
Proceeds from sale of foreclosed assets	125,766	83,343	266,328	230,103
Sale of investments	898,569	14,748	1,029,533	193,286
Proceeds from the sale of premises and equipment and operating leased assets	67,569	63,521	395,702	23,315
Purchases of available-for-sale securities	(24,439,640)	(40,015,255)	(146,239,823)	(35,382,011)
Foreclosed asset acquisitions	(216,701)	(230,253)	(808,977)	(687,875)
Investment acquisitions	(29,277)	(7,247)	(38,757)	(383,185)
Premises and equipment and operating leased asset acquisitions	(517,493)	(314,015)	(1,726,818)	(1,750,779)
Intangible asset acquisitions	(836,752)	(966,638)	(2,645,950)	(3,970,810)
Dividends and interest on shareholders' equity received	24,346	17,179	95,857	76,152
Net cash provided by/(used in) investing activities	(10,923,305)	21,020,311	(53,794,488)	15,337,871
Cash flow from financing activities:
Increase/(decrease) in subordinated debts	344,972	415,621	7,941,622	595,145
Capital increase in cash and share premium	-	-	-	1,511,441
Dividends and interest on shareholders’ equity paid	(226,273)	(969,327)	(3,746,393)	(3,530,183)
Non-controlling interest	(11,324)	(21,115)	(94,569)	4,286
Acquisition of own shares	-	(12,366)	(14,192)	(173,060)
Net cash provided by/(used in) financing activities	107,375	(587,187)	4,086,468	(1,592,371)
Net increase/(decrease) in cash and cash equivalents	(37,225,366)	18,996,737	10,694,917	619,770
Cash and cash equivalents - at the beginning of the period	84,780,435	65,783,698	36,860,152	36,240,382
Cash and cash equivalents - at the end of the period	47,555,069	84,780,435	47,555,069	36,860,152
Net increase/(decrease) in cash and cash equivalents	(37,225,366)	18,996,737	10,694,917	619,770

The accompanying Notes are an integral part of these Consolidated Financial Statements.

130           Report on Economic and Financial Analysis - December   2012

Financial Statements, Independent Auditors’ Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Notes to the Financial Statements Index

Notes to the Financial Statements of Bradesco are as follows:

Page

1) OPERATIONS	132
2) PRESENTATION OF THE FINANCIAL STATEMENTS	132
3) SIGNIFICANT ACCOUNTING PRACTICES	134
4) INFORMATION FOR COMPARISON PURPOSES	143
5) STATEMENT OF FINANCIAL POSITION AND INCOME STATEMENT ADJUSTED BY OPERATING SEGMENT	144
6) CASH AND CASH EQUIVALENTS	145
7) INTERBANK INVESTMENTS	146
8) SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	147
9) INTERBANK ACCOUNTS - RESERVE REQUIREMENT	162
10) LOANS	163
11) OTHER RECEIVABLES	176
12) OTHER ASSETS	177
13) INVESTMENTS	178
14) PREMISES AND EQUIPMENT AND LEASED ASSETS	180
15) INTANGIBLE ASSETS	181
16) DEPOSITS, FEDERAL FUNDS PURCHASED AND SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND FUNDS FROM ISSUANCE OF SECURITIES	182
17) BORROWING AND ONLENDING	187
18) PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL LIABILITIES - TAX AND SOCIAL SECURITY	188
19) SUBORDINATED DEBT	192
20) OTHER LIABILITIES	195
21) INSURANCE, PENSION PLANS AND CAPITALIZATION BONDS	196
22) NON-CONTROLLING INTERESTS IN SUBSIDIARIES	199
23) SHAREHOLDERS’ EQUITY (PARENT COMPANY)	199
24) FEE AND COMMISSION INCOME	202
25) PAYROLL AND RELATED BENEFITS	202
26) OTHER ADMINISTRATIVE EXPENSES	203
27) TAX EXPENSES	203
28) OTHER OPERATING INCOME	203
29) OTHER OPERATING EXPENSES	204
30) NON-OPERATING INCOME	204
31) RELATED-PARTY TRANSACTIONS (DIRECT AND INDIRECT)	205
32) FINANCIAL INSTRUMENTS	207
33) EMPLOYEE BENEFITS	218
34) INCOME TAX AND SOCIAL CONTRIBUTION	220
35) OTHER INFORMATION	222

Bradesco 131

Financial Statements, Independent Auditors’ Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

1)   OPERATIONS

Banco Bradesco S.A. (Bradesco) is a private-sector publicly traded company and Universal Bank that carries out all types of banking activities that it is authorized to do so through its commercial, foreign exchange, consumer financing and housing loan portfolios. The Bank has a number of other activities, either directly or indirectly, through its subsidiaries, particularly in leasing, investment banking, brokerage, consortium management, credit cards, real estate projects, insurance, pension plans and capitalization bonds. Operations are conducted within the context of the companies within the Bradesco Organization, working together in the market.

2)   PRESENTATION OF THE FINANCIAL STATEMENTS

Bradesco’s consolidated financial statements include the financial statements for Banco Bradesco, its foreign branches, subsidiaries and jointly-controlled entities, in Brazil and abroad, including SPEs (Special Purpose Entities). They were prepared based on accounting practices issued by Laws 4595/64 (Brazilian Financial System Law) and 6404/76 (Brazilian Corporate Law), along with amendments introduced by Laws 11638/07 and 11941/09 relating to the accounting of operations, associated with rules and instructions of the National Monetary Council (CMN) and the Brazilian Central Bank (Bacen), Brazilian Securities and Exchange Commission (CVM), where applicable, National Private Insurance Council (CNSP), Insurance Superintendence (Susep) and National Supplementary Healthcare Agency (ANS), and consider the financial statements of leasing companies classified as financial leases, whereby leased fixed assets are classified as operating leases less the residual value paid in advance.

In the preparation of these consolidated financial statements, intercompany transactions, including investments, assets and liabilities, revenue, expenses and unrealized profit were eliminated and net income and shareholders’ equity attributable to the non-controlling interests were accounted for on a separate line. For jointly-controlled investments with other shareholders, assets, liabilities and income and loss were proportionally consolidated in the consolidated financial statements according to the interest on shareholders’ equity of each investee. Goodwill on the acquisition of investments in subsidiary/unconsolidated companies or jointly-controlled entities is included in investments and intangible assets (Note 15a). The foreign exchange variation from foreign branch or subsidiary transactions is presented in the income statement accounts together with changes in the value of the derivative financial instrument, borrowing or onlending operation to eliminate the effect of these investment hedge instruments.

The financial statements include estimates and assumptions, such as: the calculation of estimated loan losses; fair value estimates of certain financial instruments; civil, tax and labor provisions; impairment losses of securities classified as available-for-sale and held-to-maturity and non-financial assets; the calculation of technical reserves for insurance, pension plans and capitalization bonds; and the determination of the useful life of specific assets. Actual results may differ from those established by estimates and assumptions.

Bradesco’s consolidated financial statements were approved by the Board of Directors on January 25, 2013.

132           Report on Economic and Financial Analysis - December   2012

Financial Statements, Independent Auditors’ Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Below are the primary direct and indirectly owned companies included in the consolidation:

	Activity	Equity interest
		2012		2011
		December 31	September 30	December 31
Financial Area - Brazil
Alvorada Cartões, Crédito, Financiamento e Investimento S.A.	Banking	100.00%	100.00%	100.00%
Banco Alvorada S.A.	Banking	99.95%	99.95%	99.95%
Banco Bradesco Financiamentos S.A.	Banking	100.00%	100.00%	100.00%
Banco Bankpar S.A.	Banking	100.00%	100.00%	100.00%
Banco Bradesco BBI S.A.	Investment bank	98.35%	98.35%	98.35%
Banco Boavista Interatlântico S.A.	Banking	100.00%	100.00%	100.00%
Bankpar Arrendamento Mercantil S.A.	Leasing	100.00%	100.00%	100.00%
Banco Bradesco Cartões S.A.	Cards	100.00%	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	Consortium management	100.00%	100.00%	100.00%
Banco BERJ S.A. (1)	Banking	100.00%	100.00%	96.23%
Bradesco Leasing S.A. Arrendamento Mercantil	Leasing	100.00%	100.00%	100.00%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	100.00%	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	Asset management	100.00%	100.00%	100.00%
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Brokerage	100.00%	100.00%	100.00%
Banco Bradescard S.A. (2)	Cards	100.00%	100.00%	100.00%
Cielo S.A. (3)	Services	28.65%	28.65%	28.65%
Cia. Brasileira de Soluções e Serviços - Alelo (3)	Services	50.01%	50.01%	50.01%
Tempo Serviços Ltda.	Services	100.00%	100.00%	100.00%
Financial Area - Abroad
Banco Bradesco Argentina S.A.	Banking	99.99%	99.99%	99.99%
Banco Bradesco Europa S.A.	Banking	100.00%	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (4)	Banking	100.00%	100.00%	100.00%
Banco Bradesco New York Branch	Banking	100.00%	100.00%	100.00%
Bradesco Securities, Inc.	Brokerage	100.00%	100.00%	100.00%
Bradesco Securities, UK.	Brokerage	100.00%	100.00%	100.00%
Insurance, Pension Plan and Capitalization Bond Area
Atlântica Capitalização S.A. (5)	Capitalization bonds	-	100.00%	100.00%
Bradesco Argentina de Seguros S.A.	Insurance	99.90%	99.90%	99.90%
Bradesco Auto/RE Companhia de Seguros	Insurance	100.00%	100.00%	100.00%
Bradesco Capitalização S.A.	Capitalization bonds	100.00%	100.00%	100.00%
Bradesco Saúde S.A.	Insurance/health	100.00%	100.00%	100.00%
Odontoprev S.A.	Dental care	43.50%	43.50%	43.50%
Bradesco Seguros S.A.	Insurance	100.00%	100.00%	100.00%
Bradesco Vida e Previdência S.A.	Pension plan/insurance	100.00%	100.00%	100.00%
Atlântica Companhia de Seguros	Insurance	100.00%	100.00%	100.00%
Other Activities
Andorra Holdings S.A.	Holding	100.00%	100.00%	100.00%
Bradseg Participações S.A.	Holding	100.00%	100.00%	100.00%
Bradescor Corretora de Seguros Ltda.	Insurance brokerage	100.00%	100.00%	100.00%
Bradesplan Participações Ltda.	Holding	100.00%	100.00%	100.00%
BSP Empreendimentos Imobiliários S.A.	Real estate	100.00%	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros Rubi	Credit acquisition	100.00%	100.00%	100.00%
Columbus Holdings S.A.	Holding	100.00%	100.00%	100.00%
Nova Paiol Participações Ltda.	Holding	100.00%	100.00%	100.00%
Scopus Tecnologia Ltda.	Information technology	100.00%	100.00%	100.00%
União Participações Ltda.	Holding	100.00%	100.00%	100.00%

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Notes to the Consolidated Financial Statements

(1)  Increase in equity interest through share acquisition in May and June 2012;

(2)  Current name of Banco Ibi S.A;

(3)  Company proportionally consolidated, pursuant to CMN Resolution 2723/00 and CVM Rule 247/96;

(4)  The special purpose entity International Diversified Payment Rights Company is being consolidated. The company takes part in the securitization operation of future flow of payment orders received from overseas (Note 16d); and

(5)  Company merged into Bradesco Capitalização in October 2012.

3)   SIGNIFICANT ACCOUNTING PRACTICES

a)   Functional and Presentation Currencies

Consolidated financial statements are presented in Brazilian reais, which is also Bradesco’s functional currency. Foreign branches and subsidiaries are mainly a continuation of activities in Brazil, and, therefore, assets, liabilities and income or losses are translated into Brazilian reais using the appropriate currency exchange rate to comply with accounting practices adopted in Brazil. Foreign currency translation gains and losses arising are recognized in the period’s income statement under items “Derivative Financial Instruments” and “Borrowing and Onlending.”

b)   Income and Expense Recognition

Income and expenses are recognized on an accrual basis together to determine the net income for the period to which they relate, regardless of receipt or payment of funds.

Fixed rate transactions are recorded at their redemption value with the income or expense relating to future periods being recorded as a deduction from the corresponding asset or liability. Finance income and costs are prorated daily and calculated based on the exponential method, except when they relate to discounted notes or to foreign transactions which are calculated using the straight-line method.

Floating rate or foreign-currency-indexed transactions are adjusted for inflation at the end of the reporting period.

Insurance and coinsurance premiums, net of premiums assigned to coinsurance and reinsurance and corresponding commissions, are recognized as income after the corresponding insurance policies and invoices have been issued, and recognized on a straight-line basis during the policies’ effective period through accrual and reversal of the unearned premium reserve and deferred selling expense (deferred acquisition costs). Revenues from premiums and the corresponding selling expense (deferred acquisition costs), relating to existing risk but with no policy issued, are recorded in the income statement at the beginning of the risk coverage, based on estimated figures.

Income and expenses  arising from DPVAT insurance operations are recorded based on information provided by the Seguradora Líder dos Consórcios do Seguro DPVAT S.A.

Accepted coinsurance and retrocession operations are recorded based on the information received from other companies and IRB - Brasil Resseguros S.A., respectively. Reinsurance operations with IRB are recorded based on operating and financial transactions sent by IRB whereas operations with other reinsurance companies are recorded based on their financial records subject to analysis. Deferral of reinsurance premiums granted is consistent to the corresponding reinsurance premium and/or reinsurance contract.

Brokerage and acquisition of new insurance operations are deferred and recorded in the income statement over a 12-month period on a straight-line basis.

Pension plan contributions and life insurance premiums covering survival are recognized in the income statement as they are received. Income from management fees paid by special-purpose investment funds are recognized on the accrual basis at contractual rates.

Income from capitalization bonds are recognized when they are effectively received. Income from expired capitalization plans are recorded after the statute of limitation, under Article 206 of the Brazilian Civil Code. The expenses for placement of capitalization bonds, classified as “Acquisition Costs,” are recognized when they are incurred. Payments of prize draw amounts are recorded as expenses in the month they are made.

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The expenses for technical reserves for pension plans and capitalization bonds are recorded when the corresponding revenues are recognized.

c)   Cash and cash equivalents

Cash and cash equivalents include: funds available in currency, investments in gold, investments in federal funds purchases and securities sold under agreements to repurchase and interest-earning deposits in other banks, maturing in 90 days or less and present an insignificant risk of change in fair value, that are used by Bradesco to manage its short-term commitments.

Cash and cash equivalents detailed balances are reflected in Note 6.

d)   Interbank investments

Unrestricted purchase and sale commitments are stated at their fair value. Other investments are stated at cost, plus income earned up to the end of the reporting period, net of any devaluation allowance, if applicable.

The breakdown, terms and proceeds relating to interbank investments are presented in Note 7.

e)   Securities - Classification

•       Trading securities - securities acquired for the purpose of being actively and frequently traded. They are recorded at cost, plus income earned and adjusted to market value in the income statement for the period;

•       Available-for-sale securities - securities that are not specifically intended for trading purposes or to be held to maturity. They are recorded at cost, plus income earned, which is recorded in profit or loss in the period and adjusted to market value within shareholders' equity, net of tax, which will be recognized in profit or loss only when effectively disposed; and

•       Held-to-maturity securities - securities intended and for the financial capacity to be held in the portfolio up to maturity. They are recorded at cost, plus earnings recognized in profit or loss for the period.

Securities classified as trading or available-for-sale, as well as derivative financial instruments, are recorded at their estimated fair value in the consolidated statement of financial position. The fair value is generally based on market prices or quotations for assets or liabilities with similar characteristics. If market prices are not available, fair values are based on traders’ quotations, pricing models, discounted cash flows or similar techniques to determine the fair value and may require judgment or significant estimates by the Management.

Classification, breakdown and segmentation of securities are presented in Note 8 (a to d).

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Notes to the Consolidated Financial Statements

f)    Derivative financial instruments (assets and liabilities)

Classified according to intended use by Management, on the date that the operation was entered into and considering if it was intended for hedging purposes or not.

Operations involving derivative financial instruments are designed to meet the Bank’s own needs in order to manage overall exposure, as well as to meet customer requests to manage their positions. Gains and losses are recorded in income or expenses accounts of the respective financial instruments.

Derivative financial instruments used to mitigate risk deriving from exposure to variations in the market value of financial assets and liabilities are designated as hedges and are classified according to their nature:

•       Market risk hedge: for financial instruments classified in this category as well as the hedge-related financial assets and liabilities, gains and losses, realized or not, are recorded in the income statement; and

•       Cash flow hedge: the effective portion of valuation or devaluation of financial instruments classified in this category is recorded, net of tax, in a specific account under shareholders’ equity. The ineffective portion of the respective hedge is directly recognized in the income statement.

A breakdown of amounts included in derivative financial instruments, in the balance sheet and memorandum accounts, is disclosed in Note 8 (e to h).

g)   Loans and leasing, advances on foreign exchange contracts, other receivables with credit characteristics and allowance for loan losses

Loans and leasing, advances on foreign exchange contracts and other receivables with credit characteristics are classified according to their corresponding levels of risk in compliance with:
(i) the parameters established by CMN Resolution 2682/99, with nine levels of risk from “AA” (minimum risk) to “H” (maximum risk); and (ii) Management’s level of risk assessment. This assessment, which is carried out regularly, considers current economic conditions and past experience with loan losses, as well as specific and general risks relating to operations, debtors and guarantors. Moreover, the period of late payment defined in CMN Resolution 2682/99 is also considered to rate customer risk as follows:

Past-due period (1)	Customer rating
● from 15 to 30 days	B
● from 31 to 60 days	C
● from 61 to 90 days	D
● from 91 to 120 days	E
● from 121 to 150 days	F
● from 151 to 180 days	G
● more than 180 days	H

(1)  For operations with terms of more than 36 months, past-due periods are doubled, as allowed under CMN Resolution 2682/99.

Interest and inflation adjustments on past-due transactions are only recognized up to the 59th day that they are past due. As from the 60th day, they are recognized in deferred income.

H-rated past-due operations remain at this level for six months, after which they are written-off against the existing allowance and controlled in memorandum accounts for at least five years.

Renegotiated operations are maintained at least at the same level as previously classified. Renegotiations already written-off against the allowance and that were recorded in memorandum accounts, are rated as level “H” and any possible gains derived from their renegotiation are recognized only when they are effectively received. When there is a significant repayment on the operation or

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when new material facts justify a change in the level of risk, the operation may be reclassified to a lower risk category.

The estimated allowance for loan losses is calculated to sufficiently cover probable losses, considering CMN and Bacen standards and instructions, together with Management assessment to determine credit risk.

Type, values, terms, levels of risk, concentration, economic sector of the activity, renegotiation and income from loans, as well as the breakdown of expenses and statement of financial position accounts for the allowance for loan losses are presented in Note 10.

h)   Income tax and social contribution (assets and liabilities)

Income tax and social contribution credits, calculated on income tax losses, social contribution losses and temporary additions are recorded in “Other Receivables - Sundry” and the provisions for deferred tax liabilities on tax differences in leasing depreciation and mark-to-market adjustments on securities are recorded in “Other Liabilities - Tax and Social Security.” The income tax rate only applies to tax differences in leasing depreciation.

Tax credits on temporary additions are used and/or reversed against the corresponding provision. Tax credits on income tax and social contribution losses are used when taxable income is generated, under the 30% limit of the taxable profit for the period. Such tax credits are recorded based on current expectations on when the deduction can be used, considering technical studies and analyses carried out by the Management.

The provision for income tax is calculated at 15% of taxable income plus a 10% surcharge. Social contribution on net income is calculated at 15% for financial institutions and insurance companies and at 9% for other companies.

Provisions were recorded for other income tax and social contribution in accordance with specific applicable legislation.

Pursuant to Law 11941/09, changes in the criteria to recognize for revenue, costs and expenses included in the net income for the period, enacted by Law 11638/07 and by Articles 37 and 38 of Law 11941/09, shall not affect taxable income, and, for tax purposes, accounting methods and criteria in force on December 31, 2007 are considered. For accounting purposes, the tax effects of adopting the aforementioned laws are recorded in the corresponding deferred tax assets and liabilities.

The breakdown of income tax and social contribution, showing the calculations, the origin and expected use of tax credits, as well as unrecorded tax credits, are presented in Note 34.

i)    Prepaid expenses

Prepaid expenses are represented by use of funds for future benefits or services, which are recognized in the profit or loss on an accrual basis.

Incurred costs relating to corresponding assets that will generate revenue in subsequent periods are recorded in the profit or loss according to the terms and the amount of expected benefits and directly written-off in the profit or loss when the corresponding assets or rights are no longer part of the institution’s assets or expected future benefits may no longer be realized.

Prepaid expenses are shown in details in Note 12b.

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Notes to the Consolidated Financial Statements

j)    Investments

Investments in unconsolidated companies, with significant influence over the investee or has at least 20% of the voting rights, under the equity method of accounting.

Tax incentives and other investments are stated at cost, less allowance for losses/impairment, where applicable.

Subsidiaries’ and jointly-controlled companies are consolidated, and a list of the main companies can be found in Note 2. A list of the unconsolidated companies, as well as other investments, is shown in Note 13.

k)   Premises and equipment

Relates to the tangible assets used by the Bank in its activities or used for that purpose, including those transactions which transfer risks, benefits and controls of the assets to the entity.

Fixed assets are stated at cost, net of the accumulated depreciation, calculated using the straight-line method according to the estimated economic useful life of the asset, as follows: premises - 4% p.a.; furniture and fixtures, machinery and equipment - 10% p.a.; transport systems - 20% p.a.; and data processing systems - 20% to 50% p.a., and adjusted for impairment, where applicable.

The breakdown of asset costs and their corresponding depreciation, including those arising from operating leases, as well as the unrecorded surplus value for real estate and fixed asset ratios, is presented in Note 14.

l)    Intangible assets

Relates to the right over that intangible asset used by the Bank in its activities or used for that purpose.

Intangible assets comprise:

•       Future profitability/customer portfolio acquired and acquiring the right to provide banking services: is recorded and amortized, as applicable, over the period in which the asset will directly and indirectly contribute to future cash flows and adjusted through impairment , where applicable; and

•       Software: stated at cost less amortization calculated on a straight-line basis over the estimated useful life (20% to 50% p.a.), from the date it is available for use and adjusted through impairment, where applicable. Internal software development costs are recognized as an intangible asset when it is possible to show the intention and ability to complete such development, as well as reliably measure costs directly attributable to the software, which will be amortized during its estimated useful life, considering the future economic benefits generated.

Goodwill and other intangible assets, including their changes by class, are broken down in Note 15.

m) Impairment

Securities classified as available-for-sale and held-to-maturity, as well as non-financial assets, except other assets and tax credits are tested at least once a year for impairment. If an impairment loss is detected, it must be recognized in the profit or loss for the period when the book value of an asset exceeds its recoverable value calculated by: (i) the potential sale value or realization value less the respective expenses or (ii) the value in use calculated by the cash generating unit, whichever is highest.

A cash generating unit is the smallest identifiable group of assets that generates cash flows substantially independent from other assets and groups.

Impairment losses, when applicable, are presented in Note 15 (b and c).

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n)   Deposits and federal funds purchased and securities sold under agreements to repurchase

These are recognized at the value of the liabilities and include, when applicable, related charges up to the end of the reporting period, on a daily prorated basis.

A breakdown of securities recorded in deposits and federal funds purchased and securities sold under agreements to repurchase, as well as terms and amounts recognized in the statement of financial position and income statement, is presented in Note 16.

o)   Technical reserves relating to insurance, pension plans and capitalization bonds

•       Damage, health and group insurance lines, except individual life:

-        The unearned premium reserve (PPNG) is calculated on a daily prorated basis, using premiums net of coinsurance assignment, but including reinsurance transfer operations, is comprised of the portion corresponding to the periods of risk not arising from insurance policies, and includes estimates for risks in effect but not issued (RVNE);

-        The complementary reserve for premium (PCP) is recorded on a monthly basis to complement the PPNG and includes estimates for the risks in effect but not issued (RVNE);

-        The premium deficiency reserve (PIP) is recorded to cover differences between the expected present value of indemnities and related future expenses and the expected present value from future premiums. The reserve is calculated on an actuarial basis and takes into consideration the actuarial tables AT-2000 Male and AT-2000 Female, with an improvement rate of 1.5% p.a., special decrease rates for coverage of other risks and real interest rate of 3.5% p.a. (4.0% p.a. up to August 2012);

-        The mathematical reserve for unvested benefits (PMBaC) is calculated by the difference between the current amount of future benefits and the current amount of future contributions, corresponding to the obligation;

-        The reserve for unvested benefits relating to the individual health care plan portfolio covers the holder’s dependents for five years upon death, and it is calculated based on the time dependants are expected to remain in the plan up to the end of this five-year period; after this, it is calculated based on costs on the five-year-period plan, excluding payment of premiums;

-        The reserve for vested benefits relating to the individual health care plan portfolio comprises obligations under the terms of the contract relating to coverage of the health care plan, based on the present value of estimated future expenses with health care provided to dependents whose holders already deceased, as provided for in Normative Resolution 75/04 of ANS;

-        The reserve for redemptions and other amounts to be settled (PROVR) comprises all amounts relating to redemptions to be settled, premium refunds and portabilities requested not yet transferred to the recipient;

-        The reserve for incurred but not reported (IBNR) claims is calculated based on incurred but not paid (IBNP) claims less the balance of the reserve for unsettled claims (PSL) on the calculation date. A final estimate of IBNP claims based on half-yearly run-off triangles is prepared to calculate IBNP claims. The run-off triangles consider the historical development of claims paid in the last 14 semesters to determine a future projection per occurrence period; and

-        The reserve for unsettled claims (PSL) considers all loss notices received up to the end of the reporting period and related costs, such as loss adjustment of claims, loss of suit, among others. The reserve is adjusted for inflation and includes all claims under litigation.

Other reserves are set for the individual health care portfolio to cover differences between the present value of expected future claims and related expenses and the present value of future premiums. Regarding damage insurance, other technical reserves refer to extended warranty premiums which are still under warranty.

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Notes to the Consolidated Financial Statements

•       Individual life insurance, excluding variable insurance contribution covering survival:

-        The unexpired risk reserve (PRNE) is calculated on a daily prorated basis, using premiums net of coinsurance assignment, but including reinsurance transfer operations, is comprised of the portion corresponding to periods of risk not arising from insurance policies, and includes an estimate for risks in effect but not issued (RVNE);

-        The complementary reserve for premium (PCP) is recorded on a monthly basis to complement the PRNE and includes estimates for risks in effect but not issued (RVNE);

-        The mathematical reserve for unvested benefits (PMBaC) is calculated by the difference between the current amount for future benefits and the current amount for future contributions, corresponding to the obligation;

-        The reserve for redemptions and other amounts to be settled (PROVR) comprises figures related to redemptions to settle, premium refunds and portability requested not yet transferred to the recipient;

-        The reserve for incurred but not reported (IBNR) benefits is calculated based on incurred but not paid (IBNP) claims less the balance of the reserve for unsettled claims (PSL) on the calculation date. A final estimate of incurred but not paid claims based on half-yearly run-off triangles is prepared to calculate IBNP claims. The run-off triangles consider the historical development of claims paid in the last 14 semesters to determine a future projection per occurrence period; and

-        The reserve for benefit adjustment (PBR) considers all loss notices received up to the end of the reporting period and related costs, such as loss adjustment expenses, loss of suit, among others. The reserve is adjusted for inflation and includes all claims under litigation.

•       Pension plans and life insurance covering survival:

-        The unexpired risk reserve (PRNE) is calculated on a daily prorated basis, using premiums net of coinsurance assignment, but including reinsurance transfer operations, is comprised of the portion corresponding to periods of risks not arising from insurance policies, and includes an estimate for risks in effect but not issued (RVNE);

-        The mathematical reserve for unvested benefits (PMBaC) refers to participants who have not yet received any benefit. In defined benefit pension plans, the reserve represents the difference between the current value of future benefits and the current value of future contributions, corresponding to obligations in the form of retirement, disability, pension and annuity plans. The reserve is calculated using methodologies and assumptions set forth in the actuarial technical notes;

-        Mathematical reserves for unvested benefits related to life insurance and unrestricted benefit pension plans (VGBL and PGBL), apart from the defined contribution plans, show the value of participant contributions, net of costs and other contractual charges, plus income from investment in Exclusive Investment Funds (FIEs);

-        The reserve for redemptions and other amounts to be settled (PROVR) comprises figures related to redemptions to settle, premium refund and portability requested not yet transferred to the recipient;

-        The mathematical reserve for vested benefits (PMBC) refers to participants already benefiting and corresponds to the present value of future obligations related to the payment of ongoing benefits;

-        The contribution deficiency reserve (PIC) is established to deal with any unfavorable fluctuations in technical risks taken in the mathematical reserve for unvested benefits, considering that the participants are likely to have a longer life expectancy. In plans covering life expectancy, the reserve is calculated on an actuarial basis and takes into consideration the actuarial tables AT-2000 Male (normalized) and AT-2000 Female (normalized), with an improvement rate of 1.5% p.a. and real interest rate of 3.5% p.a. (4.0% p.a. up to August 2012). In disability plans covering life expectancy risk, the provision takes into consideration the AT-49 Male biometric table and real interest rate of 4.0% p.a. The improvement rate is calculated from automatic updates of the life expectancy table, considering the expected increase in future life expectancy;

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-        The reserve for administrative expenses (PDA) is recorded to cover future administrative expenses with defined benefit, defined contribution and variable contribution plans. The calculation assumptions are the same as those considered in PIC calculation, including the benefit payment expenses;

-        The reserve for financial surplus (PEF) corresponds to the portion of income from investment of reserves that exceeds minimum returns from pension plans that have a financial surplus in the participation clause;

-        The reserve for technical surplus (PET) corresponds to the difference between the expected and the actual amounts for events in the period for pension plans that have a technical surplus in the participation clause;

-        The reserve for incurred but not reported (IBNR) events, relating to pension plans, is recorded in compliance with Susep Circular Letter 448/12;

-        The reserve for benefit adjustment (PBR) considers all loss notices received up to the end of the reporting period and related costs, such as expenses with loss adjustment, loss of suit, among others. The reserve is adjusted for inflation and includes all claims under litigation; and

-        In 2011, the financial fluctuation reserve (POF) consisted of up to 15% of the mathematical reserve for unvested benefits relating to variable contribution pension plans with an earnings guarantee to cover possible financial fluctuations. Due to the decreased interest rate mentioned in the PIC note and in order to better represent the POF allocation, the amount of said reserve was substantially incorporated to the PIC throughout 2012.

•       Capitalization bonds:

-        The mathematical reserve for redemptions is recorded for each active or suspended capitalization bond during the estimated term set forth in the general conditions of the plan, and is calculated according to the methodology set forth in the actuarial technical notes;

-        The reserves for redemptions are established from capitalization bonds overdue or not yet due where early redemption has been requested by the customer. Reserves are adjusted for inflation based on the indexes provided in each plan;

-        The reserves for draws not yet taken place and their payables are recorded to cover premiums for future draws (not yet taken place) and also for prize money from draws where customers have already been chosen (payable);

-        A reserve for contingencies is recorded to cover possible shortfalls related to payments of redemptions requested and/or prizes from draws; and

-        The reserve for administrative expenses is recorded to cover placement and promotion of the plan as well as brokerage and other expenses. The reserve complies with the methodology set forth in an actuarial technical note.

Technical reserves are shown by account, product and segment, as well as amounts and details of plan assets covering these technical reserves, and are shown in Note 21.

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p)   Provisions, contingent assets and liabilities and legal obligations - tax and social security

Provisions, contingent assets and liabilities, and legal obligations, as defined below, are recognized, measured and disclosed in accordance with the criteria set out in CPC 25, approved by CMN Resolution 3823/09 and CVM Resolution 594/09:

•       Contingent assets: these are not recognized in the financial statements, except when Management has control over the situation or when there are real guarantees or favorable judicial decisions, to which no further appeals are applicable, classifying the gain as practically certain by confirming the expectation of receipt or compensation against another liability. Contingent assets with a chance of probable success are disclosed in the notes to the financial statements;

•       Provisions: these are recorded taking into consideration the opinion of legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts, whenever the loss is deemed probable which would cause a probable outflow of funds to settle the obligation and when amounts can be reliably measured;

•       Contingent liabilities: according to CPC 25, the term “contingent” is used for liabilities that are not recognized because their existence will only be confirmed by the occurrence of one or more uncertain future events beyond Management’s control. Contingent liabilities considered as possible losses should only be disclosed in the notes when relevant. Obligations deemed remote are not recorded as a provision nor disclosed; and

•       Legal obligations - provision for tax risks: results from judicial proceedings, being contested on the grounds of legality or constitutionality, which, regardless of the assessment of the probability of success, are fully recognized in the financial statements.

Details on lawsuits, as well as segregation and changes in amounts recorded, by type, are presented in Note 18.

q)   Funding expenses

Expenses related to funding transactions involving the issuance of securities are recognized in the profit or loss over the term of the transaction and reduces the corresponding liability. They are presented in Notes 16c and 19.

r)    Other assets and liabilities

Assets are stated at their realizable amounts, including, when applicable, related income and monetary and exchange variations (on a daily prorated basis), less provision for losses, when deemed appropriate. Liabilities include known or measurable amounts, including related charges and monetary and exchange variations (on a daily prorated basis).

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s)   Subsequent events

These refer to events occurring from the end of the reporting period to the date they are authorized to be issued.

They comprise the following:

•       Events resulting in adjustments: events relating to conditions already existing at the end of the reporting period; and

•       Events not resulting in adjustments: events relating to conditions not existing at the end of the reporting period.

There were no subsequent events that need to be adjusted or disclosed for these consolidated financial statements as of December 31, 2012.

4)   INFORMATION FOR COMPARISON PURPOSES

Reclassifications

There were no reclassifications or other relevant information for previous periods that affect the comparability of the financial statements for the period ended December 31, 2012.

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5)   STATEMENT OF FINANCIAL POSITION AND INCOME STATEMENT ADJUSTED BY OPERATING SEGMENT

a)   Statement of financial position

	R$ thousand
	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Total Consolidated
	Brazil	Abroad	Brazil	Abroad
Assets
Current and long-term assets	675,640,634	83,306,518	150,704,406	5,203	990,985	(46,368,396)	864,279,350
Cash and due from banks	12,237,929	2,854,246	119,345	418	11,546	(3,146,466)	12,077,018
Interbank investments	150,247,296	1,565,471	-	-	-	-	151,812,767
Securities and derivative financial instruments	162,911,915	11,480,989	141,416,978	3,119	494,232	(820,168)	315,487,065
Interbank and interdepartmental accounts	49,762,025	-	-	-	-	-	49,762,025
Loan and leasing	221,886,084	66,833,514	-	-	-	(41,243,352)	247,476,246
Other receivables and other assets	78,595,385	572,298	9,168,083	1,666	485,207	(1,158,410)	87,664,229
Permanent assets	55,068,397	53,827	2,997,826	162	147,321	(43,454,705)	14,812,828
Investments	44,141,241	12,087	1,158,310	149	7,759	(43,454,705)	1,864,841
Premises and equipment and leased assets	3,832,243	15,798	789,898	13	39,906	-	4,677,858
Intangible assets	7,094,913	25,942	1,049,618	-	99,656	-	8,270,129
Total on December 31, 2012	730,709,031	83,360,345	153,702,232	5,365	1,138,306	(89,823,101)	879,092,178
Total on September 30, 2012	712,501,683	83,680,470	145,737,656	6,033	1,260,550	(86,898,409)	856,287,983
Total on December 31, 2011	634,614,834	70,670,634	123,865,888	9,966	1,139,232	(68,768,002)	761,532,552

Liabilities
Current and long-term liabilities	659,214,347	60,551,294	133,951,881	1,342	448,410	(46,368,396)	807,798,878
Deposits	188,186,644	26,844,338	-	-	-	(3,173,458)	211,857,524
Federal funds purchased and securities sold under agreements to repurchase	251,682,726	3,925,918	-	-	-	(17,492)	255,591,152
Funds from issuance of securities	38,193,353	14,188,239	-	-	-	(1,022,285)	51,359,307
Interbank and interdepartmental accounts	5,666,593	636	-	-	-	-	5,667,229
Borrowing and onlending	79,111,399	6,094,103	-	-	-	(41,019,345)	44,186,157
Derivative financial instruments	3,835,938	165,317	-	-	-	-	4,001,255
Technical reserves from insurance, pension plans and capitalization bonds	-	-	124,216,321	1,099	-	-	124,217,420
Other liabilities:
- Subordinated debts	26,044,741	8,806,973	-	-	-	-	34,851,714
- Other	66,492,953	525,770	9,735,560	243	448,410	(1,135,816)	76,067,120
Deferred income	652,820	-	-	-	4,827	-	657,647
Non-controlling interests in subsidiaries	794,405	22,809,051	19,750,351	4,023	685,069	(43,454,705)	588,194
Shareholders’ equity	70,047,459	-	-	-	-	-	70,047,459
Total on December 31, 2012	730,709,031	83,360,345	153,702,232	5,365	1,138,306	(89,823,101)	879,092,178
Total on September 30, 2012	712,501,683	83,680,470	145,737,656	6,033	1,260,550	(86,898,409)	856,287,983
Total on December 31, 2011	634,614,834	70,670,634	123,865,888	9,966	1,139,232	(68,768,002)	761,532,552

144           Report on Economic and Financial Analysis - December   2012

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Notes to the Consolidated Financial Statements

b)   Income statement

	R$ thousand
	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Total Consolidated
	Brazil	Abroad	Brazil	Abroad
Revenues from financial intermediation	82,076,587	1,583,642	13,522,906	-	36,236	(554,855)	96,664,516
Expenses from financial intermediation	54,012,580	1,459,257	7,990,365	-	-	(555,098)	62,907,104
Gross income from financial intermediation	28,064,007	124,385	5,532,541	-	36,236	243	33,757,412
Other operating income/expenses	(20,419,711)	42,949	356,285	(361)	98,895	(243)	(19,922,186)
Operating income	7,644,296	167,334	5,888,826	(361)	135,131	-	13,835,226
Non-operating income	525,419	15,233	(40,505)	-	(558)	-	499,589
Income before taxes and non-controlling interest	8,169,715	182,567	5,848,321	(361)	134,573	-	14,334,815
Income tax and social contribution	(639,130)	(12,982)	(2,199,156)	(120)	(34,678)	-	(2,886,066)
Non-controlling interests in subsidiaries	(5,260)	-	(62,043)	-	(202)	-	(67,505)
Net income for 2012	7,525,325	169,585	3,587,122	(481)	99,693	-	11,381,244
Net income for 2011	7,230,147	466,865	3,201,506	(57)	129,805	-	11,028,266
Net income for the fourth quarter of 2012	1,999,029	(103,703)	964,208	(86)	33,915	-	2,893,363
Net income for the third quarter of 2012	1,777,101	222,634	837,042	(181)	25,781	-	2,862,377

(1)  The financial segment comprises: financial institutions; holding companies (which are mainly responsible for managing financial resources); as well as credit card, consortium and asset management companies;

(2)  The asset, liability, income and expense balances among companies from the same segment are eliminated;

(3)  The Insurance Group segment comprises insurance, pension plan and capitalization bond companies; and

(4)  Related to amounts eliminated among companies from different segments, as well as among operations carried out in Brazil and abroad.

6)   CASH AND CASH EQUIVALENTS

	R$ thousand
	2012		2011
	December 31	September 30	December 31
Cash and due from banks in domestic currency	8,930,306	7,079,302	16,130,178
Cash and due from banks in foreign currency	3,146,597	5,864,567	6,443,568
Investments in gold	115	122	100
Total cash and due from banks	12,077,018	12,943,991	22,573,846
Interbank investments (1)	35,478,051	71,836,444	14,286,306
Total cash and cash equivalents	47,555,069	84,780,435	36,860,152

(1)  Refer to operations which mature 90 days or less from the date they were effectively invested and with insignificant risk of change in fair value.

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Notes to the Consolidated Financial Statements

7)   INTERBANK INVESTMENTS

a)   Breakdown and maturity

	R$ thousand
	2012						2011
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	December 31	September 30	December 31
Investments in federal funds purchased and securities sold under agreements to repurchase:
Own portfolio position	4,841,395	3,243,150	-	-	8,084,545	9,464,044	10,834,123
● National treasury notes	4,707,426	3,232,257	-	-	7,939,683	3,178,221	5,093,628
● National treasury bills	123,787	10,893	-	-	134,680	6,264,764	5,740,495
● Other	10,182	-	-	-	10,182	21,059	-
Funded position	43,816,784	80,003,518	-	-	123,820,302	96,971,122	57,323,198
● Financial treasury bills	28,959	-	-	-	28,959	11,639,022	12,378,643
● National treasury notes	25,055,719	50,795,936	-	-	75,851,655	53,931,636	35,155,616
● National treasury bills	18,732,106	29,207,582	-	-	47,939,688	31,400,464	9,788,939
Short position	7,159,825	3,481,596	-	-	10,641,421	11,421,578	3,369,026
● National treasury bills	7,159,825	3,481,596	-	-	10,641,421	11,421,578	3,369,026
Subtotal	55,818,004	86,728,264	-	-	142,546,268	117,856,744	71,526,347
Interest-earning deposits in other banks:
● Interest-earning deposits in other banks	3,649,737	2,211,780	2,543,044	861,938	9,266,499	8,916,752	10,778,032
● Provision for losses	-	-	-	-	-	(1,119)	(1,253)
Subtotal	3,649,737	2,211,780	2,543,044	861,938	9,266,499	8,915,633	10,776,779
Total on December 31, 2012	59,467,741	88,940,044	2,543,044	861,938	151,812,767
%	39.1	58.6	1.7	0.6	100.0
Total on September 30, 2012	74,981,478	48,906,496	2,004,831	879,572		126,772,377
%	59.1	38.6	1.6	0.7		100.0
Total on December 31, 2011	36,649,823	42,457,764	1,301,477	1,894,062			82,303,126
%	44.5	51.6	1.6	2.3			100.0

b)   Income from interbank investments

Classified in the income statement as income on securities transactions.

	R$ thousand
	2012			2011
	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD
Income from investments in purchase and sale commitments:
• Own portfolio position	212,304	277,291	1,274,760	3,681,834
• Funded position	1,817,339	1,703,122	6,401,313	4,667,842
• Short position	350,055	360,562	1,154,982	899,141
Subtotal	2,379,698	2,340,975	8,831,055	9,248,817
Income from interest-earning deposits in other banks	577,199	154,458	1,173,307	996,151
Total (Note 8h)	2,956,897	2,495,433	10,004,362	10,244,968

146           Report on Economic and Financial Analysis - December   2012

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Notes to the Consolidated Financial Statements

8)   SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS

Information on securities and derivative financial instruments is as follows:

a)   Summary of the consolidated classification of securities by business segment and issuer

	R$ thousand
	2012								2011

Financial

		Insurance/ capitalization bonds	Pension plans	Other activities	December 31%		September 30%		December 31%
Trading securities	86,023,367	3,738,476	41,284,314	312,166	131,358,323	54.8	145,554,743	60.1	169,957,100	76.4
- Government securities	42,606,021	1,292,205	18,712	227,179	44,144,117	18.4	67,492,124	27.8	102,997,833	46.3
- Corporate securities	40,261,281	2,446,271	523,669	84,987	43,316,208	18.1	40,024,273	16.6	33,529,685	15.1
- Derivative financial instruments (1)	3,156,065	-	-	-	3,156,065	1.3	3,099,659	1.3	918,837	0.4
- PGBL/VGBL restricted bonds	-	-	40,741,933	-	40,741,933	17.0	34,938,687	14.4	32,510,745	14.6
Available-for-sale securities	57,879,064	16,698,112	29,748,214	69,069	104,394,459	43.5	92,880,960	38.3	20,662,724	9.3
- Government securities	40,765,123	14,946,612	27,984,856	422	83,697,013	34.9	71,816,455	29.6	4,880,240	2.2
- Corporate securities	17,113,941	1,751,500	1,763,358	68,647	20,697,446	8.6	21,064,505	8.7	15,782,484	7.1
Held-to-maturity securities (4)	323,518	-	3,659,576	-	3,983,094	1.7	3,939,008	1.6	31,800,624	14.3
- Government securities	323,518	-	3,659,576	-	3,983,094	1.7	3,939,008	1.6	31,360,892	14.1
- Corporate securities	-	-	-	-	-	-	-	-	439,732	0.2
Subtotal	144,225,949	20,436,588	74,692,104	381,235	239,735,876	100.0	242,374,711	100.0	222,420,448	100.0
Purchase and sale commitments (2)	29,417,035	3,506,694	42,734,720	92,740	75,751,189		77,162,542		43,303,145
Overall total	173,642,984	23,943,282	117,426,824	473,975	315,487,065		319,537,253		265,723,593
- Government securities	83,694,662	16,238,817	31,663,144	227,601	131,824,224	55.0	143,247,587	59.1	139,238,965	62.6
- Corporate securities	60,531,287	4,197,771	2,287,027	153,634	67,169,719	28.0	64,188,437	26.5	50,670,738	22.8
- PGBL/VGBL restricted bonds	-	-	40,741,933	-	40,741,933	17.0	34,938,687	14.4	32,510,745	14.6
Subtotal	144,225,949	20,436,588	74,692,104	381,235	239,735,876	100.0	242,374,711	100.0	222,420,448	100.0
Purchase and sale commitments (2)	29,417,035	3,506,694	42,734,720	92,740	75,751,189		77,162,542		43,303,145
Overall total	173,642,984	23,943,282	117,426,824	473,975	315,487,065		319,537,253		265,723,593

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Notes to the Consolidated Financial Statements

b)   Breakdown of the consolidated portfolio by issuer

Securities (3)	R$ thousand
	2012									2011
	December 31							September 30		December 31
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (5) (6) (7)	Original amortized cost	Mark-to-market	Fair/book value (5) (6) (7)	Mark-to-market	Fair/book value (5) (6) (7)	Mark-to-market
Government securities	15,959,287	2,678,781	1,581,289	111,604,867	131,824,224	121,716,801	10,107,423	143,247,587	8,297,504	139,238,965	1,078,226
Financial treasury bills	146,103	1,036,379	578,535	5,444,814	7,205,831	7,197,788	8,043	8,163,483	8,059	7,736,995	1,397
National treasury bills	7,602,881	728,397	1,001,270	35,387,951	44,720,499	44,217,512	502,987	61,920,102	678,228	53,968,067	646,429
National treasury notes	8,196,507	373,394	-	70,443,961	79,013,862	69,514,191	9,499,671	72,007,120	7,450,743	75,642,507	298,149
Brazilian foreign debt notes	7,840	494,605	-	244,133	746,578	670,215	76,363	1,002,157	141,250	1,746,820	119,469
Privatization currencies	-	-	-	73,917	73,917	61,484	12,433	75,222	12,666	81,328	12,919
Foreign government securities	5,956	44,717	-	85	50,758	50,758	-	67,997	-	50,092	-
Other	-	1,289	1,484	10,006	12,779	4,853	7,926	11,506	6,558	13,156	(137)
Corporate securities	16,315,125	2,060,330	2,114,190	46,680,074	67,169,719	66,078,834	1,090,885	64,188,437	(100,300)	50,670,738	(1,278,628)
Bank deposit certificates	237,357	446,569	127,438	823,766	1,635,130	1,635,130	-	2,578,137	-	1,857,763	-
Shares	6,007,310	-	-	-	6,007,310	6,328,485	(321,175)	6,081,238	(1,409,930)	4,219,597	(1,506,026)
Debentures	184,788	877,335	1,302,139	28,917,403	31,281,665	31,328,726	(47,061)	27,475,905	(50,384)	23,314,427	(63,274)
Promissory notes	160,000	308,425	-	-	468,425	469,937	(1,512)	1,399,896	(3,426)	936,796	(1,465)
Foreign corporate securities	159,311	58,728	349,322	7,956,570	8,523,931	8,047,480	476,451	8,046,240	502,972	4,428,843	161,090
Derivative financial instruments (1)	2,302,169	192,978	85,436	575,482	3,156,065	2,711,410	444,655	3,099,659	382,531	918,837	47,015
Other	7,264,190	176,295	249,855	8,406,853	16,097,193	15,557,666	539,527	15,507,362	477,937	14,994,475	84,032
PGBL/VGBL restricted bonds	4,115,413	3,165,955	247,168	33,213,397	40,741,933	40,741,933	-	34,938,687	-	32,510,745	-
Subtotal	36,389,825	7,905,066	3,942,647	191,498,338	239,735,876	228,537,568	11,198,308	242,374,711	8,197,204	222,420,448	(200,402)
Purchase and sale commitments (2)	60,528,978	15,148,147	33,560	40,504	75,751,189	75,751,189	-	77,162,542	-	43,303,145	-

Hedge - cash flow (Note 8g)

	-	-	-	-	-	-	(130,118)	-	(687,346)	-	(767,684)

Overall total

	96,918,803	23,053,213	3,976,207	191,538,842	315,487,065	304,288,757	11,068,190	319,537,253	7,509,858	265,723,593	(968,086)

148           Report on Economic and Financial Analysis - December   2012

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Notes to the Consolidated Financial Statements

c)   Consolidated classification by category, maturity and business segment

I)    Trading securities

Securities (3)	R$ thousand
	2012									2011
	December 31							September 30		December 31
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/ book value (5) (6) (7)	Original amortized cost	Mark-to-market	Fair/ book value (5) (6) (7)	Mark-to-market	Fair/ book value (5) (6) (7)	Mark-to-market
- Financial	25,295,396	3,611,669	3,080,340	54,035,962	86,023,367	84,868,640	1,154,727	106,322,657	1,105,427	131,787,491	819,375
National treasury bills	7,164,132	530,447	952,926	6,867,977	15,515,482	15,458,354	57,128	41,577,771	449,796	53,137,414	631,478
Financial treasury bills	146,103	824,986	497,338	3,833,987	5,302,414	5,294,662	7,752	6,373,657	7,812	6,508,262	1,222
Bank deposit certificates	185,525	429,427	117,071	225,658	957,681	957,681	-	1,120,717	-	713,645	-
Derivative financial instruments (1)	2,302,169	192,978	85,436	575,482	3,156,065	2,711,410	444,655	3,099,659	382,531	918,837	47,015
Debentures	172,160	877,335	1,298,395	27,958,118	30,306,008	30,385,056	(79,048)	26,622,635	(79,395)	21,861,361	(63,668)
Promissory notes	155,305	300,964	-	-	456,269	457,781	(1,512)	1,387,275	(3,426)	887,362	(1,465)
National treasury notes	8,189,253	371,861	-	13,179,389	21,740,503	21,074,830	665,673	18,028,174	402,693	39,895,852	205,811
Foreign corporate securities	289	23,969	8,272	521	33,051	33,105	(54)	58,115	233	55,440	499
Foreign government securities	-	44,717	-	58	44,775	44,775	-	67,997	-	50,092	-
Shares	1,503,657	-	-	-	1,503,657	1,441,818	61,839	1,383,055	(54,532)	173,186	(1,547)
Other	5,476,803	14,985	120,902	1,394,772	7,007,462	7,009,168	(1,706)	6,603,602	(285)	7,586,040	30
- Insurance companies and capitalization bonds	1,256,142	183,542	34,744	2,264,048	3,738,476	3,738,476	-	3,359,582	-	4,860,036	-
Financial treasury bills	-	164,902	21,260	1,046,589	1,232,751	1,232,751	-	1,121,981	-	492,838	-
National treasury bills	-	362	-	12,453	12,815	12,815	-	11,954	-	21,475	-
Bank deposit certificates	6,436	6,782	5,280	115,084	133,582	133,582	-	133,542	-	310,540	-
National treasury notes	-	1,532	-	39,150	40,682	40,682	-	64,818	-	2,604,056	-
Debentures	-	-	3,334	138,441	141,775	141,775	-	38,223	-	7,516	-
Foreign corporate securities	17,744	-	-	-	17,744	17,744	-	23,791	-	5,656	-
Other	1,231,962	9,964	4,870	912,331	2,159,127	2,159,127	-	1,965,273	-	1,417,955	-
- Pension plans	4,558,275	3,165,955	247,168	33,312,916	41,284,314	41,282,444	1,870	35,519,720	1,566	33,003,087	527
PGBL/VGBL restricted bonds	4,115,413	3,165,955	247,168	33,213,397	40,741,933	40,741,933	-	34,938,687	-	32,510,745	-
Other	442,862	-	-	99,519	542,381	540,511	1,870	581,033	1,566	492,342	527

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Notes to the Consolidated Financial Statements

Securities (3)	R$ thousand
	2012									2011
	December 31							September 30		December 31
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/ book value (5) (6) (7)	Original amortized cost	Mark-to-market	Fair/ book value (5) (6) (7)	Mark-to-market	Fair/ book value (5) (6) (7)	Mark-to-market
- Other activities	15,637	42,517	14,786	239,226	312,166	312,166	-	352,784	-	306,486	-
Financial treasury bills	-	38,729	3,417	163,185	205,331	205,331	-	203,073	-	231,262	-
Bank deposit certificates	-	2,869	5,087	10,236	18,192	18,192	-	23,676	-	14,205	-
National treasury bills	4,655	853	-	7,649	13,157	13,157	-	20,319	-	6,005	-
Debentures	-	-	410	16,977	17,387	17,387	-	4,185	-	5,811	-
National treasury notes	7,254	-	-	1,437	8,691	8,691	-	7,635	-	15,274	-
Other	3,728	66	5,872	39,742	49,408	49,408	-	93,896	-	33,929	-
Subtotal	31,125,450	7,003,683	3,377,038	89,852,152	131,358,323	130,201,726	1,156,597	145,554,743	1,106,993	169,957,100	819,902
Purchase and sale commitments (2)	59,929,351	15,148,147	33,560	39,305	75,150,363	75,150,363	-	76,633,696	-	43,303,145	-
Financial/other	29,456,279	14,191	-	39,305	29,509,775	29,509,775	-	28,733,038	-	2,353,723	-
Insurance companies and capitalization bonds	3,145,613	-	-	-	3,145,613	3,145,613	-	5,542,615	-	5,130,845	-
Pension plans	27,327,459	15,133,956	33,560	-	42,494,975	42,494,975	-	42,358,043	-	35,818,577	-
- PGBL/VGBL	27,054,748	15,133,956	33,560	-	42,222,264	42,222,264	-	42,285,582	-	35,722,471	-
- Funds	272,711	-	-	-	272,711	272,711	-	72,461	-	96,106	-
Overall total	91,054,801	22,151,830	3,410,598	89,891,457	206,508,686	205,352,089	1,156,597	222,188,439	1,106,993	213,260,245	819,902
Derivative financial instruments (liabilities)	(2,741,786)	(182,250)	(202,157)	(875,062)	(4,001,255)	(3,363,513)	(637,742)	(4,147,711)	(508,084)	(734,571)	(202,104)

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Notes to the Consolidated Financial Statements

II)   Available-for-sale securities

Securities (3) (8)	R$ thousand
	2012									2011
	December 31							September 30		December 31
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/ book value (5) (6) (7)	Original amortized cost	Mark-to-market	Fair/ book value (5) (6) (7)	Mark-to-market	Fair/ book value (5) (6) (7)	Mark-to-market
- Financial	1,923,816	619,115	565,609	54,770,524	57,879,064	55,626,364	2,252,700	50,321,398	1,328,886	17,518,219	83,475
National treasury bills	434,094	196,735	48,344	28,499,872	29,179,045	28,733,187	445,858	20,310,059	228,433	803,175	14,953
Brazilian foreign debt securities	4,778	219,005	-	199,277	423,060	346,697	76,363	674,554	141,251	815,536	119,406
Foreign corporate securities	141,277	34,759	341,049	7,956,051	8,473,136	7,996,633	476,503	7,964,334	502,742	4,367,747	160,591
National treasury notes	-	-	-	10,696,375	10,696,375	10,142,616	553,759	11,273,861	394,128	2,670,700	91,809
Financial treasury bills	-	1,095	56,520	325,180	382,795	382,611	184	381,331	123	414,752	(92)
Bank deposit certificates	42,983	7,492	-	472,786	523,261	523,261	-	1,298,805	-	815,300	-
Debentures	-	-	-	563,813	563,813	563,813	-	552,819	-	726,159	-
Shares	1,268,485	-	-	-	1,268,485	1,168,595	99,890	1,526,294	(474,455)	1,339,164	(436,033)
Privatization currencies	-	-	-	73,917	73,917	61,483	12,434	75,222	12,666	81,328	12,919
Other	32,199	160,029	119,696	5,983,253	6,295,177	5,707,468	587,709	6,264,119	523,998	5,484,358	119,922
- Insurance companies and capitalization bonds	1,637,117	76	-	15,060,919	16,698,112	15,279,625	1,418,487	13,928,108	594,880	1,561,547	(467,124)
Financial treasury bills	-	76	-	16,965	17,041	17,041	-	16,755	-	17,588	-
National treasury notes	-	-	-	14,929,544	14,929,544	13,379,109	1,550,435	12,211,066	934,946	-	-
Shares	1,613,195	-	-	-	1,613,195	1,727,239	(114,044)	1,566,900	(320,858)	1,327,233	(433,649)
Debentures	9,910	-	-	108,429	118,339	99,667	18,672	112,841	16,361	193,167	276
Other	14,012	-	-	5,981	19,993	56,569	(36,576)	20,546	(35,569)	23,559	(33,751)
- Pension plans	1,631,733	6,592	-	28,109,889	29,748,214	23,382,584	6,365,630	28,624,671	5,163,351	1,542,453	(637,628)
Shares	1,613,839	-	-	-	1,613,839	1,987,593	(373,754)	1,599,571	(563,900)	1,375,128	(634,798)
Financial treasury bills	-	6,592	-	58,485	65,077	64,970	107	66,687	122	71,313	134
National treasury notes	-	-	-	27,919,779	27,919,779	21,191,847	6,727,932	26,798,320	5,717,411	-	-
Debentures	2,718	-	-	131,625	134,343	121,028	13,315	145,202	13,374	80,680	57
Other	15,176	-	-	-	15,176	17,146	(1,970)	14,891	(3,656)	15,332	(3,021)

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Securities (3) (8)	R$ thousand
	2012									2011
	December 31							September 30		December 31
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/ book value (5) (6) (7)	Original amortized cost	Mark-to-market	Fair/ book value (5) (6) (7)	Mark-to-market	Fair/ book value (5) (6) (7)	Mark-to-market
- Other activities	68,647	-	-	422	69,069	64,175	4,894	6,783	3,094	40,505	973
Bank deposit certificates	2,414	-	-	-	2,414	2,414	-	1,397	-	4,074	-
Other	66,233	-	-	422	66,655	61,761	4,894	5,386	3,094	36,431	973
Subtotal	5,261,313	625,783	565,609	97,941,754	104,394,459	94,352,748	10,041,711	92,880,960	7,090,211	20,662,724	(1,020,304)
Purchase and sale commitments (2)	599,627	-	-	1,199	600,826	600,826	-	528,846	-	-	-
Insurance companies and capitalization bonds	359,882	-	-	1,199	361,081	361,081	-	475,582	-	-	-
Pension plans	239,745	-	-	-	239,745	239,745	-	53,264	-	-	-
- Funds	239,745	-	-	-	239,745	239,745	-	53,264	-	-	-
Subtotal	5,860,940	625,783	565,609	97,942,953	104,995,285	94,953,574	10,041,711	93,409,806	7,090,211	20,662,724	(1,020,304)
Hedge - cash flow (Note 8g)	-	-	-	-	-	-	(130,118)	-	(687,346)	-	(767,684)
Overall total	5,860,940	625,783	565,609	97,942,953	104,995,285	94,953,574	9,911,593	93,409,806	6,402,865	20,662,724	(1,787,988)

Bradesco 152

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Notes to the Consolidated Financial Statements

III) Held-to-maturity securities

Securities (3)	R$ thousand
	2012						2011
	December 31					September 30	December 31
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Original amortized cost (5) (6)	Original amortized cost (5) (6)	Original amortized cost (5) (6)
Financial	3,062	275,600	-	44,856	323,518	327,604	913,018
Brazilian foreign debt notes	3,062	275,600	-	44,856	323,518	327,604	913,018
Insurance companies and capitalization bonds	-	-	-	-	-	-	8,123,401
Debentures	-	-	-	-	-	-	30,020
National treasury notes	-	-	-	-	-	-	8,093,381
Pension plans	-	-	-	3,659,576	3,659,576	3,611,404	22,764,205
Debentures	-	-	-	-	-	-	409,712
National treasury notes	-	-	-	3,659,576	3,659,576	3,611,404	22,354,493
Overall total (4)	3,062	275,600	-	3,704,432	3,983,094	3,939,008	31,800,624

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d)   Breakdown of the portfolios by financial statement classification

Securities	R$ thousand
	2012						2011
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total on December 31 (3) (5) (6) (7)	Total on September 30 (3) (5) (6) (7)	Total on December 31 (3) (5) (6) (7)
Own portfolio	81,186,031	22,107,440	2,540,834	126,799,855	232,634,160	228,250,676	166,303,384
Fixed income securities	75,178,721	22,107,440	2,540,834	126,799,855	226,626,850	222,169,438	162,083,787
● Financial treasury bills	146,103	974,075	229,868	3,853,471	5,203,517	6,060,044	5,425,114
● Purchase and sale commitments (2)	60,528,978	15,148,147	33,560	40,504	75,751,189	77,162,542	43,303,145
● National treasury notes	1,617,401	373,394	-	46,764,980	48,755,775	42,723,486	35,825,456
● Brazilian foreign debt securities	4,619	185,187	-	140,068	329,874	211,206	663,077
● Bank deposit certificates	237,357	446,569	127,438	823,766	1,635,130	2,578,137	1,857,763
● National treasury bills	817,735	347,324	-	495,652	1,660,711	11,279,352	1,206,490
● Foreign corporate securities	96,181	58,728	349,322	4,133,670	4,637,901	2,753,318	1,983,051
● Debentures	184,788	877,335	1,302,139	28,917,403	31,281,665	27,475,905	23,314,427
● Promissory notes	160,000	308,425	-	-	468,425	1,399,896	936,796
● Foreign government securities	5,956	44,717	-	85	50,758	67,997	50,092
● PGBL/VGBL restricted bonds	4,115,413	3,165,955	247,168	33,213,397	40,741,933	34,938,687	32,510,745
● Other	7,264,190	177,584	251,339	8,416,859	16,109,972	15,518,868	15,007,631
Equity securities	6,007,310	-	-	-	6,007,310	6,081,238	4,219,597
● Shares of listed companies (technical provision)	1,879,925	-	-	-	1,879,925	1,748,139	1,647,410
● Shares of listed companies (other)	4,127,385	-	-	-	4,127,385	4,333,099	2,572,187
Restricted securities	13,430,603	752,795	1,349,937	61,692,055	77,225,390	87,337,754	91,103,596
Repurchase agreements	66,351	698,243	1,019,019	58,143,287	59,926,900	82,456,249	79,956,010
● National treasury bills	-	381,073	1,001,270	30,536,541	31,918,884	46,971,020	44,827,234
● Brazilian foreign debt securities	3,221	309,418	-	104,065	416,704	790,951	1,083,743
● Financial treasury bills	-	7,752	17,749	200,869	226,370	303,577	282,236
● National treasury notes	-	-	-	23,478,912	23,478,912	29,097,779	31,317,005
● Foreign corporate securities	63,130	-	-	3,822,900	3,886,030	5,292,922	2,445,792
Brazilian Central Bank	5,195,610	-	-	1,498,742	6,694,352	-	8,500,046
● National treasury bills	4,960,243	-	-	1,498,742	6,458,985	-	-

Bradesco 154

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Notes to the Consolidated Financial Statements

Securities	R$ thousand
	2012						2011
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total on December 31 (3) (5) (6) (7)	Total on September 30 (3) (5) (6) (7)	Total on December 31 (3) (5) (6) (7)
National treasury notes	235,367	-	-	-	235,367	-	8,500,046
Privatization currencies	-	-	-	73,917	73,917	75,222	81,328
Guarantees provided	8,168,642	54,552	330,918	1,976,109	10,530,221	4,806,283	2,566,212
● National treasury bills	1,824,903	-	-	385,566	2,210,469	2,838,732	553,594
● Financial treasury bills	-	54,552	330,918	1,390,474	1,775,944	1,781,696	2,012,618
● National treasury notes	6,343,739	-	-	200,069	6,543,808	185,855	-
Derivative financial instruments (1)	2,302,169	192,978	85,436	575,482	3,156,065	3,099,659	918,837
Securities subject to unrestricted repurchase agreements	-	-	-	2,471,450	2,471,450	849,164	7,397,776
● National treasury bills	-	-	-	2,471,450	2,471,450	830,998	7,380,749
● Financial treasury bills	-	-	-	-	-	18,166	17,027
Overall total	96,918,803	23,053,213	3,976,207	191,538,842	315,487,065	319,537,253	265,723,593
%	30.7	7.3	1.3	60.7	100.0	100.0	100.0

(1)  Consistent with the criterion adopted by Bacen Circular Letter 3068/01 and due to the characteristics of the securities, we are considering the derivative financial instruments, except those considered as cash flow hedges under the category Trading Securities;

(2)  These refer to investment fund resources and managed portfolios applied on purchase and sale commitments with Bradesco, whose owners are consolidated subsidiaries, included in the consolidated financial statements;

(3)  The investment fund quotas were distributed according to the instruments composing their portfolios and maintaining the fund category classification;

(4)  In compliance with Article 8 of Bacen Circular Letter 3068/01, Bradesco declares that it has financial capacity and intention to maintain held-to-maturity securities up to their maturity dates. This financial capacity is proven in Note 32a, which presents the maturity of asset and liability operations. On June 30, 2012, R$28,501,990 thousand were transferred from “Held to Maturity” to “Available for Sale,” due to reclassification made by the Insurance Group, as a result of adoption of CPCs 38 and 40;

(5)  The number of days to maturity was based on the maturity of the instruments, regardless of their accounting classification;

(6)  This column reflects book value after mark-to-market in accordance with item (7), except for held-to-maturity instruments, whose market value is higher than the original amortized cost for the amount of R$2,618,956 thousand (R$2,484,697 thousand on September 30, 2012 and R$4,896,941 thousand on December 31, 2011);

(7)  The market value of securities is determined based on the market price available at the end of the reporting period. If no market price quotation is available at the end of the reporting period, amounts are estimated based on the prices quoted by dealers, pricing models, quotation models or price quotations for instruments with similar characteristics; for investment funds, the original amortized cost reflects the market value of the respective quotas; and

(8)    In the year ended December 31, 2012, other than temporary impairments were realized in the amount of R$889,980 thousand (R$515 thousand in 2011) and R$889,980 thousand in the fourth quarter of 2012 for available-for-sale securities.

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Notes to the Consolidated Financial Statements

e)   Derivative financial instruments

Bradesco carries out transactions involving derivative financial instruments, which are recorded in the statement of financial position or in memorandum accounts, to meet its own needs in managing its global exposure, as well as to meet its customer’s requests, in order to manage their exposure. These operations involve a series of derivatives, including interest rate swaps, currency swaps, futures and options. Bradesco’s risk management policy is based on the utilization of derivative financial instruments mainly to mitigate the risks from operations carried out by the Bank and its subsidiaries.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their estimated fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. Should market prices not be available, fair values are based on dealer quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by the Management.

Quoted market prices are used to determine the fair value of derivative financial instruments. The fair value of swaps is determined by using discounted cash flow modeling techniques that use yield curves, reflecting adequate risk factors. The information to build yield curves is mainly obtained from the Securities, Commodities and Futures Exchange (BM&FBOVESPA) and the domestic and international secondary market. These yield curves are used to determine the fair value of currency swaps, interest rate and other risk factors swaps. The fair value of forward and futures contracts is also determined based on market price quotations for derivatives traded at the stock exchange or using methodologies similar to those outlined for swaps. The fair values of loan derivative instruments are determined based on market price quotation or from specialized entities. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of corresponding assets. Current market prices are used to calculate volatility.

Derivative financial instruments in Brazil mainly refer to swap and futures operations and are registered at the OTC Clearing House (Cetip) and BM&FBOVESPA.

Operations involving forward contracts of indexes and currencies are contracted by Management to hedge Bradesco’s overall exposures and to meet customer needs.

Foreign derivative financial instruments refer to swap, forward, options, credit and futures operations and are mainly carried out at the stock exchanges of Chicago and New York, as well as the over-the-counter markets.

Bradesco	156

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Notes to the Consolidated Financial Statements

I)    Amount of derivative financial instruments recorded in balance sheet and memorandum accounts

	R$ thousand
	2012				2011
	December 31		September 30		December 31
	Overall amount	Net amount	Overall amount	Net amount	Overall amount	Net amount
Futures contracts
Purchase commitments:	114,745,188		88,984,078		35,703,264
- Interbank market	110,914,535	-	75,350,210	-	34,165,295	-
- Foreign currency	3,804,690	-	13,602,498	-	1,533,988	-
- Other	25,963	-	31,370	-	3,981	-
Sale commitments:	455,458,080		454,440,256		187,973,450
- Interbank market (1)	423,475,620	312,561,085	414,762,926	339,412,716	163,804,962	129,639,667
- Foreign currency (2)	30,645,872	26,841,182	38,369,038	24,766,540	23,057,379	21,523,391
- Other	1,336,588	1,310,625	1,308,292	1,276,922	1,111,109	1,107,128

Option contracts
Purchase commitments:	60,592,930		56,582,443		10,484,119
- Interbank market	59,360,715	-	55,513,695	-	9,450,380	-
- Foreign currency	536,505	189,465	461,033	-	577,532	-
- Other	695,710	32,740	607,715	-	456,207	-
Sale commitments:	78,498,249		74,550,857		12,759,567
- Interbank market	77,488,239	18,127,524	73,062,914	17,549,219	10,949,600	1,499,220
- Foreign currency	347,040	-	527,174	66,141	1,031,848	454,316
- Other	662,970	-	960,769	353,054	778,119	321,912

Forward contracts
Purchase commitments:	20,477,458		28,500,273		12,566,157
- Foreign currency	20,068,292	11,753,943	27,678,801	19,286,759	12,559,145	3,193,990
- Other	409,166	-	821,472	-	7,012	-
Sale commitments:	9,710,879		10,403,618		9,450,982
- Foreign currency	8,314,349	-	8,392,042	-	9,365,155	-
- Other	1,396,530	987,364	2,011,576	1,190,104	85,827	78,815

Swap contracts
Assets (long position):	36,165,256		35,514,483		25,757,771
- Interbank market	8,072,878	-	7,622,947	-	4,163,108	-
- Fixed rate	3,948,925	2,345,178	3,935,344	2,064,278	2,041,498	157,875
- Foreign currency (3)	21,030,812	-	21,092,590	-	16,220,132	1,027,138
- Reference Interest Rate (TR)	802,735	787,110	962,662	947,109	15,000	-
- Special Clearance and Custody System Rate (Selic)	100,161	89,909	83	-	21,825	8,347
- General Price Index - Market (IGP-M)	965,220	-	943,351	-	1,882,086	1,352,515
- Other	1,244,525	-	957,506	-	1,414,122	764,722
Liabilities (short position):	36,474,330		35,699,787		25,654,793
- Interbank market	8,323,993	251,115	7,658,651	35,704	6,136,153	1,973,045
- Fixed rate	1,603,747	-	1,871,066	-	1,883,623	-
- Foreign currency (3)	21,527,465	496,653	21,528,936	436,346	15,192,994	-
- TR	15,625	-	15,553	-	1,249,574	1,234,574
- Selic	10,252	-	21,171	21,088	13,478	-
- IGP-M	2,556,053	1,590,833	2,391,720	1,448,369	529,571	-
- Other	2,437,195	1,192,670	2,212,690	1,255,184	649,400	-

Derivatives include operations maturing in D+1.

(1)  Includes cash flow hedges to protect CDI-related funding, for the amount of R$18,233,881 thousand (R$28,790,922 thousand on September 30, 2012 and R$78,444,107 thousand on December 31, 2011) (Note 8g);

(2)  Includes specific hedges to protect foreign investments totaling R$22,497,383 thousand (R$22,434,605 thousand on September 30, 2012 and R$20,318,716 thousand on December 31, 2011); and

(3)  Includes credit derivative operations (Note 8f).

To obtain greater payment assurance for operations with financial institutions and customers, Bradesco established compensation and settlement agreements for liabilities within the National Financial System, in accordance with CMN Resolution 3263/05.

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Notes to the Consolidated Financial Statements

II)   Breakdown of derivative financial instruments (assets and liabilities) shown at original amortized cost and market value

	R$ thousand
	2012						2011
	December 31			September 30			December 31
	Original amortized cost	Mark-to-market adjustment	Market value	Original amortized cost	Mark-to-market adjustment	Market value	Original amortized cost	Mark-to-market adjustment	Market value
Adjustment receivables - swaps	592,593	352,551	945,144	567,325	308,218	875,543	507,256	49,317	556,573
Receivable forward purchases	578,648	160	578,808	1,085,101	-	1,085,101	315,438	-	315,438
Receivable forward sales	1,476,409	406	1,476,815	1,009,626	-	1,009,626	37,677	-	37,677
Premiums on exercisable options	63,760	91,538	155,298	55,076	74,313	129,389	11,451	(2,302)	9,149
Total assets	2,711,410	444,655	3,156,065	2,717,128	382,531	3,099,659	871,822	47,015	918,837
Adjustment payables - swaps	(678,947)	(575,272)	(1,254,219)	(598,389)	(462,459)	(1,060,848)	(234,857)	(218,738)	(453,595)
Payable forward purchases	(532,564)	(160)	(532,724)	(903,637)	-	(903,637)	(19,288)	-	(19,288)
Payable forward sales	(2,076,903)	(637)	(2,077,540)	(2,056,218)	-	(2,056,218)	(224,816)	-	(224,816)
Premiums on written options	(75,099)	(61,673)	(136,772)	(81,383)	(45,625)	(127,008)	(53,506)	16,634	(36,872)
Total liabilities	(3,363,513)	(637,742)	(4,001,255)	(3,639,627)	(508,084)	(4,147,711)	(532,467)	(202,104)	(734,571)

III) Futures, options, forward and swap contracts - (Notional)

	R$ thousand
	2012						2011
	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total on December 31	Total on September 30	Total on December 31
Futures contracts	225,116,253	65,796,727	40,340,003	238,950,285	570,203,268	543,424,334	223,676,714
Option contracts	135,103,881	554,399	3,323,423	109,476	139,091,179	131,133,300	23,243,686
Forward contracts	19,961,546	2,342,798	4,069,428	3,814,565	30,188,337	38,903,891	22,017,139
Swap contracts	9,390,230	12,708,368	1,917,139	11,204,375	35,220,112	34,638,939	25,201,198
Total on December 31, 2012	389,571,910	81,402,292	49,649,993	254,078,701	774,702,896
Total on September 30, 2012	102,965,890	472,798,520	20,440,962	151,895,092		748,100,464
Total on December 31, 2011	124,738,388	35,371,153	25,042,245	108,986,951			294,138,737

Bradesco 158

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Notes to the Consolidated Financial Statements

IV) Types of margin offered for guarantee for derivative financial instruments, mainly futures contracts

	R$ thousand
	2012		2011
	December 31	September 30	December 31
Government securities
National treasury notes	6,536,479	3,126,530	141,645
Financial treasury bills	45,041	35,374	33,133
National treasury bills	-	2,716,542	4,790,325
Total	6,581,520	5,878,446	4,965,103

V)  Revenues and expenses, net

	R$ thousand
	2012			2011
	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD
Swap contracts	(82,459)	(100,967)	(727,694)	(372,658)
Forward contracts	(36,574)	55,675	96,222	(2,308)
Option contracts	6,744	(7,076)	61,208	20,868
Futures contracts	(343,680)	(330,738)	(2,401,893)	72,793
Foreign exchange variation of investments abroad	22,562	11,500	316,568	(387,768)
Total	(433,407)	(371,606)	(2,655,589)	(669,073)

VI) Total value of derivative financial instruments, by trading location and counter parties

	R$ thousand
	2012		2011
	December 31	September 30	December 31
Cetip (over-the-counter)	43,729,867	49,209,296	26,774,362
BM&FBOVESPA (stock exchange)	695,922,309	660,123,142	244,791,624
Abroad (over-the-counter) (1)	23,167,873	25,667,435	22,411,041
Abroad (stock exchange) (1)	11,882,847	13,100,591	161,710
Total	774,702,896	748,100,464	294,138,737

(1)  Comprise operations carried out on the Chicago and New York Stock Exchanges and over-the-counter markets.

A total of 96% of counterparties are corporate entities and 4% are financial institutions on December 31, 2012.

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Notes to the Consolidated Financial Statements

f)    Credit Default Swaps (CDS)

In general, these represent bilateral agreements in which one of the parties purchases protection against the credit risk of a certain financial instrument (the risk is transferred). The selling counterparty receives remuneration that is usually paid linearly over the term of the agreement.

In the case of a default, the purchasing counterparty will receive a payment to offset the loss incurred on the financial instrument. In this case, the selling counterparty usually receives the underlying asset of the agreement in exchange for the payment.

	R$ thousand
	Credit risk amount			Effect on the calculation of capital requirement
	2012		2011	2012		2011
	December 31	September 30	December 31	December 31	September 30	December 31
Sold protection
Credit swaps whose underlying assets are:
● Securities - Brazilian public debt	(265,655)	(324,896)	(543,982)	-	-	-
● Derivatives with companies	(4,087)	(4,061)	(3,752)	(225)	(223)	(206)
Purchased protection
Credit swaps whose underlying assets are:
● Securities - Brazilian public debt	-	304,590	778,457	-	-	-
● Derivatives with companies	6,131	26,398	5,627	674	2,904	619
Total	(263,611)	2,031	236,350	449	2,681	413
Deposited margin	5,109	5,077	4,690

Bradesco carries out operations involving credit derivatives to better manage its risk exposure and its assets. Contracts related to credit derivatives operations described above have several maturities up to 2013. The mark-to-market rates to protect counterparty risk though remuneration totaled R$(332) thousand (R$(873) thousand on September 30, 2012 and R$826 thousand on December 31, 2011). There was no default to trigger events in the contracts during the period.

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Notes to the Consolidated Financial Statements

g)   Cash flow hedge

Bradesco uses cash flow hedges to protect its cash flows from payment of interest rates on funds indexed to Bank Deposit Certificates (CDB), related to variable interest rate risk of Interbank Deposit Rate (DI Cetip), thus registering fixed cash flows.

Bradesco has traded DI Future contracts at BM&FBOVESPA since 2009, using them as cash flow hedges for funding linked to DI. The following table presents the DI Future position, where:

	R$ thousand
	2012		2011
	December 31	September 30	December 31
DI Future with maturity between 2013 and 2017	18,233,881	28,790,922	78,444,107
Funding indexed to CDI	17,398,534	27,387,491	77,124,691
Mark-to-market adjustment recorded in shareholders’ equity (1)	(130,118)	(687,346)	(767,684)
Ineffective market value recorded in the income statement	(1,033)	(56)	29

(1)  The adjustment in shareholders’ equity is R$(78,071) thousand, net of tax (R$(412,408) thousand on September 30, 2012 and R$(460,610) thousand on December 31, 2011).

The effectiveness of the hedge portfolio was assessed in accordance with Bacen Circular Letter 3082/02.

h)   Income from securities, insurance, pension plans and capitalization bonds and derivative financial instruments

	R$ thousand
	2012			2011
	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD
Fixed income securities	4,022,638	4,563,501	19,740,604	16,019,737
Interbank investments (Note 7b)	2,956,897	2,495,433	10,004,362	10,244,968
Equity securities	28,489	(101,959)	(57,772)	(29,751)
Subtotal	7,008,024	6,956,975	29,687,194	26,234,954
Financial result from insurance, pension plans and capitalization bonds (1)	2,841,587	5,329,082	13,524,251	10,194,307
Income from derivative financial instruments (Note 8e V)	(433,407)	(371,606)	(2,655,589)	(669,073)
Total	9,416,204	11,914,451	40,555,856	35,760,188

(1) The fourth quarter of 2012 considers the gain from extended terms of the Insurance Group’s available-for-sale securities, amounting to R$166,184 thousands,  R$2,115,963 thousand in the third quarter of 2012 and R$2,282,147 thousand on December 31, 2012 YTD.

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Notes to the Consolidated Financial Statements

9)   INTERBANK ACCOUNTS - RESERVE REQUIREMENT

a)   Compulsory reserve

	R$ thousand
	Remuneration	2012		2011
		December 31	September 30	December 31
Reserve requirements - demand deposits	not remunerated	7,890,857	8,870,316	9,589,871
Reserve requirements - savings deposits	savings index	13,741,787	13,033,172	11,792,136
Time reserve requirements (1)	Selic rate	9,257,923	10,716,402	20,876,003
Collection of funds from rural loan (2)	not remunerated	536	536	-
Additional reserve requirements	Selic rate	17,061,314	21,601,983	28,952,747
• Savings deposits		6,870,893	6,514,538	5,895,100
• Demand deposits (1)		-	2,125,654	4,241,791
• Time deposits (1)		10,190,421	12,961,791	18,815,856
Restricted deposits - National Housing System (SFH)	TR + interest rate	560,944	551,306	531,923
Funds from rural loan	not remunerated	578	578	578
Total		48,513,939	54,774,293	71,743,258

(1)  For more information on new rules on reserve requirement, see Note 35c; and

(2)  Pursuant to Bacen’s Circular Letter 3460/09, the banks must collect funds from rural loan (on demand deposits) not lent as of August 2010, to be delivered in August 2013.

b)   Revenue from reserve requirement

	R$ thousand
	2012			2011
	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD
Reserve requirement - Bacen (reserves requirement)	658,235	887,406	3,808,242	6,112,350
Restricted deposits - SFH	6,694	6,491	27,092	29,496
Total	664,929	893,897	3,835,334	6,141,846

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10)    LOANS

Information relating to loans, including advances on foreign exchange contracts, leasing and other receivables with credit characteristics is shown below:

a)   By type and maturity

	R$ thousand
	Performing loans
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	2012				2011
							Total on December 31 (A)	% (6)	Total on September 30 (A)	% (6)	Total on December 31 (A)	% (6)
Discounted trade receivables and loans (1)	19,665,024	13,939,732	8,572,409	16,439,664	19,280,413	49,520,525	127,417,767	38.4	123,461,721	38.5	116,554,918	38.6
Financing	4,104,641	3,738,048	2,967,184	10,846,720	13,625,599	60,015,279	95,297,471	28.6	93,633,985	29.2	87,108,258	28.8
Agricultural and agribusiness financing	642,323	566,922	532,307	2,113,311	5,758,409	6,772,865	16,386,137	4.9	15,703,023	4.9	15,195,287	5.0
Subtotal	24,411,988	18,244,702	12,071,900	29,399,695	38,664,421	116,308,669	239,101,375	71.9	232,798,729	72.6	218,858,463	72.4
Leasing	443,074	402,507	343,990	980,543	1,560,111	3,275,743	7,005,968	2.1	7,576,535	2.4	10,000,884	3.3
Advances on foreign exchange contracts (2)	901,810	842,325	809,306	1,555,587	2,112,393	107,676	6,329,097	1.9	7,349,818	2.3	6,213,491	2.1
Subtotal	25,756,872	19,489,534	13,225,196	31,935,825	42,336,925	119,692,088	252,436,440	75.9	247,725,082	77.3	235,072,838	77.8
Other receivables (3)	5,545,999	3,696,862	1,642,600	2,752,093	2,092,811	861,064	16,591,429	5.0	14,192,879	4.4	13,658,145	4.5
Total Loans	31,302,871	23,186,396	14,867,796	34,687,918	44,429,736	120,553,152	269,027,869	80.9	261,917,961	81.7	248,730,983	82.3
Sureties and guarantees (4)	1,898,249	1,360,524	1,416,365	3,202,884	5,533,994	46,498,667	59,910,683	18.0	54,732,292	17.1	48,479,356	16.1
Loan assignment (5)	20,878	19,874	18,656	47,759	62,331	33,077	202,575	0.1	266,175	0.1	516,098	0.2
Loan assignment - real estate receivables certificate	15,419	15,418	15,418	44,373	66,222	222,643	379,493	0.1	399,620	0.1	501,273	0.2
Co-obligation in rural loan assignment (4)	-	-	-	-	-	118,676	118,676	-	130,458	-	129,540	-
Loans available for import (4)	136,585	263,776	118,375	611,204	36,566	443,252	1,609,758	0.5	1,555,524	0.5	1,700,341	0.6
Confirmed export credits (4)	2,437	11,180	-	-	3,006	2,778	19,401	-	13,525	-	53,877	-
Acquisition of credit card receivables	387,550	172,839	123,118	320,351	362,739	87,706	1,454,303	0.4	1,622,806	0.5	1,878,512	0.6
Overall total on December 31, 2012	33,763,989	25,030,007	16,559,728	38,914,489	50,494,594	167,959,951	332,722,758	100.0
Overall total on September 30, 2012	31,487,927	22,918,388	18,783,272	36,003,346	50,347,031	161,098,397			320,638,361	100.0
Overall total on December 31, 2011	31,303,215	22,331,655	16,574,500	34,882,872	44,756,287	152,141,451					301,989,980	100.0

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Notes to the Consolidated Financial Statements

	R$ thousand
	Non-performing loans
	Installments past due
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 540 days	2012				2011
						Total on December 31 (A)	% (6)	Total on September 30 (A)	% (6)	Total on December 31 (A)	% (6)
Discounted trade receivables and loans (1)	972,480	977,112	866,106	1,733,241	2,600,034	7,148,973	83.0	7,162,929	83.7	6,680,028	84.3
Financing	237,280	191,680	119,252	231,766	258,667	1,038,645	12.1	992,968	11.6	787,793	10.0
Agricultural and agribusiness financing	23,469	21,006	14,342	21,613	20,284	100,714	1.2	94,600	1.1	91,886	1.2
Subtotal	1,233,229	1,189,798	999,700	1,986,620	2,878,985	8,288,332	96.3	8,250,497	96.4	7,559,707	95.5
Leasing	57,664	46,588	28,542	50,699	43,278	226,771	2.6	242,848	2.8	280,054	3.5
Advances on foreign exchange contracts (2)	11,082	4,384	3,292	-	-	18,758	0.2	10,567	0.1	21,981	0.3
Subtotal	1,301,975	1,240,770	1,031,534	2,037,319	2,922,263	8,533,861	99.1	8,503,912	99.3	7,861,742	99.3
Other receivables (3)	3,768	2,406	2,645	18,957	50,722	78,498	0.9	63,295	0.7	52,629	0.7
Overall total on December 31, 2012	1,305,743	1,243,176	1,034,179	2,056,276	2,972,985	8,612,359	100.0
Overall total on September 30, 2012	1,380,543	1,228,028	1,042,268	2,095,481	2,820,887			8,567,207	100.0
Overall total on December 31, 2011	1,216,792	1,064,151	1,012,535	1,950,476	2,670,417					7,914,371	100.0

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Notes to the Consolidated Financial Statements

	R$ thousand
	Non-performing loans
	Outstanding Installments
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	2012				2011
							Total on December 31 (C)	% (6)	Total on September 30 (C)	% (6)	Total on December 31 (C)	% (6)
Discounted trade receivables and loans (1)	579,457	504,015	368,162	1,005,666	1,476,398	3,360,238	7,293,936	54.8	7,792,387	56.1	6,284,464	52.2
Financing	222,813	218,508	196,351	571,208	983,890	2,832,318	5,025,088	37.7	5,004,350	36.1	4,253,336	35.4
Agricultural and agribusiness financing	8,406	5,731	1,605	6,028	12,525	161,960	196,255	1.5	170,833	1.2	211,909	1.8
Subtotal	810,676	728,254	566,118	1,582,902	2,472,813	6,354,516	12,515,279	94.0	12,967,570	93.4	10,749,709	89.4
Leasing	53,600	53,345	47,468	130,417	201,902	315,983	802,715	6.0	911,887	6.6	1,269,899	10.6
Subtotal	864,276	781,599	613,586	1,713,319	2,674,715	6,670,499	13,317,994	100.0	13,879,457	100.0	12,019,608	100.0
Other receivables (3)	135	115	115	344	469	948	2,126	-	1,979	-	2,903	-
Overall total on December 31, 2012	864,411	781,714	613,701	1,713,663	2,675,184	6,671,447	13,320,120	100.0
Overall total on September 30, 2012	1,025,854	827,346	726,277	1,761,934	2,729,095	6,810,930			13,881,436	100.0
Overall total on December 31, 2011	745,929	704,247	621,251	1,526,637	2,421,194	6,003,253					12,022,511	100.0

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Notes to the Consolidated Financial Statements

	R$ thousand
	Overall total
	2012				2011
	Total on December 31 (A+B+C)	% (6)	Total on September 30 (A+B+C)	% (6)	Total on December 31 (A+B+C)	% (6)
Discounted trade receivables and loans (1)	141,860,676	39.9	138,417,037	40.3	129,519,410	40.2
Financing	101,361,204	28.6	99,631,303	29.0	92,149,387	28.6
Agricultural and agribusiness financing	16,683,106	4.7	15,968,456	4.7	15,499,082	4.8
Subtotal	259,904,986	73.2	254,016,796	74.0	237,167,879	73.6
Leasing	8,035,454	2.3	8,731,270	2.5	11,550,837	3.6
Advances on foreign exchange contracts (2) - Note 11a	6,347,855	1.8	7,360,385	2.1	6,235,472	1.9
Subtotal	274,288,295	77.3	270,108,451	78.6	254,954,188	79.1
Other receivables (3)	16,672,053	4.7	14,258,153	4.2	13,713,677	4.3
Total Loans	290,960,348	82.0	284,366,604	82.8	268,667,865	83.4
Sureties and guarantees (4)	59,910,683	16.9	54,732,292	16.0	48,479,356	15.1
Loan assignment (5)	202,575	0.1	266,175	0.1	516,098	0.2
Loan assignment - real estate receivables certificate	379,493	0.1	399,620	0.1	501,273	0.2
Co-obligation in rural loan assignment (4)	118,676	-	130,458	-	129,540	-
Loans available for imports (4)	1,609,758	0.5	1,555,524	0.5	1,700,341	0.5
Confirmed exports loans (4)	19,401	-	13,525	-	53,877	-
Acquisition of credit card receivables	1,454,303	0.4	1,622,806	0.5	1,878,512	0.6
Overall total on December 31, 2012	354,655,237	100.0
Overall total on September 30, 2012			343,087,004	100.0
Overall total on December 31, 2011					321,926,862	100.0

(1)  Including credit card loans and advances on credit card receivables for the amount of R$18,484,104 thousand (R$18,402,052 thousand on September 30, 2012 and R$17,318,897 thousand on December 31, 2011);

(2)  Advances on foreign exchange contracts are classified as a deduction from “Other Liabilities”;

(3)  Item “Other Receivables” comprises receivables on sureties and guarantees honored, receivables on sale of assets, trade and credit receivables, income from foreign exchange contracts and export contracts receivables and credit card receivables (cash and installment purchases at merchants) for the amount of R$14,925,312 thousand (R$12,809,844 thousand on September 30, 2012 and R$12,968,079 thousand on December 31, 2011);

(4)  Recorded in memorandum accounts;

(5)  Restated amount of loan assignment up to December 31, 2012, September 30, 2012 and December 31, 2011, respectively, net of installments received; and

(6)  Percentage of each type by total loan portfolio, including sureties and guarantee, loan assignment and acquisition of receivables.

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b)   By type and levels of risk

	R$ thousand
	Levels of risk
	AA	A	B	C	D	E	F	G	H	2012				2011
										Total on December 31	% (1)	Total on September 30	% (1)	Total on December 31	% (1)
Discounted trade receivables and loans	27,757,087	60,442,053	9,681,454	26,328,546	4,965,801	1,897,321	1,374,274	1,341,190	8,072,950	141,860,676	48.8	138,417,037	48.7	129,519,410	48.2
Financings	18,309,122	40,250,244	23,927,349	14,302,811	1,430,352	530,912	394,500	349,587	1,866,327	101,361,204	34.8	99,631,303	35.0	92,149,387	34.3
Agricultural and agribusiness financings	2,039,114	3,589,597	4,758,782	5,591,678	364,875	130,213	132,324	17,904	58,619	16,683,106	5.7	15,968,456	5.6	15,499,082	5.8
Subtotal	48,105,323	104,281,894	38,367,585	46,223,035	6,761,028	2,558,446	1,901,098	1,708,681	9,997,896	259,904,986	89.3	254,016,796	89.3	237,167,879	88.3
Leasing	81,739	1,554,144	1,456,970	3,795,440	447,296	124,055	92,297	66,872	416,641	8,035,454	2.8	8,731,270	3.1	11,550,837	4.3
Advances on foreign exchange contracts (2)	3,264,416	1,060,872	1,269,201	680,944	53,690	1,939	997	157	15,639	6,347,855	2.2	7,360,385	2.6	6,235,472	2.3
Subtotal	51,451,478	106,896,910	41,093,756	50,699,419	7,262,014	2,684,440	1,994,392	1,775,710	10,430,176	274,288,295	94.3	270,108,451	95.0	254,954,188	94.9
Other receivables	240,954	12,309,533	389,037	3,070,509	164,867	40,976	31,274	22,587	402,316	16,672,053	5.7	14,258,153	5.0	13,713,677	5.1
Overall total on December 31, 2012	51,692,432	119,206,443	41,482,793	53,769,928	7,426,881	2,725,416	2,025,666	1,798,297	10,832,492	290,960,348	100.0
%	17.8	41.0	14.3	18.5	2.5	0.9	0.7	0.6	3.7	100.0
Overall total on September 30, 2012	51,487,394	116,583,636	39,817,262	52,254,469	7,191,662	2,548,269	2,138,674	1,809,752	10,535,486			284,366,604	100.0
%	18.1	41.0	14.0	18.4	2.6	0.9	0.8	0.6	3.6			100.0
Overall total on December 31, 2011	51,049,799	108,359,473	39,709,434	47,906,459	5,847,087	2,451,686	1,963,419	1,762,864	9,617,644					268,667,865	100.0
%	19.0	40.3	14.8	17.8	2.2	0.9	0.7	0.7	3.6					100.0

(1)  Percentage of each type by total loan portfolio, excluding sureties and guarantee, loan assignment, acquisition of receivables and co-obligation in rural loan assignment; and

(2)  See Note 11a.

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Notes to the Consolidated Financial Statements

c)   Maturity ranges and levels of risk

	R$ thousand
	Levels of risk
	Non-performing loans
	AA	A	B	C	D	E	F	G	H	2012				2011
										Total on December 31	% (1)	Total on September 30	% (1)	Total on December 31	% (1)
Outstanding installments	-	-	1,589,221	2,700,067	2,144,062	1,359,336	916,148	786,683	3,824,603	13,320,120	100.0	13,881,436	100.0	12,022,511	100.0
1 to 30	-	-	147,725	203,020	129,288	67,151	48,202	43,104	225,921	864,411	6.5	1,025,854	7.4	745,929	6.2
31 to 60	-	-	113,699	184,463	104,175	65,970	47,471	43,144	222,792	781,714	5.9	827,346	6.0	704,247	5.9
61 to 90	-	-	92,020	139,253	82,264	50,846	37,183	33,939	178,196	613,701	4.6	726,277	5.2	621,251	5.2
91 to 180	-	-	206,494	355,433	248,479	158,613	112,713	101,802	530,129	1,713,663	12.9	1,761,934	12.7	1,526,637	12.7
181 to 360	-	-	322,855	535,734	396,869	259,157	177,204	161,924	821,441	2,675,184	20.1	2,729,095	19.7	2,421,194	20.1
More than 360	-	-	706,428	1,282,164	1,182,987	757,599	493,375	402,770	1,846,124	6,671,447	50.0	6,810,930	49.0	6,003,253	49.9
Past due installments (2)	-	-	395,087	834,479	866,013	726,482	601,261	645,768	4,543,269	8,612,359	100.0	8,567,207	100.0	7,914,371	100.0
1 to 14	-	-	35,830	116,486	67,709	30,039	20,797	32,847	94,619	398,327	4.6	454,195	5.3	328,009	4.1
15 to 30	-	-	339,059	224,654	105,745	45,751	27,853	23,044	141,310	907,416	10.5	926,348	10.8	888,783	11.2
31 to 60	-	-	20,198	470,987	290,285	116,035	63,360	46,683	235,628	1,243,176	14.4	1,228,028	14.3	1,064,151	13.4
61 to 90	-	-	-	16,277	374,169	156,592	94,107	66,331	326,703	1,034,179	12.0	1,042,268	12.2	1,012,535	12.8
91 to 180	-	-	-	6,075	28,105	363,972	374,456	450,502	833,166	2,056,276	23.9	2,095,481	24.5	1,950,476	24.6
181 to 360	-	-	-	-	-	14,093	20,688	26,361	2,801,437	2,862,579	33.3	2,718,853	31.7	2,586,608	32.8
More than 360	-	-	-	-	-	-	-	-	110,406	110,406	1.3	102,034	1.2	83,809	1.1
Subtotal	-	-	1,984,308	3,534,546	3,010,075	2,085,818	1,517,409	1,432,451	8,367,872	21,932,479		22,448,643		19,936,882
Specific provision	-	-	19,844	106,036	301,007	625,746	758,705	1,002,715	8,367,872	11,181,925		10,896,854		9,875,415

(1)  Percentage of maturities by type of installment; and

(2)  Operations maturing after 36 months have their past-due periods multiplied by two, as allowed by CMN Resolution 2682/99.

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Notes to the Consolidated Financial Statements

	R$ thousand
	Levels of risk
	Performing loans
	AA	A	B	C	D	E	F	G	H	2012				2011
										Total on December 31	% (1)	Total on September 30	% (1)	Total on December 31	% (1)
Outstanding installments	51,692,432	119,206,443	39,498,485	50,235,382	4,416,806	639,598	508,257	365,846	2,464,620	269,027,869	100.0	261,917,961	100.0	248,730,983	100.0
1 to 30	4,765,003	16,920,211	2,481,771	6,079,589	397,744	80,538	50,486	72,085	455,444	31,302,871	11.6	29,038,709	11.1	28,633,525	11.5
31 to 60	3,711,933	12,334,814	2,141,624	4,349,486	251,040	46,486	66,276	23,287	261,450	23,186,396	8.6	21,809,068	8.3	21,329,660	8.6
61 to 90	2,548,151	7,054,698	1,729,276	3,171,395	180,211	27,373	17,613	12,510	126,569	14,867,796	5.5	16,703,402	6.4	15,374,481	6.2
91 to 180	7,659,546	15,350,035	4,017,770	6,797,724	406,454	83,217	49,694	36,112	287,366	34,687,918	12.9	32,127,285	12.3	30,699,691	12.3
181 to 360	7,587,918	20,232,404	6,214,354	9,218,153	609,664	91,142	58,387	50,101	367,613	44,429,736	16.5	44,930,235	17.2	39,880,059	16.0
More than 360	25,419,881	47,314,281	22,913,690	20,619,035	2,571,693	310,842	265,801	171,751	966,178	120,553,152	44.9	117,309,262	44.7	112,813,567	45.4
Generic provision	-	596,031	394,985	1,507,061	441,680	191,879	254,129	256,092	2,464,620	6,106,477		6,007,163		5,654,244
Overall total on December 31, 2012 (2)	51,692,432	119,206,443	41,482,793	53,769,928	7,426,881	2,725,416	2,025,666	1,798,297	10,832,492	290,960,348
Existing provision	-	598,479	419,317	2,945,350	2,039,393	1,324,638	1,374,675	1,764,244	10,832,492	21,298,588
Minimum required provision	-	596,031	414,829	1,613,097	742,687	817,625	1,012,834	1,258,807	10,832,492	17,288,402
Excess provision	-	2,448	4,488	1,332,253	1,296,706	507,013	361,841	505,437	-	4,010,186
Overall total on September 30, 2012 (2)	51,487,394	116,583,636	39,817,262	52,254,469	7,191,662	2,548,269	2,138,674	1,809,752	10,535,486			284,366,604
Existing provision	-	584,941	404,105	2,944,703	1,982,150	1,239,155	1,450,459	1,773,872	10,535,486			20,914,871
Minimum required provision	-	582,914	398,173	1,567,634	719,167	764,480	1,069,337	1,266,826	10,535,486			16,904,017
Excess provision	-	2,027	5,932	1,377,069	1,262,983	474,675	381,122	507,046	-			4,010,854
Overall total on December 31, 2011 (2)	51,049,799	108,359,473	39,709,434	47,906,459	5,847,087	2,451,686	1,963,419	1,762,864	9,617,644					268,667,865
Existing provision	-	544,037	402,283	3,163,170	1,571,653	1,189,907	1,324,226	1,727,528	9,617,644					19,540,448
Minimum required provision	-	541,801	397,094	1,437,193	584,707	735,506	981,709	1,234,005	9,617,644					15,529,659
Excess provision	-	2,236	5,189	1,725,977	986,946	454,401	342,517	493,523	-					4,010,789

(1)   Percentage of maturities by type; and

(2)   The overall total includes performing loans for the amount of R$269,027,869 thousand (R$261,917,961 thousand on September 30, 2012 and R$248,730,983 thousand on December 31, 2011) and non-performing loans of R$21,932,479 thousand (R$22,448,643 thousand September 30, 2012 and R$19,936,882 thousand on December 31, 2011).

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Notes to the Consolidated Financial Statements

d)   Concentration of loans

	R$ thousand
	2012				2011
	December 31	% (1)	September 30	% (1)	December 31	% (1)
Largest borrower	2,554,627	0.9	2,645,817	0.9	2,387,821	0.9
10 largest borrowers	15,182,091	5.2	15,099,201	5.3	13,821,317	5.1
20 largest borrowers	23,570,911	8.1	24,011,491	8.4	22,701,156	8.4
50 largest borrowers	37,326,655	12.8	38,103,908	13.4	36,801,539	13.7
100 largest borrowers	48,950,857	16.8	49,377,994	17.4	47,718,776	17.8

(1)    In relation to total of the portfolio (Bacen criterion).

e)   By economic sector

	R$ thousand
	2012				2011
	December 31%		September 30%		December 31%
Public sector	423,180	0.2	476,675	0.2	1,046,107	0.4
Federal Government	260,544	0.1	267,205	0.1	764,524	0.3
Petrochemical	260,544	0.1	267,205	0.1	759,953	0.3
Financial intermediaries	-	-	-	-	4,571	-
State Government	162,636	0.1	209,470	0.1	281,583	0.1
Production and distribution of electricity	162,636	0.1	209,470	0.1	281,583	0.1
Private sector	290,537,168	99.8	283,889,929	99.8	267,621,758	99.6
Manufacturing	54,351,517	18.7	54,479,456	19.2	51,699,761	19.3
Food products and beverages	12,740,412	4.4	13,542,844	4.8	13,038,439	4.9
Steel, metallurgy and mechanics	9,322,434	3.2	8,741,915	3.1	8,226,165	3.1
Chemical	4,669,821	1.6	4,346,824	1.5	3,323,662	1.2
Pulp and paper	4,104,272	1.4	4,118,333	1.4	3,809,106	1.4
Oil refining and production of alcohol	3,915,587	1.3	3,668,168	1.3	3,384,333	1.2
Textiles and apparel	3,118,933	1.1	3,181,096	1.1	3,162,187	1.2
Rubber and plastic articles	2,630,216	0.9	2,769,131	1.0	2,593,684	1.0
Light and heavy vehicles	2,994,134	1.0	2,522,051	0.9	2,849,552	1.1
Furniture and wood products	2,101,274	0.7	2,059,756	0.7	1,979,906	0.7
Extraction of metallic and non-metallic ores	1,691,074	0.6	1,883,402	0.7	1,678,188	0.6
Electric and electronic products	2,021,222	0.7	1,873,618	0.7	2,229,114	0.8
Non-metallic materials	1,669,913	0.6	1,737,880	0.6	1,735,887	0.6
Automotive parts and accessories	1,096,739	0.4	986,222	0.3	1,032,833	0.4
Leather articles	793,081	0.3	753,651	0.3	764,423	0.3
Publishing, printing and reproduction	725,450	0.2	750,206	0.3	718,032	0.3
Other industries	756,955	0.3	1,544,359	0.5	1,174,250	0.5
Commerce	44,825,212	15.4	44,272,247	15.5	43,020,741	15.9
Merchandise in specialty stores	12,155,784	4.2	12,163,859	4.3	11,618,280	4.3
Food products, beverages and tobacco	5,347,373	1.8	5,101,171	1.8	4,925,626	1.8
Non-specialized retailer	4,329,835	1.5	4,428,277	1.6	4,074,965	1.5
Clothing and footwear	3,336,304	1.1	3,286,916	1.2	3,443,340	1.3
Automobile	3,439,438	1.2	3,262,242	1.1	3,819,979	1.4
Motor vehicle repairs, parts and accessories	3,205,285	1.1	3,136,848	1.1	3,006,566	1.1
Grooming and household articles	2,780,625	1.0	2,755,170	1.0	2,537,517	0.9
Waste and scrap	2,140,835	0.7	2,136,696	0.8	2,052,003	0.8

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Notes to the Consolidated Financial Statements

	R$ thousand
	2012				2011
	December 31%		September 30%		December 31%
Fuel	1,916,698	0.7	1,867,896	0.7	1,796,472	0.7
Trade intermediary	1,581,767	0.5	1,580,972	0.6	1,667,237	0.6
Agricultural products	1,491,709	0.5	1,560,901	0.5	1,155,006	0.4
Wholesale of goods in general	1,624,754	0.6	1,502,587	0.5	1,560,379	0.6
Other commerce	1,474,805	0.5	1,488,712	0.3	1,363,371	0.5
Financial intermediaries	2,104,527	0.7	1,566,510	0.6	627,577	0.2
Services	69,280,472	23.8	66,654,102	23.4	61,859,298	23.1
Civil construction	17,474,173	6.0	17,099,439	6.0	14,954,989	5.6
Transportation and storage	15,412,301	5.3	15,089,836	5.3	15,132,820	5.6
Real estate activities, rentals and corporate services	12,596,530	4.3	11,409,373	4.0	10,877,787	4.0
Production and distribution of electric power, gas and water	4,633,717	1.6	5,045,713	1.8	4,945,479	1.8
Holding companies, legal, accounting and business advisory services	3,186,786	1.1	2,834,435	1.0	2,683,679	1.0
Hotels and catering	2,653,358	0.9	2,547,015	0.9	2,297,976	0.9
Social services, education, health, defense and social security	2,381,770	0.8	2,186,997	0.8	2,749,685	1.0
Clubs, leisure, cultural and sport activities	2,116,085	0.7	2,020,641	0.7	1,758,810	0.7
Telecommunications	540,476	0.2	549,670	0.2	577,396	0.2
Other services	8,285,276	2.9	7,870,983	2.7	5,880,677	2.3
Agriculture, cattle raising, fishing, forestry and timber industry	3,571,276	1.2	3,609,323	1.3	3,442,553	1.3
Individuals	116,404,164	40.0	113,308,291	39.8	106,971,828	39.8
Total	290,960,348	100.0	284,366,604	100.0	268,667,865	100.0

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Notes to the Consolidated Financial Statements

f)    Breakdown of loans and allowance for loan losses

Levels of risk	R$ thousand
	Portfolio balance
	Non-performing loans			Performing loans	Total	% (1)	2012		2011
	Past due	Outstanding	Total - non-performing loans				% December 31 YTD (2)	% September 30 YTD (2)	% December 31 YTD (2)
AA	-	-	-	51,692,432	51,692,432	17.8	17.8	18.1	19.0
A	-	-	-	119,206,443	119,206,443	41.0	58.8	59.1	59.3
B	395,087	1,589,221	1,984,308	39,498,485	41,482,793	14.3	73.1	73.1	74.1
C	834,479	2,700,067	3,534,546	50,235,382	53,769,928	18.5	91.6	91.5	91.9
Subtotal	1,229,566	4,289,288	5,518,854	260,632,742	266,151,596	91.6
D	866,013	2,144,062	3,010,075	4,416,806	7,426,881	2.5	94.1	94.1	94.1
E	726,482	1,359,336	2,085,818	639,598	2,725,416	0.9	95.0	95.0	95.0
F	601,261	916,148	1,517,409	508,257	2,025,666	0.7	95.7	95.8	95.7
G	645,768	786,683	1,432,451	365,846	1,798,297	0.6	96.3	96.4	96.4
H	4,543,269	3,824,603	8,367,872	2,464,620	10,832,492	3.7	100.0	100.0	100.0
Subtotal	7,382,793	9,030,832	16,413,625	8,395,127	24,808,752	8.4
Overall total on December 31, 2012	8,612,359	13,320,120	21,932,479	269,027,869	290,960,348	100.0
%	2.9	4.6	7.5	92.5	100.0
Overall total on September 30, 2012	8,567,207	13,881,436	22,448,643	261,917,961	284,366,604
%	3.0	4.9	7.9	92.1	100.0
Overall total on December 31, 2011	7,914,371	12,022,511	19,936,882	248,730,983	268,667,865
%	2.9	4.5	7.4	92.6	100.0

(1)    Percentage of level of risk of total portfolio; and

(2)    Accumulated ratio between level of risk and the total portfolio.

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Notes to the Consolidated Financial Statements

Level of risk	R$ thousand
	Allowance
		Minimum required					Excess	Existing	2012		2011
	Minimum required provision	Specific			Generic	Total			% December 31 YTD (1)	% September 30 YTD (1)	% December 31 YTD (1)
		Past due	Outstanding	Total specific
AA	-	-	-	-	-	-	-	-	-	-	-
A	0.5	-	-	-	596,031	596,031	2,448	598,479	0.5	0.5	0.5
B	1.0	3,951	15,893	19,844	394,985	414,829	4,488	419,317	1.0	1.0	1.0
C	3.0	25,034	81,002	106,036	1,507,061	1,613,097	1,332,253	2,945,350	5.5	5.6	6.6
Subtotal		28,985	96,895	125,880	2,498,077	2,623,957	1,339,189	3,963,146	1.5	1.5	1.7
D	10.0	86,601	214,406	301,007	441,680	742,687	1,296,706	2,039,393	27.5	27.6	26.9
E	30.0	217,945	407,801	625,746	191,879	817,625	507,013	1,324,638	48.6	48.6	48.5
F	50.0	300,631	458,074	758,705	254,129	1,012,834	361,841	1,374,675	67.9	67.8	67.4
G	70.0	452,037	550,678	1,002,715	256,092	1,258,807	505,437	1,764,244	98.1	98.0	98.0
H	100.0	4,543,269	3,824,603	8,367,872	2,464,620	10,832,492	-	10,832,492	100.0	100.0	100.0
Subtotal		5,600,483	5,455,562	11,056,045	3,608,400	14,664,445	2,670,997	17,335,442	69.9	70.1	71.3
Overall total on December 31, 2012		5,629,468	5,552,457	11,181,925	6,106,477	17,288,402	4,010,186	21,298,588	7.3
%		26.4	26.1	52.5	28.7	81.2	18.8	100.0
Overall total on September 30, 2012		5,484,830	5,412,024	10,896,854	6,007,163	16,904,017	4,010,854	20,914,871		7.4
%		26.2	25.9	52.1	28.7	80.8	19.2	100.0
Overall total on December 31, 2011		5,153,888	4,721,527	9,875,415	5,654,244	15,529,659	4,010,789	19,540,448			7.3
%		26.4	24.2	50.6	28.9	79.5	20.5	100.0

(1)  Ratio between existing allowance and total portfolio by level of risk.

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Notes to the Consolidated Financial Statements

g)   Changes in allowance for loan losses

	R$ thousand
	2012			2011
	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD
Opening balance	20,914,871	20,682,025	19,540,448	16,289,671
- Specific provision (1)	10,896,854	10,809,196	9,875,415	7,898,327
- Generic provision (2)	6,007,163	5,862,498	5,654,244	5,389,925
- Excess provision (3)	4,010,854	4,010,331	4,010,789	3,001,419
Additions	3,432,286	3,551,857	13,932,823	12,082,907
Reductions	(3,048,569)	(3,319,011)	(12,174,683)	(8,832,130)
Closing balance	21,298,588	20,914,871	21,298,588	19,540,448
- Specific provision (1)	11,181,925	10,896,854	11,181,925	9,875,415
- Generic provision (2)	6,106,477	6,007,163	6,106,477	5,654,244
- Excess provision (3)	4,010,186	4,010,854	4,010,186	4,010,789

(1)  For operations with overdue installments for more than 14 days;

(2)  Recorded based on the customer/transaction classification and therefore not included in the preceding item; and

(3)  The additional provision is recorded based on Management's experience and the expectation of the loan portfolio, to determine the total provision deemed sufficient to cover specific and general credit risk, together with the provision calculated based on levels of risk and the corresponding minimum percentage in the provision established by CMN Resolution 2682/99. The excess provision per customer was classified according to the corresponding level of risk (Note 10f).

h)   Allowance for loan losses (ALL) expenses net of amounts recovered

Expenses with the allowance for loan losses, net of credit write offs recovered, are as follows.

	R$ thousand
	2012			2011
	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD
Amount recorded	3,432,286	3,551,857	13,932,823	12,082,907
Amount recovered (1)	(813,138)	(749,642)	(3,000,904)	(2,799,169)
ALL expense net of amounts recovered	2,619,148	2,802,215	10,931,919	9,283,738

(1)  Classified in income from loans (Note 10j).

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Notes to the Consolidated Financial Statements

i)    Changes in the renegotiated portfolio

	R$ thousand
	2012			2011
	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD
Opening balance	9,277,636	9,139,017	8,658,167	6,911,604
Amount renegotiated	2,365,906	2,126,321	8,570,769	7,800,419
Amount received	(1,177,757)	(781,998)	(3,965,199)	(3,559,407)
Write-offs	(821,870)	(1,205,704)	(3,619,822)	(2,494,449)
Closing balance	9,643,915	9,277,636	9,643,915	8,658,167
Allowance for loan losses	6,008,765	5,841,680	6,008,765	5,521,460
Percentage on renegotiated portfolio	62.3%	63.0%	62.3%	63.8%

j)    Income on loans and leasing

	R$ thousand
	2012			2011
	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD
Discounted trade receivables and loans	8,316,715	8,429,584	33,417,883	31,322,390
Financings	3,185,418	3,186,185	12,708,375	11,024,005
Agricultural and agribusiness loans	241,944	316,173	1,086,220	1,037,315
Subtotal	11,744,077	11,931,942	47,212,478	43,383,710
Recovery of credits charged-off as loss	813,138	749,642	3,000,904	2,799,169
Subtotal	12,557,215	12,681,584	50,213,382	46,182,879
Leasing, net of expenses	264,784	292,705	1,214,365	1,594,663
Total	12,821,999	12,974,289	51,427,747	47,777,542

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Notes to the Consolidated Financial Statements

11)    OTHER RECEIVABLES

a)   Foreign exchange portfolio

Balances

	R$ thousand
	2012		2011
	December 31	September 30	December 31
Assets - other receivables
Exchange purchases pending settlement	7,588,824	9,504,538	8,480,963
Exchange sale receivables	4,098,074	1,934,434	1,479,467
(-) Advances in local currency received	(229,088)	(297,717)	(150,937)
Income receivable on advances granted	98,901	102,153	83,558
Total	11,556,711	11,243,408	9,893,051
Liabilities - other liabilities
Exchange sales pending settlement	4,021,260	1,939,452	1,487,949
Exchange purchase payables	7,391,556	9,180,925	7,865,472
(-) Advances on foreign exchange contracts	(6,347,855)	(7,360,385)	(6,235,472)
Other	5,692	5,155	5,338
Total	5,070,653	3,765,147	3,123,287
Net foreign exchange portfolio	6,486,058	7,478,261	6,769,764
Memorandum accounts:
- Loans available for imports	1,609,758	1,555,524	1,700,341
- Confirmed exports loans	19,401	13,525	53,877

Foreign exchange results

Adjusted foreign exchange results for presentation purposes

	R$ thousand
	2012			2011
	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD
Foreign exchange results	(190,876)	136,219	728,730	1,214,800
Adjustments:
- Income on foreign currency financing (1)	14,644	9,872	116,912	152,421
- Income on export financing (1)	129,528	143,591	598,409	501,741
- Income on foreign investments (2)	438,113	713	504,525	291,445
- Expenses of liabilities with foreign bankers (3) (Note 17c)	(118,612)	(64,951)	(1,153,114)	(1,149,151)
- Funding expenses (4)	(88,234)	(90,807)	(344,227)	(301,262)
- Other	(25,879)	33,155	241,645	(130,045)
Total adjustments	349,560	31,573	(35,850)	(634,851)
Adjusted foreign exchange results	158,684	167,792	692,880	579,949

(1)  Recognized in “Income from loans;”

(2)  Recognized in “Income from security transactions;”

(3)  Related to funds for financing of advances on foreign exchange contracts and import financing, recognized in “Borrowing and onlending expenses;” and

(4)  Refer to funding expenses of investments in foreign exchange.

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Notes to the Consolidated Financial Statements

b)   Sundry

	R$ thousand
	2012		2011
	December 31	September 30	December 31
Tax credits (Note 34c)	24,202,926	23,530,620	20,890,055
Credit card operations	16,379,615	14,432,650	14,846,591
Debtors for escrow deposits	11,055,310	10,734,851	9,499,524
Prepaid taxes	5,533,592	5,123,178	4,767,423
Other debtors	4,069,500	3,484,493	2,610,963
Trade and credit receivables (1)	3,089,019	2,233,365	1,497,373
Advances for Deposit Guarantee Fund (FGC)	167,439	213,104	350,100
Payments to be reimbursed	694,404	524,794	388,722
Receivables from sale of assets	56,061	55,846	65,369
Other	187,186	311,206	226,408
Total	65,435,052	60,644,107	55,142,528

(1)  Include receivables from the acquisition of financial assets from loans without substantial transfer of risks and benefits.

12)    OTHER ASSETS

a)   Foreclosed assets/other

	R$ thousand
	Cost	Provision for losses	Cost net of provision
			2012		2011
			December 31	September 30	December 31
Real estate	341,865	(45,475)	296,390	276,552	189,314
Goods subject to special conditions	191,164	(191,164)	-	-	-
Vehicles and similar	434,295	(211,530)	222,765	242,557	245,901
Inventories/warehouse	93,454	-	93,454	108,357	77,345
Machinery and equipment	19,883	(8,420)	11,463	9,717	9,000
Other	20,933	(18,584)	2,349	919	999
Total on December 31, 2012	1,101,594	(475,173)	626,421
Total on September 30, 2012	1,259,926	(621,824)		638,102
Total on December 31, 2011	1,044,964	(522,405)			522,559

b)   Prepaid expenses

	R$ thousand
	2012		2011
	December 31	September 30	December 31
Commission on the placement of loans and financing (1)	1,641,942	1,787,851	1,243,260
Deferred insurance acquisition costs (2)	1,289,027	1,178,271	638,384
Advertising and marketing expenses (3)	51,034	49,843	75,543
Other (4)	399,846	442,567	415,491
Total	3,381,849	3,458,532	2,372,678

(1)  Commissions paid to storeowners, car dealers and correspondent banks - payroll-deductible loans;

(2)  Commissions paid to brokers and representatives on sale of insurance, pension plans and capitalization bond products;

(3)  Prepaid expenses of future advertising and marketing campaigns on media; and

(4)  Mainly related to card issue costs.

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Notes to the Consolidated Financial Statements

13)   INVESTMENTS

a)     Changes in investments in the consolidated financial statements

Affiliates	R$ thousand
	2012		2011
	December 31	September 30	December 31
- IRB-Brasil Resseguros S.A.	532,518	523,700	473,548
- Integritas Participações S.A.	506,615	503,346	534,177
- BES Investimento do Brasil S.A.	128,153	108,080	103,538
- Other	195,743	280,413	265,992
Total investment in affiliates - in Brazil	1,363,029	1,415,539	1,377,255
- Tax incentives	239,542	239,542	239,646
- Other investments	536,273	526,050	697,826
Provision for:
- Tax incentives	(212,055)	(212,055)	(211,578)
- Other investments	(61,948)	(61,898)	(51,432)
Overall total investments	1,864,841	1,907,178	2,051,717

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Notes to the Consolidated Financial Statements

b)   The adjustments from the equity method accounting of investments were recorded in the income statement, under “Equity in the Earnings (Losses) of Unconsolidated Companies,” and correspond to R$148,150 thousand in the year ended December 31, 2012 (R$143,817 thousand on December 31, 2011) and R$44,783 thousand in the fourth quarter of 2012 (R$44,590 thousand in the third quarter of 2012).

Companies	R$ thousand
	Capital stock	Adjusted shareholders’ equity	Number of shares/quotas held (thousands)		Consolidated ownership on capital stock	Adjusted net income	Equity accounting adjustments (1)
							2012			2011
			Common	Preferred			4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD
IRB-Brasil Resseguros S.A. (2)	1,350,000	2,507,147	-	212	21.24%	592,787	30,987	36,425	125,908	85,566
BES Investimento do Brasil S.A. - Banco de Investimento	420,000	640,765	12,734	12,734	20.00%	46,580	773	1,028	9,316	14,305
Integritas Participações S.A. (2)	615,294	896,335	22,581	-	22.32%	(103,983)	4,050	535	(23,210)	9,315
Other (2)							8,973	6,602	36,136	34,631
Equity in the earnings (losses) of unconsolidated companies							44,783	44,590	148,150	143,817

(1)  The adjustment considers income calculated periodically by the companies and includes equity variations by the investees not coming from profit or loss, as well as alignment of accounting practice adjustments, where applicable; and

(2)  Based on financial information from the previous month.

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14)    PREMISES AND EQUIPMENT AND LEASED ASSETS

	R$ thousand
	Annual rate of depreciation	Cost	Depreciation	Cost net of depreciation
				2012		2011
				December 31	September 30	December 31
Property and equipment:
- Buildings	4%	912,518	(373,557)	538,961	518,554	466,729
- Land	-	401,282	-	401,282	400,358	367,947
Facilities, furniture and equipment in use	10%	4,901,480	(2,568,176)	2,333,304	2,260,988	2,253,661
Security and communication systems	10%	267,512	(151,185)	116,327	114,132	85,102
Data processing systems	20 to 50%	4,414,010	(3,150,863)	1,263,147	1,179,466	1,211,424
Transportation systems	20%	55,710	(30,873)	24,837	26,098	27,770
Subtotal		10,952,512	(6,274,654)	4,677,858	4,499,596	4,412,633
Leased assets		-	-	-	-	210
Total on December 31, 2012		10,952,512	(6,274,654)	4,677,858
Total on September 30, 2012		10,542,357	(6,042,761)		4,499,596
Total on December 31, 2011		9,934,997	(5,522,154)			4,412,843

The Bradesco Organization’s premises and equipment shows an unrecorded surplus of R$3,488,153 thousand (R$3,363,214 thousand on September 30, 2012 and R$2,977,993 thousand on December 31, 2011). This is due to an increase in their market price, based on valuations by independent experts in 2012, 2011 and 2010.

The total consolidated fixed assets to net worth ratio, which includes all Group entities, is 16.89% (18.95% on September 30, 2012 and 21.03% on December 31, 2011), and the consolidated finance fixed assets to net worth ratio, which only includes the Group’s financial institutions (e.g.: banks, securities, etc.), is 44.64% (45.02% on September 30, 2012 and 48.37% on December 31, 2011), whereas the maximum limit is 50%.

The difference between the total consolidated and consolidated finance fixed assets to net worth ratios is due to non-financial subsidiaries which have high liquidity and low fixed assets to net worth ratio, with the consequent increase in the consolidated finance fixed assets to net worth ratio. Whenever necessary, we may reallocate funds to the financial companies through the payment of dividends/interest on shareholders’ equity to financial companies or a corporate restructuring between the financial and non-financial companies, thus improving the ratio.

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Notes to the Consolidated Financial Statements

15)    INTANGIBLE ASSETS

a)   Goodwill

Goodwill from the acquisition of investments amounted to R$2,626,824 thousand, net of accumulated amortization, where applicable, of which:
(i) R$579,499 thousand represents the difference between the purchase price and the market value of the net assets acquired, which is recorded in Permanent Assets - Investments (BM&FBOVESPA and Integritas/Fleury shares), amortized when disposed; and (ii) R$2,047,325 thousand, net of accumulated amortization, for future performance/customer portfolio, which is amortized over 20 years, where applicable.

In the year ended December 31, 2012, goodwill amortization amounted to R$1,425,608 thousand, including R$1,155,674 thousand of Banco BERJ S.A. full amortization (R$ 264,266 thousand on December 31, 2011) and R$1,225,933 thousand in the fourth quarter of 2012 (R$66,944 thousand in the third quarter of 2012) (Note 29).

b)   Intangible assets

Acquired intangible assets consist of:

	R$ thousand
	Amortization rate (1)	Cost	Amortization	Cost net of amortization
				2012		2011
				December 31	September 30	December 31
Acquisition of banking services rights	Contract (4)	5,115,018	(2,528,499)	2,586,519	2,840,001	3,064,089
Software (2)	20% to 50%	6,201,500	(3,124,031)	3,077,469	2,889,705	2,535,979
Future profitability/customer portfolio (3)	Up to 20%	4,118,772	(2,071,447)	2,047,325	3,277,120	3,353,106
Other (5)	Contract	612,645	(53,829)	558,816	578,629	24,389
Total on December 31, 2012		16,047,935	(7,777,806)	8,270,129
Total on September 30, 2012		16,094,453	(6,508,998)		9,585,455
Total on December 31, 2011		14,656,406	(5,678,843)			8,977,563

(1)  Intangible assets are amortized over an estimated period of economic benefit and recognized in “other administrative expenses” and “other operating expenses,” where applicable;

(2)  Software acquired and/or developed by specialized companies;

(3)  Mainly composed of goodwill on the acquisition of equity interest in Banco Bradescard (currently Banco Ibi) - R$875,007 thousand, Odontoprev - R$296,763 thousand, Ágora Corretora - R$65,540 thousand, Bradescard Mexico (currently Ibi México) - R$23,571 thousand, Europ Assistance Serviços de Assistência Personalizados - R$19,282 thousand, Alelo (CBSS) - R$110,715 thousand and Cielo - R$408,014 thousand, net of accumulated amortization, where applicable;

(4)  Based on the pay-back of each agreement; and

(5)  Mainly refers to the 2016 Olympic Games sponsorship program.

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c)   Changes in intangible assets by type

	R$ thousand
	Acquisition of banking service rights	Software	Future profitability/ customer portfolio	Other	Total
Balance on December 31, 2011	3,064,089	2,535,979	3,353,106	24,389	8,977,563
Additions/reductions (1)	889,395	1,046,819	119,827	568,956	2,624,997
Impairment analysis expenses (2)	(527,436)	-	-	-	(527,436)
Amortization for the period (3)	(839,529)	(505,329)	(1,425,608)	(34,529)	(2,804,995)
Balance on December 31, 2012	2,586,519	3,077,469	2,047,325	558,816	8,270,129

(1)   “Others” mainly refers to the 2016 Olympic Games sponsorship program.

(2)   In the fourth quarter of 2012, impairment loss was recorded in intangible asset – acquisition of rights to provide banking services, amounting to R$527,436 thousand; and

(3)   In the fourth quarter of 2012, “Future profitability/customer portfolio" includes Banco Berj S.A. full goodwill amortization, as a result of the recorded tax credit (Note 34a).

16)    DEPOSITS, FEDERAL FUNDS PURCHASED AND SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND FUNDS FROM ISSUANCE OF SECURITIES

a)   Deposits

	R$ thousand
	2012						2011
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	December 31	September 30	December 31
● Demand deposits (1)	38,411,734	-	-	-	38,411,734	33,627,630	33,120,757
● Savings deposits (1)	69,041,721	-	-	-	69,041,721	65,540,064	59,656,319
● Interbank deposits	119,938	148,527	13,435	100,574	382,474	322,684	519,787
● Time deposits (2)	15,816,710	14,322,724	10,042,805	63,839,356	104,021,595	113,379,223	124,127,364
Overall total on December 31, 2012	123,390,103	14,471,251	10,056,240	63,939,930	211,857,524
%	58.3	6.8	4.7	30.2	100.0
Overall total on September 30, 2012	112,054,550	16,942,092	11,692,543	72,180,416		212,869,601
%	52.6	8.0	5.5	33.9		100.0
Overall total on December 31, 2011	106,591,857	13,966,392	11,550,087	85,315,891			217,424,227
%	49.1	6.4	5.3	39.2			100.0

(1)  Classified as “1 to 30 days”, not considering average historical turnover; and

(2)  Consider the actual maturities of investments.

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Notes to the Consolidated Financial Statements

b)   Federal funds purchased and securities sold under agreements to repurchase

	R$ thousand
	2012						2011
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	December 31	September 30	December 31
Own portfolio	58,044,734	33,315,500	6,605,457	20,269,199	118,234,890	136,013,185	128,895,522
● Government securities	54,128,149	251,256	119,435	-	54,498,840	75,214,166	75,805,501
● Debentures of own issuance	1,726,971	31,947,152	6,486,022	19,649,987	59,810,132	55,322,678	49,776,967
● Foreign	2,189,614	1,117,092	-	619,212	3,925,918	5,476,341	3,313,054
Third-party portfolio (1)	109,444,458	14,375,273	-	-	123,819,731	97,004,669	57,751,033
Unrestricted portfolio (1)	7,522,992	5,202,289	811,250	-	13,536,531	12,519,763	10,801,671
Overall total on December 31, 2012 (2)	175,012,184	52,893,062	7,416,707	20,269,199	255,591,152
%	68.5	20.7	2.9	7.9	100.0
Overall total on September 30, 2012 (2)	176,133,964	37,411,461	9,014,068	22,978,124		245,537,617
%	71.7	15.2	3.7	9.4		100.0
Overall total on December 31, 2011 (2)	144,001,693	11,603,596	5,209,609	36,633,328			197,448,226
%	72.9	5.9	2.6	18.6			100.0

(1)  Represented by government securities; and

(2)  Includes R$75,150,363 thousand (R$77,162,542 thousand on September 30, 2012 and R$43,303,145 thousand on December 31, 2011) of investment funds in purchase and sale commitments with Bradesco, whose quotaholders are subsidiaries included in the consolidated financial statements (Notes 8a, b, c and d).

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Notes to the Consolidated Financial Statements

c)   Funds from the issuance of securities

	R$ thousand
	2012						2011
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	December 31	September 30	December 31
Securities - Brazil:
- Mortgage bonds	108,584	287,195	424,013	7,051	826,843	999,129	1,309,705
- Letters of credit for real estate	231,283	2,108,908	1,866,720	22,600	4,229,511	3,811,518	2,143,931
- Letters of credit for agribusiness	353,812	1,504,188	902,253	1,133,950	3,894,203	3,768,765	2,538,970
- Financial bills	1,769,196	7,746,720	7,769,959	10,934,635	28,220,510	31,233,674	27,119,678
Subtotal	2,462,875	11,647,011	10,962,945	12,098,236	37,171,067	39,813,086	33,112,284
Securities - abroad:
- MTN Program Issues (1)	982,110	2,637,764	771,383	6,390,939	10,782,196	10,432,238	4,496,842
- Securitization of future flow of money orders received from abroad (Note 16d)	7,169	372,286	375,935	2,671,236	3,426,626	3,587,028	3,939,216
- Issuance costs	-	-	-	(20,582)	(20,582)	(22,140)	(26,180)
Subtotal	989,279	3,010,050	1,147,318	9,041,593	14,188,240	13,997,126	8,409,878
Overall total on December 31, 2012	3,452,154	14,657,061	12,110,263	21,139,829	51,359,307
%	6.7	28.5	23.6	41.2	100.0
Overall total on September 30, 2012	1,434,426	13,208,215	13,722,106	25,445,465		53,810,212
%	2.7	24.5	25.5	47.3		100.0
Overall total on December 31, 2011	354,086	6,121,755	8,032,602	27,013,719			41,522,162
%	0.9	14.7	19.3	65.1			100.0

(1)  Issuance of securities on the international market to invest in foreign exchange transactions, pre-export financing, import financing and working capital financing, significantly in the medium and long terms.

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Notes to the Consolidated Financial Statements

d)   Since 2003, Bradesco has used certain agreements to optimize its funding and liquidity management activities by using SPEs - Special Purpose Entities. An SPE, also known as a Diversified Payment Rights Company outside Brazil, is financed with long-term debt and settled through future cash flows from underlying assets which basically include flows from current payment orders and future remittances made by individuals and companies located abroad to beneficiaries in Brazil for which the Bank acts as a paying agent.

Long-term securities issued by the SPE and sold to investors are settled with proceeds from the payment order flows. Bradesco is obliged to redeem these securities in specific cases of delinquency or if the SPE discontinues operations.

Funds from the sale of current and future payment order flows, received by the SPE, must be maintained in a specific bank account until a minimum amount has been reached.

Below are the main features of the notes issued by SPEs:

	R$ thousand
	Date of issue	Transaction amount	Maturity	Total
				2012		2011
				December 31	September 30	December 31
Securitization of future flow of payment orders received from abroad	07.28.2004	305,400	08.20.2012	-	-	18,575
	06.11.2007	481,550	05.20.2014	159,441	190,174	263,494
	06.11.2007	481,550	05.20.2014	159,551	190,074	263,368
	12.20.2007	354,260	11.20.2014(1)	-	-	205,980
	12.20.2007	354,260	11.20.2014	142,842	162,180	205,980
	03.06.2008	836,000	05.22.2017	867,298	912,349	936,559
	12.19.2008	1,168,500	02.20.2019	1,020,162	1,013,637	936,222
	12.17.2009	133,673	11.20.2014	89,103	101,168	128,514
	12.17.2009	133,673	02.20.2017	128,200	135,213	139,806
	12.17.2009	89,115	02.20.2020	101,511	100,841	93,180
	08.20.2010	307,948	08.21.2017	320,885	336,499	327,259
	09.29.2010	170,530	08.21.2017	183,395	192,319	187,001
	11.16.2011	88,860	11.20.2018	100,750	100,124	93,437
	11.16.2011	133,290	11.22.2021	153,488	152,450	139,841
Total		5,038,609		3,426,626	3,587,028	3,939,216

(1)    Security settled in advance.

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Notes to the Consolidated Financial Statements

e)   Cost for market funding and inflation and interest adjustments of technical reserves for insurance, pension plans and capitalization bonds

	R$ thousand
	2012			2011
	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD
Savings deposits	897,346	893,475	3,623,935	3,754,754
Time deposits	2,026,664	2,363,827	9,885,210	13,543,914
Federal funds purchased and securities sold under agreements to repurchase	4,429,963	4,590,871	18,131,918	19,090,181
Funds from issuance of securities	962,923	1,029,687	4,299,532	3,190,278
Other funding expenses	86,645	90,910	374,097	400,437
Subtotal	8,403,541	8,968,770	36,314,692	39,979,564
Cost for inflation and interest adjustment of technical reserves of insurance, pension plans and capitalization bonds	1,816,665	2,479,917	7,990,365	6,712,688
Total	10,220,206	11,448,687	44,305,057	46,692,252

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Notes to the Consolidated Financial Statements

17)    BORROWING AND ONLENDING

a)   Borrowing

	R$ thousand
	2012						2011
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	December 31	September 30	December 31
In Brazil - other institutions	2,483	-	-	8,282	10,765	9,417	-
Abroad	1,878,677	3,818,733	1,562,046	840,880	8,100,336	10,142,101	17,257,441
Overall total on December 31, 2012	1,881,160	3,818,733	1,562,046	849,162	8,111,101
%	23.1	47.1	19.3	10.5	100.0
Overall total on September 30, 2012	1,235,667	5,495,857	2,517,098	902,896		10,151,518
%	12.2	54.1	24.8	8.9		100.0
Overall total on December 31, 2011	6,939,857	5,271,854	3,548,346	1,497,384			17,257,441
%	40.2	30.5	20.6	8.7			100.0

b)   Onlending

	R$ thousand
	2012						2011
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	December 31	September 30	December 31
In Brazil	1,058,347	6,114,020	5,108,861	23,725,289	36,006,517	35,122,525	35,905,497
- National Treasury	-	-	102,688	-	102,688	116,773	56,455
- BNDES	429,895	3,125,226	1,525,691	7,377,168	12,457,980	12,218,679	13,058,100
- CEF	1,831	8,393	10,072	37,173	57,469	60,751	69,031
- FINAME	626,063	2,980,401	3,470,410	16,309,696	23,386,570	22,724,486	22,720,060
- Other institutions	558	-	-	1,252	1,810	1,836	1,851
Abroad	68,539	-	-	-	68,539	124,399	83,998
Overall total on December 31, 2012	1,126,886	6,114,020	5,108,861	23,725,289	36,075,056
%	3.1	16.9	14.2	65.8	100.0
Overall total on September 30, 2012	2,754,907	4,396,646	6,765,497	21,329,874		35,246,924
%	7.8	12.5	19.2	60.5		100.0
Overall total on December 31, 2011	1,143,641	4,494,188	5,665,158	24,686,508			35,989,495
%	3.2	12.5	15.7	68.6			100.0

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Notes to the Consolidated Financial Statements

c)   Borrowing and onlending expenses

	R$ thousand
	2012			2011
	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD
Borrowing:
- In Brazil	29,093	4,424	40,589	3,896
- Abroad	34,937	32,116	142,378	111,601
Subtotal borrowing	64,030	36,540	182,967	115,497
Onlending in Brazil:
- National Treasury	1,456	2,013	4,073	1,940
- BNDES	200,140	197,149	808,608	774,194
- CEF	1,024	1,095	4,623	5,978
- FINAME	255,130	276,201	1,173,906	1,049,746
- Other institutions	914	136	1,076	59
Onlending abroad:
- Payables to foreign bankers (Note 11a)	118,612	64,951	1,153,114	1,149,151
- Other expenses with foreign onlending	267,245	168,958	2,841,137	3,757,948
- Exchange variation from investments abroad	(143,931)	(81,845)	(1,500,430)	(2,779,963)
Subtotal onlending	700,590	628,658	4,486,107	3,959,053
Total	764,620	665,198	4,669,074	4,074,550

18)    PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL LIABILITIES - TAX AND SOCIAL SECURITY

a)   Contingent assets

Contingent assets are not recognized in the financial statements, however, there are ongoing proceedings where the chance of success is considered probable, such as: a) Social Integration Program (PIS), claiming to offset PIS against Gross Operating Income, paid under Decree-Laws 2445/88 and 2449/88, regarding the payment that exceeded the amount due under Supplementary Law 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts paid.

b)   Provisions classified as probable losses and legal obligations - tax and social security

Bradesco Organization is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

Management recorded provisions based on their opinion and of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, where the loss is deemed probable.

Management considers that the provision is sufficient to cover losses generated by the respective lawsuits.

Liability related to litigation is held until the conclusion to the lawsuit, represented by judicial decisions, with no further appeals or due to the statute of limitation.

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Notes to the Consolidated Financial Statements

               I -   Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications, especially for unpaid overtime, according to Article 224 of the Consolidation of Labor Laws (CLT). In proceedings in which a judicial deposit is used to guarantee the execution of the judgment, the labor provision is made considering the estimated loss of these deposits. For other proceedings, the provision is based on the average of payments made for claims settled over the last 12 months.

Overtime is monitored by using electronic time cards and paid regularly during the employment contract and, accordingly, the claims filed by former employees do not represent significant amounts.

              II -   Civil claims

These are claims for pain and suffering and property damages, mainly relating to protests, returned checks, the inclusion of information about debtors in the credit restriction registry and the replacement of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually controlled using a computer-based system and provisioned whenever the loss is deemed as probable, considering the opinion of Management and their legal counsel, the nature of the lawsuits, and similarity with previous lawsuits, complexity and positioning of the courts.

Most of these lawsuits are brought to the Special Civil Court (JEC), in which the claims are limited to 40 times the minimum wage and do not cause significant impact on Bradesco Organization’s financial position.

Note that a significant number of legal claims pleading the incidence of inflation rates, which were excluded from inflation adjustments on savings account balances due to economic plans, were part of federal government’s economic policy to reduce inflation. Although the Bank complied with the legal requirements in force at the time, these lawsuits have been recorded as provisions, taking into consideration claims effectively notified and the evaluation of the perspective of the loss, considering the current judicial decision of the Superior Court of Justice (STJ).

Two points are worth noting regarding disputes relating to economic plans: a) the Bank does not expect any significant provisions to be recorded in excess of what has been provided for, as legal new claims cannot be made; and b) the Federal Supreme Court (STF) suspended the analysis of all appeals up until a final decision issued by the court.

             III -   Legal obligations - provision for tax risks

The Bradesco Organization is disputing the legality and constitutionality of certain taxes and contributions in court, for which provisions have been recorded in full, although there is good chance of a favorable outcome in the medium to long term, based on the opinion of Management and their legal counsel.

The main issues are:

-   Cofins - R$7,863,875 thousand (R$7,450,590 thousand on September 30, 2012 and R$6,345,973 thousand on December 31, 2011): a request for authorization to calculate and pay Cofins, from October 2005, based on effective income, as set forth in Article 2 of Supplementary Law 70/91, removing the unconstitutional increase in the calculation introduced by paragraph 1 of Article 3 of Law 9718/98;

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-   INSS Autonomous Brokers - R$1,140,796 thousand (R$1,100,748 thousand on September 30, 2012 and R$1,004,092 thousand on December 31, 2011): we are requesting the impact of social security contribution on remunerations paid to third-party service providers, established by Supplementary Law 84/96 and subsequent regulations/amendments, at the 20% rate and additionally 2.5%, on the grounds that services are not provided to insurance companies but to policyholders, thus being outside the incidence of the contribution provided for in item I, Article 22, of Law 8212/91,as new wording in Law 9876/99;

-   IRPJ/Loan Losses - R$797,811 thousand (R$762,590 thousand on September 30, 2012 and R$703,568 thousand on December 31, 2011): we are requesting to deduct from income tax and social contributions payable (IRPJ and CSLL, respectively), total or partial amounts of actual and definite loan losses upon receipt of claims incurred, regardless if they comply with the terms and conditions provided for in Articles 9 to 14 of Law 9430/96 that only apply to temporary losses;

-   CSLL - Deductibility on IRPJ calculation basis - R$684,739 thousand (R$673,782 thousand on September 30, 2012 and R$607,405 thousand on December 31, 2011): we are requesting to calculate and pay income tax calculated and paid for 1997 and subsequent years, excluding CSLL in the calculation, under Article 1, of Law 9316/96, since this contribution represents an effective, necessary and mandatory expense to the Company; and

-    PIS - R$302,089 thousand (R$300,310 thousand on September 30, 2012 and R$293,267 thousand on December 31, 2011): we are requesting the authorization to offset overpaid amounts in 1994 and 1995 as PIS contribution, corresponding to the surplus on the calculation established in the Constitution, i.e., gross operating income, as defined in the income tax legislation - set out in Article 44 of Law 4506/64, excluding interest income.

            IV -       Provisions by nature

	R$ thousand
	2012		2011
	December 31	September 30	December 31
Labor claims	2,496,270	2,459,580	2,315,859
Civil claims	3,722,404	3,609,648	3,345,225
Subtotal (1)	6,218,674	6,069,228	5,661,084
Provision for tax risks (2)	15,071,659	14,061,296	12,463,489
Total	21,290,333	20,130,524	18,124,573

(1)  Note 20b; and

(2)  Classified under “Other liabilities - tax and social security” (Note 20a).

              V -       Changes in provisions

	R$ thousand
	2012
	Labor	Civil	Tax (1)
Balance at the beginning of the year	2,315,859	3,345,225	12,463,489
Adjustment for inflation	263,625	430,219	842,579
Provisions, net of reversals and write-offs	512,698	461,133	1,792,494
Payments	(595,912)	(514,173)	(26,903)
Balance at the end of the year	2,496,270	3,722,404	15,071,659

(1)  Mainly include legal liabilities.

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Notes to the Consolidated Financial Statements

c)   Contingent liabilities classified as possible losses

The Bradesco Organization maintains a system to monitor all administrative and judicial proceedings in which the institution is plaintiff or defendant and, based on the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed with the risk of a possible loss are not recorded as a liability in the financial statements. The main lawsuits classified as such are the following: a) leasing companies’ Tax on Services of any Nature (ISSQN), total lawsuits correspond to R$1,132,804 thousand (R$1,102,267 thousand on September 30, 2012 and R$517,667 thousand on December 31, 2011) which relates to the municipal tax demands other than those where the company is not located and where, under law, tax is collected; b) 2006-2009 income tax and social contribution, relating to goodwill amortization being disallowed on the acquisition of investments, for the amount of R$711,431 thousand (R$709,665 thousand on September 30, 2012 and R$372,323 thousand on December 31, 2011); c) IRPJ and CSLL deficiency notice relating to disallowance of loan loss expenses, for the amount of R$469,337 thousand (R$295,717 thousand on September 30, 2012); and d) IRPJ and CSLL deficiency note relating to disallowance of exclusions of revenues from mark-to-market securities in 2007, amounting to R$226,145 thousand.

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19)     SUBORDINATED DEBT

					R$ thousand
					2012		2011
Maturity	Original term in years	Amount of the operation	Currency	Remuneration	December 31	September 30	December 31
In Brazil:
Subordinated CDB:
				100.0% of CDI rate + (0.3440% p.a.- 0.4914% p.a.)
2012 (1)	5	-	R$	IPCA + 7.632% p.a.	-	2,411,641	2,707,250
				100.0% of CDI rate + (0.3440% p.a.- 1.0817% p.a.)
2013	5	575,000	R$	IPCA + (7.74% p.a.- 8.1863% p.a.)	972,796	950,695	881,982
2014	6	1,000,000	R$	112.0% of CDI rate	1,554,254	1,525,232	1,419,811
				IPCA + (6.92% p.a.- 8.55% p.a.)
2015	6	1,274,696	R$	108.0% to 112.0% of CDI rate	2,028,459	1,952,563	1,774,656
2016	6	500	R$	IPCA + 7.1292% p.a.	734	707	647
				100.0% of CDI rate + 0.87% p.a.
2012 (2)	10	-	R$	101.5% of CDI rate	-	908,369	2,025,858
2019	10	20,000	R$	IPCA + (7.76% p.a.)	31,240	30,074	27,398
Financial bills:
2012 (3)	5	-	R$	103.0% of CDI rate	-	-	1,638,758
				IGP-M + 6.3874% p.a.
				IPCA + (6.7017% p.a.- 6.8784% p.a.)
				Fixed rate + 13.0949% p.a.
2016	6	102,018	R$	108.0% to 110.0% of CDI rate	131,214	127,333	117,388
				100.0% of CDI rate + (1.2685%p.a.- 1.3656% p.a.)
				IGP-M + (5.7745% p.a.- 6.9588% p.a.)
				IPCA + (5.6030% p.a.- 7.5482% p.a.)
				Fixed rate of (11.7493% p.a.- 13.8609% p.a.)
2017	6	8,630,999	R$	104.0% to 112.5% of CDI rate	9,179,820	9,038,822	9,009,410
				100.0% of CDI rate + (0.7855%p.a.- 1.3061% p.a.)
				IGP-M + (4.0147% p.a.- 6.2626% p.a.)
				IPCA + (3.6712% p.a.- 6.2822% p.a.)
				Fixed rate + (9.3991% p.a.- 12.1754% p.a.)
2018 (4)	6	8,262,799	R$	105.0% to 112.0% of CDI rate	8,510,932	8,360,073	-

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Notes to the Consolidated Financial Statements

					R$ thousand
					2012		2011
Maturity	Original term in years	Amount of the operation	Currency	Remuneration	December 31	September 30	December 31
				IPCA + 7.4163% p.a.
2017	7	40,100	R$	Fixed rate + 13.1763% p.a.	55,902	54,018	49,247
				IGP-M + 6.6945% p.a.
2018	7	141,050	R$	IPCA + (5.9081% p.a.- 7.3743% p.a.)	170,309	165,296	149,177
2018	8	50,000	R$	IGP-M + 7.0670% p.a.	65,517	63,936	56,720
				100.0% of CDI rate + (1.0079% p.a. – 1.0412% p.a.) IGP-M + 4.17468 p.a. IPCA + (4.0262% p.a.- 6.1757% p.a.)
				Fixed rate (10.1304% p.a.- 11.7550% p.a.)
2019 (5)	7	3,172,835	R$	110.5% to 112.2% of CDI rate	3,205,153	85,857	-
				IGP-M + 5.8351% p.a.
				IPCA + (5.8950% p.a.- 6.3643% p.a.)
2019	8	12,735	R$	Fixed rate + 13.3381% p.a.	15,080	14,598	13,322
				IGP-M + 5.5341% p.a.
				IPCA + (3.9941% p.a.- 6.1386% p.a.)
				Fixed rate of (11.1291)% p.a.- 11.8661% p.a.
2020 (8)	8	28,556	R$	110.0% to 110.7% of CDI rate	30,354	23,711	-
2021	9	7,000	R$	111.0% of CDI rate	7,286	7,151	-
2012	10	-	R$	100.0% to 101.5% of CDI rate	-	-	606,852
				IGP-M + (6.0358% p.a.- 6.6244% p.a.)
				IPCA + (5.8789% p.a.- 7.1246% p.a.)
				Fixed rate of 12.7513% p.a.
2021	10	19,200	R$	109.0% of CDI rate	22,117	21,419	19,669
				IGP-M + (3.9270% p.a.- 4.2994% p.a.)
				IPCA + (4.1920% p.a.- 6.0358% p.a.)
				Fixed rate of (10.3489% p.a.- 12.4377% p.a.)
2022 (6)	10	54,143	R$	110.0% to 111.3% of CDI rate	56,823	43,634	-
CDB pegged to loans:
2012 to 2016	2 to 5	6,017	R$	100.0% of CDI rate	6,751	7,059	7,900
Subtotal in Brazil					26,044,741	25,792,188	20,506,045

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Notes to the Consolidated Financial Statements

					R$ thousand
					2012		2011
Maturity	Original term in years	Amount of the operation	Currency	Remuneration	December 31	September 30	December 31
Abroad:
2012 (3)	10	-	Yen	Rate of 4.05% p.a.	-	-	428,857
2013	10	1,434,750	US$	Rate of 8.75% p.a.	1,037,712	1,053,162	936,511
2014	10	801,927	Euro	Rate of 8.00% p.a.	615,651	607,785	555,017
2019	10	1,333,575	US$	Rate of 6.75% p.a.	1,559,063	1,574,921	1,446,390
2021	11	2,766,650	US$	Rate of 5.90% p.a.	3,349,356	3,280,021	3,067,402
2022 (7)	11	1,886,720	US$	Rate of 5.75% p.a.	2,284,372	2,237,638	-
Issuance costs on funding					(39,181)	(38,974)	(30,131)
Subtotal abroad					8,806,973	8,714,553	6,404,046
Overall total					34,851,714	34,506,741	26,910,091

(1)  Early settlement of subordinated debt amounting to R$461.505 thousand in February 2012 and subordinated debt operations that matured in November 2012;

(2)  Early settlement of subordinated debt amounting to R$1,065,699 thousand in February 2012, and subordinated debt operations amounting to R$570,470 thousand and R$994,000 thousand that matured in March and November 2012, respectively;

(3)  Subordinated debt operations that matured in April 2012;

(4)  Issue of financial bills, of which were issued as follows: (i) R$362,979 thousand in January 2012; (ii) R$2,030,486 thousand in February 2012; (iii) R$859,438 thousand in March 2012;
(iv) R$789,635 thousand in April 2012; (v) R$3,926,706 thousand in May 2012; (vi) R$16,008 thousand in June 2012; (vii) R$56,300 thousand in July 2012; (viii) R$30,060 thousand in August 2012;
(ix) R$36,825 thousand in September 2012; (x) R$128,927 thousand in October 2012; (xi) R$300 thousand in November 2012; and (xii) R$25,135 thousand in December 2012, maturing in 2018;

(5)  Issue of financial bills, of which were issued as follows: (i) R$23,633 thousand in July 2012; (ii) R$4,025 thousand in August 2012; (iii) R$922,816 thousand in October 2012; (iv) R$1,100,400 thousand in November 2012;  and (v) R$1,066,700 thousand in December 2012, maturing in 2019;

(6)  Issue of financial bills, of which were issued as follows: (i) R$1,197 thousand in January 2012; (ii) R$820 thousand in February 2012; (iii) R$435 thousand in March 2012; (iv) R$2,400 thousand in April 2012; (v) R$11,000 thousand in May 2012; (vi) R$10,662 thousand in June 2012; (vii) R$748 thousand in July 2012; (viii) R$8,000 thousand in August 2012; (ix) R$7,223 thousand in September 2012; (x) R$10,600 thousand in October 2012; and (xi) R$1,058 thousand in December 2012, maturing in 2022;

(7)  In March 2012, subordinated debts totaling US$1,100,000 thousand was issued abroad with a 5.75% p.a. rate, maturing in January 2022; and

(8)  Issue of financial bills, of which were issued as follows: (i) R$601 thousand in September 2012; R$5,000 thousand in October 2012; and R$901 thousand in December 2012, maturing in 2020.

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Notes to the Consolidated Financial Statements

20)    OTHER LIABILITIES

a)   Tax and social security

	R$ thousand
	2012		2011
	December 31	September 30	December 31
Provision for tax risk (Note 18b IV)	15,071,659	14,061,296	12,463,489
Provision for deferred income tax (Note 34f)	7,996,282	7,276,170	4,824,991
Taxes and contributions on profit payable	3,723,933	3,676,197	3,050,869
Taxes and contributions payable	1,137,206	1,043,268	582,341
Total	27,929,080	26,056,931	20,921,690

b)   Sundry

	R$ thousand
	2012		2011
	December 31	September 30	December 31
Credit card operations	14,848,920	12,731,148	12,678,343
Civil and labor provisions (Note 18b IV)	6,218,674	6,069,228	5,661,084
Provision for payments	5,176,486	5,142,469	4,215,108
Sundry creditors	5,057,155	3,920,112	3,438,299
Liabilities for acquisition of assets and rights	2,008,253	1,869,645	2,103,213
Liabilities for official agreements	67,921	329,603	411,056
Other	1,319,566	1,565,162	1,315,943
Total	34,696,975	31,627,367	29,823,046

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Notes to the Consolidated Financial Statements

21)    INSURANCE, PENSION PLANS AND CAPITALIZATION BONDS

a)   Technical reserves by account

	R$ thousand
	Insurance (1)			Life and pension plans (2) (3)			Capitalization bonds			Total
	2012		2011	2012		2011	2012		2011	2012		2011
	December 31	September 30	December 31	December 31	September 30	December 31	December 31	September 30	December 31	December 31	September 30	December 31
Current and long-term liabilities
Mathematical reserve for unvested benefits	825,848	814,580	709,016	92,934,504	87,108,269	77,492,774	-	-	-	93,760,352	87,922,849	78,201,790
Mathematical reserve for vested benefits	174,118	170,036	137,848	5,946,677	5,867,678	5,397,832	-	-	-	6,120,795	6,037,714	5,535,680
Mathematical reserve for redemptions	-	-	-	-	-	-	4,731,038	4,447,917	3,838,024	4,731,038	4,447,917	3,838,024
Reserve for claims incurred but not reported (IBNR)	1,281,188	1,364,104	1,104,952	942,521	906,594	743,826	-	-	-	2,223,709	2,270,698	1,848,778
Unearned premium reserve	2,072,355	2,207,390	1,966,745	187,868	173,046	158,927	-	-	-	2,260,223	2,380,436	2,125,672
Contribution deficiency reserve (4)	-	-	-	5,062,024	4,995,905	3,636,981	-	-	-	5,062,024	4,995,905	3,636,981
Reserve for unsettled claims	3,093,533	2,839,064	2,508,979	1,025,489	1,029,862	1,000,549	-	-	-	4,119,022	3,868,926	3,509,528
Premium deficiency reserve	-	-	-	468,762	480,070	473,682	-	-	-	468,762	480,070	473,682
Reserve for financial surplus	-	-	-	368,032	383,858	379,694	-	-	-	368,032	383,858	379,694
Reserve for draws and redemptions	-	-	-	-	-	-	539,893	541,309	559,177	539,893	541,309	559,177
Reserve for administrative expenses	-	-	-	118,890	118,665	98,794	167,196	165,613	164,794	286,086	284,278	263,588
Provision for contingencies	-	-	-	-	-	-	10,574	9,697	9,299	10,574	9,697	9,299
Other reserves	2,950,296	2,822,711	1,646,016	1,316,614	1,361,086	1,625,084	-	-	-	4,266,910	4,183,797	3,271,100
Total reserves	10,397,338	10,217,885	8,073,556	108,371,381	102,425,033	91,008,143	5,448,701	5,164,536	4,571,294	124,217,420	117,807,454	103,652,993

(1)  “Other reserves” - Insurance basically refers to the technical reserves of the “personal health” portfolio recorded to (i) cover  the differences of future premium adjustments and those required for the portfolio technical balance and (ii) adapt to current interest rate scenarios;

(2)  Includes personal insurance and pension plans;

(3)  “Other reserves” - Life and Pension Plan basically refers to “Reserve for unvested benefits (Life),” “Reserve for redemption and other amounts to be settled,” “Reserve for risk fluctuation” and “Reserve for benefits to be settled,” “Additional premiums reserve;” and

(4)  The contribution deficiency reserve for retirement and pension plans is calculated according to the normalized biometric table AT-2000, 1.5% p.a. improvement, considering males separated from females, who have a longer life expectancy, and an interest rate of 3.5% p.a. (3.5% p.a. on September 30, 2012 and 4.0% p.a. on December 31, 2011). For disability plans, the provision is also actuarially calculated according to the biometric AT-49 male table and the 3.5% p.a. interest rate (3.5% p.a. on September 30, 2012 and 4.0% p.a on December 31, 2011).

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b)   Technical reserves by product

	R$ thousand
	Insurance			Life and pension plans			Capitalization bonds			Total
	2012		2011	2012		2011	2012		2011	2012		2011
	December 31	September 30	December 31	December 31	September 30	December 31	December 31	September 30	December 31	December 31	September 30	December 31
Health (1)	5,650,060	5,528,534	4,020,463	-	-	-	-	-	-	5,650,060	5,528,534	4,020,463
Auto/RCF	2,698,750	2,775,797	2,473,454	-	-	-	-	-	-	2,698,750	2,775,797	2,473,454
DPVAT/Retrocession	154,702	163,975	116,405	341,040	362,199	282,057	-	-	-	495,742	526,174	398,462
Life	15,575	17,247	16,262	4,884,623	4,630,786	3,984,996	-	-	-	4,900,198	4,648,033	4,001,258
Basic lines	1,878,251	1,732,332	1,446,972	-	-	-	-	-	-	1,878,251	1,732,332	1,446,972
Unrestricted Benefits Generating Plan - PGBL to be granted	-	-	-	17,943,880	16,987,593	15,457,576	-	-	-	17,943,880	16,987,593	15,457,576
Long-Term Life Insurance - VGBL - to be granted	-	-	-	65,020,316	60,236,676	52,775,640	-	-	-	65,020,316	60,236,676	52,775,640
Pension plans	-	-	-	20,181,522	20,207,779	18,507,874	-	-	-	20,181,522	20,207,779	18,507,874
Capitalization bonds	-	-	-	-	-	-	5,448,701	5,164,536	4,571,294	5,448,701	5,164,536	4,571,294
Total technical reserves	10,397,338	10,217,885	8,073,556	108,371,381	102,425,033	91,008,143	5,448,701	5,164,536	4,571,294	124,217,420	117,807,454	103,652,993

(1)    The variation basically refers to the technical reserves of the “personal health” portfolio recorded to (i) cover the differences of future premium adjustments and those required for the portfolio technical balance and (ii) adapt to current interest rate scenarios.

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Notes to the Consolidated Financial Statements

c)   Guarantees for technical reserves

	R$ thousand
	Insurance			Life and pension plans			Capitalization bonds			Total
	2012		2011	2012		2011	2012		2011	2012		2011
	December 31	September 30	December 31	December 31	September 30	December 31	December 31	September 30	December 31	December 31	September 30	December 31
Total technical reserves	10,397,338	10,217,885	8,073,556	108,371,381	102,425,033	91,008,143	5,448,701	5,164,536	4,571,294	124,217,420	117,807,454	103,652,993
Loading on insurance sales – guarantee extension	(34,822)	-	-	-	-	-	-	-	-	(34,822)	-	-
(-) Portion corresponding to contracted reinsurance	(865,364)	(853,813)	(652,686)	(9,730)	(11,604)	(8,490)	-	-	-	(875,094)	(865,417)	(661,176)
(-) Deposits retained at IRB and court deposits	(23,484)	(23,614)	(23,102)	(59,436)	(60,668)	(68,703)	-	-	-	(82,920)	(84,282)	(91,805)
(-) Receivables	(750,921)	(863,821)	(772,878)	-	-	-	-	-	-	(750,921)	(863,821)	(772,878)
(-) Reserves from DPVAT agreements	(148,167)	(157,280)	(109,339)	(338,049)	(358,842)	(278,503)	-	-	-	(486,216)	(516,122)	(387,842)
To be insured	8,574,580	8,319,357	6,515,551	107,964,166	101,993,919	90,652,447	5,448,701	5,164,536	4,571,294	121,987,447	115,477,812	101,739,292
Investment fund quotas (VGBL and PGBL)	-	-	-	82,964,196	77,224,269	68,233,216	-	-	-	82,964,196	77,224,269	68,233,216
Investment fund quotas (excluding VGBL and PGBL)	2,452,318	3,253,651	6,903,381	13,297,865	13,669,265	16,372,406	3,148,904	3,392,262	4,075,664	18,899,087	20,315,178	27,351,451
Government securities	6,691,646	5,460,538	-	10,174,124	9,619,474	4,660,749	2,014,443	1,513,166	-	18,880,213	16,593,178	4,660,749
Private securities	105,279	102,836	86,803	212,432	221,369	569,495	114,383	108,843	221,170	432,094	433,048	877,468
Shares	4,710	3,775	2,802	1,504,244	1,444,057	1,280,110	370,971	300,307	364,498	1,879,925	1,748,139	1,647,410
Total technical reserve guarantees	9,253,953	8,820,800	6,992,986	108,152,861	102,178,434	91,115,976	5,648,701	5,314,578	4,661,332	123,055,515	116,313,812	102,770,294

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d)   Insurance, pension plan contribution and capitalization bond retained premiums

	R$ thousand
	2012			2011
	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD
Written premiums	5,226,795	5,193,551	19,946,059	17,135,055
Pension plan contributions (including VGBL)	6,976,575	3,987,647	20,870,225	17,785,224
Capitalization bond income	1,088,663	1,013,696	3,834,155	3,047,132
Granted coinsurance premiums	(28,567)	(56,278)	(198,284)	(190,724)
Refunded premiums	(47,078)	(34,512)	(143,905)	(141,089)
Net written premiums	13,216,388	10,104,104	44,308,250	37,635,598
Reinsurance premiums	(75,504)	(74,980)	(297,351)	(272,924)
Insurance, pension plan and capitalization bond retained premiums	13,140,884	10,029,124	44,010,899	37,362,674

22)    NON-CONTROLLING INTERESTS IN SUBSIDIARIES

	R$ thousand
	2012		2011
	December 31	September 30	December 31
Banco Bradesco BBI S.A.	123,903	122,411	116,600
Other (1)	464,291	463,662	498,658
Total	588,194	586,073	615,258

(1)   Mainly related to the non-controlling interest in Odontoprev S.A.

23)    SHAREHOLDERS’ EQUITY (PARENT COMPANY)

a)   Capital stock in number of shares

Fully subscribed and paid-in capital stock comprises non-par, registered, book-entry shares.

	2012		2011
	December 31	September 30	December 31
Common shares	1,912,397,390	1,912,397,390	1,912,397,390
Preferred shares	1,912,397,191	1,912,397,191	1,912,397,191
Subtotal	3,824,794,581	3,824,794,581	3,824,794,581
Treasury (common shares)	(2,635,100)	(2,635,100)	(2,487,000)
Treasury (preferred shares)	(4,786,700)	(4,786,700)	(4,466,400)
Total outstanding shares	3,817,372,781	3,817,372,781	3,817,841,181

b)   Changes in capital stock in number of shares

	Common	Preferred	Total
Number of outstanding shares on December 31, 2011	1,909,910,390	1,907,930,791	3,817,841,181
Shares acquired and not cancelled	(148,100)	(320,300)	(468,400)
Number of outstanding shares as of December 31, 2012	1,909,762,290	1,907,610,491	3,817,372,781

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Interest on shareholders’ equity/dividends

Preferred shares have no voting rights, but are entitled to all other rights and advantages given to common shares and, in compliance with Bradesco’s Bylaws, have priority for repayment of capital and an additional ten percent (10%) interest on shareholders’ equity and/or dividends, in accordance with the provisions of Paragraph 1, item II, of Article 17 of Law 6404/76, amended by Law 10303/01.

According to Bradesco’s Bylaws, shareholders are entitled to interest on shareholders’ equity and/or dividends amounting to at least 30% of the net income for the year, adjusted in accordance with Brazilian Corporate Law.

Interest on shareholders’ equity is calculated based on the shareholders’ equity limited to the variation in the Federal Government Long-Term Interest Rates (TJLP), subject to available profits before deductions, or transfer to retained earnings or profit reserves for the amounts equivalent or greater than twice its value.

Bradesco’s capital remuneration policy aims to distribute interest on shareholders’ equity at the maximum amount calculated under current legislation, and this is included, net of Withholding Income Tax, in the calculation for mandatory dividends for the year under the Company’s Bylaws.

The Board of Directors’ meeting held on December 12, 2011 approved the Board of Executive Officers’ proposal to pay shareholders supplementary interest on shareholders’ equity for 2011, for the amount of R$2,309,800 thousand, at R$0.576206221 (net of 15% withholding income tax - R$0.489775288) per common share and R$0.633826844 (net of 15% withholding income tax - R$0.538752817) per preferred share, which was paid on March 8, 2012.

The Board of Directors’ meeting held on February 10, 2012 approved the Board of Executive Officers’ proposal to pay shareholders dividends in addition to interest on shareholders' equity and dividends for 2011, for the amount of R$151,291 thousand, at R$0.037741866 per common share and R$0.041516054 per preferred share, which was paid on March 8, 2012.

The Board of Directors’ Meeting held on March 7, 2012 approved the Board of Executive Officers’ proposal to increase the value of monthly dividends by 10%, paid in advance to shareholders, under the Monthly Compensation Methodology, from R$0.014541175 to R$0.015995293 for common shares, and from R$0.015995293 to R$0.017594822 for preferred shares, effective from dividends relating to April 2012 which were paid as of May 2, 2012.

The Board of Directors’ Meeting held on June 20, 2012 approved the Board of Executive Officers’ proposal to pay Company’s shareholders monthly interest on shareholders’ equity, replacing monthly dividends. Shareholders now receive R$0.018817992 (net of 15% withholding income tax - R$0.015995293) per common share and R$0.020699791 (net of 15% withholding income tax - R$0.017594822) per preferred share, in effect from July 2012, to be paid as of August 1, 2012.

The Board of Directors’ meeting held on June 27, 2012 approved the Board of Executive Officers’ proposal to pay shareholders interim interest on shareholders’ equity for the first half of 2012, for the amount of R$754,300 thousand, at R$0.188184678 (net of 15% withholding income tax -
R$0.159956976) per common share and R$0.207003146 (net of 15% withholding income tax -
R$0.175952674) per preferred share, which was paid on July 18, 2012.

The Board of Directors’ Meeting held on December 21, 2012 approved the Board of Executive Officers’ proposal for the payment to shareholders of supplementary interest on shareholders’ equity for 2012, for the amount of R$2,054,400 thousand, of which R$0.512557736 (net of 15% withholding income tax - R$0.435674076) per common share and R$0.563813510 (net of 15% withholding income tax - R$0.479241484) per preferred share, to be paid on March 7, 2013.

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Interest on shareholders’ equity and dividends related to 2012 is calculated as follows:

	R$ thousand	% (1)
Net income for the year	11,381,244
(-) Legal reserve	(569,062)
Adjusted calculation basis	10,812,182
Supplementary and interim monthly interest on shareholders’ equity (gross), paid and/or provisioned	3,261,307
Withholding income tax on interest on shareholders’ equity	(489,196)
Interest on shareholders’ equity (net)	2,772,111
Monthly dividends paid	367,208
Supplementary dividends provisioned	266,483
Interest on shareholders’ equity (net) and dividends in 2012	3,405,802	31,50
Interest on shareholders’ equity (net) and dividends in 2011	3,300,237	31,50

(1)  Percentage of interest on shareholders’ equity/dividends after adjustments.

Interest on shareholders’ equity and dividends were paid or recorded in provision, as follows:

Description	R$ thousand
	Per share (gross)		Gross amount paid / recorded in provision	Withholding Income Tax (IRRF) (15%)	Net amount paid / recorded in provision
	Common shares	Preferred shares
Supplementary interest on shareholders’ equity paid	0.576206	0.633827	2,309,800	346,470	1,963,330
Interim interest on shareholders’ equity paid	0.155521	0.171073	624,187	93,628	530,559
Monthly dividends paid	0.163919	0.180311	655,057	-	655,057
Supplementary dividends paid	0.037741	0.041515	151,291	-	151,291
Total on December 31, 2011 YTD	0.933387	1.026726	3,740,335	440,098	3,300,237
Supplementary interest on shareholders’ equity provisioned (1)	0.512558	0.563814	2,054,400	308,160	1,746,240
Interim interest on shareholders’ equity paid (2)	0.188185	0.207003	754,349	113,152	641,197
Interest on shareholders’ equity paid	0.112908	0.124199	452,558	67,884	384,674
Monthly dividends paid	0.091609	0.100770	367,208	-	367,208
Supplementary dividends provisioned (1)	0.066485	0.073134	266,483	-	266,483
Total on December 31, 2012 YTD	0.971745	1.068920	3,894,998	489,196	3,405,802

(1)     To be paid on March 7, 2013; and

(2)     Paid on July 18, 2012.

c)   Treasury shares

The Board of Directors’ meeting held on December 20, 2010 authorized a share buyback of up to 15,000,000 no-par, registered book-entry shares issued by Bradesco, of which 7,500,000 are common shares and 7,500,000 are preferred shares, to be held in treasury and later sold or cancelled, without reducing capital stock. It was valid until June 21, 2011. The Board of Directors’ meeting held on June 20, 2011 approved the renewal of the share buyback term based on the same previous conditions. It was valid up to December 22, 2011. The Board of Directors’ meeting held on December 21, 2011 resolved to renew the term for the share buyback, based on the same previous conditions. It was valid up to June 23, 2012. The Board of Directors’ meeting held on June 21, 2012 resolved to renew the term for the share buyback, based on the same previous conditions. It was valid up to December 25, 2012. The Board of Directors’ Meeting held on December 20, 2012

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resolved to renew the term for the share buyback, based on the same previous conditions.  It is valid until June 26, 2013.

A total of 2,635,100 common shares and 4,786,700 preferred shares had been acquired, totaling R$197,301 thousand up to December 31, 2012, and remain in treasury. The minimum, average and maximum cost per common share is R$23.62221, R$25.41203 and R$27.14350, respectively, and R$26.20576, R$27.22915 and R$33.12855 per preferred share, respectively. The market value was R$33.94 per common share and R$35.17 per preferred share at December 31, 2012.

24)    FEE AND COMMISSION INCOME

	R$ thousand
	2012			2011
	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD
Credit card income	1,579,551	1,456,609	5,753,905	4,864,343
Checking account	866,355	825,581	3,244,851	2,786,480
Asset management	550,206	561,501	2,172,447	1,948,641
Loans	519,172	540,080	2,091,032	2,011,186
Collections	339,940	337,922	1,313,665	1,213,909
Consortium management	160,829	159,215	613,234	526,562
Custody and brokerage services	124,100	122,448	482,883	419,872
Underwriting / financial advisory services	198,255	94,033	516,556	298,141
Payments	81,179	79,626	318,798	312,064
Other	149,341	154,529	562,470	397,270
Total	4,568,928	4,331,544	17,069,841	14,778,468

25)    PAYROLL AND RELATED BENEFITS

	R$ thousand
	2012			2011
	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD
Payroll	1,463,225	1,464,803	5,683,536	5,106,320
Benefits	683,538	637,108	2,523,090	2,277,910
Social security charges	566,239	555,780	2,166,482	1,914,058
Employee profit sharing	244,638	256,433	1,030,896	936,916
Provision for labor claims (1)	152,065	167,134	649,892	1,161,936
Training	32,375	37,620	132,596	161,495
Total	3,142,080	3,118,878	12,186,492	11,558,635

(1) Includes the improved calculation methodology on December 31, 2011 YTD.

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26)    OTHER ADMINISTRATIVE EXPENSES

	R$ thousand
	2012			2011
	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD
Outsourced services	846,328	896,884	3,407,910	3,609,729
Communication	420,761	416,444	1,661,941	1,578,862
Depreciation and amortization	407,694	403,267	1,611,411	1,439,569
Data processing	307,715	277,484	1,115,347	934,008
Advertising and marketing	275,521	208,268	798,490	937,481
Transport	225,490	214,615	867,130	784,585
Rental	210,996	191,955	781,169	666,185
Asset maintenance	168,973	148,196	607,926	557,807
Financial system services	167,903	161,728	655,972	511,379
Supplies	78,342	75,368	322,168	378,813
Security and surveillance	111,012	111,999	428,023	333,422
Water, electricity and gas	65,895	57,933	254,239	227,058
Travel	38,340	34,050	138,882	160,884
Other	332,869	248,950	1,066,739	897,790
Total	3,657,839	3,447,141	13,717,347	13,017,572

27)    TAX EXPENSES

	R$ thousand
	2012			2011
	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD
Contribution for Social Security Financing (Cofins)	777,122	711,418	2,761,145	2,393,625
Social Integration Program (PIS) contribution	131,473	120,318	466,780	407,191
Tax on Services (ISS)	130,626	121,165	476,679	413,334
Municipal Real Estate Tax (IPTU) expenses	9,603	9,877	49,437	42,954
Other	44,545	58,325	296,103	422,672
Total	1,093,369	1,021,103	4,050,144	3,679,776

28)    OTHER OPERATING INCOME

	R$ thousand
	2012			2011
	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD
Other interest income	356,728	358,191	1,547,733	1,090,745
Reversal of other operating provisions (1)	140,230	134,768	471,752	2,620,153
Gains on sale of goods	21,057	17,895	72,327	39,798
Revenues from recovery of charges and expenses	33,262	20,297	177,064	269,453
Other (2)	258,340	269,891	994,739	4,149,893
Total	809,617	801,042	3,263,615	8,170,042

(1)  Includes (i) reversal of provision for tax risks and (ii) tax provision on December 31, 2011 YTD; and

(2)  Includes revenues from tax credits to offset on December 31, 2011 YTD.

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29)    OTHER OPERATING EXPENSES

	R$ thousand
	2012			2011
	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD
Other finance costs	1,134,468	951,479	3,948,057	2,875,199
Sundry losses	495,172	395,350	1,633,656	1,343,238
Commissions on loans and financing (1)	403,623	289,715	1,150,802	511,798
Discount granted	358,514	251,808	1,109,720	827,388
Intangible assets amortization	243,275	230,065	868,711	705,659
Goodwill amortization (Note 15a) (2)	1,225,933	66,944	1,425,608	264,266
Other (3)	1,188,753	253,157	2,111,714	5,177,145
Total	5,049,738	2,438,518	12,248,268	11,704,693

(1)  Includes the improved prepaid expense amortization methodology in the fourth quarter of 2012 and December 31, 2012 YTD;

(2)  Includes Banco Berj S.A. full goodwill amortization (Note 15c) in the fourth quarter of 2012 and December 31, 2012 YTD; and

(3)  Includes impairment analysis expenses (Note 15c) in the fourth quarter of 2012 and December 31, 2012 YTD, and includes provision for tax risks on December 31, 2011.

30)    NON-OPERATING INCOME (LOSS)

	R$ thousand
	2012			2011
	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD
Gain/loss on sale and write-off of assets and investments (1)	733,414	(52,013)	613,960	(14,169)
Recording/reversal of non-operating provisions	(28,310)	(57,176)	(156,070)	(31,273)
Others	6,070	9,840	41,699	49,274
Total	711,174	(99,349)	499,589	3,832

(1)  Includes: (i) gain/loss on sale of Serasa shares in the fourth quarter of 2012 and December 31, 2012 YTD; (ii)  gain/loss on sale of Cetip shares on December, 2012 YTD; and (iii) gain/loss on sale of Ibi Promotora de Vendas Ltda. shares and gain/loss on partial sale of Cetip shares on December 31, 2011 YTD.

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31)    RELATED-PARTY TRANSACTIONS (DIRECT AND INDIRECT)

a)   Related party transactions (direct and indirect) are carried out under conditions and at rates consistent with those entered into with third parties, when applicable, and effective on the dates of the operations. The transactions are as follows:

	R$ thousand
	2012		2011	2012			2011
	December 31	September 30	December 31	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD
	Assets (liabilities)	Assets (liabilities)	Assets (liabilities)	Revenues (expenses)	Revenues (expenses)	Revenues (expenses)	Revenues (expenses)
Interest on shareholders’ equity and dividends:	(735,902)	(505,457)	(775,636)	-	-	-	-
Cidade de Deus Companhia Comercial de Participações	(541,990)	(372,268)	(571,254)	-	-	-	-
Fundação Bradesco	(193,912)	(133,189)	(204,382)	-	-	-	-
Demand deposits/Savings accounts:	(17,057)	(18,969)	(15,842)	(129)	(116)	(471)	(522)
Fundação Bradesco	-	(121)	(10)	-	-	-	-
BBD Participações S.A.	(5)	(6)	(11)	-	-	-	-
Nova Cidade de Deus Participações S.A.	(9)	(3)	(13)	-	-	-	-
Cidade de Deus Companhia Comercial de Participações	(7)	(3)	(13)	-	-	-	-
Key Management Personnel	(17,036)	(18,836)	(15,795)	(129)	(116)	(471)	(522)
Time deposits:	(164,099)	(169,878)	(204,597)	(2,055)	(2,408)	(10,507)	(15,349)
Cidade de Deus Companhia Comercial de Participações	(24,975)	(30,042)	(45,207)	(36)	(141)	(207)	(78)
Key Management Personnel	(139,124)	(139,836)	(159,390)	(2,019)	(2,267)	(10,300)	(15,271)
Federal funds purchased and securities sold under agreements to repurchase:	(233,551)	(249,182)	(273,133)	(4,176)	(5,138)	(21,995)	(30,871)
Key Management Personnel	(233,551)	(249,182)	(273,133)	(4,176)	(5,138)	(21,995)	(30,871)
Funds from issuance of securities:	(374,709)	(394,679)	(305,464)	(6,634)	(7,017)	(30,530)	(29,549)
Key Management Personnel	(374,709)	(394,679)	(305,464)	(6,634)	(7,017)	(30,530)	(29,549)
Rental of branches:	-	-	-	(326)	(326)	(1,302)	(516)
Fundação Bradesco	-	-	-	(326)	(326)	(1,302)	(516)
Subordinated debts:	(698)	(15,621)	(65,333)	(87)	(298)	(2,258)	(15,263)
Cidade de Deus Companhia Comercial de Participações	-	-	(26,625)	-	-	(633)	(9,260)
Fundação Bradesco	(698)	(15,621)	(38,708)	(87)	(298)	(1,625)	(6,003)

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b)    Compensation for key Management personnel

Each year, the Annual Shareholders’ Meeting approves:

•       The annual overall amount of management compensation, set forth at the Board of Directors Meetings, to be paid to board members and members of the Board of Executive Officers, as determined by the Company’s Bylaws, and

•       The amount allocated to finance Management pension plans, within the Employee and Management pension plan of the Bradesco Organization.

For 2012, the maximum amount of R$344,800 thousand was set for Management compensation and R$334,100 thousand to finance defined contribution pension plans. Additionally, for the overall amount of Management compensation approved by the Annual Shareholders’ Meeting, Bradesco adopted, in 2012, CMN Resolution 3921/10, that sets forth a management compensation policy for financial institutions, establishing that 50% of the Management variable compensation must be allocated to the acquisition of their shares, which must be traded in three equal, annual and successive installments, the first of which maturing in the year following the payment date.

Short-term Management benefits

	R$ thousand
	2012			2011
	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD
Salaries	81,488	82,398	336,912	351,933
INSS contributions	18,240	18,439	75,510	78,881
Total	99,728	100,837	412,422	430,814

Post-employment benefits

	R$ thousand
	2012			2011
	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD
Defined contribution supplementary pension plans	105,437	80,559	324,132	339,078
Total	105,437	80,559	324,132	339,078

Bradesco does not offer long-term benefits related to severance pay or share-based compensation, pursuant to CPC 10 – Share-Based Payment, approved by CMN Resolution 3989/11, to its key Management personnel.

Other information

I)    Under current law, financial institutions are not allowed to grant loans or advances to:

a)   Officers and members of the advisory, administrative, fiscal or similar councils, as well as to their respective spouses and family members up to the second degree,

b)   Individuals or corporations that own more than 10% of their capital, and

c)   Corporations of which the financial institution itself, any officers or administrators of the institution, as well as their spouses and respective family members up to the second degree own more than 10%.

Therefore, no loans or advances are granted by financial institutions to any subsidiary, members of the Board of Directors or Board of Executive Officers and their relatives.

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II)   Shareholding

Together, Members of the Board of Directors and Board of Executive Officers had the following shareholding in Bradesco:

	2012		2011
	December 31	September 30	December 31
● Common shares	0.73%	0.73%	0.74%
● Preferred shares	1.00%	1.01%	1.03%
● Total shares (1)	0.86%	0.87%	0.89%

(1)  On December 31, 2012, direct and indirect shareholding of the members of Bradesco’s Board of Directors and Board of Executive Officers amounted to 3.05% of common shares, 1.05% of preferred shares and 2.05% of all shares.

32)    FINANCIAL INSTRUMENTS

a)      Risk management

Risk management is highly strategic due to the increasing complexity of services and products and the globalization of the Organization’s business. The dynamic markets lead Bradesco to an ongoing improvement of this activity in the pursue of best practices. For that reason, Bradesco was authorized by Bacen to use its internal market risk models, which were already in force, to calculate regulatory capital as of January 2013.

The Organization controls risk management in an integrated and independent manner, preserving and valuing the Board's decisions, developing and implementing methodologies, models, and measurement and control tools. It also provides training to employees from all Organization levels, from the business areas to the Board of Directors.

The management process allows the risks to be proactively identified, measured, mitigated, monitored and reported, which is necessary in view of the Organization’s complex financial products and activity profile.

Credit risk management

Credit risk refers to the possibility of losses associated to the non-compliance by the borrower or counterparty for their respective financial obligations under agreed terms, as well as to the reduction of the value of a loan agreement resulting from a deterioration of the borrower’s risk rating, reduced earnings or remuneration, the advantages in renegotiation, recovery costs and other values related to the counterparty’s non-compliance with its financial obligations.

Credit risk management in the Organization is a continuous and evolving process of mapping, development, assessment and diagnosis through the use of models, instruments and procedures that require a high degree of discipline and control during the analysis of operations to preserve the integrity and autonomy of the processes.

The Organization carefully controls its exposure to credit risk, which mainly results from loans, securities and derivative financial instruments. Credit risk also stems from financial obligations related to loan commitments or financial guarantees.

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Notes to the Consolidated Financial Statements

Market risk management

Market risk is represented by the possibility of financial losses due to fluctuating prices and interest rates of the Organization’s financial assets as its asset and liability portfolios may have mismatched maturities, currencies and indexes.

Market risk is carefully identified, measured, mitigated and controlled. The Organization has a conservative exposure profile to market risk, with the guidelines and limits monitored independently on a daily basis.

Market risk is controlled for all of the Organization’s companies in a corporate and centralized manner. All activities exposed to market risk are mapped, measured and classified by probability and importance, with their respective mitigation plans duly approved by the corporate governance structure.

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Notes to the Consolidated Financial Statements

Below is the statement of financial position by currency:

	R$ thousand
	2012				2011
	December 31			September 30	December 31
	Balance	Local	Foreign (1) (2)	Foreign (1) (2)
Assets
Current and long-term assets	864,279,350	812,496,852	51,782,498	55,589,053	51,801,832
Funds available	12,077,018	8,930,421	3,146,597	5,864,567	6,443,568
Interbank investments	151,812,767	150,193,511	1,619,256	1,483,170	2,704,800
Securities and derivative financial instruments	315,487,065	303,295,044	12,192,021	11,829,261	8,803,427
Interbank and interdepartmental accounts	49,762,025	49,762,025	-	-	-
Loans and leasing	247,476,246	220,839,250	26,636,996	26,206,957	24,414,135
Other receivables and assets	87,664,229	79,476,601	8,187,628	10,205,098	9,435,902
Permanent assets	14,812,828	14,770,750	42,078	44,423	43,155
Investments	1,864,841	1,864,516	325	319	262
Premises and equipment and leased assets	4,677,858	4,662,047	15,811	16,621	16,238
Intangible assets	8,270,129	8,244,187	25,942	27,483	26,655
Total	879,092,178	827,267,602	51,824,576	55,633,476	51,844,987

Liabilities
Current and long-term liabilities	807,798,878	742,212,030	65,586,848	67,423,186	60,112,400
Deposits	211,857,524	188,143,964	23,713,560	24,204,747	20,521,791
Federal funds purchased and securities sold under agreements to repurchase	255,591,152	251,665,234	3,925,918	5,476,342	3,313,053
Funds from issuance of securities	51,359,307	37,171,068	14,188,239	13,997,126	8,409,978
Interbank and interdepartmental accounts	5,667,229	4,073,603	1,593,626	1,655,437	1,606,912
Borrowing and onlending	44,186,157	35,752,414	8,433,743	10,530,882	17,692,314
Derivative financial instruments	4,001,255	3,703,214	298,041	268,575	71,094
Technical reserve for insurance, pension plans and capitalization bonds	124,217,420	124,216,321	1,099	1,177	1,184
Other liabilities:
- Subordinated debt	34,851,714	26,044,741	8,806,973	8,714,553	6,404,046
- Other	76,067,120	71,441,471	4,625,649	2,574,347	2,092,028
Deferred income	657,647	657,647	-	-	-
Non-controlling interests in subsidiaries	588,194	588,194	-	-	-
Shareholders’ equity	70,047,459	70,047,459	-	-	-
Total	879,092,178	813,505,330	65,586,848	67,423,186	60,112,400
Net position of assets and liabilities			(13,762,272)	(11,789,710)	(8,267,413)
Net position of derivatives (2)			(5,643,860)	(6,332,245)	(7,126,834)
Other net memorandum accounts (3)			(47,668)	198,472	(481,192)
Net exchange position (liability)			(19,453,800)	(17,923,483)	(15,875,439)

(1)  Amounts expressed and/or indexed mainly in USD,

(2)  Excluding operations maturing in D+1, to be settled at the rate on the last day of the month, and

(3)  Other commitments recorded in memorandum accounts.

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Notes to the Consolidated Financial Statements

VaR Internal Model - Trading Portfolio

Risk factors	R$ thousand
	2012		2011
	December 31	September 30	December 31
Fixed rates	94,956	127,015	34,963
Exchange coupon	11,553	16,737	18,352
Foreign currency	23,641	14,430	38,360
IGP-M/IPCA	116,608	117,583	82,986
Equities	9,209	9,497	47,040
Sovereign/Eurobonds and Treasuries	19,760	20,645	21,902
Other	4,245	3,536	48
Correlation/diversification effect	(79,700)	(88,704)	(114,819)
VaR (Value at Risk)	200,272	220,739	128,832

Sensitivity analysis

The Trading Portfolio is also monitored daily by sensitivity analyses that measure the effect of movements of market and price curves on our positions. Furthermore, a sensitivity analysis of the Organization’s financial exposures (Trading and Banking Portfolio) is performed on a quarterly basis, in compliance with CVM Rule 475/08.

Note that the impact of the financial exposure on the Banking Portfolio (notably interest rates and price indexes) do not necessarily represent a potential accounting loss for the Organization because a portion of loans held in the Banking Portfolio are financed by demand and/or savings deposits, which are “natural hedges” for future variations in interest rates, moreover, interest rate variations do not represent a material impact on the Institution’s result, as Loans are held to maturity. Also, due to our strong presence in the insurance and pension plan market, most of the assets are adjusted for price indexes, linked to the corresponding technical reserves.

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Notes to the Consolidated Financial Statements

Sensitivity Analysis - Trading and Banking Portfolios

		R$ thousand
		Trading and Banking portfolios (1)
		2012						2011
		December 31			September 30			December 31
		1	2	3	1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(11,099)	(2,128,929)	(4,115,092)	(13,466)	(2,725,809)	(5,278,555)	(6,277)	(1,568,110)	(2,971,275)
Price indexes	Exposure subject to variations in price index coupon rates	(22,273)	(1,902,223)	(3,448,019)	(18,997)	(1,787,571)	(3,222,822)	(11,480)	(1,422,256)	(2,590,408)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(661)	(58,363)	(109,978)	(763)	(69,951)	(131,006)	(438)	(40,667)	(79,234)
Foreign currency	Exposure subject to exchange variations	(11,347)	(164,807)	(305,127)	(3,742)	(93,553)	(187,106)	(11,171)	(279,274)	(558,549)
Equities	Exposure subject to variation in stock prices	(19,079)	(469,601)	(934,884)	(17,078)	(426,958)	(853,915)	(19,096)	(477,394)	(954,788)
Sovereign/ Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(1,115)	(44,355)	(87,136)	(1,032)	(39,215)	(74,808)	(1,989)	(27,072)	(54,338)
Other	Exposure not classified in previous definitions	(82)	(2,056)	(4,112)	(62)	(1,560)	(3,120)	(66)	(1,644)	(3,288)
Total excluding correlation of risk factors		(65,656)	(4,770,334)	(9,004,348)	(55,140)	(5,144,617)	(9,751,332)	(50,517)	(3,816,417)	(7,211,880)
Total including correlation of risk factors		(36,642)	(3,712,361)	(6,979,548)	(32,238)	(4,049,217)	(7,654,738)	(31,594)	(2,773,835)	(5,210,427)

(1)  Amounts net of tax.

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Notes to the Consolidated Financial Statements

The sensitivity analysis of the Trading Portfolio, which represents exposures that may have a material impact on the Organization’s results, is presented below. Note that results show the impact for each scenario on a static portfolio position. The market dynamism results in continuous changes in these positions and does not necessarily reflect the current position. Moreover, as previously mentioned, the Organization has an ongoing process of market risk management, which constantly looks for market dynamism to mitigate related risks according to the strategy determined by Senior Management. Therefore, in cases of deterioration indicators in a certain position, proactive measures are taken to minimize any potential negative impact, aimed at maximizing the risk/return ratio for the Organization.

Sensitivity Analysis - Trading Portfolio

		R$ thousand
		Trading portfolio (1)
		2012						2011
		December 31			September 30			December 31
		1	2	3	1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(1,596)	(300,144)	(577,467)	(3,947)	(759,846)	(1,485,438)	(750)	(186,845)	(361,825)
Price indexes	Exposure subject to variations in price index coupon rates	(2,864)	(256,727)	(489,707)	(2,505)	(242,361)	(461,637)	(2,258)	(292,015)	(560,960)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(649)	(55,701)	(104,875)	(735)	(66,978)	(125,370)	(596)	(54,802)	(106,992)
Foreign currency	Exposure subject to exchange variations	(12,312)	(216,083)	(418,084)	(6,960)	(174,006)	(348,012)	(10,255)	(256,370)	(512,739)
Equities	Exposure subject to variation in stock prices	(1,537)	(31,882)	(60,427)	(1,039)	(25,980)	(51,961)	(3,940)	(98,511)	(197,023)
Sovereign/ Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(1,001)	(41,733)	(81,194)	(1,124)	(39,529)	(74,873)	(1,985)	(25,277)	(50,144)
Other	Exposure not classified in previous definitions	(49)	(1,232)	(2,464)	(26)	(658)	(1,317)	-	(16)	(32)
Total excluding correlation of risk factors		(20,008)	(903,502)	(1,734,218)	(16,336)	(1,309,358)	(2,548,608)	(19,784)	(913,836)	(1,789,715)
Total including correlation of risk factors		(13,585)	(580,483)	(1,111,507)	(9,433)	(949,418)	(1,846,745)	(13,270)	(512,229)	(995,375)

(1)  Amounts net of tax.

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Notes to the Consolidated Financial Statements

Sensitivity analyses were carried out based on scenarios prepared for the respective dates, always considering market data at the time and scenarios that would adversely affect our positions, according to the examples below:

Scenario 1:    Based on market information (BM&FBOVESPA, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1% variation on prices. For example, in the scenario applied to positions on December 31, 2012, the Real/Dollar exchange rate was R$2.06. The rate applied on the positions on December 31, 2012 was 7.15% p.a. for the 1-year fixed interest rate scenario,

Scenario 2:    25% stresses were determined based on market information. For instance, in the scenario applied to positions on December 31, 2012, the Real/Dollar exchange rate was R$2.55. For the interest rate scenario, the 1-year fixed interest rate applied to positions on December 31, 2012 was 8.92% p.a. Scenarios for other risk factors also represented a 25% stress on the respective curves or prices, and

Scenario 3:    50% stresses were determined based on market information. For instance, in the scenario applied to positions on December 31, 2012, the Real/Dollar exchange rate was R$3.06. For the interest rate scenario, the 1-year fixed interest rate applied to positions on December 31, 2012 was 10.71% p.a. Scenarios for other risk factors also represented a 50% stress on the respective curves or prices.

Liquidity Risk

Liquidity Risk is represented by the possibility of the institution not being able to efficiently meet its obligations, without affecting its daily operations and incurring significant losses, as well as the possibility of the institution not being able to trade a position at market price due to its high amount when compared to the usually traded volume or due to some market discontinuation.

One of the objectives of the Organization’s Policy on Market and Liquidity Risk Management, approved by the Board of Directors, is to lay down the rules, criteria and procedures that guarantee the establishment of the Minimum Liquidity Reserve (RML) for the Organization, as well as the strategy and action plans for liquidity crisis situations. As part of the criteria and procedures approved, the Organization also establishes a minimum liquidity reserve to be recorded daily and the types of assets eligible for making up the resources available. Moreover, instruments for managing liquidity in a normal scenario and in a crisis scenario and the strategies to be implemented in each case are established.

The liquidity risk is managed in a corporate and centralized manner, by daily monitoring of the composition of available resources, compliance with the minimum level of liquidity and contingency plans for stress situations.

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Notes to the Consolidated Financial Statements

The statement of financial position by maturity is as follows:

	R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Maturity not stated	Total
Assets
Current and long-term assets	494,788,814	98,645,559	50,463,426	220,381,551	-	864,279,350
Funds available	12,077,018	-	-	-	-	12,077,018
Interbank investments (2)	125,079,064	23,328,721	2,543,044	861,938	-	151,812,767
Securities and derivative financial instruments (1) (2)	242,015,443	4,341,959	2,403,997	66,725,666	-	315,487,065
Interbank and interdepartmental accounts	49,206,267	-	-	555,758	-	49,762,025
Loan and leasing	27,152,815	61,168,441	40,225,337	118,929,653	-	247,476,246
Other receivables and assets	39,258,207	9,806,438	5,291,048	33,308,536	-	87,664,229
Permanent assets	338,337	1,572,089	1,288,504	8,939,761	2,674,137	14,812,828
Investments	-	-	-	-	1,864,841	1,864,841
Premises and equipment and leased assets	59,466	297,329	356,795	3,562,986	401,282	4,677,858
Intangible assets	278,871	1,274,760	931,709	5,376,775	408,014	8,270,129
Total on December 31 2012	495,127,151	100,217,648	51,751,930	229,321,312	2,674,137	879,092,178
Total on September 30, 2012	451,934,025	126,694,637	60,743,634	213,044,463	3,871,224	856,287,983
Total on December 31, 2011	400,328,354	115,106,550	56,054,872	186,108,415	3,934,361	761,532,552

Liabilities
Current and long-term liabilities	450,304,982	99,715,386	41,417,556	216,360,954	-	807,798,878
Deposits (3)	123,390,103	14,471,251	10,056,240	63,939,930	-	211,857,524
Federal funds purchased and securities sold under agreements to repurchase (2)	175,012,184	52,893,062	7,416,707	20,269,199	-	255,591,152
Funds from issuance of securities	3,452,154	14,657,061	12,110,263	21,139,829	-	51,359,307
Interbank and interdepartmental accounts	5,667,229	-	-	-	-	5,667,229
Borrowing and onlending	3,008,046	9,932,753	6,670,907	24,574,451	-	44,186,157
Derivative financial instruments	2,741,786	182,250	202,157	875,062	-	4,001,255
Technical reserves for insurance, pension plans and capitalization bonds (3)	94,853,584	3,294,587	1,192,087	24,877,162	-	124,217,420
Other liabilities:
- Subordinated debts	195,661	549,640	1,396,680	32,709,733	-	34,851,714
- Other	41,984,235	3,734,782	2,372,515	27,975,588	-	76,067,120
Deferred income	657,647	-	-	-	-	657,647
Non-controlling interests in subsidiaries	-	-	-	-	588,194	588,194
Shareholders’ equity	-	-	-	-	70,047,459	70,047,459
Total on December 31, 2012	450,962,629	99,715,386	41,417,556	216,360,954	70,635,653	879,092,178
Total on September 30, 2012	430,803,103	87,564,487	47,337,473	223,949,769	66,633,151	856,287,983
Total on December 31, 2011	375,801,525	50,225,021	41,655,910	237,653,174	56,196,922	761,532,552
Net assets on December 31, 2012 YTD	44,164,522	44,666,784	55,001,158	67,961,516	-	-
Net assets on September 30, 2012 YTD	21,130,922	60,261,072	73,667,233	62,761,927	-	-
Net assets on December 31, 2011 YTD	24,526,829	89,408,358	103,807,320	52,262,561	-	-

(1)    Investments in investment funds are classified as 1 to 30 days,

(2)    Repurchase agreements are classified according to the maturity of the operation, and

(3)    Demand and savings deposits and technical reserves for insurance, pension plans and capitalization bonds comprising VGBL and PGBL products are classified as 1 to 30 days, without considering average historical turnover.

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Notes to the Consolidated Financial Statements

Operational Risk

Operational risk is represented by losses from internal processes, personnel and inadequate systems or failures and external events. This definition includes legal risk, but excludes Strategy and Reputation Risk.

Operational risk management is essential to generate added value. Risk is controlled centrally through identification, measurement, mitigation plans and monitoring, on a consolidated basis and for each of the Organization’s companies.

Among plans to mitigate operational risk, the most important is business continuity management, which consists of formal plans to be adopted during moments of crisis to guarantee the recovery and continuation of business as well as preventing loss.

Capital Management

The capital management process is performed to provide the conditions necessary to meet the Organization’s strategic objectives, considering the economic and commercial environment in which it operates. This process is compatible with the nature of operations, complexity of service and products and extent of the Organization's exposure to risks.

Under Bacen regulations, financial institutions are required to permanently maintain capital (Reference Shareholders’ Equity) consistent with the risks of their activities, represented by Required Reference Shareholders’ Equity (PRE). The PRE calculation considers, at least, the sum of credit risk, market risk and operating risk.

Adjusting to Reference Shareholders' Equity is done daily and aims to ensure that the Organization has a solid capital base to support development of activities and cope with risk, either in normal or in extreme market conditions, as well as meeting capital regulatory requirements.

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Notes to the Consolidated Financial Statements

The Capital Adequacy Ratio is shown below:

Calculation basis - Capital Adequacy Ratio	R$ thousand
	2012				2011
	December 31		September 30		December 31
	Financial	Economic-financial	Financial	Economic-financial	Financial	Economic-financial
Shareholders’ equity	70,047,459	70,047,459	66,047,078	66,047,078	55,581,664	55,581,664
Reduction of deferred assets - CMN Resolution 3444/07	(120,784)	(211,584)	(130,667)	(218,299)	(167,521)	(248,103)
Decrease in gains/losses of mark-to-market adjustments in available for sale and derivatives - CMN Resolution 3444/07	(4,228,707)	(4,228,707)	(2,150,068)	(2,150,068)	2,765,034	2,765,034
Non-controlling interests/other	189,066	588,194	186,345	586,073	186,035	615,258
Reference shareholders’ equity - Tier I	65,887,034	66,195,362	63,952,688	64,264,784	58,365,212	58,713,853
Total of gains/losses of adjustments to market value in available for sale and derivatives - CMN Resolution 3444/07	4,228,707	4,228,707	2,150,068	2,150,068	(2,765,034)	(2,765,034)
Subordinated debt/other	26,637,742	26,637,742	24,842,348	24,842,348	15,630,207	15,630,207
Reference shareholders’ equity - Tier II	30,866,449	30,866,449	26,992,416	26,992,416	12,865,173	12,865,173
Total reference shareholders’ equity (Tier I + Tier II)	96,753,483	97,061,811	90,945,104	91,257,200	71,230,385	71,579,026
Deduction of instruments for funding - CMN Resolution 3444/07	(128,153)	(128,153)	(108,080)	(108,080)	(103,484)	(103,484)
Reference shareholders’ equity (a)	96,625,330	96,933,658	90,837,024	91,149,120	71,126,901	71,475,542
Capital allocation (by risk)
- Credit risk	55,944,947	55,344,916	55,221,654	54,212,999	48,139,653	47,421,690
- Market risk	7,238,821	7,280,700	5,206,827	5,206,827	1,926,942	1,926,942
- Operational risk	2,543,272	3,431,636	2,543,272	3,431,636	2,004,421	2,810,237
Required reference shareholders’ equity (b)	65,727,040	66,057,252	62,971,753	62,851,462	52,071,016	52,158,869
Margin (a-b)	30,898,290	30,876,406	27,865,271	28,297,658	19,055,885	19,316,673
Risk-weighted assets (c)	597,518,554	600,520,477	572,470,483	571,376,930	473,372,870	474,171,536
Capital adequacy ratio (a/c)	16.17%	16.14%	15.87%	15.95%	15.03%	15.07%

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Notes to the Consolidated Financial Statements

b)      Market value

The book value, net of loss provisions on the main financial instruments is shown below:

Portfolio	R$ thousand
	Unrealized gain/(loss) without tax effects
	Book value	Market value	In income statement			In shareholders’ equity
	2012		2012		2011	2012		2011
	December 31		December 31	September 30	December 31	December 31	September 30	December 31
Securities and derivative financial instruments (Notes 3e, 3f and 8)	315,487,065	318,106,021	12,530,549	8,887,562	3,108,953	2,618,956	2,484,697	4,896,941
- Adjustment of available-for-sale securities (Note 8 cII)			9,911,593	6,402,865	(1,787,988)	-	-	-
- Adjustment of held-to-maturity securities (Note 8d item 6)			2,618,956	2,484,697	4,896,941	2,618,956	2,484,697	4,896,941
Loan and leasing (Notes 2, 3g and 10) (1)	290,960,348	292,631,115	1,670,767	1,494,293	(69,970)	1,670,767	1,494,293	(69,970)
Investments (Notes 3j and 13) (2)	1,864,841	13,907,107	12,042,266	11,852,205	8,355,548	12,042,266	11,852,205	8,355,548
Treasury shares (Note 23d)	197,301	257,784	-	-	-	60,483	28,933	17,129
Time deposits (Notes 3n and 16a)	104,021,595	103,828,194	193,401	195,394	208,692	193,401	195,394	208,692
Funds from issuance of securities (Note 16c)	51,359,307	51,553,385	(194,078)	(223,148)	(249,572)	(194,078)	(223,148)	(249,572)
Borrowing and onlending (Notes 17a and 17b)	44,186,157	44,051,653	134,504	81,561	63,500	134,504	81,561	63,500
Subordinated debts (Note 19)	34,851,714	36,349,149	(1,497,435)	(1,191,479)	(799,333)	(1,497,435)	(1,191,479)	(799,333)
Unrealized gains excluding tax			24,879,974	21,096,388	10,617,818	15,028,864	14,722,456	12,422,935

(1)  Includes advances on foreign exchange contracts, leases and other receivables with lending characteristics, and

(2)  Primarily includes the surplus of interest in subsidiaries and affiliates (Cielo, Odontoprev and Fleury) and other investments (BM&FBOVESPA).

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Notes to the Consolidated Financial Statements

Determination of the market value of financial instruments:

•   Securities and derivative financial instruments, investments, subordinated debts and treasury shares are based on the market price at the reporting date. If no quoted market price is available, estimate amounts are based on the dealer quotations, pricing models, quotation models or quotations for instruments with similar characteristics,

•   Fixed rate loans were determined by discounting estimated cash flows, using interest rates applied by the Bradesco Organization for new contracts with similar features. These rates are consistent with the market at the reporting date, and

•   Time deposits, funds from issuance of securities, borrowing and onlending were calculated by discounting the difference between the cash flows under the contract terms and the prevailing market rates at the reporting date.

33)    EMPLOYEE BENEFITS

Bradesco and its subsidiaries sponsor a unrestricted benefit pension plan (PGBL) for employees and directors which is a private defined contribution pension plan that allows financial resources to be accumulated by participants throughout their careers by means of employee and employer contributions and being invested in an Exclusive Investment Fund (FIE).

The PGBL is managed by Bradesco Vida e Previdência S.A. and BRAM - Bradesco Asset Management S.A. The Securities Dealer Company (DTVM) is responsible for the financial management of FIE.

Contributions made by employees and directors of Bradesco and its subsidiaries are for the equivalent of at least 4% of their salary, except for participants who chose to migrate from the defined benefit plan to a defined contribution plan (PGBL) in 2001, whose contributions to the PGBL were maintained at the levels that prevailed for the defined benefit plan when they migrated, always respecting the 4% minimum.

Actuarial obligations of the defined contribution plan (PGBL) are fully covered by the plan assets of the corresponding FIE.

In addition to the aforementioned plan (PGBL), participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in the plan. For participants of the defined benefit plan, whether they migrated to the PGBL plan or not, for retirees and pensioners, the present value of the actuarial plan obligation is fully covered by the plan assets.

Banco Alvorada S.A. (successor from the of Banco Baneb S.A.) maintains defined contribution and defined benefit retirement plans, through Fundação Baneb de Seguridade Social - Bases (related to the former employees of Baneb).

Banco Bradesco BBI S.A. (formally Banco BEM S.A.) sponsor both defined benefit and defined contribution retirement plans, through Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão (Capof).

Alvorada Cartões, Crédito, Financiamento e Investimento S.A. (Alvorada CCFI) (merging company of Banco BEC S.A.) sponsors a defined benefit plan through Caixa de Previdência Privada do Bando do Estado do Ceará - Cabec.

In 2012, the Complementary Social Security Council of Brazil (CNPC) issued the Resolution 9/12, which established the maximum real interest rate admitted in the actuarial benefit plan projections to be used as discount rate to calculate the present value of the contribution and benefit flows, taking into account a gradual annual reduction of 0.25%, from 6% p.a. in 2012 to 4.5% p.a. in 2018. On December 31, 2012, our retirement plans (Bases, Capof and Cabec) used the real interest rate that ranges from 5% to 5.5% p.a., considering the features of each plan.

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On December 31, 2012, according to CPC 33 – Employee Benefit, as approved by CVM Resolution 600/09, Bradesco and its subsidiaries, as sponsors of these plans, taking into consideration the economic and actuarial study, recalculated their actuarial commitments using a real interest rate that reflects the new real interest rate scenario, recognizing their obligations in the financial statements.

Below are the assumptions adopted by the independent actuary in the actuarial assessment of the Company’s plans, based on CPC 33:

Risk factors	December 31
	2012	2011
Nominal discount rate	8.68% p.a.	10.51% p.a.
Minimum nominal return rate expected from assets	8.68% p.a.	10.51% p.a.
Nominal rate of future salary increase	4.50% p.a.	7.63% p.a.
Nominal rate of increase in social security and plans' benefits	4.50% p.a.	4.50% p.a.
Inflation rate	4.50% p.a.	4.50% p.a.
Biometric table - mortality	AT2000	AT83
Biometric table - disability	By Plan	“Mercer” Table
Expected turnover rate	-	0.30/(Length of service + 1)
Retirement probability	100% at the first time the person is entitled to receive a benefit from the plan	100% at the first time the person is entitled to receive a benefit from the plan

Based on the assumptions above and according to CPC 33, the present value of actuarial liabilities of the benefit plans and its assets to cover these obligations, on December 31, 2012, represented: (i) the plan’s net assets amounting to R$1,137,588 thousand (December 31, 2011 – R$1,032,853 thousand); (ii) actuarial liabilities amounting to R$1,389,605 thousand (December 31, 2011 – R$999,483 thousand); and (iii) deficiency amounting to R$252,017 thousand (December 31, 2011 – surplus of R$33,370 thousand).

The assets of pension plans are invested in compliance with the applicable legislation (government securities and private securities, listed company shares and real estate properties).

Bradesco’s foreign branches and subsidiaries provide their employees and directors with a pension plan in accordance with standards set locally by the authorities so accumulating funds throughout the participant’s career.

Expenses relating to contributions made in 2012 totaled R$590,907 thousand (R$566,724 thousand in 2011) and R$181,159 thousand in the fourth quarter of 2012 (R$146,488 thousand in the third quarter of 2012).

In addition to this benefit, Bradesco and its subsidiaries offer their employees and management other benefits including: health insurance, dental care, life and personal accident insurance, as well as professional training, whose expenses, including the aforementioned contributions, amounted to R$2,655,686 thousand in 2012 (R$2,439,405 thousand in 2011) and R$715,913 thousand in the fourth quarter of 2012 (R$674,728 thousand in the third quarter of 2012).

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34)  INCOME TAX AND SOCIAL CONTRIBUTION

a)   Calculation of income tax and social contribution charges

	R$ thousand
	2012			2011
	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD
Income before income tax and social contribution	2,585,073	4,254,891	14,334,815	14,633,330
Total income tax and social contribution at rates of 25% and 15%, respectively (1)	(1,034,029)	(1,701,956)	(5,733,926)	(5,853,332)
Effect on the tax calculation:
Equity in the earnings (losses) of unconsolidated companies	17,913	17,836	59,260	57,527
Non-deductible expenses, net of non-taxable income	(130,051)	(150,893)	(501,058)	(428,666)
Tax credits recorded from previous periods (2)	1,464,112	-	1,465,377	-
Interest on shareholders’ equity (3)	318,972	314,775	1,304,523	1,173,595
Other amounts (4)	(315,182)	148,017	519,758	1,585,248
Income tax and social contribution for the period	321,735	(1,372,221)	(2,886,066)	(3,465,628)

(1)  The social contribution rate for companies of the financial and insurance sectors was increased to 15%, according to Law 11727/08, remaining at 9% for other companies (Note 3h);

(2)  Basically refers to the recording of Banco Berj S.A.’s tax credit, which, after compliance with all regulatory aspects and consequent capital stock increase, started to show effective realization perspectives;

(3)  Includes paid and payable interest on shareholders’ equity; and

(4)  Primarily includes the exchange variation on investments made abroad and bringing the effective social contribution rate to the 40% rate.

b)   Breakdown of income tax and social contribution in the income statement

	R$ thousand
	2012			2011
	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD
Current taxes:
Income tax and social contribution payable	(639,939)	(1,841,419)	(6,934,713)	(6,296,298)
Deferred taxes:
Amount recorded/realized in the period on temporary additions	(606,938)	574,874	2,651,565	3,056,727
Use of opening balances of:
Social contribution loss	(61,528)	(48,073)	(152,120)	(122,576)
Income tax loss	(62,206)	(11,149)	(179,008)	(268,459)
Tax credit recorded from previous periods:
Social contribution loss	545,427	-	545,699	-
Income tax loss	705,792	-	706,287	-
Temporary additions	212,893	-	213,391	-
Recording/utilization in the period on:
Social contribution loss	139,576	(35,378)	151,626	147,875
Income tax loss	88,658	(11,076)	111,207	17,103
Total deferred taxes	961,674	469,198	4,048,647	2,830,670
Income tax and social contribution for the period	321,735	(1,372,221)	(2,886,066)	(3,465,628)

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c)   Deferred income tax and social contribution

	R$ thousand
	Balance on 12.31.2011	Amount recorded	Amount realized	Balance on 12.31.2012	Balance on 9.30.2012
Allowance for loan losses	10,983,555	6,426,802	5,234,722	12,175,635	12,510,637
Civil provisions	1,284,877	443,392	255,218	1,473,051	1,400,549
Tax provisions	4,087,345	964,709	98,985	4,953,069	4,693,617
Labor provisions	915,778	369,685	298,069	987,394	972,201
Provision for devaluation of securities and investments	406,068	11,932	6,601	411,399	415,282
Provision for devaluation of foreclosed assets	93,539	226,775	134,372	185,942	119,738
Adjustment to market value of trading securities	16,195	1,210	2,333	15,072	12,612
Amortization of goodwill	411,617	23,372	78,152	356,837	353,806
Provision for interest on shareholders’ equity (1)	-	-	-	-	593,297
Other	1,191,621	1,115,097	609,566	1,697,152	1,577,857
Total deductible taxes on temporary differences	19,390,595	9,582,974	6,718,018	22,255,551	22,649,596
Income tax and social contribution losses in Brazil and abroad	513,396	1,514,819	331,128	1,697,087	341,368
Subtotal (2)	19,903,991	11,097,793	7,049,146	23,952,638	22,990,964
Adjustment to fair value of available-for-sale securities (2)	841,421	56,424	788,399	109,446	398,814
Social contribution - Provisional Measure 2158-35/01	144,643	-	3,801	140,842	140,842
Total deferred tax assets (Note 11b)	20,890,055	11,154,217	7,841,346	24,202,926	23,530,620
Deferred tax liabilities (Note 34f)	4,824,991	4,039,156	867,865	7,996,282	7,276,170
Deferred tax assets, net of deferred tax liabilities	16,065,064	7,115,061	6,973,481	16,206,644	16,254,450
- Percentage of net deferred tax assets on reference shareholders’ equity (Note 32a)	22.5%			16.7%	17.8%
- Percentage of net deferred tax assets over total assets	2.1%			1.8%	1.9%

(1)  Deferred taxes on interest on shareholders’ equity is recorded up to the authorized tax limit; and

(2)  Deferred taxes from companies in the financial and insurance sectors were recorded considering the increase in the social contribution rate, established by Law 11727/08 (Note 3h).

d)   Expected realization of deferred tax assets on temporary differences, income tax and social contribution losses and deductible social contribution - Provisional Measure 2158-35

	R$ thousand
	Temporary differences		Income tax and social contribution losses		Social contribution 2158-35	Total
	Income tax	Social contribution	Income tax	Social contribution
2013	4,112,545	2,424,814	246,075	192,278	54,876	7,030,588
2014	4,076,573	2,394,492	305,204	278,554	85,966	7,140,789
2015	3,882,375	2,268,041	196,003	168,713	-	6,515,132
2016	637,494	359,749	32,787	77,708	-	1,107,738
2017	1,382,581	716,887	127,921	71,844	-	2,299,233
Total	14,091,568	8,163,983	907,990	789,097	140,842	24,093,480

The projected realization of deferred tax assets is an estimate and it is not directly related to the expected accounting income.

The present value of deferred tax assets, calculated based on the average funding rate, net of tax effects, amounts to R$22,846,106 thousand (R$22,080,701 thousand on September 30, 2012 and R$18,678,666 thousand on December 31, 2011), of which R$21,104,063 thousand (R$21,633,221 thousand on September 30, 2012 and R$18,084,944 thousand on December 31, 2011) refers to temporary differences, R$1,605,688 thousand (R$316,968 thousand on September 30, 2012 and R$464,757 thousand on December 31, 2011) to income tax and social contribution losses and R$136,355 thousand (R$130,512 thousand on September 30, 2012 and R$128,965 thousand on December 31, 2011) of social contribution tax credit, pursuant to Provisional Measure 2158-35.

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Notes to the Consolidated Financial Statements

e)   Unrecognized deferred tax assets

On December 31, 2012, deferred tax assets of R$1,958 thousand (R$1,466,070 thousand on September 30, 2012 and R$1,467,335 thousand on December 31, 2011) has not been recorded in the financial statements, and will be recorded when they meet with regulatory demands and/or present the probable prospects to be realized according to studies and analyses prepared by the Management and in accordance with Bacen regulations.

f)    Deferred tax liabilities

	R$ thousand
	2012		2011
	December 31	September 30	December 31
Mark-to-market adjustment of derivative financial instruments	4,267,397	3,299,822	458,702
Difference in depreciation	2,390,590	2,648,338	3,416,414
Judicial deposit and others	1,338,295	1,328,010	949,875
Total	7,996,282	7,276,170	4,824,991

The deferred tax liabilities of companies in the financial and insurance sector were established considering the increased social contribution rate, established by Law 11727/08 (Note 3h).

35)    OTHER INFORMATION

a)   The Organization manages investment funds and portfolios with net assets of R$441,831,211 thousand as at December 31, 2012 (R$404,442,213 thousand on September 30, 2012 and R$335,369,994 thousand on December 31, 2011).

b)   Consortia funds

	R$ thousand
	2012		2011
	December 31	September 30	December 31
Monthly estimate of funds receivable from consortium members	296,347	284,353	268,905
Contributions payable by the group	15,224,883	14,863,508	14,508,961
Consortium members - assets to be included	13,580,081	13,287,433	12,995,441
Credits available to consortium members	3,315,241	3,195,231	3,028,339

	In units
	2012		2011
	December 31	September 30	December 31
Number of groups managed	2,859	2,772	2,636
Number of active consortium members	736,202	706,752	559,968
Number of assets to be included	188,675	189,141	123,936

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Notes to the Consolidated Financial Statements

c)   In the fourth quarter of 2012, Bacen amended and redefined the regulations relating to reserve requirement on funds repayable for short exchange position and on demand and in installments, with the purpose of making flexible the compulsory collection and reducing financial intermediation costs. It showed the following effects:

Description	Previous regulation	Current regulation
Reserve requirement on funds repayable in installments	Acquisitions of financial institutions with Reference Shareholders’ Equity below R$2.2 billion could be deducted from reserve requirement.	Acquisitions of financial institutions with Reference Shareholders’ Equity below R$3.5 billion can now be deducted from reserve requirement.
Reserve requirement on short exchange position	The base was calculated and US$1 billion was reduced.	The base is calculated and US$3 billion is reduced.
Reserve requirement on funds payable on demand	This type of deduction was not allowed.	It allows the deduction of up to 20% on the reserve requirement if loan operations are carried out, as per Federal Government’s Resolution 4170/12 to BNDES and FINEP.

d)   As part of the convergence process with international accounting standards, the Brazilian Accounting Pronouncements Committee (CPC) issued certain accounting pronouncements, their interpretations and orientations, which are applicable to financial institutions only after approval by CMN.

The accounting standards which have been approved by CMN include the following:

•       Resolution 3566/08 - Impairment of Assets (CPC 01),

•       Resolution 3604/08 - Statement of Cash Flows (CPC 03),

•       Resolution 3750/09 - Related Party Disclosures (CPC 05),

•       Resolution 3823/09 - Provisions, Contingent Liabilities and Contingent Assets (CPC 25),

•       Resolution 3973/11 - Subsequent Events (CPC 24),

•       Resolution 3989/11 - Share-based Payment (CPC 10),

•       Resolution 4007/11 - Accounting Policies, Changes in Accounting Estimates and Errors (CPC 23), and

•       Resolution 4144/12 - Framework (R1).

Presently, it is not possible to estimate when the CMN will approve the other CPC pronouncements or if they will be used prospectively or retrospectively.

CMN Resolution 3786/09 and Bacen Circular Letters 3472/09 and 3516/10 establishes that financial institutions and other entities authorized by Bacen to operate, which are publicly-held companies or which are required to establish an Audit Committee shall, as from December 31, 2010, annually prepare and publish their consolidated financial statements in up to 90 days from the reference date December 31, prepared under the International Financial Reporting Standards (IFRS), in compliance with standards issued by the International Accounting Standards Board (IASB).

As required by CMN Resolution, on March 30, 2012, Bradesco published its consolidated financial statements on its website for December 31, 2011 and 2010, in accordance with IFRS standards. According to Management, reconciliations between net income and shareholders’ equity as of December 31, 2012 are consistent with the current business scenario.

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 Management Bodies

Reference Date: January 11, 2013

Board of Directors	Department Directors (continued)	Audit Committee
	Fernando Roncolato Pinho	Carlos Alberto Rodrigues Guilherme - Coordinator
Chairman	Frederico William Wolf	José Lucas Ferreira de Melo
Lázaro de Mello Brandão	Glaucimar Peticov	Romulo Nagib Lasmar
	Guilherme Muller Leal	Osvaldo Watanabe
Vice-Chairman	João Albino Winkelmann
Antônio Bornia	João Carlos Gomes da Silva	Compliance and Internal Control Committee
	Joel Antonio Scalabrini	Mário da Silveira Teixeira Júnior - Coordinator
Members	Jorge Pohlmann Nasser	Carlos Alberto Rodrigues Guilherme
Mário da Silveira Teixeira Júnior	José Luis Elias	Milton Matsumoto
João Aguiar Alvarez	José Luiz Rodrigues Bueno	Julio Siqueira Carvalho de Araújo
Denise Aguiar Alvarez	José Ramos Rocha Neto	Domingos Figueiredo de Abreu
Luiz Carlos Trabuco Cappi	Júlio Alves Marques	Marco Antonio Rossi
Carlos Alberto Rodrigues Guilherme	Laércio Carlos de Araújo Filho	Alexandre da Silva Glüher
Milton Matsumoto	Layette Lamartine Azevedo Júnior	Clayton Camacho
Ricardo Espírito Santo Silva Salgado	Lúcio Rideki Takahama	Frederico William Wolf
Board of Executive Officers	Luiz Alves dos Santos	Roberto Sobral Hollander
	Luiz Carlos Brandão Cavalcanti Junior	Rogério Pedro Câmara
Marcos Aparecido Galende
Executive Officers	Marcos Bader	Executive Disclosure Committee
	Marcos Daré	Luiz Carlos Angelotti - Coordinator
Chief Executive Officer	Marlene Morán Millan	Julio de Siqueira Carvalho de Araujo
Luiz Carlos Trabuco Cappi	Nobuo Yamazaki	Domingos Figueiredo de Abreu
	Octavio Manoel Rodrigues de Barros	Marco Antonio Rossi
Executive Vice-Presidents	Paulo Aparecido dos Santos	Alexandre da Silva Glüher
Julio de Siqueira Carvalho de Araujo	Paulo Faustino da Costa	Moacir Nachbar Junior
Domingos Figueiredo de Abreu	Roberto Sobral Hollander	Antonio José da Barbara
José Alcides Munhoz	Rogério Pedro Câmara	Marcos Aparecido Galende
Aurélio Conrado Boni	Waldemar Ruggiero Júnior	Paulo Faustino da Costa
Sérgio Alexandre Figueiredo Clemente	Walkiria Schirrmeister Marquetti	Haydewaldo R, Chamberlain da Costa
Marco Antonio Rossi		Marcelo Santos Dall’Occo
Directors
Managing Directors	Antonio Chinellato Neto	Ethical Conduct Committee
Maurício Machado de Minas	Cláudio Borges Cassemiro	Milton Matsumoto - Coordinator
Alexandre da Silva Glüher	João Sabino	Carlos Alberto Rodrigues Guilherme
Alfredo Antônio Lima de Menezes	Osmar Roncolato Pinho	Julio de Siqueira Carvalho de Araujo
André Rodrigues Cano	Paulo Manuel Taveira de Oliveira Ferreira	Domingos Figueiredo de Abreu
Josué Augusto Pancini	Roberto de Jesus Paris	Marco Antonio Rossi
Luiz Carlos Angelotti	Vinicius José de Almeida Albernaz	Alexandre da Silva Glüher
Marcelo de Araújo Noronha		André Rodrigues Cano
Nilton Pelegrino Nogueira		Josué Augusto Pancini
	Regional Officers	Clayton Camacho
Deputy Directors	Alex Silva Braga	Frederico William Wolf
Altair Antônio de Souza	Almir Rocha	Glaucimar Peticov
André Marcelo da Silva Prado	Antonio Gualberto Diniz	José Luiz Rodrigues Bueno
Denise Pauli Pavarina	Antonio Piovesan	Júlio Alves Marques
Luiz Fernando Peres	Carlos Alberto Alástico	Rogério Pedro Câmara
Moacir Nachbar Junior	Delvair Fidêncio de Lima
Octávio de Lazari Júnior	Francisco Aquilino Pontes Gadelha	Integrated Risk Management and Capital Allocation Committee
	Francisco Assis da Silveira Junior	Julio de Siqueira Carvalho de Araujo - Coordinator
Department Directors	Geraldo Dias Pacheco	Domingos Figueiredo de Abreu
Adineu Santesso	João Alexandre Silva	José Alcides Munhoz
Amilton Nieto	José Sergio Bordin	Aurélio Conrado Boni
André Bernardino da Cruz Filho	Leandro José Diniz	Sérgio Alexandre Figueiredo Clemente
Antonio Carlos Melhado	Luis Carlos Furquim Vermieiro	Marco Antonio Rossi
Antonio de Jesus Mendes	Mauricio Gomes Maciel	Alexandre da Silva Glüher
Antonio José da Barbara	Volnei Wulff	Alfredo Antônio Lima de Menezes
Arnaldo Nissental	Wilson Reginaldo Martins	Luiz Carlos Angelotti
Aurélio Guido Pagani		Antonio de Jesus Mendes
Cassiano Ricardo Scarpelli	Compensation Committee	Roberto Sobral Hollander
Clayton Camacho	Lázaro de Mello Brandão - Coordinator
Diaulas Morize Vieira Marcondes Junior	Antônio Bornia	Fiscal Council
Douglas Tevis Francisco	Mário da Silveira Teixeira Júnior	Sitting Members
Edilson Wiggers	Luiz Carlos Trabuco Cappi	Domingos Aparecido Maia - Coordinator
Eurico Ramos Fabri	Carlos Alberto Rodrigues Guilherme	Nelson Lopes de Oliveira
Fernando Antônio Tenório	Milton Matsumoto	Ricardo Abecassis Espírito Santo Silva
	Sérgio Nonato Rodrigues	Deputy Members
João Batistela Biazon
Jorge Tadeu Pinto de Figueiredo
Renaud Roberto Teixeira
General Accounting Department
Marcos Aparecido Galende
Accountant-CRC 1SP201309/O-6		Ombudsman Department
Júlio Alves Marques - Ombudsman

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Independent Auditors’ Report on the Consolidated Financial Statements

To the Board of Directors and Shareholders

Banco Bradesco S.A.

Osasco – SP

We have audited the accompanying consolidated financial statements of Banco Bradesco S.A. (“Bradesco”), which comprise the consolidated statement of financial position as at December 31, 2012, the consolidated statement of income, changes in equity and cash flows for the year then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Bradesco’s Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank and for such internal control as management determines is necessary to enable the preparation of the financial statements that are free from material misstatement, whether due to fraud or error.

Independent Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Brazilian and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal controls relevant to the Bradesco’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bradesco’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements taken as a whole.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements, mentioned above, present fairly, in all material respects, the consolidated financial position of Bradesco, as at December 31, 2012, and of its consolidated financial performance and its cash flows for the year then ended in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank.

Other matters

Consolidated statement of value added

We have also audited the consolidated statement of value added (DVA), preparation of which is the responsibility of the Banco Bradesco S.A‟s Management, for the year ended December 31, 2012, submission of which is required by publicly-held companies under Brazilian Corporate Law. The aforementioned statement was subject to the same auditing procedures described above and, in our opinion, are fairly presented, in all material respects, in relation to the financial statements taken as a whole.

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Independent Auditors’ Report on the Consolidated Financial Statements

Review of corresponding amounts for the third and fourth quarters of 2012

The consolidated balance sheet information as of September 30, 2012 and the related consolidated statements of income, cash flows and value added for the third and fourth quarters of 2012 and the statement of changes in shareholders‟ equity for the fourth quarter of 2012, which are presented herein by the Bradesco‟s Management as supplemental information, were reviewed by us, on which we issued reports that did not contain any modifications dated October 19, 2012 with reference to September 30, 2012 and the third quarter of 2012, and January 25, 2013 with reference to the fourth quarter of 2012.

Osasco, January 25, 2013

Original report in Portuguese signed by

KPMG Auditores Independentes

CRC 2SP014428/O-6

Cláudio Rogélio Sertório

Accountant CRC 1SP212059/O-0

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Summary of the Audit Committee’s Report

Corporate Governance and Related Responsibilities

The Board of Directors of Banco Bradesco S.A. opted for a single Audit Committee for all the companies comprising the Financial Conglomerate, including Grupo Bradesco de Seguros e Previdência (Insurance Group).

Management is in charge of defining and implementing managerial information systems to prepare the financial statements of the companies composing Bradesco Organization, pursuant to the accounting principles adopted in Brazil, applicable to institutions the Brazilian Central Bank (Bacen) authorizes to operate, the rules of the National Monetary Council, the Bacen, the Brazilian Securities and Exchange Commission (CVM), National Private Insurance Board (CNSP), the Insurance Superintendence (Susep) and the National Supplementary Healthcare Agency (ANS).

The Management is also responsible for processes, policies and internal control procedures that ensure the protection of assets, the appropriate recognition of liabilities and the management of risk operations of Bradesco Organization.

The Independent Auditor is in charge of examining the financial statements and issuing a report about their compliance with the accounting principles. Additionally, as a result of its works for the purpose of issuing the aforementioned report, it also advises on accounting procedures and internal controls, without prejudice to other reports to be prepared, such as limited reviews of the quarterly information to be delivered to Bacen and CVM.

It is incumbent upon the Internal Audit (General Inspectorate Department) to check the quality of Bradesco Organization’s internal control systems and the regularity of policies and procedures established by the Management, including those adopted in the preparation of financial reports.

It is incumbent upon the Audit Committee to assess the quality and the effectiveness of the Internal and Independent Audits, the effectiveness and the sufficiency of Bradesco Organization’s internal control systems and to analyze the financial statements, providing the relevant recommendations when applicable.

Among the Audit Committee’s duties are also those required by the U.S. Sarbanes-Oxley Act for companies registered with the U.S. Securities and Exchange Commission and quoted on the New York Stock Exchange.

The Audit Committee’s charter is available on the website www.bradesco.com.br, in the Corporate Governance area.

Activities in 2012

The Audit Committee attended 201 meetings with business, risk control and management areas, and with internal and independent auditors, checking the information considered relevant or critical through the referencing of different sources.

The Audit Committee’s work schedule for 2012 was focused on the main processes and products referring to Bradesco Organization’s activities. Among the most relevant aspects, we point out:

•     process of preparing and disclosing financial reports to shareholders and external users, which contain accounting and financial information;

•    the credit and operating risk management and control systems, preparation for the use of internal models in line with the conditions set forth by the New Basel Capital Accord (Basel II) and Bacen’s rules about the issue. For market risk, the Central Bank approved the use of an internal model on November 29, 2012; and

•      the improvement of internal controls systems deriving from projects in the IT and Risk Management areas.

Internal Controls Systems

Based on the work program and agenda established for 2012, the Audit Committee was informed on the main processes within the Organization, evaluating their quality and management commitment to their continuous improvement.

As a result of meetings with Bradesco Organization’s areas, the Audit Committee had the opportunity to suggest manners to improve the processes to the Board of Directors, as well as to monitor the implementation of improvement suggestions identified in the audit process and discussions with business areas.

228           Report on Economic and Financial Analysis - December 2012

Financial Statements, Independent Auditors’ Report, Summary of the Audit Committee’s Report   and Fiscal Council’s Report

Summary of the Audit Committee’s Report

Based on the information and remarks collected, the Audit Committee hereby deems the internal control system of Bradesco Organization as suitable to the size and complexity of its businesses and structured so as to ensure the efficiency of its operations, the financial report-generating systems, as well as compliance with internal and external rules, to which all transactions are subject.

Independent Audit

The planning of the independent audit for 2012 was discussed with KPMG Auditores Independentes (KPMG) and, throughout 2012, the audit teams responsible for services presented their results and main conclusions to the Audit Committee.

The material issues pointed out in the report about the study and the evaluation of accounting and internal controls systems, prepared in connection with the examination of the financial statements and respective recommendations for the improvement of these systems, were discussed with the Committee, which requested the monitoring of the implementations and improvements in the areas in charge.

Based on the planning submitted by auditors and on the subsequent discussions about results, the Committee considered that the works developed by the teams were adequate to the Organization’s businesses.

Internal Audit

The Committee requested that the Internal Audit considered several works in line with issues covered by the Committee’s agenda in its planning for 2012.

Throughout the year, the teams in charge of executing planned works reported and discussed with the Audit Committee the main conclusions on process and inherent risks.

Based on discussions regarding the planning of the Internal Audit, focused on risks, processes and the evaluation of the results thereof, the Audit Committee found that the Internal Audit had adequately met the demands of the Committee and the needs and requirements of the Organization and regulatory bodies.

Consolidated Financial Statements

In 2012, the Committee held meetings with the General Accounting, Planning, Budget, Control and Internal Audit departments to examine the monthly, quarterly, half-yearly and annual financial statements. These meetings analyzed and assessed the aspects of preparing individual and consolidated trial balances and balance sheets, notes to the financial statements and financial reports published with the consolidated financial statements.

Bradesco’s accounting policies were also considered in the preparation of financial statements, as well as compliance with accounting practices adopted in Brazil, applicable to institutions that Bacen authorizes to operate as well as with the applicable laws.

Prior to the disclosures of the Quarterly Financial Information (IFTs), the half-yearly and annual balance sheets, the Committee held meetings with KPMG to assess the aspects of independence of auditors and control environment when producing the figures to be disclosed.

Based on aforementioned reviews and discussions, the Audit Committee recommends that the Board of Directors approves the audited financial statements for the year ended December 31, 2012.

Cidade de Deus, Osasco, SP, January 25, 2013

CARLOS ALBERTO RODRIGUES GUILHERME

(Coordinator)

JOSÉ LUCAS FERREIRA DE MELO

ROMULO NAGIB LASMAR

OSVALDO WATANABE

Bradesco 229

Financial Statements, Independent Auditors’ Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Fiscal Council’s Report

The undersigned members of the Fiscal Council of Banco Bradesco S.A., in the exercise of their legal and statutory duties, having examined the Management Report and the Financial Statements related to the year ended December 31, 2012, and the technical feasibility study of taxable income generation, brought at present value, which has the purpose of recording the Deferred Tax Assets pursuant to the CVM Rule 371/02, Resolution 3059/02 of the National Monetary Council, and Bacen Circular Letter 3171/02, and in view of the unqualified report prepared by KPMG Auditores Independentes, are of the opinion that the aforementioned documents, based on the accounting practices adopted in Brazil, applicable to entities that the Brazilian Central Bank authorizes to operate, fairly reflect the Company’s equity and financial position, and recommend their approval by the Annual Shareholders Meeting.

Cidade de Deus, Osasco, São Paulo, January 25, 2013

Domingos Aparecido Maia

Nelson Lopes de Oliveira

Ricardo Abecassis E. Santo Silva

230	Report on Economic and Financial Analysis – December 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 31, 2013

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.